Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214200

CONSENT SOLICITATION STATEMENT OF GLACIER WATER SERVICES, INC.	PROSPECTUS OF PRIMO WATER CORPORATION

To Stockholders of Glacier Water Services, Inc.:

As you may be aware, Primo Water Corporation, a Delaware corporation (“Primo”), entered into an Agreement and Plan of Merger, dated as of October 9, 2016 (the “Merger Agreement”), by and among Primo, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Primo (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (“Glacier”), and David Shladovsky, as Stockholder Representative. Pursuant to the Merger Agreement, Merger Sub will merge with and into Glacier with Glacier remaining as the surviving entity and a wholly-owned subsidiary of Primo (the “Merger”).

The aggregate purchase price to be paid by Primo to holders of Glacier common stock, holders of options to purchase shares of Glacier common stock and the holder of LLC common units of GW Services LLC (the “Merger consideration”) will consist of (a) approximately $86.0 million in a combination of cash and shares of Primo common stock (less certain expenses incurred by Glacier in connection with the Merger), subject to adjustment pursuant to the Merger Agreement, and (b) warrants to purchase 2.0 million shares of Primo common stock. The precise amount of the aggregate Merger consideration and the resulting Per Share Merger Consideration (as defined in this consent solicitation statement/prospectus) will not be known until shortly before the effective time of the Merger, but it is currently expected to consist approximately of $12.17 in cash, 0.87 of a share of Primo common stock and a warrant to purchase 0.54 of a share of Primo common stock.

Primo common stock is traded on the Nasdaq Global Market under the symbol “PRMW.” On October 7, 2016, the last trading day prior to the announcement of the Merger, the last reported sale price of Primo common stock on the Nasdaq Global Market was $11.85. On December 2, 2016, the most recent practicable date prior to the filing of the accompanying consent solicitation statement/prospectus, the last reported sale price of Primo common stock on the Nasdaq Global Market was $12.46. We urge you to obtain current stock price quotations for Primo common stock from a newspaper, the internet or your broker.

Glacier common stock is quoted in the Pink Sheet Electronic Quotation Service under the symbol “GWSV.” On October 7, 2016, the last trading day prior to the announcement of the Merger, the last reported sale price of Glacier common stock on the Pink Sheet Electronic Quotation Service was $11.00. On December 2, 2016, the most recent practicable date prior to the filing of the accompanying consent solicitation statement/prospectus, the last reported sale price of Glacier common stock on the Pink Sheet Electronic Quotation Service was $22.45. We urge you to obtain current stock price quotations for Glacier common stock from the internet or your broker.

The Glacier board of directors has carefully considered the Merger and the terms of the Merger Agreement and has unanimously determined that the Merger and the Merger Agreement are advisable, fair to and in the best interests of Glacier and its stockholders. Accordingly, the Glacier board of directors has unanimously adopted and approved the Merger and the Merger Agreement. However, the approval of Glacier stockholders holding a majority of the outstanding shares of Glacier common stock entitled to vote on the adoption of the Merger Agreement is required for the Merger to close, and you are being sent this document to ask you to adopt and approve the Merger Agreement and the Merger by signing and returning the consent furnished with this consent solicitation statement/prospectus. No vote of Primo stockholders is required to complete the Merger.

Certain principal stockholders of Glacier have entered into voting agreements with Primo with respect to a portion of their shares, representing approximately 33.3% of all currently outstanding shares of Glacier common stock, under which they have agreed, among other things, to vote all of the shares covered by the voting agreements in favor of adoption and approval of the Merger Agreement and the Merger.

The Glacier board of directors has set October 6, 2016 as the record date for determining holders of Glacier common stock entitled to sign and deliver consents with respect to this solicitation. If you are a record holder of outstanding Glacier common stock on that date, you are urged to complete, date and sign the enclosed consent and promptly return it to Glacier. See the section entitled “Solicitation of Consents” beginning on page 45.

We encourage you to read carefully this consent solicitation statement/prospectus and the documents incorporated by reference into this consent solicitation statement/prospectus in their entirety, including the section entitled “Risk Factors” beginning on page 30.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this consent solicitation statement/prospectus, or determined if this consent solicitation statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This consent solicitation statement/prospectus is dated December 5, 2016, and is first being mailed to Glacier stockholders on or about December 5, 2016.

/s/ Brian H. McInerney
Brian H. McInerney
President and Chief Executive Officer Glacier Water Services, Inc.

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GLACIER WATER SERVICES, INC.

1385 Park Center Drive

Vista, California 92081

Notice of Solicitation of Consent

To Stockholders of Glacier Water Services, Inc.:

Pursuant to an Agreement and Plan of Merger, dated as of October 9, 2016 (the “Merger Agreement”), by and among Primo Water Corporation, a Delaware corporation (“Primo”), Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Primo (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (“Glacier”), and David Shladovsky, as Stockholder Representative, Merger Sub will merge with and into Glacier with Glacier remaining as the surviving entity and a wholly-owned subsidiary of Primo (the “Merger”).

This consent solicitation statement/prospectus is being delivered to you on behalf of the Glacier board of directors to request that holders of Glacier common stock as of the record date of October 6, 2016 sign and return consents to adopt and approve the Merger Agreement and the Merger.

This consent solicitation statement/prospectus describes the proposed Merger and the actions to be taken in connection with the Merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the Merger Agreement is attached as Appendix A to this consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described below under “Appraisal Rights.” Please note that if you wish to exercise appraisal rights you must not sign and return a consent adopting and approving the Merger Agreement and the Merger. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the Merger. In addition, you must take all other steps necessary to perfect your appraisal rights.

The Glacier board of directors has carefully considered the Merger and the terms of the Merger Agreement and has unanimously determined that the Merger and the Merger Agreement are advisable, fair to and in the best interest of Glacier and its stockholders.

Please complete, date and sign the consent furnished with this consent solicitation statement/prospectus and return it promptly to Glacier by one of the means described in the section entitled “Solicitation of Consents.”

By Order of the Board of Directors,

/s/ Steven D. Stringer
Steven D. Stringer
Secretary

ADDITIONAL INFORMATION

This consent solicitation statement/prospectus incorporates by reference important business and financial information about Primo from other documents that Primo has filed with the U.S. Securities and Exchange Commission (the “SEC”). These documents are furnished to you with this consent solicitation statement/prospectus. For a listing of the documents incorporated by reference into this consent solicitation statement/prospectus, see the section entitled “Where You Can Find Additional Information.”

Primo will provide you with copies of such documents (excluding all exhibits, unless Primo has specifically incorporated by reference an exhibit in the accompanying consent solicitation statement/prospectus), without charge, upon written or oral request to:

Primo Water Corporation

Investor Relations

101 North Cherry Street, Suite 501

Winston-Salem, North Carolina 27101

(336) 331-4000

ABOUT THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS

This consent solicitation statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Primo, constitutes a prospectus of Primo under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Primo common stock and the warrants to purchase shares of Primo common stock to be issued to Glacier stockholders, holders of Glacier stock options and the holder of LLC common units (the “minority LLC common units”) of GW Services LLC, a California limited liability company and subsidiary of Glacier, pursuant to the Merger Agreement. This document also constitutes a consent solicitation statement of Glacier with respect to the proposal to adopt the Merger Agreement.

Primo has supplied all information contained or incorporated by reference in this consent solicitation statement/prospectus relating to Primo, including Primo’s most recent Annual Report on Form 10-K for the year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. Primo has not authorized anyone to provide you with information that is different from what is contained in this consent solicitation statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this consent solicitation statement/prospectus. Neither Primo nor Glacier has authorized anyone to provide you with different information. This consent solicitation statement/prospectus is dated as of December 5, 2016. You should not assume that information contained in this consent solicitation statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this consent solicitation statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this consent solicitation statement/prospectus to the Glacier equityholders nor the issuance by Primo of common stock and warrants to purchase common stock in the Merger will create any implication to the contrary.

This consent solicitation statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this consent solicitation statement/prospectus regarding Primo has been provided by Primo and information contained in this consent solicitation statement/prospectus regarding Glacier has been provided by Glacier.

All references in this consent solicitation statement/prospectus to “Primo” refer to Primo Water Corporation, a Delaware corporation; all references in this consent solicitation statement/prospectus to “Merger Sub” refer to Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Primo; all references in this consent solicitation statement/prospectus to “Glacier” refer to Glacier Water Services, Inc., a Delaware corporation, and (except where the context indicates otherwise) its subsidiaries; all references in this consent solicitation statement/prospectus to the “Combined Company” refer to Primo following the completion of the Merger; all references in this consent solicitation statement/prospectus to “Primo common stock” refer to the common stock, par value $0.001 per share, of Primo; all references in this consent solicitation statement/prospectus to “warrants to purchase shares of Primo common stock” refer to the warrants to be issued by Primo to Glacier equityholders in connection with the Merger to purchase shares of Primo common stock at an exercise price equal to $11.88 per share of Primo common stock; all references in this consent solicitation statement/prospectus to “Primo stockholders” refer to the holders of Primo common stock; all references in this consent solicitation statement/prospectus to “Glacier common stock” refer to the common stock, par value $0.01 per share, of Glacier; all references in this consent solicitation statement/prospectus to “Glacier stockholders” refer to the holders of Glacier common stock; all references in this consent solicitation statement/prospectus to “Glacier stock options” refer to the option to purchase shares of Glacier common stock; all references in this consent solicitation statement/prospectus to “holders of Glacier stock options” refer to the holders of options to purchase shares of Glacier common stock; all references in this consent solicitation statement/prospectus to “minority LLC common units” refer to the LLC common units of GW Services LLC, a California limited liability company and a majority-owned subsidiary of Glacier; all references in this consent solicitation statement/prospectus to “Glacier equityholders” refer to the Glacier stockholders, holders of options to purchase shares of Glacier common stock, and Glacier Water Holdings, LLC, the holder of the minority LLC common units; all references in this consent solicitation statement/prospectus to the “Merger” refer to the proposed merger of Merger Sub with and into Glacier; unless otherwise indicated or as the context requires, all references in this consent solicitation statement/prospectus to “we,” “our” and “us” refer to Primo and Glacier collectively; and, unless otherwise indicated or as the context requires, all references to the “Merger Agreement” refer to the Agreement and Plan of Merger, dated as of October 9, 2016, by and among Primo, Merger Sub, Glacier, and David Shladovsky, as Stockholder Representative.

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APPENDIX A –

AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 9, 2016, BY AND AMONG PRIMO WATER CORPORATION, PRIMO SUBSIDIARY, INC., GLACIER WATER SERVICES, INC. AND DAVID SHLADOVSKY, AS STOCKHOLDER REPRESENTATIVE

APPENDIX B –	FORM OF WARRANT AGREEMENT

APPENDIX C –	VOTING AGREEMENTS BY AND AMONG PRIMO WATER CORPORATION AND EACH OF RICHARD KAYNE, BRIAN MCINERNEY AND CHARLES NORRIS

APPENDIX D –	EMPLOYMENT AGREEMENT, DATED AS OF OCTOBER 9, 2016, BETWEEN PRIMO WATER CORPORATION AND BRIAN MCINERNEY

APPENDIX E –	FORM OF LOCK-UP AGREEMENT

APPENDIX F –	SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

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QUESTIONS AND ANSWERS

The following are brief answers to certain questions that you, as a Glacier equityholder, may have regarding the Merger and the Merger Agreement. Glacier equityholders should read carefully the remainder of this consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the Merger. Additional important information is also contained in the appendices and exhibits to, and the documents incorporated by reference in, this consent solicitation statement/prospectus. See “Where You Can Find Additional Information” beginning on page 148.

Q:	Why am I receiving this consent solicitation statement/prospectus?

A:

Primo has agreed to acquire Glacier under the terms of the Merger Agreement that is described in this consent solicitation statement/prospectus. See the section titled “The Merger Agreement” beginning on page 68 of this consent solicitation statement/prospectus. A copy of the Merger Agreement is attached to this consent solicitation statement/prospectus as Appendix A. It is the legal document that governs the Merger.

The board of directors of Glacier is providing these consent solicitation materials to the Glacier stockholders, and is soliciting such holders’ consent to a proposal to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. These consent solicitation materials also constitute a prospectus with respect to the shares of Primo common stock and the warrants to purchase shares of Primo common stock to be issued to Glacier equityholders in the Merger. This consent solicitation statement/prospectus contains important information about the Merger and the Merger Agreement, including the availability of appraisal rights in connection with the Merger, and you should read this consent solicitation statement/prospectus carefully.

Q:	What will happen to Glacier as a result of the Merger, and what will I receive in the Merger?

A:

As a result of the Merger, Merger Sub, a wholly-owned subsidiary of Primo, will merge with and into Glacier and outstanding shares of Glacier common stock, Glacier stock options and minority LLC common units will be cancelled. Upon the effective time of the Merger, you will be entitled to receive a combination of cash, shares of Primo common stock and warrants to purchase shares of Primo common stock.

Under the Merger Agreement, at the effective time of the Merger and without any action on the part of the holder thereof, the outstanding shares of Glacier common stock, Glacier stock options and minority LLC common units will be converted into or exchanged for the right to receive an aggregate of approximately $50,000,000 in cash and approximately $36,000,000 of shares of Primo common stock, each subject to adjustment pursuant to the Merger Agreement, and warrants to purchase 2,000,000 shares of Primo common stock at an exercise price equal to $11.88 per share of Primo common stock. The precise amount of the aggregate Merger consideration and the resulting Per Share Merger Consideration (as defined in this consent solicitation statement/prospectus) will not be known until shortly before the effective time of the Merger, but it is currently estimated to consist of approximately $12.17 in cash, 0.87 of a share of Primo common stock and a warrant to purchase 0.54 of a share of Primo common stock.

Q:	Why are Primo and Glacier proposing the Merger?

A:

Primo and Glacier believe that combining the strengths of the two companies is in the best interests of their respective companies and stockholders. The Merger of Primo and Glacier will unite two highly complementary brands and position the Combined Company with approximately 46,000 retail locations throughout the United States and Canada with the opportunity to generate significant operating scale through an expansive refill and exchange network. To review the reasons for the Merger in greater detail, see the sections titled “The Merger – Primo’s Reasons for the Merger” beginning on page 55 of this consent solicitation statement/prospectus and “The Merger – Glacier’s Reasons for the Merger; Recommendation of the Glacier Board of Directors” beginning on page 57 of this consent solicitation statement/prospectus.

Q:	Does the board of directors of Glacier support the Merger?

A:

Yes. The board of directors of Glacier has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of Glacier and its stockholders, and unanimously recommends that Glacier stockholders adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement by signing and delivering the consent furnished with this consent solicitation statement/prospectus.

Q:	What happens if the Merger is not consummated?

A:

If the Merger Agreement is not adopted by the Glacier stockholders or if the Merger is not completed for any other reason, you will not receive any payment for your shares of Glacier common stock, Glacier stock options or minority LLC common units in connection with the Merger. Instead, Glacier will remain an independent company. In certain circumstances, as described under “The Merger Agreement – Termination Fees”, a termination fee of $7.5 million may be payable by Glacier to Primo or by Primo to Glacier.

Q:	Who is soliciting my consent?

A:

The board of directors of Glacier is providing these consent solicitation materials to Glacier stockholders, and is soliciting such holders’ consent to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. These consent solicitation materials also constitute a prospectus with respect to the shares of Primo common stock and the warrants to purchase shares of Primo common stock to be issued to Glacier equityholders in the Merger.

Q:	What am I being asked to approve?

A:	Glacier stockholders are being asked to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement.

Q:	What will I receive for my shares of Glacier common stock if the Merger is consummated?

A:

At the effective time of the Merger, each share of Glacier common stock (other than any dissenting shares or any shares held by Glacier or any of its subsidiaries) issued and outstanding immediately before the effective time of the Merger will be converted into the right to receive the following approximate consideration, which is referred to as the “Per Share Merger Consideration”:

●	$12.17 in cash, which is referred to as the “Per Share Cash Amount;”

●	0.87 of a share of Primo common stock, which is referred to as the “Per Share Stock Amount;” and

●	a warrant to purchase 0.54 of a share of Primo common stock, which is referred to as the “Per Share Warrant Amount,”

all upon the surrender of the certificate representing such share of Glacier common stock or an affidavit with respect thereto.

Receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus. All shares so converted will no longer be outstanding and will automatically be canceled and will cease to exist.

The foregoing Per Share Merger Consideration calculations assume, among other things that, prior to the closing of the Merger (the “Closing Date”), Glacier:

●	issues approximately 63,000 shares of Glacier common stock to certain Glacier employees as bonus compensation;

●	incurs approximately $5.6 million in certain transaction expenses in connection with the Merger; and

●	does not incur additional indebtedness after October 9, 2016 other than borrowings under its credit agreement.

With respect to the foregoing assumptions, Glacier expects such $5.6 million of transaction expenses to include: (i) approximately $2.5 million payable to Glacier’s financial advisor, (ii) approximately $2.3 million payable as cash bonus compensation to certain Glacier employees, including certain executive officers of Glacier as more fully described in “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58, (iii) approximately $0.7 million payable to Glacier’s legal and accounting advisors, and (iv) up to approximately $0.1 million payable with respect to other transaction expenses. While the Merger Agreement does not expressly limit the amount of such transaction expenses, Glacier does not expect its actual transaction expenses to vary materially from the foregoing assumptions. In addition, since October 9, 2016, Glacier has not incurred any additional indebtedness other than under its credit agreement, and Glacier does not expect to incur any additional indebtedness prior to the closing of the Merger that would reduce the consideration payable to the Glacier equityholders. The Merger Agreement limits Glacier’s ability to incur additional indebtedness other than under its existing credit agreement. For more information, see the section titled “The Merger Agreement – Merger Consideration” beginning on page 69 of this consent solicitation statement/prospectus.

Q:	What will happen to my Glacier stock options (if any) if the Merger is consummated?

A:

At the effective time of the Merger, each outstanding Glacier stock option will be canceled and each holder of such Glacier stock option will receive, in exchange for such option, upon receipt by Primo of a signed option cancellation agreement and subject to amounts deposited into escrow pursuant to the Merger Agreement and applicable withholding, consideration based on the difference between the value of the Per Share Merger Consideration, excluding the Per Share Warrant Amount, and the per share exercise price of such Glacier stock option, which difference is referred to as the “Option Value.” The Option Value will be allocated by treating a holder of Glacier stock options as if the holder owns a number of shares of Glacier common stock determined by multiplying (x) the number of shares of Glacier common stock subject to such option by (y) the quotient obtained by dividing such Option Value by the value of the Per Share Merger Consideration, with the number of shares of Glacier common stock resulting from this allocation referred to as “Option Allocated Shares.” Each Option Allocated Share will be converted into the right to receive the Per Share Merger Consideration, as if such Option Allocated Share were a share of Glacier common stock. Receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

Q:	What will happen to my minority LLC common units (if any) if the Merger is consummated?

A:

At the effective time of the Merger, Primo will deliver to Glacier Water Holdings, LLC an amount of Merger consideration that such entity would be entitled to receive if each minority LLC common unit were instead one share of Glacier common stock, and Glacier will cause Glacier Water Holdings, LLC to assign to Glacier all of its right, title and interest in and to the minority LLC common units and for such units to be cancelled and terminated in accordance with the organizational documents of GW Services, LLC. Receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

Q:	What are the terms of the warrants to be used as part of the Merger consideration?

A:

The warrants will be issued pursuant to a warrant agreement in the form of and on the terms specified in the form of warrant agreement, a copy of which is attached to this consent solicitation statement/prospectus as Appendix B and is filed as Exhibit 4.1 to the registration statement of which this consent solicitation statement/prospectus forms a part, and is incorporated by reference. The warrants have an exercise price equal to $11.88 per share of Primo common stock. Approximately one-third of the warrants will vest six months following the Closing Date and an additional one-third will vest on each of nine months and one year following the Closing Date. The warrants will be exercisable until the fifth anniversary of the Closing Date. See “The Warrant Agreement” beginning on page 88 of this consent solicitation statement/prospectus.

Q:	Who is entitled to give a consent?

A:

The Glacier board of directors has set the close of business on October 6, 2016, which is referred to as the “Record Date,” as the record date for determining Glacier stockholders entitled to sign and deliver consents with respect to this consent solicitation. Holders of outstanding shares of Glacier common stock as of the close of business on the Record Date will be entitled to give a consent using the consent furnished with this consent solicitation statement/prospectus.

Q:	How many shares of Glacier common stock were outstanding on the Record Date?

A:	There were 3,316,916 shares of Glacier common stock outstanding at the close of business on October 6, 2016.

Q:	What approval is required to adopt the Merger Agreement?

A:

We cannot complete the Merger unless Glacier stockholders adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. Adoption and approval of the Merger Agreement and the Merger require the approval of the holders of a majority of the outstanding shares of Glacier common stock entitled to vote thereon. As of the Record Date, there were 3,316,916 shares of Glacier common stock issued and outstanding.

Each of Richard Kayne, Brian McInerney and Charles Norris has entered into voting agreements with Primo with respect to a portion of their shares representing approximately 33.3% of all currently outstanding shares of Glacier common stock. Under the voting agreements, these stockholders have agreed, among other things, to vote the shares of Glacier common stock covered by the voting agreements in favor of adoption and approval of the Merger Agreement and the Merger.

As of the Record Date, all directors and executive officers of Glacier as a group owned and were entitled to grant consents with respect to an additional 22.0% of the shares of Glacier common stock issued and outstanding on that date. Glacier currently expects that its directors and executive officers will deliver consents in favor of the adoption and approval of the Merger Agreement and the Merger. If they do so, a total of at least 55.3% of the outstanding shares will have been consented to the adoption and approval of the Merger Agreement and the Merger, and both will be approved.

Q:	What options do I have with respect to the proposed Merger?

A:

With respect to the shares of Glacier common stock that you hold, you may sign a consent to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement (which is equivalent to a vote for the proposal). If you disapprove of the proposal (which is equivalent to a vote against the proposal), you should not sign the consent. If you fail to sign and return your consent, or otherwise withhold your consent or abstain, it has the same effect as voting against the proposal.

Q:	Can I dissent and require appraisal of my shares?

A:

If you are a Glacier stockholder who does not approve the Merger by delivering a consent adopting the Merger Agreement, you will, by strictly complying with Section 262 of the DGCL, be entitled to appraisal rights. Section 262 of the DGCL is attached to this consent solicitation statement/prospectus as Appendix F. Failure to follow precisely any of the statutory procedures set forth in Appendix F may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a demand for appraisal to the surviving corporation within 20 days from the date of the mailing of this consent solicitation statement/prospectus. THIS CONSENT SOLICITATION STATEMENT/PROSPECTUS CONSTITUTES SUCH NOTICE AND IS BEING MAILED ON DECEMBER 5, 2016. ACCORDINGLY, YOU MUST DELIVER YOUR APPRAISAL DEMAND BY DECEMBER 25, 2016. See the section titled “The Merger – Appraisal Rights” beginning on page 60 of this consent solicitation statement/prospectus.

Q:	How can I return my consent?

A:

If you hold shares of Glacier common stock as of the close of business on the Record Date and you wish to submit your consent, you must fill out the enclosed consent, date and sign it, and promptly return it to Glacier. Once you have completed, dated and signed your consent, deliver it to Glacier by faxing your consent to Glacier, Attention: Secretary, at 760-560-0225, by emailing a .pdf copy of your consent to steve.stringer@glacierwater.com or by mailing your consent to Glacier at 1385 Park Center Drive, Vista, California 92081, Attention: Secretary. Glacier does not intend to hold a stockholders’ meeting to consider the approval of the Merger Agreement, and, unless Glacier decides to hold a stockholders’ meeting for such purpose, you will be unable to vote in person by attending a stockholders’ meeting. See the section titled “Solicitation of Consents” beginning on page 45 of this consent solicitation statement/prospectus.

Q:	What is the deadline for returning my consent?

A:

The Glacier board of directors has set 9:00 a.m., New York City time, on December 7, 2016 as the targeted final date for the receipt of consents. Glacier reserves the right to extend the final date for receipt of consents beyond 9:00 a.m., New York City time, on December 7, 2016, provided that no consent delivered more than 60 days from the earliest dated consent will be effective. Any such extension may be made without notice to Glacier stockholders. Once a sufficient number of consents to adopt and approve the Merger Agreement and the Merger have been received, the consent solicitation will conclude.

Q:	Can I change or revoke my consent?

A:

Yes. If you are a record holder of shares of Glacier common stock at the close of business on the Record Date, you may change or revoke your consent (subject to any contractual obligations you may otherwise have) at any time before the consents of a sufficient number of shares of Glacier common stock to approve and adopt such proposal have been delivered to the Secretary of Glacier. If you wish to change or revoke your consent before that time, you may do so by delivering a notice of revocation to the Secretary of Glacier.

Q:	Do I need to send in my Glacier stock certificates now?

A:

No. You should not send in your Glacier stock certificates now. Prior to the effective time of the Merger, a letter of transmittal will be sent to Glacier stockholders informing them where to deliver their Glacier stock certificates in order to receive their share of the Merger consideration, including any cash in lieu of a fractional share of Primo common stock. You should not send in your Glacier stock certificates prior to receiving the letter of transmittal.

Q:	Is the Merger taxable to me?

A:

The exchange of shares of Glacier common stock for cash, shares of Primo common stock and warrants to purchase shares of Primo common stock pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. If you are a U.S. Holder (as defined in the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 64 of this consent solicitation statement/prospectus) and your shares of Glacier common stock are converted into the right to receive the Merger consideration, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of the amount of any cash received, plus the fair market value (determined as of the Closing Date of the Merger) of any shares of Primo common stock (including such shares held in the Escrow and not released until after the year in which the Closing Date occurs) and warrants to purchase shares of Primo common stock received, and (ii) your adjusted tax basis in your shares of Glacier common stock. You should read the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 64 of this consent solicitation statement/prospectus for a more detailed discussion of the U.S. federal income tax consequences of the Merger. You should also consult your tax advisor for a complete analysis of the particular tax consequences of the Merger to you, including the applicability and effect of any U.S. federal, state and local and non-U.S. tax laws.

Q:	When is the Merger expected to be completed?

A:

Primo and Glacier expect to complete the Merger late in 2016, subject to the satisfaction or waiver of the conditions to the Merger contained in the Merger Agreement. However, it is possible that factors outside the control of Primo and Glacier could require Primo and Glacier to complete the Merger at a later time or not complete it at all.

Q:	Who can help answer my questions?

A:

If you have any questions about the Merger or how to return your consent, or if you need additional copies of this consent solicitation statement/prospectus or a replacement consent, you should contact Steve Stringer, Secretary of Glacier Water Services, Inc. by email at steve.stringer@glacierwater.com, by phone at 800-452-2437, by fax at 760-560-0225 or by written correspondence at 1385 Park Center Drive, Vista, California 92081, Attention: Secretary.

SUMMARY

This summary highlights selected information contained in this consent solicitation statement/prospectus and does not contain all the information that may be important to you. Primo and Glacier urge you to carefully read this consent solicitation statement/prospectus in its entirety, as well as all Appendices. Additional important information is also contained in the documents incorporated by reference into this consent solicitation statement/prospectus; see the section entitled “Where You Can Find Additional Information” beginning on page 148.

The Companies

Primo Water Corporation

Primo Water Corporation, a Delaware corporation, which is referred to as “Primo,” is headquartered in Winston-Salem, North Carolina. Primo is a leading provider of multi-gallon purified bottled water, self-service refill water and water dispensers sold through major retailers in the United States and Canada. Primo believes the market for purified water continues to grow due to evolving taste preferences, perceived health benefits and concerns regarding the quality of municipal tap water. Primo’s products provide an environmentally friendly, economical, convenient and healthy solution for consuming purified and filtered water.

Primo’s principal executive offices are located at 101 North Cherry Street, Suite 501, Winston-Salem, North Carolina 27101 and its telephone number is (336) 331-4000. Primo common stock is listed on the Nasdaq Global Market, trading under the symbol “PRMW.”

This consent solicitation statement/prospectus includes important business and financial information about Primo from other documents that are incorporated by reference; see the section entitled “Where You Can Find Additional Information” beginning on page 148.

Primo Subsidiary, Inc.

Primo Subsidiary, Inc., a wholly-owned subsidiary of Primo, is a Delaware corporation that was formed on October 5, 2016 solely for the purpose of entering into the Merger Agreement and effecting the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub has not engaged, and does not expect to engage, in any other business activities.

Glacier Water Services, Inc.

Glacier Water Services, Inc. is a Delaware corporation which conducts its operations principally through GW Services, LLC, a California limited liability company, its majority-owned subsidiary. After the transactions referred to under “The Merger Agreement—Certain Other Effects of the Merger” beginning on page 72, GW Services, LLC will be a wholly-owned subsidiary of Glacier Water Services, Inc. Unless the context requires otherwise, both of these companies are referred to collectively as “Glacier.”

Glacier’s principal executive offices are located at 1385 Park Center Drive, Vista, California 92081, and its telephone number is 760-560-1111. Glacier common stock is not traded on an established market but is quoted in the Pink Sheets Electronic Quotation Service under the symbol “GWSV.”

The Merger

Primo and Glacier agreed to the acquisition of Glacier by Primo under the terms of the Merger Agreement described in this consent solicitation statement/prospectus. Pursuant to the Merger Agreement, Merger Sub will merge with and into Glacier, with Glacier continuing as the surviving corporation and a wholly-owned subsidiary of Primo. Primo and Glacier have attached the Merger Agreement as Appendix A to this consent solicitation statement/prospectus. Primo and Glacier encourage you to carefully read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Merger Consideration

Under the Merger Agreement, Primo will pay an aggregate purchase price equal to:

●	approximately $263.0 million, consisting of:

●	approximately $86.1 million in closing consideration payable to Glacier equityholders, which is allocated as follows, prior to the adjustments described below:

■	approximately $49,932,724 (or 58% of such closing consideration) payable in cash; and

■	approximately $36,158,180 (or 42% of such closing consideration) payable in shares of Primo common stock; and

in each case, subject to adjustment to the extent Glacier incurs certain transaction expenses or incurs additional debt in excess of its estimated indebtedness as of the date of the Merger Agreement other than debt under its credit agreement; and

●	approximately $177.0 million of net indebtedness and preferred interests being assumed ($81.0 million) and/or retired ($96.0 million) by Primo (the “Assumed Debt”), and

●	warrants to purchase 2.0 million shares of Primo common stock at an exercise price equal to $11.88 per share of Primo common stock.

The exact cash consideration payable to each Glacier equityholder will be calculated by reducing $49,932,724 by the amounts of the Transaction Expense Exclusion, the Transaction Expenses and any Company Debt (as defined in the Merger Agreement) (other than Assumed Debt) which, in the aggregate, the parties estimate will equal approximately $5.6 million. In addition, the exact consideration payable to each Glacier equityholder in shares of Primo common stock will be calculated by adding to $36,158,180 the Transaction Expense Exclusion, which the parties estimate will equal approximately $1.65 million, and dividing such resulting amount by $11.88 and then further dividing the resulting amount by the number of shares of Fully-Diluted Company Stock (as defined in the Merger Agreement) outstanding immediately prior to the effective time of the Merger. The exact consideration payable to each Glacier equityholder in warrants will be calculated by dividing 2.0 million by the number of Fully-Diluted Company Stock outstanding immediately prior to the effective time of the Merger.

The warrants have an exercise price equal to $11.88 per share of Primo common stock. Approximately one-third of the warrants will vest six months following the Closing Date and an additional one-third will vest on each of nine months and one year following the Closing Date. The warrants will be exercisable until the fifth anniversary of the Closing Date.

Primo will not issue fractional shares of Primo common stock in the Merger. As a result, Glacier equityholders will receive cash for any fractional share of Primo common stock that they would otherwise be entitled to receive in the Merger. After the Merger is completed, Glacier equityholders will have only the right to receive the Merger consideration, any cash in lieu of fractional shares of Primo common stock, and any dividends or other distributions with respect to the shares of Primo common stock and with a record date occurring after the effective time of the Merger or, in the case of Glacier stockholders that properly exercise and perfect appraisal rights, the right to receive the fair market value for such shares, and will no longer have any rights as Glacier equityholders, including voting or other rights.

Receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

For a more complete description of the Merger consideration, see the section titled “The Merger Agreement – Merger Consideration” beginning on page 69 of this consent solicitation statement/prospectus.

Per Share Merger Consideration

The aggregate Merger consideration will be allocated among the Glacier equityholders.

At the effective time of the Merger, each share of Glacier common stock (other than any dissenting shares or any shares held by Glacier or any of its subsidiaries) issued and outstanding immediately before the effective time of the Merger will be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Amount. Assuming, among other things that, prior to the Closing of the Merger, Glacier (a) issues approximately 63,000 shares of Glacier common stock to certain Glacier employees as bonus compensation, (b) incurs approximately $5.6 million in certain transaction expenses in connection with the Merger and (c) does not incur additional indebtedness after October 9, 2016 other than borrowings under its credit agreement, each share of Glacier common stock would be converted into the right to receive approximately:

●	$12.17 in cash;

●	0.87 of a share of Primo common stock; and

●	a warrant to purchase 0.54 of a share of Primo common stock.

With respect to the foregoing assumptions, Glacier expects such $5.6 million of transaction expenses to include: (i) approximately $2.5 million payable to Glacier’s financial advisor, (ii) approximately $2.3 million payable as cash bonus compensation to certain Glacier employees, including certain executive officers of Glacier as more fully described in “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58, (iii) approximately $0.7 million payable to Glacier’s legal and accounting advisors, and (iv) up to approximately $0.1 million payable with respect to other transaction expenses. While the Merger Agreement does not expressly limit the amount of such transaction expenses, Glacier does not expect its actual transaction expenses to vary materially from the foregoing assumptions. In addition, since October 9, 2016, Glacier has not incurred any additional indebtedness other than under its credit agreement, and Glacier does not expect to incur any additional indebtedness prior to the closing of the Merger that would reduce the consideration payable to the Glacier equityholders. The Merger Agreement limits Glacier’s ability to incur additional indebtedness other than under its existing credit agreement. In addition, receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

For a more complete description of the per share Merger consideration, see the section titled “The Merger Agreement—Per Share Merger Consideration” beginning on page 70 of this consent solicitation statement/prospectus.

Treatment of Glacier Stock Options and Minority LLC Common Units

At the effective time of the Merger, each outstanding Glacier stock option will be canceled and each holder of Glacier stock options will receive, in exchange for such options, upon receipt by Primo of a duly signed option cancellation agreement and subject to amounts deposited into escrow pursuant to the Merger Agreement and applicable withholding, consideration based on the difference between the value of the Per Share Merger Consideration, excluding the Per Share Warrant Amount, and the per share exercise price of such Glacier stock option, which difference is referred to as the “Option Value.”

The Option Value will be allocated by treating a holder of Glacier stock options as if the holder owns a number of shares of Glacier common stock determined by multiplying (x) the number of shares of Glacier common stock subject to such option by (y) the quotient obtained by dividing such Option Value by the value of the Per Share Merger Consideration, with the number of shares of Glacier common stock resulting from this allocation referred to as “Option Allocated Shares.” Each Option Allocated Share will be converted into the right to receive the Per Share Merger Consideration, as if such Option Allocated Share were a share of Glacier common stock. As of the effective time of the Merger, the Glacier option holders will cease to have any further right or entitlement to acquire any Glacier stock or any shares of capital stock of Primo or the surviving corporation under the cancelled or terminated stock options.

At the effective time of the Merger, Primo will deliver to Glacier Water Holdings, LLC consideration that such entity would be entitled to receive if each minority LLC common unit were instead one share of Glacier common stock, subject to amounts deposited into escrow pursuant to the Merger Agreement, and Glacier will cause the minority LLC common units to be cancelled and terminated in accordance with the organizational documents of GW Services, LLC.

Escrow

Primo will withhold from Glacier equityholders (on a pro rata basis according to their respective interests therein) and deliver to the escrow agent 71% of the stock consideration payable to each such Glacier equityholder, to be held and distributed by the escrow agent pursuant to the terms of the Merger Agreement and the escrow agreement. Subject to any claims for indemnification, the escrow will be released to the stockholder representative, on behalf of and for distribution to the Glacier equityholders, as follows: twenty-five percent (25%) of the escrow will be released on the date that is six (6) months following the Closing Date; an additional twenty-five percent (25%) will be released on the date that is nine (9) months following the Closing Date, and the remaining fifty percent (50%) will be released on the “Final Escrow Release Date”, which means (i) if the Closing Date is on or prior to December 31, 2016, the date that is the first anniversary of the Closing Date or (ii) if the Closing Date is after December 31, 2016, the date that is thirty (30) days following the completion of an independent audit of Primo and its subsidiaries on a consolidated basis following the Merger for the fiscal year ending December 31, 2017. For more information, see the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

Certain Other Effects of the Merger

At the closing, concurrent with the effective time of the Merger, the following additional events will occur:

●

the LLC common units of GW Services, LLC held by Glacier or any other subsidiaries of Glacier will remain outstanding at and immediately following the effective time of the Merger and without any consideration or other payment to Glacier or any other affiliate of Glacier therefor;

●

Glacier will cause its subsidiary GW Services, LLC to acquire all outstanding preferred interests of such subsidiary in consideration for the payment of 135% of the principal amount of such preferred interests (not to exceed $39.2 million) and any accrued but unpaid preferred return on such interests, and Primo will fund the acquisition of these interests;

●

Glacier will redeem its Series B Junior Subordinated Debentures in an aggregate principal amount of $12.5 million in accordance with their terms, and Primo will fund such redemption, and if any Series B Junior Subordinated Debentures have been converted prior to the closing into Trust Preferred Securities of Glacier Water Trust I, such Trust Preferred Securities will be repurchased at their principal amounts; and

●	Primo will, on behalf of GW Services, LLC, pay all amounts required to repay in full the indebtedness of GW Services, LLC under its Amended and Restated Credit Agreement with City National Bank.

Exchange Procedures for Shares of Glacier Common Stock

As soon as practicable after the effective time of the Merger, Primo will cause its transfer agent, Wells Fargo Shareowner Services, which will serve as its exchange agent, to distribute to the record holders of shares of Glacier common stock a form of letter of transmittal and instructions, each in substantially the form attached to the Merger Agreement. Upon surrender of a certificate or certificates representing any shares of Glacier common stock held of record by such holder to the exchange agent, together with a properly signed letter of transmittal and such other documents as may reasonably be required by the exchange agent, the exchange agent will deliver to the holder of such certificate or certificates in exchange, subject to the shares of Primo common stock deposited into escrow pursuant to the terms of the Merger Agreement and escrow agreement, (a) one or more shares of Primo common stock (which will be in uncertificated book-entry form unless a physical certificate is requested) such holder has the right to receive (subject to the escrow provisions), (b) a check for the portion of the cash consideration such holder has the right to receive and cash in lieu of any fractional shares of Primo common stock, and (c) warrants to purchase shares of Primo common stock representing the aggregate Per Share Warrant Amount that such holder has the right to receive. No interest will be paid or will accrue on any cash payable to such holder. Primo will be entitled to deduct and withhold from the aggregate Merger consideration otherwise payable to such holder such amounts as it is required to deduct and withhold with respect to making required tax payments. For more information, see the section titled “The Merger Agreement—Exchange Procedures for Shares of Glacier Common Stock” beginning on page 72 of this consent solicitation statement/prospectus.

Ownership of Primo Following the Merger

The Glacier equityholders will own in the aggregate approximately 10.9% of the outstanding shares of Primo common stock immediately following consummation of the Merger. For more information, see the section titled “The Merger—Ownership of Primo Following the Merger” beginning on page 54 of this consent solicitation statement/prospectus.

Debt Financing of the Merger

On October 11, 2016, Primo entered into a commitment letter with Goldman Sachs Bank USA (“Goldman”), in which Goldman committed to lend Primo up to $186.0 million in term loans and to provide a $10.0 million revolving credit facility (the “Commitment Letter”). Primo plans to use the proceeds of the term loans to:

●	pay the cash portion of the Merger consideration;

●	repay the outstanding principal amount and accrued interest under Glacier’s Amended and Restated Credit Agreement with City National Bank;

●	pay for GW Services, LLC to acquire all of its outstanding preferred interests and pay the outstanding preferred return on such preferred interests as provided under their terms;

●	pay for Glacier to redeem its Series B Junior Subordinated Debentures in an aggregate principal amount of up to $12.5 million, plus accrued interest, in accordance with their terms; and

●	pay transaction-related fees and expenses.

For more information, see the section titled “Description of the Debt Financing” beginning on page 93 of this consent solicitation statement/prospectus.

Risk Factors

In evaluating the Merger Agreement and the Merger, you should carefully read this consent solicitation statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors” beginning on page 30 of this consent solicitation statement/prospectus.

Record Date; Glacier Stockholders Entitled to Consent

The Glacier board of directors has set the close of business on October 6, 2016 as the Record Date for determining the Glacier stockholders entitled to sign and deliver consents with respect to this consent solicitation.

Only Glacier stockholders of record holding shares of Glacier common stock as of the close of business on the Record Date are entitled to sign and deliver consents with respect to the adoption and approval of the Merger Agreement and the Merger. As of the close of business on the Record Date, there were 3,316,916 shares of Glacier common stock outstanding and entitled to sign and deliver consents with respect to the adoption and approval of the Merger Agreement and the Merger. Each share of Glacier common stock is entitled to one vote. You are urged to return a completed, dated and signed consent by 9:00 a.m., New York City time, on December 7, 2016.

Consents; Required Consents

Adoption and approval of the Merger Agreement and the Merger require the consent of the holders of a majority of the outstanding shares of Glacier common stock entitled to vote thereon.

Each of Richard Kayne, Brian McInerney and Charles Norris, who currently serve as directors of Glacier, has entered into voting agreements with Primo with respect to a portion of their shares representing approximately 33.3% of all currently outstanding shares of Glacier common stock. Under the voting agreements, such stockholders have agreed, among other things, to deliver consents with respect to the shares covered by the voting agreements in favor of the Merger Agreement and the Merger.

As of the Record Date, all directors and executive officers of Glacier as a group owned and were entitled to grant consents with respect to an additional 728,722 shares of Glacier common stock, or approximately 22.0% of the issued and outstanding shares of Glacier common stock on that date. Glacier currently expects that its directors and executive officers will deliver consents in favor of the adoption and approval of the Merger Agreement and the Merger. If they do so, a total of at least 55.3% of the outstanding shares of Glacier common stock will have consented to the adoption and approval of the Merger Agreement and the Merger, and both will be approved.

Submission of Consents

If you hold shares of Glacier common stock as of the close of business on the Record Date and you wish to submit your consent, you must fill out the enclosed consent, date and sign it, and promptly return it to Glacier. Once you have completed, dated and signed your consent, deliver it to Glacier by faxing your consent to Glacier, Attention: Secretary, at 760-560-0225, by emailing a .pdf copy of your consent to steve.stringer@glacierwater.com or by mailing your consent to Glacier at 1385 Park Center Drive, Vista, California 92081, Attention: Secretary. Glacier does not intend to hold a stockholders’ meeting to consider the adoption and approval of the Merger Agreement and the Merger, and, unless Glacier decides to hold a stockholders’ meeting for such purpose, you will be unable to vote in person by attending a stockholders’ meeting. See the section titled “Solicitation of Consents” beginning on page 45 of this consent solicitation statement/prospectus.

The Glacier board of directors has set 9:00 a.m., New York City time, on December 7, 2016 as the targeted final date for the receipt of consents. Glacier reserves the right to extend the final date for receipt of consents beyond 9:00 a.m., New York City time, on December 7, 2016, but no later than the date that is 60 days after the date of the receipt of the first consent. Any such extension may be made without notice to Glacier stockholders. Once a sufficient number of consents to adopt and approve the Merger Agreement and the Merger have been received, the consent solicitation will conclude.

Signing Consents; Revocation of Consents

If you are a record holder of shares of Glacier common stock at the close of business on the Record Date, you may change or revoke your consent (subject to any contractual obligations you may otherwise have) at any time before the consents of a sufficient number of shares to approve and adopt the Merger Agreement and the Merger have been delivered to the Secretary of Glacier. If you wish to change or revoke your consent before that time, you may do so by delivering a notice of revocation to the Secretary of Glacier.

Solicitation

The board of directors of Glacier is soliciting consents by sending this consent solicitation statement/prospectus to Glacier stockholders. Glacier does not expect to solicit consents in any other manner or to incur solicitation fees or other solicitation expenses.

Primo’s Reasons for the Merger

The Primo board of directors has unanimously approved and declared advisable the Merger and the Merger Agreement. The Primo board of directors reviewed several factors in reaching its decision to approve the Merger and the Merger Agreement and believes that the Merger is advisable and fair to and in the best interests of Primo and its stockholders. For more information, see the section titled “The Merger—Primo’s Reasons for the Merger” beginning on page 55 of this consent solicitation statement/prospectus.

Glacier’s Reasons for the Merger; Recommendation of the Glacier Board of Directors

The Glacier board of directors has unanimously approved the Merger and the Merger Agreement, has concluded that the Merger is advisable and fair to and in the best interest of Glacier and its stockholders and is recommending that Glacier’s stockholders adopt and approve the Merger Agreement and the Merger. In doing so, it has relied on several factors, including the fact that the Merger provides liquidity to the Glacier stockholders. For more information, see “The Merger—Glacier’s Reasons for the Merger; Recommendation of the Glacier Board of Directors” beginning on page 57 of this consent solicitation statement/prospectus.

Voting Agreements

Concurrently with the execution of the Merger Agreement, Primo entered into voting agreements with each of Richard Kayne, Brian McInerney and Charles Norris, who currently serve as directors of Glacier, with respect to 1,105,639 shares of Glacier common stock, or approximately 33.3% of all currently outstanding shares of Glacier common stock, each of which is attached as Appendix C to this consent solicitation statement/prospectus. Pursuant to the terms of the voting agreements, each of Mr. Kayne, Mr. McInerney and Mr. Norris agreed, among other things, to vote the shares covered by the voting agreements in favor of adoption and approval of the Merger Agreement and the Merger. For more information, see the section titled “The Voting Agreements” beginning on page 90 of this consent solicitation statement/prospectus.

Lock-up Agreements

Concurrently with the closing of the Merger, Primo will enter into lock-up agreements, the form of which is attached to this consent solicitation statement/prospectus as Appendix E, with each of the Principal Stockholders with respect to the shares of Primo common stock received by each Principal Stockholder pursuant to the Merger Agreement. The lock-up agreements provide that the Principal Stockholders receiving shares of Primo common stock pursuant to the Merger Agreement will not transfer such shares during the period beginning on the Closing Date and ending on the earlier of the date that (a) is 365 days following the Closing Date and (b) Primo consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of Primo common stock having the right to exchange their shares for cash, securities or other property. Notwithstanding the foregoing, (x) on the date that is 180 days following the date of the lock-up agreement, the stockholder may transfer up to one-third (1/3) of the shares subject to the lock-up agreement and (y) on the date that is 270 days following the date of the lock-up agreement, the stockholder may transfer an additional one-third (1/3) of the shares subject to the lock-up agreement, in each case, to the extent such shares are not then subject to the escrow described under “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus. For more information, see the section titled “Lock-up Agreements” beginning on page 91 of this consent solicitation statement/prospectus.

Interests of Glacier Directors and Executive Officers in the Merger

Glacier’s directors and executive officers own a total of approximately 55.3% of the outstanding shares of Glacier common stock and have the right to receive the Merger consideration with respect to those shares.

In addition, Richard Kayne and Peter Neuwirth, two of Glacier’s directors are members of Glacier Water Holdings, LLC, the holder of the minority LLC common units, and own 48.6% and 3.5%, respectively of the interests in that entity. As such, they will receive, indirectly, a total of approximately 52% of the amounts payable on account of the following transactions, each of which will happen concurrently with the Merger:

●	the purchase by Primo of the 214,129 minority LLC common units for per unit consideration equal to the Merger consideration to be paid for each share of Glacier common stock, and

●

the acquisition by Glacier, with funds provided by Primo, of $29.0 million of preferred interests in GW Services, LLC, in consideration of the payment of 135% of the principal amount thereof (or a total of approximately $39.2 million), plus the accrued preferred return thereon.

Moreover, Mr. Kayne, Mr. Neuwirth, Mr. Norris, William Bell, and Heidi Yodowitz, each a director of Glacier, own $3,166,650, $125,000, $468,750, $25,000 and $25,000, respectively, of principal amount of Glacier’s Series B Junior Subordinated Debentures, which will also be redeemed concurrently with the Merger. For more information, see the section titled “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58 of this consent solicitation statement/prospectus.

Glacier intends to pay transaction bonuses to the following Glacier executive officers in the following amounts: (i) to Brian McInerney, Chief Executive Officer of Glacier, $880,000 in cash and 48,696 shares of Glacier common stock and (ii) to Steve Stringer, Chief Financial Officer of Glacier, $500,000 in cash.

Primo has agreed, if the Merger is consummated, to use reasonable best efforts to cause its Board of Directors to appoint Charles Norris, the Chairman of the Board of Glacier, as a member of Class III of Primo’s board of directors for a term that would expire in 2019.

On October 9, 2016, concurrently with the execution of the Merger Agreement, Primo and Brian H. McInerney, Glacier’s President and Chief Executive Officer, signed an Employment Agreement (the “Employment Agreement”), effective as of and conditioned upon the closing of the Merger, whereby Mr. McInerney will be appointed Executive Vice President of Primo and President of Primo’s self-service refill drinking water business in the United States and Canada. Mr. McInerney will receive an annual base salary of $412,000, with a target bonus equal to 50% of his base salary. The Employment Agreement also provides Mr. McInerney the right to participate in Primo’s Value Creation Plan and the right to receive at least 3.5% of the bonus pool awarded to all participants under the Value Creation Plan beginning in fiscal year 2017. Additionally, when the Employment Agreement becomes effective, Mr. McInerney will be granted a long term incentive equity award under Primo’s 2010 Omnibus Long-Term Incentive Plan in the form of a stock option to purchase 50,000 shares of Primo common stock, which will vest in four equal annual installments. The material terms of the Employment Agreement were negotiated after Primo and Glacier agreed in principle on the aggregate Merger consideration payable to Glacier equityholders in connection with the Merger. A copy of the Employment Agreement is attached to this consent solicitation statement/prospectus as Appendix D and is filed as Exhibit 10.4 to the registration statement of which this consent solicitation statement/prospectus forms a part, and is incorporated herein by reference.

Primo entered into voting agreements with each of Glacier directors Richard Kayne, Brian McInerney and Charles Norris with respect to a portion of their shares representing approximately 33.3% of all currently outstanding shares of Glacier common stock, each of which is attached as Appendix C to this consent solicitation statement/prospectus. In addition, concurrently with the closing of the Merger, each of the Glacier directors will enter into lock-up agreements with Primo, the form of which is attached to this consent solicitation statement/prospectus as Appendix E.

For more information, see the section titled “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58 of this consent solicitation statement/prospectus.

Expected Timing of the Merger

Primo and Glacier currently expect the closing of the Merger to occur late in 2016. However, the Merger is subject to the satisfaction or waiver of certain conditions as described in the Merger Agreement, and it is possible that factors outside the control of Primo and Glacier could result in the Merger being completed at a later time or not at all.

Conditions to Completion of the Merger

The obligations of the parties to complete the Merger are conditioned upon satisfaction or waiver, on or prior to the Closing Date, of a number of customary conditions, including, among others:

●	receipt of the requisite Glacier stockholder approval;

●

absence of any action or proceeding before a court or other governmental body or by any public authority, or any claim, to restrain or prohibit any of the transactions contemplated by the Merger Agreement;

●

since the date of the Merger Agreement, absence of any event, fact, change, condition, circumstance or other development that has occurred or that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party or its subsidiaries;

●

effectiveness of the registration statement of which this consent solicitation statement/prospectus is a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose;

●	the accuracy of the representations and warranties made in the Merger Agreement by Primo or Glacier, as applicable, subject to certain materiality thresholds;

●	each party having performed, in all material respects, all agreements required to be performed by it under the Merger Agreement on or before the Closing Date; and

●	receipt of all governmental authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by the Merger Agreement.

Neither Primo nor Glacier can give any assurance that all of the conditions to the Merger will either be satisfied or waived or when or if the Merger will occur. For more information, see the section titled “The Merger Agreement – Conditions to Completion of the Merger” beginning on page 81 of this consent solicitation statement/prospectus.

Termination of the Merger Agreement

Primo and Glacier may mutually agree to terminate the Merger Agreement at any time. In addition, either Primo or Glacier may terminate the Merger Agreement if:

●	the Merger is not completed by June 30, 2017;

●

the other party breaches in any material respect any representation, warranty, covenant or agreement contained in the Merger Agreement and, if curable, fails to cure the breach within ten days after written notice; or

●

any court or other governmental instrumentality of competent jurisdiction issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement.

Primo may terminate the Merger Agreement if:

●	the requisite Glacier stockholder consents are not delivered on the third business day following the date on which this registration statement is declared effective by the SEC;

●

the board of directors of Glacier fails to make the Company Recommendation (as defined in the Merger Agreement) or makes a Change of Recommendation (as defined in the Merger Agreement), or approves, recommends or endorses an Acquisition Proposal (as defined in the Merger Agreement) or resolves or publicly proposes to do the foregoing;

●	Glacier fails to publicly reaffirm the Company Recommendation upon written request of Primo within ten business days of the request;

●	prior to the time the requisite Glacier stockholder approval is obtained, Glacier provides Primo with notice of intent to terminate the Merger Agreement or effect a Change of Recommendation; or

●	Glacier fails or is deemed to have failed to comply with its non-solicitation and certain other obligations under the Merger Agreement.

Glacier may terminate the Merger Agreement if:

●	at any time prior to obtaining the stockholder consent:

●	the board of directors of Glacier authorizes Glacier to enter into definitive transaction documentation providing for a Superior Proposal (as defined in the Merger Agreement);

●	substantially concurrently with the termination of the Merger Agreement, Glacier enters into an Alternative Acquisition Agreement with respect to such Superior Proposal;

●	immediately prior to or substantially concurrently with, and as a condition to, such termination, Glacier pays to Primo any fees required pursuant to the Merger Agreement; and

●	Glacier has not breached, and is not deemed to have breached, its non-solicitation and certain other obligations under the Merger Agreement; or

●

the conditions to closing are satisfied or waived, and Primo has not, within five business days after the date on which all such conditions will have been satisfied or waived, deposited with the exchange agent, at or prior to the closing, the Merger consideration in accordance with the terms of the Merger Agreement (provided that if such failure to deposit the Merger consideration is caused by or otherwise related to Primo’s failure to receive the proceeds of the financing, then Glacier may terminate the Merger Agreement in this manner only if Primo has not obtained alternative financing within 90 days after the date on which all such conditions have been satisfied or waived).

Termination Fees

Glacier will be obligated to pay Primo a termination fee of $7.5 million in the event that the Merger Agreement is terminated:

●

by Primo because (i) of Glacier’s willful breach in any material respect of any representation, warranty, covenant or agreement contained in the Merger Agreement and, if curable, Glacier fails to cure the same after 10 days written notice; (ii) any person has made a bona fide Acquisition Proposal prior to such termination; and (iii) within 12 months after such termination, Glacier enters into an agreement with respect to any Acquisition Proposal or completed any Acquisition Proposal, provided that for purposes of the foregoing, references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”;

●	by Primo because the requisite Glacier stockholder consent is not delivered when due;

●	by Glacier because prior to the time the requisite Glacier stockholder consent is obtained Glacier enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; or

●

by Primo because Glacier takes certain actions with respect to a Company Recommendation or a Change of Recommendation or fails to comply with its non-solicitation and certain other obligations under the Merger Agreement.

Primo will be obligated to pay Glacier a termination fee of $7.5 million in the event that Glacier terminates the Merger Agreement because the conditions to its completion of the Merger have been satisfied or waived and Primo has not, within five business days after all such conditions will have been satisfied or waived, deposited with the exchange agent at or prior to the closing the Merger consideration (provided that if such failure is caused by or otherwise related to Primo’s failure to receive the proceeds of the financing, then Glacier may terminate the Merger Agreement only if Primo has not obtained alternative financing within 90 days after the date on which all such conditions have been satisfied or waived).

Accounting Treatment

Primo and Glacier prepare their financial statements in accordance with GAAP. The Merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Primo considered as the accounting acquirer and Glacier as the accounting acquiree. Accordingly, consideration to be given by Primo to complete the Merger with Glacier will be allocated to assets and liabilities of Glacier based on their estimated fair values as of the completion date of the Merger, with any excess Merger consideration being recorded as goodwill.

Appraisal Rights

Under Delaware law, Glacier stockholders are entitled to appraisal rights in connection with the Merger, with respect to shares of Glacier common stock, in lieu of the Merger consideration offered by Primo.

If you comply with the requirements of Section 262 of the DGCL, you will have the right under Delaware law to receive, in lieu of the Merger consideration, the fair value of your shares of Glacier common stock as determined by the Delaware Court of Chancery. Section 262 of the DGCL is attached to this consent solicitation statement/prospectus as Appendix F. The amount determined by the Delaware Court of Chancery to be the fair value of Glacier common stock as of the effective time of the Merger could be more than, the same as or less than the Merger consideration a stockholder would be entitled to receive under the terms of the Merger Agreement. Your appraisal rights are subject to a number of restrictions and technical requirements. Generally, in order to demand and perfect your appraisal rights, you must comply with the procedures set forth in Section 262, including but not limited to the following:

●	you must submit your demand for appraisal that complies with the applicable statutory requirements within 20 days of the date of the mailing of this notice of appraisal rights;

●	you must not consent to the Merger;

●	you must continue to hold your shares of Glacier common stock through the effective time of the Merger;

●

if the Merger Agreement is adopted and the Merger is approved by the consent of Glacier stockholders, you must not exchange your shares of Glacier common stock for payment of the Merger consideration; and

●

within 120 days after the effective time of the Merger, you must file a petition in the Court of Chancery of the State of Delaware, requesting a determination of the fair market value of your shares of Glacier common stock as of the effective time of the Merger.

Merely withholding your consent to the Merger will not perfect your appraisal rights. Any demands delivered prior to the mailing of this consent solicitation statement/prospectus will not be treated by Glacier as satisfying the demand requirement. If you delivered to Glacier a written demand for appraisal of your shares prior to the mailing of this consent solicitation statement/prospectus (including prior to the date of the Merger Agreement), you must again demand appraisal for your shares to perfect your appraisal rights. Requirements under Delaware law for exercising appraisal rights are described in further detail under “The Merger—Appraisal Rights beginning on page 60 of this consent solicitation statement/prospectus. If you wish to avail yourself of your appraisal rights, you should consider consulting your legal advisor.

Comparison of Rights of Stockholders

The rights of Primo stockholders are governed by Primo’s sixth amended and restated certificate of incorporation, which we refer to as the “Primo charter,” by Primo’s amended and restated bylaws, which we refer to as “Primo’s bylaws,” and by the DGCL. The rights of Glacier stockholders are governed by Glacier’s certificate of incorporation, which we refer to as “Glacier’s charter,” by Glacier’s bylaws, which we refer to as “Glacier’s bylaws,” and by the DGCL. The rights of Primo’s stockholders are different in some respects from the rights of Glacier’s stockholders. Therefore, Glacier stockholders will have different rights once they become Primo stockholders. These differences are described in detail under the section titled “Comparison of Rights of Stockholders” beginning on page 139 of this consent solicitation statement/prospectus.

Listing of Primo Common Stock

Shares of Primo common stock are listed on the Nasdaq Global Market under the symbol “PRMW.” Primo intends to submit a supplemental listing application to list on the Nasdaq Global Market the shares of Primo common stock and the shares of Primo common stock underlying the warrants that Primo will issue in the Merger as part of the Merger consideration. Primo has agreed to use its reasonable efforts to submit such supplemental listing application as a condition to completion of the Merger. The warrants to purchase shares of Primo common stock will not be listed on the Nasdaq Global Market or any other exchange.

Material United States Federal Income Tax Consequences of the Merger

The exchange of shares of Glacier common stock for cash, shares of Primo common stock and warrants to purchase shares of Primo common stock pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, if you are a U.S. Holder (as defined in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 64 of this consent solicitation statement/prospectus), generally you will recognize capital gain or loss as a result of the Merger measured by the difference, if any, between the fair market value of the Merger consideration and your adjusted tax basis in your shares of Glacier common stock exchanged for the Merger consideration.

You should read the section titled “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 64 of this consent solicitation statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the Merger. Tax matters can be complicated, and the tax consequences of the Merger to you will depend on your particular tax circumstances. Primo and Glacier urge you to consult your tax advisor to determine the tax consequences of the Merger to you.

Comparative Market Price and Dividend Matters

Primo common stock is listed on the Nasdaq Global Market under the symbol “PRMW,” and Glacier common stock is not listed on an exchange but is quoted in the Pink Sheets Electronic Quotation Service under the symbol “GWSV.” The following table sets forth the closing price per share of Primo common stock and of Glacier common stock as of October 7, 2016, the last trading day prior to the public announcement of the Merger, and December 2, 2016, the most recent practicable trading day prior to the filing of this consent solicitation statement/prospectus. The table also shows the implied value of the Merger consideration for each share of Glacier common stock as of the same two dates. This implied value was calculated by adding (1) the estimated Per Share Cash Amount of $12.17 and (2) the product of the estimated exchange ratio of 0.87 multiplied by the closing price of Primo common stock on such date, in each case, assuming that, prior to the Closing of the Merger, Glacier (x) issues approximately 63,000 shares of Glacier common stock to certain Glacier employees as bonus compensation, (y) incurs approximately $5.6 million in transaction expenses related to the Merger and (z) does not incur additional indebtedness after October 9, 2016 other than borrowings under its credit agreement. This implied value also excludes the value associated with the warrants to purchase shares of Primo common stock to be issued in connection with the Merger.

	Primo Common Stock	Glacier Common Stock	Estimated Implied Per Share Value of Merger Consideration
October 7, 2016	$11.85	$11.00	$22.48
December 2, 2016	$12.46	$22.45	$23.01

The market prices of shares of Primo common stock and Glacier common stock have fluctuated since the date of the announcement of the Merger and will continue to fluctuate from the date of this consent solicitation statement/prospectus to the date the Merger is completed, and the market price of shares of Primo common stock after the Merger will continue to fluctuate after the completion of the Merger. No assurance can be given concerning the market prices of Primo common stock or Glacier common stock before the completion of the Merger or Primo common stock after the completion of the Merger. Accordingly, Glacier stockholders are advised to obtain current stock price quotations for Primo common stock and Glacier common stock when considering whether to consent to adoption of the Merger Agreement.

Comparative Historical and Unaudited Pro Forma Per Share Data

The following table sets forth for the periods presented certain historical per share data for Primo common stock and Glacier common stock on a historical basis and on an unaudited pro forma and pro forma equivalent bases after giving effect to the Merger under the acquisition method of accounting. The historical per share data of Primo and Glacier has been derived from, and should be read in conjunction with, the historical financial statements of Primo incorporated by reference into this consent solicitation statement/prospectus and the historical financial statements of Glacier and notes thereto included elsewhere in this consent solicitation statement/prospectus. The unaudited pro forma per share data has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 95 of this consent solicitation statement/prospectus. The unaudited pro forma and pro forma equivalent income and dividend per share data for the nine months ended September 30, 2016 were prepared based on the unaudited condensed consolidated financial statements of Primo for the nine month period ended September 30, 2016 and the unaudited consolidated financial statements of Glacier for the nine month period ended October 2, 2016. The unaudited pro forma and pro forma equivalent income and dividend per share data for the year ended December 31, 2015 were prepared based on the audited consolidated financial statements of Primo for the year ended December 31, 2015 and on the audited consolidated financial statements of Glacier for the year ended January 3, 2016. The pro forma and pro forma equivalent net book value per share reflect the Merger as if it had been effective on September 30, 2016 and were prepared based on the unaudited condensed consolidated balance sheet of Primo as of September 30, 2016 and the unaudited consolidated balance sheet of Glacier as of October 2, 2016.

The unaudited pro forma equivalent data of Glacier was calculated by multiplying the corresponding unaudited pro forma consolidated data of Primo by the exchange ratio of 0.87, as detailed in the section titled “The Merger—Effect of the Merger; Merger Consideration” beginning on page 49 of this consent solicitation statement/prospectus. These computations exclude the benefit to Glacier equityholders from receiving the cash portion of the Merger consideration. The exchange ratio is fixed in the Merger Agreement, but the market price of Primo’s common stock (and therefore the value of the Merger consideration) when received by Glacier equityholders after the completion of the Merger could be greater than, less than or the same as shown in the table above. This data shows how each share of Glacier common stock would have participated in net income and book value of Primo if the companies had always been consolidated for accounting and financial reporting purposes for all periods presented. These amounts, however, are not intended to reflect future per share levels of net income and book value of Primo, and Glacier equityholders should not rely on this information as being indicative of the historical results that would have been achieved during the periods presented had Primo and Glacier always been combined or the future results that the Combined Company will achieve after the consummation of the Merger.

	Nine Months Ended September 30, 2016	Year Ended December 31, 2015
Primo – Historical
Per common share data:
Net income from continuing operations:
Basic	$0.21	$0.08
Diluted	0.19	0.08
Book value (1)	1.26	1.01
Cash dividends declared	0	0

Glacier – Historical
Per common share data:
Net (loss) from continuing operations:
Basic	$(1.34)	$(1.88)
Diluted	(1.34)	(1.88)
Book value (1) (2)	(25.29)	(24.06)
Cash dividends declared	0	0

Primo – Unaudited Pro Forma Combined with Glacier (3)
Per common share data:
Net (loss) from continuing operations:
Basic	$(0.55)	$(1.03)
Diluted	(0.55)	(1.03)
Book value (1)	2.62	N/A
Cash dividends declared	0	N/A

Glacier – Unaudited Pro Forma Equivalents
Per common share data:
Net (loss) from continuing operations:
Basic (4) (5)	$(0.48)	$(0.91)
Diluted (4) (5)	(0.48)	(0.91)
Book value (1) (5)	2.29	N/A
Cash dividends declared	0	N/A

(1)	Amount is calculated by dividing shareholders’ equity (deficit) by common shares outstanding.
(2)	Reflects shareholders’ equity excluding the noncontrolling interest.
(3)	Amounts calculated based on pro forma financial statements giving effect to the Merger.
(4)

Amounts calculated by multiplying unaudited pro forma combined per share amounts by the exchange ratio in the acquisition of 0.87 shares of Primo common stock for each share of Glacier common stock. The exchange ratio excludes the cash portion of the Merger consideration.

(5)

The information shows how each share of Glacier common stock would have participated in Primo’s net income (loss) from continuing operations and book value if the Merger had occurred on January 1, 2015, in the case of net loss from continuing operations per share data, and at September 30, 2016, in the case of book value per share data.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF PRIMO

The following consolidated statements of operations data for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 and the balance sheet data as of December 31, 2015, 2014, 2013, 2012 and 2011 have been derived from the audited consolidated financial statements of Primo. Primo’s historical audited consolidated financial statements for the fiscal years ended December 31, 2015, 2014 and 2013 are contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which is incorporated by reference into this consent solicitation statement/prospectus. Primo’s historical audited consolidated financial statements for the fiscal years ended December 31, 2012 and 2011 are not incorporated by reference into this consent solicitation statement/prospectus.

The selected historical consolidated financial data of Primo for the nine month periods ended September 30, 2016 and 2015 and as of September 30, 2016 have been derived from Primo’s historical unaudited interim consolidated financial statements contained in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, which is incorporated by reference into this consent solicitation statement/prospectus. These financial statements are unaudited, but, in the opinion of Primo’s management, contain all adjustments considered necessary for a fair presentation of Primo’s financial condition, results of operations and cash flows for the periods presented.

Historical results are not necessarily indicative of results to be expected for any future periods. This selected historical consolidated financial data should be read in conjunction with Primo’s Annual Report on Form 10-K for the year ended December 31, 2015 and Primo’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016. See the section entitled “Where You Can Find Additional Information” beginning on page 148.

	(Unaudited)
	Nine months ended September 30,		Years ended December 31,
	2016	2015	2015	2014	2013	2012	2011
	(in thousands, except per share data)
Consolidated statements of operations data:
Net sales	$102,185	$95,475	$126,951	$106,322	$91,209	$91,479	$83,062
Operating costs and expenses:
Cost of sales	71,351	70,120	92,476	78,452	68,367	70,081	63,201
Selling, general and administrative expenses	14,715	13,991	19,128	18,969	15,025	17,651	18,081
Non-recurring costs	1,094	109	275	2,881	777	743	2,091
Depreciation and amortization	7,225	7,424	10,432	10,655	11,333	11,102	8,863
Loss on disposal and impairment of property and equipment	570	417	500	2,104	126	57	125
Goodwill and other impairments	–	–	–	–	–	82,013	–
Total operating costs and expenses	94,955	92,061	122,811	113,061	95,628	181,647	92,361
Income (loss) from operations	7,230	3,414	4,140	(6,739)	(4,419)	(90,168)	(9,299)
Interest expense, net	1,436	1,514	1,987	6,325	4,425	4,043	1,690
Income (loss) from continuing operations before taxes	5,794	1,900	2,153	(13,064)	(8,844)	(94,211)	(10,989)
Income tax (benefit) provision	–	–	–	–	–	(961)	961
Loss from continuing operations	5,794	1,900	2,153	(13,064)	(8,844)	(93,250)	(11,950)
Loss from discontinued operations	(43)	(87)	(296)	(403)	(1,862)	(17,779)	(2,429)
Net income (loss)	$5,751	$1,813	$1,857	$(13,467)	$(10,706)	$(111,029)	$(14,379)

Basic earnings (loss) per common share:
Income (loss) from continuing operations	$0.21	$0.08	$0.08	$(0.54)	$(0.37)	$(3.93)	$(0.55)
Loss from discontinued operations	(0.01)	(0.01)	(0.01)	(0.01)	(0.08)	(0.75)	(0.11)
Net income (loss)	$0.20	$0.07	$0.07	$(0.55)	$(0.45)	$(4.68)	$(0.66)

Diluted earnings (loss) per common share:
Income (loss) from continuing operations	$0.19	$0.07	$0.08	$(0.54)	$(0.37)	$(3.93)	$(0.55)
Loss from discontinued operations	(0.00)	(0.00)	(0.01)	(0.01)	(0.08)	(0.75)	(0.11)
Net income (loss)	$0.19	$0.07	$0.07	$(0.55)	$(0.45)	$(4.68)	$(0.66)

Weighted average shares used in computing earnings (loss) per share:
Basic	28,066	24,992	25,190	24,339	23,935	23,725	21,652
Diluted	29,843	26,508	27,001	24,339	23,935	23,725	21,652

	As of September 30,	As of December 31,
	2016 (unaudited)	2015	2014	2013	2012	2011
Consolidated balance sheet data:
Cash and cash equivalents	$2,302	$1,826	$495	$394	$234	$751
Total assets (1)	73,767	64,487	65,252	69,833	80,134	183,435
Current portion of capital leases, notes payable and long-term debt (1)	4,271	172	106	16	15	13,500
Long-term debt, capital leases and notes payable, net of current portion and debt issuance costs (1)	16,024	19,903	23,714	21,516	19,610	44
Liabilities of disposal group, net of current portion, and other long-term liabilities	2,502	2,535	2,316	2,330	352	4,710

(1) reflects reclassification of debt issuance costs from other assets to long-term debt, capital leases and notes payable, net of current portion and debt issuance costs and current portion of capital leases, notes payable and long-term debt, based on updated FASB guidance requiring retrospective application.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF GLACIER

The following consolidated statement of operations data for the fiscal years ended January 3, 2016, December 28, 2014, December 29, 2013, December 30, 2012 and January 1, 2012 and consolidated balance sheet data as of January 3, 2016, December 28, 2014, December 29, 2013, December 30, 2012 and January 1, 2012 have been derived from the audited consolidated financial statements of Glacier. Glacier has included elsewhere in this consent solicitation statement/prospectus the audited consolidated financial statements as of and for the fiscal years ended January 3, 2016 and December 28, 2014. Glacier has not included elsewhere in this consent solicitation statement/prospectus the audited consolidated financial statements as of and for the fiscal years ended December 29, 2013, December 30, 2012 and January 1, 2012.

The selected historical consolidated financial data of Glacier for the fiscal year-to-date periods ended October 2, 2016 and September 27, 2015 and as of October 2, 2016 have been derived from Glacier’s historical unaudited interim consolidated financial statements included elsewhere in this consent solicitation statement/prospectus. Glacier utilizes a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31. Fiscal year 2015 ended on January 3, 2016 and consisted of 53 weeks. Fiscal years 2014 and 2013 ended on December 28, 2014 and December 29, 2013, respectively, and each consisted of 52 weeks. These interim financial statements are not audited, but, in the opinion of Glacier’s management, contain all adjustments considered necessary for a fair presentation of Glacier’s financial condition, results of operations and cash flows for the periods presented.

Historical results are not necessarily indicative of results to be expected for any future periods. This selected historical consolidated financial data should be read in conjunction with Glacier’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and consolidated financial statements and the related notes thereto included elsewhere in this consent solicitation statement/prospectus.

	(Unaudited) Nine Months ended		Fiscal Year ended
	October 2,	September 27,	January 3,	December 28,	December 29,	December 30,	January 1,
	2016	2015	2016	2014	2013	2012	2012
(in thousands, except per share data)
Summary Consolidated Statements of Operations Data:

Net Sales	$105,956	$104,199	$138,328	$132,921	$124,995	$111,874	$103,796
Operating costs and expenses:
Cost of sales	73,083	71,437	95,331	91,427	85,848	76,390	70,223
Selling, general and administrative expenses	14,511	14,028	18,884	18,829	18,269	17,559	17,513
Depreciation and amortization	12,513	12,498	16,878	17,207	16,525	13,521	12,630
Loss on disposal and impairment of property and equipment	-	-	-	-	1,539	-	-
Total operating costs and expenses	100,107	97,963	131,093	127,463	122,181	107,470	100,366
Income from operations	5,849	6,236	7,235	5,458	2,814	4,404	3,430
Other expenses:
Other expense	1,553	2,002	2,371	1,859	1,490	335	-
Interest expense	8,479	8,232	11,191	10,790	10,718	10,255	9,244
Total other expense	10,032	10,234	13,562	12,649	12,208	10,590	9,244
Loss before income taxes	(4,183)	(3,998)	(6,327)	(7,191)	(9,394)	(6,186)	(5,814)
Income taxes expense	270	245	320	400	398	45	41
Net loss	(4,453)	(4,243)	(6,647)	(7,591)	(9,792)	(6,231)	(5,855)
Net loss attributable to noncontrolling interest	(270)	(258)	(403)	(462)	(393)	(88)	-
Net loss attributable to Glacier Water Services, Inc.	$(4,183)	$(3,985)	$(6,244)	$(7,129)	$(9,399)	$(6,143)	$(5,855)

Basic and diluted net loss per common share:	$(1.26)	$(1.20)	$(1.88)	$(2.15)	$(2.84)	$(1.88)	$(2.15)
Weighted average shares used in computing net loss per share:	3,317	3,316	3,315	3,310	3,310	3,277	2,726

	As of	As of
	October 2, 2016 (unaudited)	January 3, 2016	December 28, 2014	December 29, 2013	December 30, 2012	January 1, 2012
(in thousands)
Summary Consolidated Balance Sheet data:
Cash and cash equivalents	$5,843	$5,340	$4,519	$4,264	$5,229	$3,425
Total assets (1)	111,238	112,624	114,739	118,437	113,211	89,728
Long-term debt (1)	98,369	98,253	98,095	97,940	97,786	97,631
Line of credit	51,000	50,000	46,500	43,500	41,500	32,056
Total liabilities	167,931	164,972	160,147	156,218	155,503	140,230
Total stockholders' deficit - Glacier Water Services, Inc.	(83,888)	(79,813)	(73,276)	(66,111)	(57,055)	(50,502)
Noncontrolling interest equity	27,195	27,465	27,868	28,330	14,763	-
Total stockholders' deficit	(56,693)	(52,348)	(45,408)	(37,781)	(42,292)	(50,502)

(1)	We have a beneficial interest in $6.3 million of the Junior Subordinated Debentures included as long-term debt on our consolidated balance sheet. The beneficial interest is reflected as a long-term investment on our consolidated balance sheet and is included in total assets. See "Management's Discussion and analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Indebtedness" and Notes 1(g) and 3(a) to Consolidated Financial Statements.

SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

The following table presents summary unaudited pro forma condensed combined financial information about the financial condition and results of operations of Primo after giving effect to the Merger. The summary unaudited pro forma condensed combined statement of operations data for the nine months ended September 30, 2016 and the year ended December 31, 2015 give effect to the Merger as if the Merger had taken place on January 1, 2015. The summary unaudited pro forma condensed combined balance sheet data gives effect to the Merger as if it had taken place on September 30, 2016. Primo and Glacier have different fiscal year ends, with Primo’s most recent annual period ended on December 31, 2015 and Glacier’s most recent annual period for which audited financial statements are available ended on January 3, 2016. Certain line items of the balance sheet and income statements were combined or reclassified in order to make the information comparable.

The summary unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the consolidated financial statements and related notes of Primo incorporated by reference into this consent solicitation statement/prospectus, and the consolidated financial statements and related notes of Glacier included elsewhere in this consent solicitation statement/prospectus, together with the more detailed unaudited pro forma condensed combined financial information provided in the section titled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 95 of this consent solicitation statement/prospectus. The summary unaudited pro forma condensed combined financial information set forth below has been presented for informational purposes only and is not necessarily indicative of what the combined financial condition or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information presented below does not purport to project the combined financial condition or operating results for any future period.

	Nine months ended September 30, 2016	Year ended December 31, 2015
	(in thousands)
Unaudited Pro Forma Condensed Combined Statements of Operations Data:
Net sales	208,141	265,279
Cost of sales	145,572	189,343
Selling, general and administrative expenses	29,226	38,012
Depreciation and amortization	31,017	42,171
Loss from continuing operations	(17,056)	(29,102)
Net income (loss) attributable to parent company	(17,099)	(29,398)

As of September 30,
2016
(in thousands)
Unaudited Pro Forma Condensed Combined Balance Sheet Data:
Cash and cash equivalents	6,440
Total assets	378,252
Current portion of long-term debt and capital leases	4,271
Long-term debt and capital leases, net of current portion and debt issuance costs	168,752
Junior subordinated debentures	89,557
Liabilities of disposal group, net of current portion, and other long-term liabilities	2,502

RISK FACTORS

In addition to general investment risks and the other information included in and incorporated by reference in this consent solicitation statement/prospectus, including the matters addressed in the section entitled “Special Note Regarding Forward-Looking Statements” beginning on page 43, Glacier stockholders should carefully consider the following risks in determining whether to adopt and approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. In addition, Glacier equityholders are encouraged to read and consider the risks associated with an investment in Primo common stock. These risks can be found in Primo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus. For further information regarding the documents incorporated into this consent solicitation statement/prospectus by reference, see the section titled “Where You Can Find Additional Information” beginning on page 148.

Risks Relating to the Merger

There is no assurance when or if the Merger will be completed. Any delay in completing the Merger may substantially reduce the benefits that Primo and Glacier expect to obtain from the Merger.

The completion of the Merger is subject to the satisfaction or waiver of a number of conditions, including without limitation, the approval of Glacier stockholders, the effectiveness of the registration statement on Form S-4 of which this consent solicitation statement/prospectus forms a part, and other customary conditions as set forth in the Merger Agreement. There can be no assurance that Primo and Glacier will be able to satisfy the closing conditions or that closing conditions beyond their control will be satisfied or waived. For a discussion of the conditions to the completion of the Merger, see the section titled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 81 of this consent solicitation statement/prospectus. If the Merger and the integration of the companies’ respective businesses are not completed within the expected timeframe, such delay may materially and adversely affect the synergies and other benefits that Primo and Glacier expect to achieve as a result of the Merger and could result in additional transaction costs, loss of revenue, a negative impact on the market price of Primo common stock or other effects associated with uncertainty about the Merger.

Primo and Glacier can mutually agree at any time to terminate the Merger Agreement, even if Glacier stockholders have already adopted and approved the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement. Primo and Glacier can also terminate the Merger Agreement under other specified circumstances. See the section titled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 84 of this consent solicitation statement/prospectus.

Consummation of the Merger will require Primo to incur significant additional indebtedness, which could adversely impact Primo’s financial condition and may hinder Primo’s ability to obtain additional financing and pursue other business and investment opportunities.

Primo intends to finance the cash required in connection with the Merger, including for expenses incurred in connection with the Merger, with debt financing. On October 11, 2016, Primo entered into a debt commitment letter with Goldman, pursuant to which Goldman committed to lend Primo up to $186.0 million in term loans and a $10.0 million revolving credit facility on the Closing Date of the Merger to fund the Merger consideration, refinance certain indebtedness of Glacier and pay related fees and expenses, subject to the conditions set forth therein.

The incurrence of additional indebtedness could have negative consequences, including increasing Primo’s vulnerability to adverse economic and industry conditions, and limiting Primo’s ability to obtain additional financing and implement and pursue strategic initiatives and opportunities. Additionally, if Primo does not achieve the expected benefits and cost savings from the Merger with Glacier, or if the financial performance of Primo, as the Combined Company, does not meet current expectations, then Primo’s ability to service the debt may be adversely impacted. Primo’s credit ratings may also be impacted as a result of the incurrence of additional acquisition-related indebtedness.

The debt financing commitment is subject to various conditions, including the absence of a material adverse change on the condition, business, performance, operations or property of Primo or Glacier, the execution of satisfactory documentation, completion of the Merger in accordance with the terms and conditions of the Merger Agreement, and other customary closing conditions as set forth in the Commitment Letter. There is a risk that these conditions will not be satisfied and that the debt financing may not be funded when required. If the financing is not funded when required and Primo is unable to obtain alternate financing within the time periods permitted under the Merger Agreement, Glacier will have the right to terminate the Merger Agreement and collect a $7.5 million termination fee from Primo. For a description of the debt financing, please refer to “Description of the Debt Financing” beginning on page 93 of this consent solicitation statement/prospectus.

Primo is expected to incur substantial transactional expenses related to the Merger and the integration of Glacier.

Primo is expected to incur substantial expenses in connection with the Merger, the integration of Glacier and the achievement of the desired synergies. Non-recurring transaction expenses include, but are not limited to, fees paid to financing sources and to legal, financial and accounting advisors. Additionally, there are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including information technology, purchasing, accounting and finance, sales, billing, marketing and human resources, including payroll and employee benefits. While Primo has attempted to estimate the after-tax integration and other costs incurred to execute the transaction following completion of the Merger, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that Primo expects to achieve from elimination of duplicative expenses and the realization of economies of scale and cost savings. Although Primo and Glacier expect that the realization of efficiencies related to the integration of the businesses may offset incremental costs over time, Primo and Glacier cannot give any assurance that this net benefit will be achieved in the near term, the long term or at all.

Covenants in the Merger Agreement place certain restrictions on Glacier’s conduct of business prior to the closing of the Merger, including entering into a business combination with another party.

The Merger Agreement restricts Glacier from taking certain specified actions with respect to the conduct of its business, with limited exceptions, until the Merger occurs or the Merger Agreement terminates, including prohibition on initiating, soliciting or knowingly encouraging any inquiries or making any proposals or offers that constitute or that could reasonably be expected to lead to a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Glacier or any purchase or sale of 20% or more of the consolidated assets of Glacier, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of Glacier’s total voting power (or of the surviving parent entity in such transaction) (collectively, an “Acquisition Proposal”), or engaging in or otherwise participating in any discussions or negotiations regarding, or providing any non-public information or data concerning Glacier to any person relating to, or that could reasonably be expected to lead to, any Acquisition Proposal. These restrictions may prevent Glacier from pursuing otherwise attractive business opportunities or other capital structure alternatives and making other changes to its business or executing certain of its business strategies prior to the completion of the Merger or termination of the Merger Agreement, which could otherwise be favorable to Glacier stockholders. See the section entitled “The Merger Agreement—Conduct of Business Before Completion of the Merger” beginning on page 75 of this consent solicitation statement/prospectus.

The announcement and pendency of the Merger could have an adverse effect on Primo’s and/or Glacier’s business, financial condition, results of operations or business prospects.

The announcement and pendency of the Merger could disrupt Primo’s and/or Glacier’s businesses in the following ways, among others:

●

Primo’s and/or Glacier’s employees may experience uncertainty regarding their future roles in the Combined Company, which might adversely affect Primo’s and/or Glacier’s ability to retain, recruit and motivate key personnel;

●

the attention of Primo’s and/or Glacier’s management may be directed towards the completion of the Merger and other transaction-related considerations and may be diverted from the day-to-day business operations of Primo and/or Glacier, as applicable, and matters related to the Merger may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to Primo and/or Glacier, as applicable; and

●

customers, suppliers, business partners and other third parties with whom Primo or Glacier has a business relationship may decide not to renew or may decide to delay or defer business decisions, seek to terminate, change and/or renegotiate their relationships with Primo and/or Glacier as a result of the Merger, whether pursuant to the terms of their existing agreements with Primo and/or Glacier or otherwise.

Any of these matters could adversely affect the businesses of, or harm the financial condition, results of operations or business prospects of, Primo and/or Glacier.

Because the market price of Primo common stock will fluctuate, Glacier equityholders cannot be sure of the market value of the Primo common stock that they will receive in the Merger.

When we complete the Merger, each share of Glacier common stock, Option Allocated Share and minority LLC common unit will be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Amount. The amount of the Per Share Stock Amount and the exercise price of the Warrants included in the Per Share Warrant Amount are based on a fixed share price and will not be adjusted for changes in the market price of either Primo common stock or Glacier common stock between the date of signing the Merger Agreement and completion of the Merger. The market value of Primo common stock will continue to fluctuate until the completion of the Merger. For example, during the third quarter of 2016, the closing sales price of Primo common stock ranged from a low of $11.13 to a high of $12.59, as reported on the Nasdaq Global Market. On December 2, 2016, the closing sales price of Primo common stock was $12.46. The Merger Agreement does not provide for any price-based termination right for either party. Accordingly, the market value of the shares of Primo common stock that Primo issues and for which the Warrants are exercisable and each of which Glacier equityholders will be entitled to receive when the parties complete the Merger will depend on the market value of shares of Primo common stock at the time that the parties complete the Merger and could vary significantly from the market value on the date of this consent solicitation statement/prospectus or the date of the approval of the proposal to adopt the Merger Agreement by Glacier stockholders.

Changes in the market value of Primo common stock could result from a variety of factors, many of which are beyond Primo’s control, including general market and economic conditions, actual or expected variations in results of operations, changes in recommendations by securities analysts, changes in Primo’s business, operations and prospects and regulatory considerations and significant acquisitions or strategic alliances by competitors. Glacier stockholders should obtain current market quotations for shares of Primo common stock.

Glacier equityholders may not receive the stock consideration to be held in the escrow account, and even if they do receive the shares, the value of the escrowed shares may decline.

To secure the indemnification obligations of the Glacier equityholders under the Merger Agreement, Primo will withhold from such Glacier equityholders (on a pro rata basis according to their respective interests therein) and deliver to the escrow agent, 71% of the stock consideration payable to each such Glacier equityholder, to be held and distributed by the escrow agent pursuant to the terms of the Merger Agreement and the escrow agreement. Glacier equityholders may not receive the stock consideration to be held in the escrow account by the escrow agent, and even if they do receive the shares of Primo common stock subject to the escrow agreement, the value of the escrowed shares may decline.

The shares of Primo common stock delivered by Primo to the escrow agent upon the closing of the Merger will be available to compensate Primo, the post-closing surviving corporation and their affiliates with respect to breaches, violations or non-fulfillment of covenants or agreements and breaches of or inaccuracies in representations or warranties, in each case, by Glacier or Glacier equityholders. The shares of Primo common stock will be held in escrow beginning on the closing date of the Merger and will be released to the stockholder representative, on behalf of and for distribution to the Glacier equityholders as follows: 25% of the escrow will be released on the date that is 6 months following the Closing Date, an additional 25% of the escrow will be released on the date that is 9 months following of the Closing Date and the remaining 50% of the escrow will be released on the “Final Escrow Release Date”, which means (i) if the Closing Date is on or prior to December 31, 2016, the date that is the first anniversary of the Closing Date or (ii) if the Closing Date is after December 31, 2016, the date that is 30 days following the completion of an independent audit of Primo and its subsidiaries on a consolidated basis following the Merger for the fiscal year ending December 31, 2017.

In the event shares of Primo common stock are withdrawn from the escrow to satisfy an indemnification claim by Primo, the post-closing surviving corporation or their affiliates, the number of shares will be determined on the basis of the market price per share of Primo common stock at the time it is to be released from the escrow to satisfy a claim. As a result, if the market price for Primo common stock falls between the closing of the Merger and the time that shares of Primo common stock are released from the escrow, the Glacier equityholders may be required to forego more shares of Primo common stock to satisfy the claim than would have been necessary had the price of Primo common stock remained unchanged. If the total amount of claims paid pursuant to the terms of the Merger Agreement and the escrow agreement exceeds the market value of the escrowed shares, the Glacier equityholders may not receive any of the escrowed shares. In addition, except in cases of fraud, intentional misrepresentation or willfull misconduct, the shares deposited into escrow will be the sole and exclusive source of satisfaction of any indemnification claim made by Primo, the post-closing surviving corporation or their affiliates. To the extent the losses associated with any such indemnification claims exceed the value of the shares deposited into escrow, Primo, the post-closing surviving corporation and their affiliates will have no other means of recovering against the Glacier equityholders.

Finally, the market value of the shares of Primo common stock deposited in the escrow account may fluctuate or decrease between the time of such deposit and the time at which any escrowed amount is distributed to the Glacier equityholders. Glacier equityholders will not be compensated for fluctuations in value of the shares of Primo common stock.

Glacier stockholders will have a reduced ownership and voting interest in Primo after the Merger relative to their current ownership and voting interest in Glacier and, as a result, will be able to exert less influence over management.

Glacier stockholders currently have the right to vote in the election of the Glacier board of directors and on other matters affecting Glacier. In the Merger, each Glacier stockholder will receive shares of Primo common stock as a portion of the Merger consideration, which will result in such Glacier stockholder becoming a stockholder of Primo with a percentage ownership of Primo after the Merger that is smaller than such stockholder’s current percentage ownership of Glacier. Based on the assumptions described in “The Merger—Effect of the Merger; Merger Consideration” beginning on page 49, it is currently expected that Glacier equityholders immediately prior to the Merger will own, in the aggregate, approximately 10.9% of the outstanding shares of Primo common stock immediately after the completion of the Merger. Accordingly, Glacier stockholders will have substantially less influence on the management and policies of Primo after the Merger than they now have with respect to the management and policies of Glacier.

Because certain directors and executive officers of Glacier, as the case may be, are parties to agreements or are participants in other arrangements that give them interests that may be different from, or in addition to, the interests of a stockholder of Glacier, these persons may have conflicts of interest in recommending that Glacier stockholders vote to adopt the Merger Agreement and approve the Merger.

Certain directors and executive officers of Glacier have interests in the Merger that may be different from, or in addition to, your interests as a stockholder of Glacier. The Glacier board of directors was aware of these interests at the time it approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. These interests may cause these persons to view the proposal to adopt the Merger Agreement differently and more favorably than you may view it. The interests of directors and executive officers of Glacier in the Merger that are different from those of the Glacier stockholders are described under “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58 of this consent solicitation statement/prospectus.

Risks Relating to the Combined Company Following the Merger

If the Merger is completed, Primo and Glacier will operate as a combined company in a competitive market environment that is difficult to predict and involves significant risks, many of which will be beyond the control of the Combined Company. In determining whether you should consent to the Merger proposal, Glacier stockholders should carefully read and consider the following risk factors. If any of the events, contingencies, circumstances or conditions described in the following risks actually occurs, the Combined Company’s business, financial condition or results of operations could be adversely affected.

The Combined Company may not fully realize the anticipated synergies and related benefits of the Merger or do so within the anticipated time frame. Also, integrating Glacier’s business with that of Primo may divert the attention of management away from operations.

Currently, Primo and Glacier operate as two independent companies. Achieving the anticipated benefits of the Merger will depend in large part upon how successfully the two companies are able to integrate their businesses in an efficient and effective manner. Primo and Glacier have been able to conduct only limited planning regarding the integration of the two companies after the completion of the Merger, and they have not yet determined the exact nature of how the businesses and operations of the two companies will be combined thereafter. The companies may not be able to accomplish the integration process smoothly, successfully or on a timely basis.

The companies may have to address potential differences in business backgrounds, corporate cultures and management philosophies to achieve successful integration. Employee uncertainty during the integration process may also disrupt the business of the Combined Company. Regulatory agencies may impose terms and conditions on their approvals, which may adversely impact the ability of the Combined Company to realize the synergies that are projected to occur in connection with the Merger. In addition, management of Primo and Glacier will be required to devote significant attention and resources prior to the closing of the Merger to prepare for the post-closing operations of the Combined Company, and this process may disrupt the businesses and, if ineffective, could limit the anticipated benefits of the Merger. Many of these factors will be outside of the control of the Combined Company and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition and results of operations of the Combined Company. In addition, even if the operations of the businesses of Primo and Glacier are integrated successfully, the full benefits of the transaction may not be realized, including the synergies, cost savings, sales or growth opportunities and operational efficiencies that are expected. These benefits may not be achieved within the anticipated time frame, or at all. Further, additional unanticipated costs may be incurred in the integration of the businesses of Primo and Glacier. All of these factors could negatively impact the earnings per share of the Combined Company, decrease or delay the expected accretive effect of the Merger and negatively impact the price of the Combined Company’s shares. As a result, there is no assurance that the combination of Primo and Glacier will result in the realization of the full benefits anticipated from the Merger.

The future results of the Combined Company will suffer if the Combined Company does not effectively manage its expanded operations following the completion of the Merger.

Following the completion of the Merger, the size of the business of the Combined Company will increase significantly beyond the current size of either Primo’s or Glacier’s business. The Combined Company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. If the Combined Company is unsuccessful in managing its integrated operations, or if it does not realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Merger, the operations and financial condition of the Combined Company could be adversely affected and the Combined Company may not be able to take advantage of business development opportunities.

The Merger will result in changes to the Primo board of directors and management that may affect the Combined Company’s strategy.

If the parties complete the Merger, the composition of the Primo board of directors and management team will change in accordance with the Merger Agreement. Pursuant to the terms of the Merger Agreement, Primo will use reasonable efforts to cause its board of directors to appoint Charles Norris to serve as a Class III director on the Primo board of directors for a term that would expire at Primo’s 2019 annual meeting of stockholders. In addition, the Combined Company’s management will include Mr. McInerney and is expected to include members of the existing Primo and Glacier management teams. This new composition of the Primo board of directors and management may affect the business strategy and operating decisions of the Combined Company upon the completion of the Merger. In addition, the composition of the Primo board of directors and management as contemplated by the Merger Agreement may change following the Merger.

The loss of key personnel could have a material adverse effect on the Combined Company’s financial condition, results of operations and growth prospects and could diminish the anticipated benefits of the Merger.

The success of the Merger will depend in part on the attraction, retention and motivation of certain key personnel critical to the business and operations of the Combined Company after the Merger due to, for example, their technical skills or industry or management expertise. Employees may experience uncertainty about their future roles with the Combined Company during the pendency of the Merger or after its completion, and it is possible that certain key employees might decide not to remain with the Combined Company after the Merger is completed. In addition, competitors may recruit key employees during the pendency of the Merger and during the integration of the two companies. If Primo and Glacier are unable to attract and retain key personnel, or if the companies lose certain key employees during the pendency of the Merger or after its completion, the Combined Company could face disruptions in its operations, loss of existing customers, failure to engage new customers, the diversion of management’s attention from successful integration of Primo’s and Glacier’s operations and unanticipated recruiting and training costs. This may result in adverse effects on the Combined Company’s business, financial condition, results of operation and growth prospects. In addition, the Combined Company might not be able to locate suitable replacements for any key personnel who terminate their employment with Combined Company, and the loss of key personnel may diminish the anticipated benefits of the Merger.

The Merger could trigger certain change-of-control or similar provisions contained in Glacier’s agreements with third parties that could permit such parties to terminate or renegotiate those agreements.

Glacier may be a party to agreements that permit the counterparty to terminate the agreement or receive payments because the Merger would cause a default or violate an anti-assignment, change-of-control or similar clause in such agreement. If this happens, the Combined Company may have to seek replacement of that agreement with a new agreement or make additional payments under such agreement. However, the Combined Company may be unable to replace a terminated agreement on comparable terms, if at all. Depending on the importance of such agreement to Glacier’s business, the failure to replace a terminated agreement on similar terms, if at all, and requirements to pay additional amounts or other adverse terms, may decrease the expected benefits of the Merger to the Combined Company.

Future results of the Combined Company may differ materially from the unaudited pro forma financial statements presented in this consent solicitation statement/prospectus and the financial forecasts prepared by Primo and Glacier in connection with discussions concerning the Merger.

The unaudited pro forma combined financial information contained in this consent solicitation statement/prospectus is presented for illustrative purposes only and may differ materially from what the Combined Company’s actual financial position or results of operation would have been had the Merger been completed on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Primo and Glacier, and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Merger. The process for estimating the fair value of acquired assets and assumed liabilities requires the use of judgment in determining the appropriate assumptions and estimates. These estimates may vary significantly as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the unaudited pro forma combined financial information and the final acquisition accounting may occur and are not necessarily indicative of the financial position or results of operations in future periods or that would have been realized in historical periods presented.

In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition or results of operation following the closing. Any potential decline in the Combined Company’s financial condition or results of operations may cause significant variations in the market price of Primo’s common stock following the Merger. See “Unaudited Pro Forma Condensed Combined Financial Statements” on page 95.

If the Combined Company fails to maintain proper and effective internal controls, its ability to produce accurate financial statements could be impaired, which could adversely affect its operating results, its ability to operate its business and investors’ view of the Combined Company.

Ensuring that the Combined Company has adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Glacier has not historically evaluated and developed its internal controls and procedures in compliance with Section 404 of the Sarbanes-Oxley Act, and its internal controls and procedures are not expected to be fully compliant with Section 404 of the Sarbanes-Oxley Act at the time of the Merger. Implementing appropriate changes to the internal controls of the Combined Company may take a significant period of time to complete, may distract directors, officers and employees, and may entail substantial costs in order to modify existing accounting systems. Further, the Combined Company may encounter difficulties assimilating or integrating the internal controls, disclosure controls and information technology infrastructure of Primo and Glacier. The Combined Company’s efforts to assimilate and integrate the internal controls of Primo and Glacier may not be effective in maintaining the adequacy of internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the Combined Company’s operating costs and could materially impair its ability to operate its business. In addition, investors’ perceptions that the Combined Company’s internal controls are inadequate or that it is unable to produce accurate financial statements may adversely affect its stock price.

Turbulence in the U.S. and global economies and financial markets may lead to a decrease in discretionary consumer and corporate spending and could adversely impact the Combined Company’s business, financial condition and results of operations.

The U.S. economy has presented challenges to the businesses of Primo and Glacier in recent years, including discretionary consumer and corporate spending. These continued challenges and potential turbulence in the U.S. market and economy may lead to reduced consumer confidence and a decrease in spending in the water industry. The Combined Company’s business depends significantly on discretionary consumer spending. Economic conditions affecting disposable consumer income such as employment, fuel prices, interest and tax rates, consumer debt levels, lack of available credit and inflation may significantly impact the operating results of the Combined Company. Business conditions, as well as various industry conditions, can also significantly impact the Combined Company’s operating results. Any material decline in the amount of discretionary consumer spending could hurt the Combined Company’s revenues, results of operations, business and financial condition. In addition, the current global economic uncertainty, the impact of recessions, and the potential for failures or realignments of financial institutions and the related impact on available credit may impact the Combined Company’s suppliers, distributors, retail customers, and operations in an adverse manner including, but not limited to, the inability of retail customers to timely pay their obligations to the Combined Company, thus reducing its cash flow, increased costs related to our distribution channels and the inability of the Combined Company’s vendors to timely supply materials.

Currently pending or future litigation or governmental proceedings could result in adverse effects, including injunctions, judgments or settlements.

Primo and Glacier are and from time to time become involved in lawsuits, regulatory inquiries and governmental and other legal proceedings arising out of the ordinary course of their businesses. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting the Combined Company’s business, financial condition, results of operations and liquidity.

The market price of the Combined Company common stock after the Merger may be subject to significant fluctuations and may be affected by factors different from those currently affecting the market price of Primo common stock.

Upon completion of the Merger, each Glacier stockholder, holder of Glacier stock options and holder of minority LLC common units will become a Primo stockholder. While Primo common stock has an observable trading history, Primo common stock on a post-Merger basis may trade differently from its pre-Merger trading history, and the market price of Primo common stock could be subject to significant fluctuations following the Merger.

In addition, the businesses of Primo differ from those of Glacier in important respects and, accordingly, the results of operations of the Combined Company and the market price of Primo common stock following the Merger may be affected by factors different from those currently affecting the independent results of operations of Primo and Glacier. For a discussion of the business of Primo and of certain factors to consider in connection with Primo’s business, see the documents incorporated by reference into this consent solicitation statement/prospectus referred to in the section titled “Where You Can Find Additional Information” beginning on page 150. For a discussion of the business of Glacier and of certain factors to consider in connection with Glacier’s business, see the sections titled “Risk Factors—Risks Relating to Glacier’s Business” beginning on page 38 and “Information about Glacier” beginning on page 113.

The Combined Company may require additional capital in the future, which may not be available to it on satisfactory terms, if at all.

The Combined Company will require liquidity to fund its operating expenses and interest on its debt. To the extent that the funds generated by the Combined Company’s ongoing operations are insufficient to cover its liquidity requirements, it may need to raise additional funds through financings. If the Combined Company cannot obtain adequate capital or sources of credit on favorable terms, or at all, its business, operating results and financial condition could be adversely affected.

The rights of Glacier stockholders who become Primo stockholders in the Merger will be governed by the Primo certificate of incorporation and the Primo by-laws.

Glacier stockholders who receive shares of Primo common stock in the Merger will become Primo stockholders and will be governed by the Primo certificate of incorporation and the Primo by-laws, rather than the Glacier certificate of incorporation and the Glacier by-laws. There may be material differences between the current rights of Glacier stockholders, as compared to the rights they will have as Primo stockholders. For more information, see the section titled “Comparison of Rights of Stockholders” beginning on page 139.

Risks Relating to Primo’s Business

Glacier equityholders are encouraged to read and consider the risks associated with an investment in Primo common stock. These risks can be found in Primo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus.

Risks Relating to Glacier’s Business

Glacier equityholders are urged to read and consider the following risks related to Glacier’s business.

Glacier depends on retailer and consumer acceptance of its vended water machines.

Glacier is a consumer products company operating in the highly-competitive water market and relies on consumer demand for its filtered water. Because potential customers may not be familiar with Glacier’s water machines and because Glacier undertakes limited marketing, there can be no assurance that consumer acceptance of Glacier’s product will continue to grow, or that newly installed machines will attract enough customers to be profitable. In addition, if Glacier is unable to respond effectively to the trends affecting the water market, consumer acceptance of Glacier’s products may suffer. A failure to grow or maintain consumer acceptance for Glacier’s water machines could reduce the profitability of Glacier’s machines, and could adversely affect Glacier’s ability to install new machines with existing or potential retail partners. In addition, if consumers have a negative experience with any brand of vended water, including the water of Glacier’s competitors, vended water may lose acceptance and Glacier’s business could be adversely affected.

Glacier’s industry is highly competitive, and Glacier might encounter significant competition from new or existing companies entering into the vended water market.

The bottled water industry is highly competitive. If Glacier is unable to respond effectively to competitive threats, Glacier’s margins and results of operations could be adversely affected.

Glacier’s primary competitors in the bottled water market include Nestlé, The Coca-Cola Company, PepsiCo, Dr. Pepper Snapple Group and Cott Corporation. These leading consumer products companies have strong brand presence with consumers, established relationships with retailers and significantly greater financial and other resources than Glacier has. Glacier could lose market share if they, or other large companies, successfully enter the vended water market or if Glacier’s consumers prefer pre-packaged water over its vended water.

 Glacier also faces competition within the vended water market from small- to medium-sized operators. If a competitor develops, or seeks to develop, a service model similar to Glacier’s, Glacier could face increased competition to attract retail partners. In addition to competition within the bottled water industry, the industry itself faces significant competition from other non-alcoholic beverages, including soft drinks, carbonated waters, juices, sport and energy drinks, coffees, teas and spring and municipal tap water.

The loss of a major retail partner would adversely affect Glacier.

Glacier distributes its vended water to consumers through relationships with third-party retailers. Most of Glacier’s arrangements with Glacier’s retail partners are evidenced by written contracts which have terms that generally range from two to five years and contain termination clauses as well as automatic renewal clauses. During the term of these agreements, Glacier has the exclusive right to place water vending machines at specified locations. Glacier competes to maintain existing retail accounts and to establish new retail relationships, but it can give no assurance of renewals of any existing contracts or of its ability to enter into new contracts. If Glacier is unable to redeploy machines from lost locations on a timely basis to equally desirable locations, Glacier’s business will be adversely affected.

Continued positive relations with Glacier’s retail partners depend on various factors, including commission rates, customer service, consumer demand and competition. Disruptions in relationships with retailers, including the reduction, termination or adverse modification of a retail relationship, could have a negative effect on Glacier’s ability to sell its vended water and to maintain its consumer base, which would in turn adversely affect its business and results of operations.

Increased use of “point-of-use” home filtration devices could adversely affect Glacier.

An increase in the use of in-home filtration devices, such as those that attach to faucets or are installed under the sink, could adversely affect demand for Glacier’s vended water, particularly if such devices are improved to provide enhanced filtration.

If Glacier is unable to build and maintain its brand image and corporate reputation, its business may suffer.

As a direct marketer of consumables to consumers, Glacier’s future success depends on Glacier’s ability to build and maintain its brand image. If Glacier is not able to maintain and enhance its brand to consumers and to new retail partners where it may have limited brand recognition, it may be unable to place additional machines at retail locations or attract sufficient numbers of consumers to its machines. Given the nature of Glacier’s product, its ability to maintain its reputation for product quality is also critical to its brand image. Any negative publicity, or any actual or perceived product quality issues, even if false or unfounded, could tarnish the image of Glacier’s brand and may cause consumers to choose other products.

If any vended water became contaminated, Glacier’s business could be seriously harmed.

Glacier has adopted quality, environmental, health and safety standards. However, Glacier’s water vending machines may not meet these standards or its products could otherwise become contaminated. A failure to meet such standards could result in expensive business interruptions and liability claims. Any of these failures or occurrences, or any allegation of these occurrences, even if unfounded, could negatively affect Glacier’s business and financial performance. Even if Glacier’s water does not ever become contaminated, a contamination of any vended water, including the water of its competitors, would be detrimental to the vended water business as a whole.

Electrical outages, localized municipal tap water system shut-downs, “boil water” directives or increases in the cost of electricity or municipal tap water could adversely affect Glacier’s business.

Glacier’s machines depend on a supply of electricity and water to operate. Any electrical outages or cut-off of municipal tap water supplies to Glacier’s machines or a directive to boil municipal tap water sources for Glacier’s machines, in each case, whether due to national disasters or otherwise, would cause Glacier to lose all revenue from the affected machines during that period and could, in addition, lower subsequent revenues if consumers perceive that there is a risk of contamination in Glacier’s vended water. Additionally, if electricity or municipal water costs were to increase significantly, Glacier’s retail partners may request that Glacier pay them a higher commission, which, if granted, would adversely affect Glacier’s results of operations.

Glacier depends on the expertise of key personnel. If these individuals leave without replacement, Glacier’s ability to implement its business strategies could be delayed or hindered.

Glacier is dependent on the services of its senior management because of their experience, industry relationships and knowledge of the business. The loss of one or more of Glacier’s key employees could seriously harm its business, and it may be difficult to find any replacement with the same or similar level of experience or expertise. Competition for these types of personnel is high, and Glacier can give no assurance that Glacier will be able to attract and retain qualified personnel on acceptable terms. Failure to recruit and retain such personnel could adversely affect Glacier’s business, financial condition, results of operations and planned growth. Glacier does not have employment agreements with any employees and does not maintain key person insurance on any employee. On October 9, 2016, concurrently with the execution of the Merger Agreement, Primo and Brian H. McInerney signed an Employment Agreement, effective as of and conditioned upon the closing of the Merger, whereby Mr. McInerney will be appointed Executive Vice President of Primo and President of Primo’s self-service filtered drinking water business in the United States and Canada, a copy of which is attached to this consent solicitation statement/prospectus as Appendix D.

The distribution of Glacier’s water and ice to consumers relies on the existence and financial health of its retail partners.

Glacier’s retail partners, such as food, drug, convenience, mass and other retailers, have faced significant consolidation in recent years, and these conditions may continue. Glacier relies on its retail partners in order to access its consumers. If Glacier’s retail partners close sites or experience disruptions such as strikes or lock-outs, Glacier could lose access to some consumers, and its results of operations could be adversely affected.

Adverse weather conditions could negatively impact Glacier’s business.

Glacier’s business is subject to seasonal fluctuations, with decreased revenues during rainy or cold weather months and increased revenues during dry or hot weather months. In addition, unseasonable or unusual weather may reduce demand and revenues for its products. Variations in demand and revenues could negatively impact the timing of its cash flows and therefore limit its ability to timely service its obligations and pay its indebtedness.

 Glacier depends on key management information systems.

Glacier processes orders, manages inventory and accounts receivable, maintains customer information and maintains cost-efficient operations through a management information systems (“MIS”) network connecting each of Glacier’s water vending machines with a central computing system located at its headquarters. Any disruption in the operation of its MIS tools, the loss of employees knowledgeable about such systems, or Glacier’s failure to continue to effectively modify such systems to accommodate changes in its business could require it to expend significant additional resources or to invest additional capital to continue to manage its business effectively. Additionally, Glacier’s MIS tools are vulnerable to interruptions or other failures resulting from, among other things, natural disasters, terrorist attacks, software, equipment or telecommunications failures, processing errors, computer viruses, hackers, other security issues or supplier defaults. Security, backup and disaster recovery measures may not be adequate or implemented properly to avoid such disruptions or failures. Any disruption or failure of these systems or services could cause substantial errors, processing inefficiencies, security breaches, inability to use the systems or process transactions, loss of consumers, loss of retail partners or other business disruptions, all of which could negatively affect Glacier’s business and financial performance.

Disruption in Glacier’s supply chain could adversely affect it.

A disruption in Glacier’s supply chain could adversely affect Glacier’s ability to assemble new machines and repair, maintain and retrofit existing machines. If Glacier cannot retain alternative sources of supply or effectively manage a disruption if it occurs, Glacier’s sales and profitability could be adversely affected, and additional resources could be necessary to restore its supply chain.

Introductions of new products may not prove successful, which could disrupt Glacier’s business.

Glacier recently entered the packaged ice business by installing in-store ice bagging machines in retail stores. Glacier expects that it may acquire or invest in new product lines, businesses or technologies that it believes would provide a strategic fit with its business or expand its business. Product development and investments are accompanied by potential risks and challenges that could disrupt Glacier’s business operations, increase its operating costs or capital expenditure requirements and reduce the value of the new product line, business or technology.

 Increases in the price of fuel could have an adverse effect on Glacier’s results of operations.

While Glacier does not incur fuel costs to transport water, its field service personnel use substantial amounts of fuel in making service visits to its machines. As a result, a meaningful increase in fuel prices could negatively affect Glacier’s margins and operating cash flows.

Adverse economic conditions in the regions in which Glacier operates could negatively impact its financial results.

High levels of unemployment or underemployment, or the effects of higher fuel and food prices on Glacier’s customers’ shopping budgets could have a number of different effects on Glacier’s business, including (i) a reduction in consumer spending, which could result in a reduction in Glacier’s sales volume and (ii) a shift in the purchase habits of Glacier’s target customers. Other events or conditions that may arise directly or indirectly from global financial events could negatively impact Glacier’s business.

Glacier has incurred net losses in the past and may incur net losses in the future.

Glacier has incurred net losses in the past and may incur net losses in the future. It has not been profitable in recent years, and it may not become profitable in the future. Its losses may continue as it incurs additional costs and expenses related to branding and marketing, expansion of operations, product development and development of relationships with retail partners. If Glacier’s expenses exceed its expectations, its financial performance will be adversely affected. If Glacier does not achieve sustained profitability, it may need to raise additional capital in order to continue operations.

Glacier’s operations are subject to regulation at both the state and federal level.

Glacier is subject to various federal, state and local laws and regulations which require Glacier, among other things, to obtain licenses for its business and machines, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding the vending machines and the vended water and ice, and to continuously control the quality of the vended water and ice. Glacier’s machines are subject to routine and random regulatory quality inspections. The enactment of additional or more stringent laws or regulations may cause a disruption in Glacier’s operations in the future. Failure to comply with such current or future laws and regulations could result in fines against Glacier, a temporary shutdown of its operations or the loss of certification to sell its product.

 Licensing or inspection fees payable by Glacier could increase.

Glacier currently pays annual licensing fees and inspection fees to a number of states. Increases in such licensing or inspection fees payable by Glacier could adversely affect its financial results.

Glacier’s inability to protect its intellectual property could adversely affect its business and results of operations.

 The trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” used by Glacier contain the word “Glacier,” which is commonly used and has been registered in connection with other marks and designs by a number of other entities for water and related services. The mark “Glacier Water,” by itself, is considered by the United States Patent and Trademark Office to be generic in relation to water and related services. Glacier believes that no party can claim exclusive rights to “Glacier Water,” and Glacier may claim rights only to stylized forms of the mark or the mark with design elements. Glacier can, however, give no assurance that other entities might assert superior or exclusive rights to the marks and seek to obtain damages from the injunctive relief against it. Therefore, there can be no assurance that Glacier’s use of the trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” will not violate the claimed proprietary rights of others, which could adversely affect its business and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This consent solicitation statement/prospectus, including information included or incorporated by reference in this consent solicitation statement/prospectus, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can typically identify forward-looking statements by the use of forward-looking words such as “expect,” “anticipate,” “target,” “goal,” “project,” “intend,” “plan,” “believe,” “budget,” “should,” “continue,” “could,” “forecast,” “may,” “might,” “potential,” “strategy,” “will,” “would,” “seek,” “estimate,” or variations of such words and similar expressions, although the absence of any such words or expressions does not mean that a particular statement is not a forward-looking statement. It is important to note that Primo’s and Glacier’s goals and expectations are not predictions of actual performance. Any statements regarding the benefits of the Merger, or Primo’s or Glacier’s future financial condition, results of operations and business are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections entitled “The Merger— Glacier’s Reasons for the Merger; Recommendation of the Glacier Board of Directors,” “The Merger—Primo’s Reasons for the Merger” and “The Merger—Background of the Merger” may constitute forward-looking statements.

These forward-looking statements represent Primo’s and Glacier’s intentions, plans, expectations, assumptions and beliefs about future events, including the completion of the Merger, and are subject to risks, uncertainties and other factors. Many of these factors are outside the control of Primo and Glacier and could cause actual results to differ materially from the results expressed or implied by these forward-looking statements. In addition to the risk factors described in the section entitled “Risk Factors” beginning on page 30, these factors include:

•	those identified and disclosed in public filings with the SEC made by Primo;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•

the inability to complete the Merger due to the failure to obtain Glacier stockholder approval or governmental or regulatory clearances or the failure to satisfy other conditions to the closing of the Merger;

•	the failure of the Merger to be completed for any other reason, including the failure of Primo to obtain the debt financing;

•	the length of time necessary to complete the Merger;

•	the risk that the proposed Merger disrupts current plans and operations;

•	fluctuations in the market value of Primo common stock;

•	the effects of the Merger on Primo’s financial results;

•	disruption from the Merger making it difficult to maintain business and operational relationships;

•	successfully integrating the Primo and Glacier businesses, and avoiding problems which may result in the Combined Company not operating as effectively and efficiently as expected;

•	the possibility that the expected benefits of the Merger will not be realized within the expected timeframe or at all;

•	the direct and indirect costs incurred and that will be incurred by each of Primo and Glacier in connection with the Merger;

•	the diversion of management time on Merger-related issues;

•	prevailing economic, market and business conditions;

•	the cost and availability of capital and any restrictions imposed by lenders or creditors;

•	changes in the industries in which Primo and Glacier operate;

•

the effects on the businesses of the companies resulting from uncertainty surrounding the Merger, including with respect to customers, employees or suppliers or the diversion of management’s time and attention;

•	the volatility and unpredictability of the stock market and credit market conditions;

•	conditions beyond Primo’s and Glacier’s control, such as disaster, acts of war or terrorism;

•	variations between the stated assumptions on which forward-looking statements are based and Primo’s and Glacier’s actual experience; and

•	other economic, business, and/or competitive factors.

For any forward-looking statements made in this consent solicitation statement/prospectus or in any documents incorporated by reference into this consent solicitation statement/prospectus, Primo claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this consent solicitation statement/prospectus and should be read in conjunction with the risk factors and other disclosures contained or incorporated by reference into this consent solicitation statement/prospectus. The areas of risk and uncertainty described above, which are not exclusive, should be considered in connection with any written or oral forward-looking statements that may be made in this consent solicitation statement/prospectus or on, before or after the date of this consent solicitation statement/prospectus by Primo or Glacier or anyone acting for any or both of them. Except as required by applicable law or regulation, neither Primo nor Glacier undertake any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this consent solicitation statement/prospectus or to report the occurrence of unanticipated events. All subsequent written and oral forward-looking statements concerning the Merger or other matters addressed in this consent solicitation statement/prospectus and attributable to Primo, Glacier or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this consent solicitation statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Primo. For a list of the documents incorporated by reference, see the section entitled “Where You Can Find Additional Information” beginning on page 148.

 SOLICITATION OF CONSENTS

This consent solicitation statement/prospectus is being provided to Glacier stockholders as part of a solicitation of consents by the Glacier board of directors. This consent solicitation statement/prospectus provides stockholders of Glacier with the information they need to know to be able to deliver a consent with respect to adoption and approval of the Merger and the Merger Agreement.

Purpose of the Consent Solicitation

Glacier stockholders are being asked to consent to the adoption and approval of the Merger Agreement and the Merger. The Glacier board of directors has unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and has determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable and in the best interests of Glacier and its stockholders. The Glacier board of directors recommends that Glacier stockholders consent to adoption and approval of the Merger Agreement and the Merger.

Record Date

The Glacier board of directors has set October 6, 2016 as the Record Date for determining Glacier stockholders entitled to sign and deliver consents with respect to the adoption and approval of the Merger Agreement and the Merger.

Glacier Stockholders Entitled to Consent

Only Glacier stockholders of record as of the close of business on the Record Date are entitled to sign and deliver consents with respect to the adoption and approval of the Merger Agreement and the Merger. As of the close of business on the Record Date, there were 3,316,916 shares of Glacier common stock issued and outstanding and entitled to sign and deliver consents with respect to adoption and approval of the Merger Agreement and the Merger. Each share of Glacier common stock is entitled to one vote. Each Glacier stockholder is urged to return a completed, dated and signed consent on or before 9:00 a.m., New York City time, on December 7, 2016.

Consents; Required Consents

The delivery of the consent of the holders of a majority of the outstanding shares of Glacier common stock entitled to vote on the proposal is required under Delaware law and the Merger Agreement to consummate the Merger. In connection with the execution of the Merger Agreement, Primo and each of Glacier directors Richard Kayne, Brian McInerney and Charles Norris entered into voting agreements with respect to a portion of the outstanding shares of Glacier common stock held by them totaling approximately 33.3% of the issued and outstanding shares of Glacier common stock at the time of the execution of the Merger Agreement. Pursuant to the terms of the voting agreements, each of Mr. Kayne, Mr. McInerney and Mr. Norris agreed, among other things, to deliver consents with respect to the shares covered by the voting agreement in favor of adoption and approval of the Merger Agreement and the Merger, and against any Acquisition Proposal (as such term is defined in the Merger Agreement) or other action that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger. Glacier equityholders are urged to read the description of the voting agreements under the heading “The Voting Agreements” beginning on page 90 of this consent solicitation statement/prospectus.

In addition, as of the Record Date, all directors and executive officers of Glacier as a group owned and were entitled to deliver consents with respect to an additional 22.0% of the shares of Glacier common stock issued and outstanding on that date. Glacier currently expects that its directors and executive officers will deliver consents in favor of the adoption and approval of the Merger Agreement and the Merger. If they do so, a total of at least 55.3% of the outstanding shares of Glacier common stock will have consented to the adoption and approval of the Merger Agreement and the Merger, and both will be approved.

Submission of Consents

Glacier stockholders may consent to the adoption and approval of the Merger Agreement and the Merger by completing, dating and signing the consent enclosed with this consent solicitation statement/prospectus and returning it to Glacier.

If you hold shares of Glacier common stock as of the close of business on the Record Date and you wish to give your consent, you must complete the enclosed consent, date and sign it, and promptly return it to Glacier. Once you have completed, dated and signed the consent, you may deliver it to Glacier by faxing your consent to Glacier, Attention: Secretary, at 760-560-0225, by emailing a .pdf copy of your consent to steve.stringer@glacierwater.com or by mailing your consent to Glacier at 1385 Park Center Drive, Vista, California 92081, Attention: Secretary.

Glacier has set 9:00 a.m., New York City time, on December 7, 2016 as the target date for the receipt of consents. Glacier reserves the right to extend the final date for the receipt of consents beyond December 7, 2016, provided that no consent delivered more than 60 days from the earliest dated consent will be effective. Any such extension may be made without notice to Glacier stockholders. Once a sufficient number of consents to adopt and approve the Merger Agreement and the Merger have been received, the consent solicitation will conclude.

Signing Consents; Revocation of Consents

Glacier stockholders may sign a consent to adopt and approve the Merger Agreement and the Merger or to disapprove of adoption and approval of the Merger Agreement and the Merger.

If you are a record holder of Glacier common shares as of the close of business on the Record Date, you may change or revoke your consent (subject to any contractual obligations you may otherwise have) at any time before the consents of a sufficient number of shares of Glacier common stock to adopt and approve the Merger Agreement and the Merger have been filed with the Secretary of Glacier. If you wish to change or revoke your consent before that time, you may do so by delivering a notice of revocation by faxing such notice of revocation to Glacier, Attention: Secretary, at 760-560-0225, by emailing a .pdf copy of such notice of revocation to steve.stringer@glacierwater.com or by mailing your notice of revocation to Glacier at 1385 Park Center Drive, Vista, California 92081, Attention: Secretary. However, pursuant to the terms of the voting agreements, the consents to be received by Glacier from each of Mr. Kayne, Mr. McInerney and Mr. Norris with respect to the shares covered by the voting agreements will be irrevocable prior to the termination of the voting agreements in accordance with their terms.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Glacier. Officers and employees of Glacier may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE COMPANIES

Primo Water Corporation

Primo is a leading provider of multi-gallon purified bottled water, self-service refill water and water dispensers sold through major retailers in the United States and Canada. Primo is a Delaware corporation that was founded in 2004 and is headquartered in Winston-Salem, North Carolina.

Primo has two operating segments and two reportable segments: Primo Water, which is referred to as “Water,” and Primo Dispensers, which is referred to as “Dispensers.” Primo utilizes a business strategy commonly referred to as “razor-razorblade” because the initial sale of Primo’s dispenser creates a base of users who purchase complementary water products. Once Primo’s bottled water is consumed using a water dispenser, empty bottles are exchanged at Primo recycling center displays, which provide a recycling ticket that offers a discount toward the purchase of a new bottle of Primo purified water (Primo’s “Exchange” business), or such empty bottles are refilled at self-service filtered water locations (Primo’s “Refill” business).

Primo’s Water segment sales consist of Exchange and Refill products, which are offered through retailers in the United States and Canada. Primo’s Water products are offered through point of purchase display racks or self-service filtered water displays and recycling centers that are located at major retailers in space that is often underutilized.

Primo’s Dispensers segment sells water dispensers designed to dispense Primo and other dispenser-compatible bottled water. Primo’s Dispenser sales are primarily generated through major retailers in the U.S. and Canada, where Primo recognizes revenues for the sale of the water dispensers when title is transferred. Primo supports retail sell-through with domestic inventory.

For the year ended December 31, 2015, Primo had net sales of $127.0 million and net income of $1.9 million.

Primo’s principal executive offices are located at 101 North Cherry Street, Suite 501, Winston-Salem, North Carolina 27101 and its telephone number is (336) 331-4000. Primo’s principal website is www.primowater.com. Primo’s common stock is listed on the Nasdaq Global Market, trading under the symbol “PRMW.”

Primo Subsidiary, Inc.

On October 5, 2016, Primo formed Primo Subsidiary, Inc., which is referred to as “Merger Sub,” as a Delaware corporation and a direct, wholly-owned subsidiary of Primo, solely for the purpose of entering into the Merger Agreement and effecting the Merger and the other transactions contemplated by the Merger Agreement. At the completion of the Merger, Merger Sub will merge with and into Glacier with Glacier continuing as the surviving entity, and Glacier will continue to operate as a wholly-owned subsidiary of Primo.

Prior to the completion of the Merger, Merger Sub will not conduct any activities other than those incidental to its formation and the matters contemplated by the Merger Agreement.

Glacier

Glacier owns and operates the largest network of filtered drinking water vending machines in the United States and Canada, with approximately 22,600 machines in place at food, drug, convenience, mass and other major retailers as of October 2, 2016. Its machines apply a five-step, technologically advanced filtration process to produce high-quality, great-tasting drinking water that is dispensed by its machines into one-gallon or five-gallon containers provided by the customer. This business model eliminates the bottling and distribution infrastructure required to deliver traditional bottled water, thereby significantly reducing cost and the adverse environmental impact.

Glacier’s network of self-service, coin-operated and non-coin-operated water vending machines is supported by its in-house national field service organization. Glacier has a highly diversified retail partner base consisting of food, drug, convenience, mass and other retailers. Among its retail partners are Albertson’s/Safeway, Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Save-Mart, Stater Brothers, Wal-Mart, Walgreens and Winn-Dixie.

For its fiscal year ended January 3, 2016, Glacier had revenues of $138.3 million and a net loss of $6.6 million.

Glacier Water Services, Inc. is a Delaware corporation which conducts its operations principally through GW Services, LLC, a California limited liability company, a majority-owned subsidiary. After the transactions referred to in the section titled “The Merger Agreement—Certain Other Effects of the Merger” beginning on page 72, GW Services, LLC will be a wholly-owned subsidiary of Glacier Water Services, Inc. Unless the context requires otherwise, these companies are referred to collectively as “Glacier.”

Glacier’s principal executive offices are located at 1385 Park Center Drive, Vista, California 92081, and its telephone number is 760-560-1111. Glacier common stock is not traded on an established market but is quoted in the Pink Sheets Electronic Quotation Service under the symbol “GWSV.”

THE MERGER

The Merger

Primo and Glacier agreed to the acquisition of Glacier by Primo under the terms of the Merger Agreement described in this consent solicitation statement/prospectus. Pursuant to the Merger Agreement, Merger Sub will merge with and into Glacier, with Glacier continuing as the surviving corporation and a wholly-owned subsidiary of Primo. Primo and Glacier have attached the Merger Agreement as Appendix A to this consent solicitation statement/prospectus. Primo and Glacier encourage you to carefully read the Merger Agreement in its entirety because it is the legal document that governs the Merger.

Effect of the Merger; Merger Consideration

Under the Merger Agreement, Primo will pay an aggregate purchase price equal to:

●	approximately $263.0 million, consisting of:

●	approximately $86.1 million in closing consideration payable to Glacier equityholders, which is allocated as follows, prior to the adjustments described below:

■	approximately $49,932,724 (or 58% of such closing consideration) payable in cash; and

■	approximately $36,158,180 (or 42% of such closing consideration) payable in shares of Primo common stock; and

in each case, subject to adjustment to the extent Glacier incurs certain transaction expenses or incurs additional debt in excess of its estimated indebtedness as of the date of the Merger Agreement other than debt under its credit agreement; and

●	approximately $177.0 million of net indebtedness and preferred interests being assumed ($81.0 million) and/or retired ($96.0 million) by Primo (the “Assumed Debt”),

●	warrants to purchase 2.0 million shares of Primo common stock at an exercise price equal to $11.88 per share of Primo common stock.

The exact cash consideration payable to each Glacier equityholder will be calculated by reducing $49,932,724 by the amounts of the Transaction Expense Exclusion, the Transaction Expenses and any Company Debt (other than Assumed Debt) which, in the aggregate, the parties estimate will equal approximately $5.6 million. In addition, the exact consideration payable to each Glacier equityholder in shares of Primo common stock will be calculated by adding to $36,158,180 the Transaction Expense Exclusion, which the parties estimate will equal approximately $1.65 million, and dividing such resulting amount by $11.88 and then further dividing the resulting amount by the number of shares of Fully-Diluted Company Stock outstanding immediately prior to the effective time of the Merger. The exact consideration payable to each Glacier equityholder in warrants will be calculated by dividing 2.0 million by the number of Fully-Diluted Company Stock outstanding immediately prior to the effective time of the Merger.

The warrants have an exercise price equal to $11.88 per share of Primo common stock. Approximately one-third of the warrants will vest six months following the Closing Date and an additional one-third will vest on each of nine months and one year following the Closing Date. The warrants will be exercisable until the fifth anniversary of the Closing Date.

Upon completion of the Merger, each share of Glacier common stock issued and outstanding immediately prior to the effective time of the Merger (other than any shares of Glacier common stock as to which the holders of such shares have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights or shares owned by Glacier or any of its subsidiaries), each minority LLC common unit issued and outstanding immediately prior to the effective time of the Merger, and each Option Allocated Share will be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount, and the Per Share Warrant Amount. With respect to the cash and stock portions of the Merger consideration payable to each Option Allocated Share, such Merger consideration will be allocated to each Option Allocated Share in the same manner as allocated to holders of Glacier common stock, such that approximately 58% of the aggregate Merger consideration (excluding the warrants to purchase shares of Primo common stock and Assumed Debt) is paid in cash and approximately 42% of the aggregate Merger consideration (excluding the warrants to purchase shares of Primo common stock and Assumed Debt) is paid in shares of Primo common stock, in each case, subject to adjustment to the extent Glacier issues additional shares, incurs certain transaction expenses or incurs additional debt in excess of its estimated indebtedness as of the date of the Merger Agreement other than debt under its credit agreement.

Primo will not issue fractional shares of Primo common stock in the Merger. As a result, Glacier equityholders will receive cash for any fractional share of Primo common stock that they would otherwise be entitled to receive in the Merger. After the Merger is completed, Glacier equityholders will have only the right to receive the Merger consideration and any cash in lieu of such fractional shares of Primo common stock or, in the case of Glacier stockholders that properly exercise and perfect appraisal rights, the right to receive the fair market value for such shares, and will no longer have any rights as Glacier equityholders, including voting or other rights.

For a full description of the Merger consideration, see the section titled “The Merger Agreement—Merger Consideration” beginning on page 69 of this consent solicitation statement/prospectus.

Background of the Merger

Primo’s senior management has regularly evaluated and periodically reviewed with the Primo board of directors business development opportunities, including acquisitions that are aligned with Primo’s business. As part of this review, Primo identified Glacier as a potential candidate for a strategic transaction that could offer significant synergies with Primo’s existing business, including expanding its retail footprint, diversifying its revenue stream and providing additional opportunities for Primo’s products.

The board of directors and senior management team of Glacier continually review the Company’s performance, competitive position and future growth prospects with a view to enhancing stockholder value. These reviews have included organic growth opportunities, mergers, acquisitions, corporate structure and capitalization strategies. From time to time, members of Glacier’s senior management teams have met with senior management of other companies within the industry in which they operate, to discuss industry developments, partnerships and potential strategic transactions.

In November 2012, Billy D. Prim, Primo’s Chairman and Chief Executive Officer, and Charles A. Norris, Glacier’s Chairman of the Board, met to see if discussing a potential combination of Primo and Glacier might be of interest. The parties entered into a confidentiality agreement on December 18, 2012 to enable preliminary discussions. Thereafter, Mr. Prim and Mr. Norris had general discussions which did not advance.

Subsequently, beginning at the end of 2014 and continuing into 2015, Mr. Prim and Mr. Norris had periodic contact about the possibility of a strategic business combination between Primo and Glacier. In December 2014, Mr. Prim received a call from Richard A. Kayne, a director and significant stockholder of Glacier, inquiring whether Primo would be interested in discussing a potential strategic business combination with Glacier. Following this conversation, Mr. Prim updated the Primo board of directors and Primo engaged BMO Capital Markets Corp. (“BMO”) to assist in evaluating a potential combination.

On March 9, 2015, Mr. Prim met with Mr. Norris and Mr. Kayne, to discuss the merits of a potential business combination. A representative from BMO also participated in the meeting. At the meeting, the Glacier representatives indicated that Glacier might be interested in pursuing a transaction at a price per share of Glacier common stock $30. The Primo representatives indicated that Primo would not proceed at that price, but that Primo might be willing to pay aggregate consideration of approximately $250 million, which included the assumption of certain indebtedness.

Thereafter through September 2015, Mr. Prim and Mr. Norris held periodic discussions regarding a potential business combination and ways to bridge the valuation gap. These discussions included possibilities of contingent consideration, variations of cash and Primo stock, as well as different price levels and financing considerations.

On September 2, 2015, Glacier engaged JP Morgan as its financial advisor to explore the possibility of a strategic combination or of a possible sale of Glacier.

On September 29, 2015, Primo and Glacier entered into a new confidentiality agreement relating to a potential transaction.

On October 22, 2015, Mr. Prim, Matthew T. Sheehan, Primo’s President and Chief Operating Officer, and Mark Castaneda, Primo’s Chief Financial Officer, met with Mr. Norris and Brian H. McInerney, Glacier’s President and Chief Executive Officer, to discuss potential transaction parameters and terms, as well as estimated synergies. Representatives from BMO were also present at the meeting. In connection with those conversations, Primo increased its offer to acquire Glacier to an aggregate purchase price of $260 million, including Primo stock in exchange for Glacier common stock, retirement of Glacier’s existing Series B Junior Subordinated Debentures and noncontrolling interest in Glacier’s subsidiary, and assumption of all other Glacier debt. The Glacier representatives indicated that they were not interested in further discussions at these levels.

On October 25, 2015, at a meeting of the Primo board of directors, Mr. Prim provided an update regarding the current state of discussions with Glacier.

On November 13, 2015, representatives of each of BMO and JP Morgan discussed Primo’s October 22, 2015 offer and the BMO representatives indicated, at Primo’s direction, that Primo would be open to discussing the possibility of including a performance-based earnout as part of the consideration for a transaction.

On November 24, 2015, JP Morgan communicated with representatives of BMO reiterating Glacier’s desire for a per share price of $30 to Glacier stockholders, suggested that Primo consider alternative structures to its October 22, 2015 offer and emphasized that cash consideration at closing would be paramount to agreeing on a transaction.

On December 9, 2015, Mr. Prim communicated to Mr. Norris a revised offer based on the same aggregate purchase price, but where half of the consideration to Glacier stockholders would consist of stock and half would consist of cash. In addition, Primo would use stock to retire Glacier’s existing Series B Junior Subordinated Debentures, revolving line of credit and the noncontrolling interest in Glacier’s subsidiary. Primo would assume all of Glacier’s other outstanding debt.

For the remainder of December 2015 through February 2016, members of Primo management and members of Glacier management continued to have periodic conversations without reaching agreement or proposing specific new terms.

On March 17, 2016, Mr. Norris informed Mr. Prim that it was his belief that Glacier would ultimately be willing to agree to an acquisition at a purchase price of $23 per share of Glacier common stock, so long as 85% of the consideration to stockholders is paid in cash and 15% in stock, and a performance-based earnout is included. Mr. Norris indicated that he would communicate with the Glacier board of directors and provide further confirmation.

On June 1, 2016, Mr. Norris told Mr. Prim that Glacier’s board of directors was willing to explore further the terms on which the parties might agree to a transaction.

On June 7, 2016, representatives of each of BMO and JP Morgan discussed potential financial terms for the proposed acquisition of Glacier at a purchase price of $23 per share, with a mix of 80% stock and 20% cash consideration to stockholders and which would include an earnout component to be determined after diligence. Those potential terms provided that Primo would use cash to retire Glacier’s existing Series B Junior Subordinated Debentures, revolving line of credit and the noncontrolling interest in Glacier’s subsidiary. Primo had obtained a bid support letter from Goldman Sachs dated June 1, 2016, confirming its interest in providing a debt financing to complete the transaction.

During the remainder of June 2016 and into July 2016, Primo and Glacier exchanged comments on the potential terms for a transaction and Primo management provided Glacier management with materials in support of its offer.

On July 22, 2016, Mr. Prim communicated to Mr. Norris a revised offer which decreased the aggregate purchase price to $250 million, but included an earnout component that would be based on exceeding an adjusted EBITDA target for 2018 for the Glacier business, plus the refill business of Primo. The offer included a shift in the cash/stock mix to 70% cash and 30% stock consideration and a fixed exchange ratio based on the volume-weighted average daily closing price per share for Primo common stock over the 60-days ending on the last business day before the date of a merger agreement.

On July 25, 2016, on behalf of Glacier, JP Morgan communicated a counter offer to representatives of BMO based on an approximate $260 million aggregate purchase price, but with the other terms remaining roughly the same.

On July 26, 2016, at a meeting of the Primo board of directors Mr. Prim and Mr. Castaneda provided an update with respect to the status of negotiations with Glacier and potential alternatives for financing such a transaction. Following discussion, the Primo board of directors authorized management to continue negotiations, enter an exclusivity arrangement and pursue potential financing arrangements.

On July 27, 2016, at Primo’s direction, representatives of BMO communicated a revised offer to JP Morgan based on the same aggregate purchase price, but decreasing the cash portion of the per share consideration and increasing the stock portion.

On July 29, 2016, Primo and Glacier executed an exclusivity letter, which provided for an initial exclusivity period of 30 days with an automatic 30-day extension. The parties then exchanged diligence requests.

On August 11, 2016, Mr. Prim, Mr. Sheehan and Mr. Castaneda met with Mr. Norris and Mr. McInerney in person to negotiate outstanding deal points, including the aggregate purchase price, the mix of cash and stock consideration and the structure and application of the earnout. At this meeting, the parties discussed whether the proposed earnout structure would be too cumbersome to administer. Following this meeting, Mr. Norris communicated revised terms to Primo based on a $25 per share purchase price, composed of 40% stock and 60% cash consideration and the same earnout structure.

Between August 11, 2016 and August 25, 2016, the parties traded counteroffers within a purchase price range of $23 to $25 per share, increasing the percentage of cash consideration, and shifted from implementing an earnout to including warrants to purchase Primo common stock as part of the purchase consideration.

On August 29, 2016, the parties executed a non-binding term sheet reflecting purchase price of $24 per share, based on a mix of 58% cash and 42% stock consideration, which per share purchase price was subsequently modified based on the parties’ more detailed discussions concerning responsibility for transaction-related expenses. The aggregate purchase price would also include warrants to purchase an aggregate of 2,000,000 shares of Primo common stock exercisable over five years at a strike price that would equal the 60-day volume-weighted average daily closing price of Primo common stock on the last business day before the date of a merger agreement. Holders of the minority interest in Glacier’s majority-owned subsidiary would receive the same consideration as holders of shares of Glacier common stock in exchange for the cancellation of their interests. The calculation of the exchange ratio remained the same as proposed. The term sheet reflected that the noncontrolling interest, revolving line of credit and Series B Junior Subordinated Debentures would be retired with cash and Primo would assume the remaining Glacier debt. The term sheet also reflected that Mr. McInerney would enter into an employment agreement with Primo at closing to lead the Combined Company’s refill business and that Primo would use its reasonable best efforts to appoint Mr. Norris to the Primo board of directors following the merger.

From August 29, 2016 through October 7, 2016, the parties, together with their legal and financial advisors, conducted due diligence with respect to the proposed transaction.

On September 1, 2016, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. Primo’s legal counsel (“Smith Anderson”), sent an initial draft of the Merger Agreement to Ervin Cohen & Jessup LLP, Glacier’s legal counsel (“ECJ”). ECJ provided a limited list of high level issues to Smith Anderson on September 7, 2016 and a revised draft of the Merger Agreement on September 13, 2016 addressing, among other things, mutual termination fees, payable by Primo only upon failure to obtain financing for closing, adjustments to the purchase price and the terms of an escrow to be applied to the stock consideration. Subsequently, the parties continued to discuss and exchange drafts of the Merger Agreement.

On September 15, 2016, Mr. Prim and Mr. Sheehan, together with representatives from Primo’s finance department, met with Mr. Norris and Mr. McInerney, as well as other representatives from Glacier, for an in-person diligence and strategy session.

On September 21 and 24, 2016, Smith Anderson sent drafts of the ancillary agreements, including a form of voting agreement to be entered into by certain holders of Glacier’s common stock with respect to approximately 33.3% of all currently outstanding shares of Glacier common stock and a form of warrant agreement. Subsequently, the parties continued to discuss and exchange drafts of such documents.

On October 6, 2016, the Glacier board of directors held a telephonic meeting to consider the proposed transaction. All directors were present by telephone, as was David Shladovsky, General Counsel of Kayne Anderson Capital Advisors, L.P. Mr. Norris reviewed the principal terms of the proposed Merger Agreement and the related transaction documents and there was a general discussion of those terms and of other matters relating to the proposed Merger. Following this discussion, the Glacier board of directors unanimously determined that the Merger and its terms were fair to and in the best interests of Glacier’s stockholders, approved the Merger Agreement and the Merger and related transactions and adopted a resolution to submit the Merger and the Merger Agreement to Glacier’s stockholders for their approval, with the recommendation that they be approved.

On October 7, 2016, the Primo board of directors held a telephonic meeting to consider the proposed transaction. At the request of the Primo board of directors, representatives of BMO, Smith Anderson and K&L Gates LLP participated in the meeting. The Primo board of directors reviewed and discussed the proposed acquisition of Glacier. Representatives of Smith Anderson then reviewed the terms of the proposed Merger Agreement, voting agreement and other transaction documents to be entered into with Glacier and certain of its stockholders, as well as the warrant agreement and other matters relating to the transaction. Following discussion, the Primo board of directors unanimously approved the Merger Agreement and related documents and other matters in connection with the transaction.

On October 9, 2016, the parties finalized and executed the Merger Agreement and the voting agreements. On October 10, 2016, Primo and Glacier issued a joint press release announcing the transaction.

Ownership of Primo Following the Merger

The Glacier equityholders will own in the aggregate approximately 10.9% of the outstanding shares of Primo common stock immediately following consummation of the Merger.

Board of Directors and Management of Primo Following the Merger

The directors and officers of Primo immediately prior to the effective time of the Merger will continue to be directors and officers of Primo immediately following the Merger. Pursuant to the terms of the Merger Agreement, Primo has agreed to appoint Charles A. Norris to serve as a member of Class III of Primo’s board of directors for a term that would expire at Primo’s 2019 annual meeting of stockholders and to elect Brian H. McInerney to serve as Primo’s Executive Vice President and President of its Refill business in the United States and Canada, each immediately following the Merger.

Mr. Norris has served as Chairman of Glacier’s Board of Directors since June 2001. Mr. Norris is the retired President of McKesson Water Products Company, a bottled water company and wholly-owned subsidiary of McKesson Corporation, where he served as President from 1990 until he retired in October 2000. From 1981 to 1990, Mr. Norris served as President of Deer Park Spring Water Company (now a subsidiary of Nestlé Waters North America) and served in various operational executive positions with Nestlé in both Switzerland and the United States from 1973 to 1985. Mr. Norris is a past Chairman of the International Bottled Water Association, and he is the current Chairman of the Board of Freshpet, Inc., a NASDAQ listed pet food company located in Secaucus, New Jersey.

Mr. McInerney is Glacier’s President and Chief Executive Officer, roles in which he has served since 2001. Prior to joining Glacier, Mr. McInerney was the Vice President, Worldwide Autolite Products for Honeywell International (previously AlliedSignal), a manufacturing company. Mr. McInerney joined AlliedSignal in 1997 and served in various marketing management positions. Mr. McInerney began his marketing career at Nabisco, a diversified food company. Prior thereto, Mr. McInerney was employed by KPMG, a global accounting and consulting firm, as a financial auditor.

Information about current directors and executive officers of Primo, including biographical information, executive compensation and stock ownership, can be found in Primo’s proxy statement for the 2016 annual meeting of Primo stockholders and Annual Report on Form 10-K for the fiscal year ended December 31, 2015, both of which are filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus. See the section titled “Where You Can Find Additional Information” beginning on page 148 of this consent solicitation statement/prospectus.

Primo’s Reasons for the Merger

Primo believes that the acquisition of Glacier will enable Primo to expand its reach and better serve clients in the self-service refill water business. In approving the Merger and the other transactions contemplated by the Merger Agreement, the Primo board of directors considered a variety of factors related to these strategic priorities, including the following:

•

the acquisition of a market leader in the self-service refill water business, including Glacier’s more than 20,000 self-service refill locations and the diversity and breath of its retail partnerships and trade channels;

•	the potential doubling of certain key financial results, including revenue, operating income and adjusted EBITDA;

•

the opportunity to further diversify Primo’s retailer relationships, including a significant reduction in Primo’s pre-Merger reliance on its top retailers, and expand product offerings and cross-selling relationships within those relationships;

•	the opportunity to achieve operational and shared service synergies, including:

o	decreased reliance on outsourced technicians and enhanced support of retail locations by Primo technicians;

o	consolidation of shared and back-office services, where Primo can take advantage of Glacier’s and Primo’s respective best practices; and

o

capital investment optimization through improvements in preventative maintenance and equipment refurbishment, and reduced reliance on outsourcing machine assembly and refurbishment as Glacier’s additional volume provides the opportunity for conducting such operations in-house;

•	the opportunity for increased cross-selling in more diverse retail channels, including the opportunity for Primo dispenser customers to connect with Primo and Glacier water locations;

•

the addition of Glacier’s key management personnel, including an experienced leadership team led by Mr. McInerney, President and Chief Executive Officer of Glacier, who, effective upon the closing of the Merger, will serve as Primo’s Executive Vice President and President of its Refill operations;

•	the opportunity to reduce operating costs, lower product costs, further develop enterprise structure and expand its higher margin business;

•	the opportunity to achieve efficiencies with suppliers with increased, consolidated purchasing power, to create exclusive products and to offer lower product prices; and

•	the potential to achieve net synergies and enhance cash-flow streams through the combination of the businesses to provide greater ability to pay down debt.

The Primo board of directors also considered potential risks and potentially negative factors concerning the Merger in connection with its deliberations on the Merger and the other transactions contemplated by the Merger Agreement, including the following:

•	the increased debt to be incurred by Primo in connection with the Merger;

•	the possibility that Primo’s ability to engage in additional acquisitions may be more limited after the Merger;

•

the possibility that the market price of Primo’s common stock following the Merger may be subject to significant fluctuations and may be affected by factors different from those affecting the market price of Primo’s common stock prior to the Merger;

•

the risk that Primo cannot successfully integrate the Primo and Glacier businesses, and avoid problems which may result in Primo not operating as effectively or efficiently as expected after the Merger;

•	the possibility that anticipated synergies would be more difficult to achieve, would take longer to achieve than anticipated, or may not occur at all;

•	the possibility that integration of Glacier’s business with that of Primo may divert management’s attention away from operations;

•	the risk that Primo may suffer adverse effects from uncertainty surrounding the Merger, including with respect to customers, employees or suppliers;

•	the risk that Primo’s future results may suffer if Primo does not effectively manage its expanded operations following completion of the Merger;

•	the risk that, as a result of the Merger, the Combined Company might experience customer attrition; and

•	the potential challenges of integrating Primo’s and Glacier’s operations.

The foregoing discussion of factors considered by the Primo board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Primo board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the Primo board of directors may have given differing weights to different factors. The Primo board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Primo’s management and outside legal, financial and accounting advisors regarding certain of the matters described above.

Glacier’s Reasons for the Merger; Recommendation of the Glacier Board of Directors

The Glacier board of directors believes that the Merger will provide the Glacier stockholders with the opportunity to receive fair value for their shares of Glacier common stock. Since 2006, shares of Glacier common stock have not been actively traded but have been quoted in the Pink Sheets Electronic Quotation Service under the symbol “GWSV.” Accordingly, Glacier stockholders have not had a liquid market for their stock, and it has been difficult for them to realize fair value for their shares. Glacier believes that the mix of cash, shares of Primo common stock and warrants to purchase shares of Primo common stock, which Glacier stockholders will receive in connection with the Merger, represents fair value for their shares of Glacier common stock. In particular, it considered that the shares of Primo common stock and warrants to purchase shares of Primo common stock to which the Glacier stockholders will be entitled in connection with the Merger will provide the Glacier stockholders with the opportunity to participate in the operational and financial advantages of the Combined Company, which it expects will result from the Merger, including operational efficiencies, expansion opportunities, the ability to reduce costs and the ability to expand its product offerings. In reaching its conclusion that it expects the Merger to result in these advantages, the Glacier board of directors considered both the opportunities and risks of the business combination.

For these reasons, Glacier believes that the consideration to be received by the Glacier stockholders for their shares of Glacier common stock represents a significant premium over the amount which the Glacier stockholders would be able to receive for their Glacier shares of common stock in the current market, and that the Merger is fair to and in the best interests of its stockholders. Accordingly, the Glacier board of directors recommends that the Glacier stockholders consent to adopt and approve the Merger Agreement and the Merger.

The foregoing discussion of factors considered by the Glacier board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Glacier board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign any relative or specific weights to the factors that it considered in reaching its determination to approve the Merger and the Merger Agreement. In addition, individual members of the Glacier board of directors may have given differing weights to different factors. The Glacier board of directors conducted an overall review of the factors described above and other material factors, including through discussions with, and inquiry of, Glacier’s management and outside legal and financial advisors regarding certain of the matters described above.

Stock Ownership of Glacier Directors and Executive Officers

Richard Kayne, Brian McInerney and Charles Norris, each of whom is a director and one of whom is also an executive officer of Glacier, have entered into voting agreements with Primo under which they have agreed to sign and return consents adopting and approving the Merger Agreement and the Merger, with respect to approximately 33.3% of the outstanding shares of Glacier common stock.

As of the Record Date, all directors and executive officers of Glacier as a group owned and were entitled to grant consents with respect to an additional 22.0% of the shares of Glacier common stock issued and outstanding on that date. Glacier currently expects that its directors and executive officers will sign and deliver consents in favor of the adoption and approval of the Merger Agreement and the Merger. If they do so, a total of at least 55.3% of the outstanding shares of Glacier common stock will have consented to the adoption and approval of the Merger Agreement and the Merger, and both will be approved.

Interests of Glacier Directors and Executive Officers in the Merger

Glacier’s directors and executive officers own a total of approximately 55.3% of the outstanding shares of Glacier common stock and, assuming approval of the Merger Agreement and the Merger, will have the right to receive the Merger consideration with respect to those shares.

In addition, each of Mr. Kayne and Peter Neuwirth, two of Glacier’s directors, is a member of Glacier Water Holdings, LLC, the holder of the minority LLC common units, and own 48.6% and 3.5%, respectively of the interests in that entity. As such, they will receive, indirectly, a total of approximately 52% of the amounts payable on account of the following transactions, each of which will happen concurrently with the Merger: (i) the purchase by Primo of the 214,129 minority LLC common units for per unit consideration equal to the Merger consideration to be paid for each share of Glacier Common Stock and (ii) the acquisition by Glacier, with funds provided by Primo, of $29.0 million of preferred interests in GW Services, LLC, in consideration of the payment of 135% of the principal amount thereof , plus the accrued preferred return thereon (or a total of approximately $39.2 million). For more information, see the section titled “The Merger Agreement—Certain Other Effects of the Merger” beginning on page 72 of this consent solicitation statement/prospectus.

Moreover, Mr. Kayne, Mr. Neuwirth, Mr. Norris, William Bell, and Heidi Yodowitz, each directors of Glacier, own $3,166,650, $125,000, $468,750, $25,000 and $25,000, respectively, of principal amount of Glacier’s Series B Junior Subordinated Debentures, which will also be redeemed concurrently with the Merger. See “The Merger Agreement—Certain Other Effects of the Merger” beginning on page 72 of this consent solicitation statement/prospectus.

Glacier intends to pay transaction bonuses to the following Glacier executive officers in the following amounts (i) to Brian McInerney, Chief Executive Officer of Glacier, (A) $880,000 in cash compensation and (B) 48,696 shares of Glacier common stock and (ii) to Steve Stringer, Chief Financial Officer of Glacier, $500,000 in cash compensation.

Primo entered into voting agreements with each of Glacier directors Mr. Kayne, Mr. McInerney and Mr. Norris with respect to a portion of their shares representing approximately 33.3% of all currently outstanding shares of Glacier common stock, each of which is attached as Appendix C to this consent solicitation statement/prospectus. In addition, concurrently with the closing of the Merger, each of the Glacier directors will enter into lock-up agreements with Primo, the form of which is attached to this consent solicitation statement/prospectus as Appendix E.

Primo has agreed, if the Merger is consummated, to use reasonable best efforts to cause its board of directors to appoint Mr. Norris, the Chairman of the Glacier board of directors, as a member of Class III of Primo’s board of directors for a term that would expire in 2019.

On October 9, 2016, concurrently with the execution of the Merger Agreement, Primo and Brian H. McInerney signed the Employment Agreement, effective as of and conditioned upon the closing of the Merger, whereby Mr. McInerney will be appointed Executive Vice President of Primo and President of Primo’s self-service filtered drinking water business in the United States and Canada. Mr. McInerney will receive an annual base salary of $412,000, with a target bonus equal to 50% of his base salary. The Employment Agreement also provides Mr. McInerney the right to participate in Primo’s Value Creation Plan and the right to receive at least 3.5% of the bonus pool awarded to all participants under the Value Creation Plan in any fiscal year beginning in fiscal year 2017.

The Employment Agreement provides that if Mr. McInerney is terminated without Cause or resigns for Good Reason (as such terms are defined in the Employment Agreement), Mr. McInerney will receive (i) base salary and vacation pay earned through the termination date, (ii) any applicable prorated annual bonus, based on actual performance for the year of termination as determined by Primo’s board of directors in its discretion and (iii) any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination.

If Primo does not renew the Employment Agreement at the end of the Original Term or any Renewal Term (as such terms are defined in the Employment Agreement), Mr. McInerney’s employment is terminated without Cause or Mr. McInerney resigns for Good Reason, Mr. McInerney will receive an amount equal to the sum of (a) the highest base salary in effect during the twelve months immediately prior to the termination plus (b) the average annual bonus earned by Mr. McInerney for the most recent two fiscal years ending prior to the termination date. Additionally, in these circumstances, Mr. McInerney will receive continuation of health benefits or payment of COBRA health insurance premiums for up to 12 months following termination and the immediate vesting of any equity compensation awards granted by Primo that were otherwise scheduled to vest within six months after the termination date.

The Employment Agreement provides that if Mr. McInerney is terminated without Cause or resigns for Good Reason in connection with or within two years of a Change of Control (as such term is defined in the Employment Agreement), Mr. McInerney will receive in addition to any amounts otherwise payable under the Employment Agreement in connection with the termination of employment an amount equal to one-half the sum of (a) the highest base salary in effect during the twelve months immediately prior to the termination plus (b) the average annual bonus earned by Mr. McInerney for the most recent two fiscal years ending prior to the termination date. In such case, Mr. McInerney will also be entitled to an additional six months of health benefits continuation or payment of COBRA health insurance premiums and immediate vesting of all outstanding unvested equity awards.

Additionally, when the Employment Agreement becomes effective, Mr. McInerney will be granted a long term incentive equity award under Primo’s 2010 Omnibus Long-Term Incentive Plan in the form of a stock option to purchase 50,000 shares of Primo common stock, which will vest in four equal annual installments.

The material terms of the Employment Agreement were negotiated after Primo and Glacier agreed in principle on the aggregate Merger consideration payable to Glacier equityholders in connection with the Merger.

A copy of the Employment Agreement is attached to this consent solicitation statement/prospectus as Appendix D and is filed as Exhibit 10.4 to the registration statement of which this consent solicitation statement/prospectus forms a part, and is hereby incorporated herein by reference. The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Employment Agreement.

Accounting Treatment

Primo and Glacier prepare their financial statements in accordance with GAAP. The Merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Primo considered as the accounting acquirer and Glacier as the accounting acquiree. Accordingly, consideration to be given by Primo to complete the Merger with Glacier will be allocated to assets and liabilities of Glacier based on their estimated fair values as of the completion date of the Merger, with any excess Merger consideration being recorded as goodwill.

Listing of Primo Common Stock

Primo intends to submit a supplemental listing application to list on the Nasdaq Global Market the shares of Primo common stock and the shares of Primo common stock underlying the warrants that Primo will issue in the Merger as part of the Merger consideration. Primo’s use of reasonable efforts to submit such supplemental listing application is a condition to completion of the Merger. The warrants to purchase shares of Primo common stock will not be listed on the Nasdaq Global Market or any other exchange.

Appraisal Rights

If the Merger is completed, Glacier stockholders who do not consent to the adoption of the Merger Agreement and who properly demand appraisal of their shares and who do not withdraw such demand or lose their right to appraisal will be entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Glacier stockholders wishing to exercise the right to seek an appraisal of their shares of Glacier common stock must fully comply with Section 262 of the DGCL, which means doing, among other things, ALL of the following:

•	the stockholder must not consent to the Merger;

•

the stockholder must deliver to Glacier a written demand for appraisal of the stockholder's shares with 20 days of the date of mailing of this consent solicitation statement/prospectus, which constitutes Glacier’s notice to stockholders that appraisal rights are available in connection with the Merger;

•

the stockholder must continuously hold the shares of Glacier common stock from the date of making the demand through the effective time of the Merger (a stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time); and

•

the stockholder or the surviving corporation must file a petition in the Court of Chancery of the State of Delaware requesting a determination of the fair value of the shares within 120 days after the effective time of the Merger. The surviving corporation is under no obligation to file any petition and has no present intention of doing so.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this consent solicitation statement/prospectus as Appendix F and incorporated herein by reference. The following summary does not constitute any legal or other advice and does not constitute a recommendation that stockholders exercise their appraisal rights under Section 262 of the DGCL. Under Section 262, where a merger is approved pursuant to Section 228 of the DGCL, such as the Merger then, either a constituent corporation before the effective date of the merger, or the surviving corporation in the Merger within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262.

Filing Written Demand

Only a holder of record of shares of Glacier common stock issued and outstanding immediately prior to the effectiveness of the Merger (the “Effective Time”) will be entitled to assert appraisal rights for the shares of Glacier common stock registered in that holder's name. A demand for appraisal in respect of shares of Glacier common stock issued and outstanding immediately prior to the Effective Time should be executed by or on behalf of the holder of record, fully and correctly, as his, her or its name appears on his, her or its stock certificates, and must state that such person intends thereby to demand appraisal of his, her or its shares of Glacier common stock issued and outstanding immediately prior to the Effective Time in connection with the Merger. If the shares of Glacier common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares of Glacier common stock are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for such owner or owners. A record holder, such as a broker who holds shares of Glacier common stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Glacier common stock issued and outstanding immediately prior to the Effective Time held for one or more beneficial owners while not exercising such rights with respect to the shares of Glacier common stock held for other beneficial owners; in such case, however, the written demand should set forth the number of shares of Glacier common stock issued and outstanding immediately prior to the Effective Time as to which appraisal is sought and where no number of shares of Glacier common stock is expressly mentioned the demand will be presumed to cover all shares of Glacier common stock which are held in the name of the record owner. Stockholders who hold their shares of Glacier common stock in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

As required by Section 262, a demand for appraisal must reasonably inform Glacier of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder's intention to seek appraisal of such shares.

GLACIER STOCKHOLDERS WHO HOLD THEIR SHARES IN BROKERAGE OR BANK ACCOUNTS OR OTHER NOMINEES AND WHO WISH TO EXERCISE APPRAISAL RIGHTS SHOULD CONSIDER CONSULTING WITH THEIR BANK, BROKER OR OTHER NOMINEES, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKER OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKER OR OTHER NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT APPRAISAL RIGHTS.

All written demands for appraisal pursuant to Section 262 of the DGCL should be mailed or delivered to Glacier at the following address by December 25, 2016:

Glacier Water Services, Inc.

1385 Park Center Drive

Vista, California 92081

Any holder of shares of Glacier common stock who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the Merger consideration by delivering to Glacier a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the Merger will require written approval of the surviving corporation. No appraisal proceeding in the Court of Chancery of the State of Delaware will be dismissed without the approval of such court and such approval may be conditioned upon such terms as the court deems just.

Notice by the Surviving Corporation

Within ten days after the effective time of the Merger, the surviving corporation will notify each holder of shares of Glacier common stock who has made a written demand for appraisal pursuant to Section 262 of the DGCL and who has not consented in writing to the Merger the date that the Merger has become effective.

Filing a Petition for Appraisal

Within 120 days after the effective time of the Merger, but not thereafter, the surviving corporation or any holder of shares of Glacier common stock who has complied with the required conditions of Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery of the State of Delaware, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares held by all dissenting stockholders. A beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person may, in such person's own name file a petition for appraisal. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The surviving corporation is under no obligation, and has no present intention, to file such a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, any holders of shares of Glacier common stock who desire to have their shares appraised by the Court of Chancery should assume that they will be responsible for filing a petition for appraisal with the Court of Chancery in the manner prescribed in Section 262 of the DGCL. The failure of a holder of Glacier common stock to file such a petition for appraisal within the period specified in Section 262 of the DGCL will nullify the stockholder's previous written demand for appraisal.

Within 120 days after the effective time of the Merger, any holder of shares of Glacier common stock who has complied with the requirements for the exercise of appraisal rights, or a beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person, will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares having not consented to the Merger and with respect to which Glacier received demands for appraisal, and the aggregate number of holders of such shares. The surviving corporation must mail this statement to the requesting stockholder within ten days after receipt of the written request for such a statement or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is duly filed by a holder of shares of Glacier common stock and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within twenty days after such service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Court of Chancery of the State of Delaware is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded appraisal of their shares, and who hold stock represented by certificates, to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder.

Determination of Fair Value

After determining the holders of Glacier common stock entitled to appraisal, the Court of Chancery of the State of Delaware will appraise the “fair value” of the shares of common stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” Section 262of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Glacier stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined by the Court of Chancery of the State of Delaware could be more than, the same as or less than the consideration they would receive pursuant to the Merger if they did not seek appraisal of their shares and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a Merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. Although Glacier believes that the Merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery of the State of Delaware, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Merger consideration. Each of Glacier and Primo reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of a share of Glacier common stock is less than the Merger consideration.

Unless the Court of Chancery of the State of Delaware in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Glacier common stock as determined by the Court, and (2) interest theretofore accrued, unless paid at that time.

The costs of the appraisal proceedings (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery of the State of Delaware and taxed upon the parties as the Court of Chancery deems equitable under the circumstances. Upon application of a stockholder, the Court of Chancery may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all the shares entitled to be appraised.

If any Glacier stockholder who demands appraisal of his, her or its shares of Glacier’s common stock under Section 262 of the DGCL fails to perfect, or loses or successfully withdraws, such holder's right to appraisal, the stockholder's shares of common stock will be deemed to have been converted at the effective time of the Merger into the right to receive the Merger consideration.

From and after the effective time of the Merger, no Glacier stockholder who has demanded appraisal rights in compliance with Section 262 of the DGCL will be entitled to vote such shares of Glacier common stock for any purpose or to receive payment of dividends or other distributions on the stock, except dividends or other distributions on the holder’s shares of Glacier common stock, if any, payable to Glacier stockholders of record at a time prior to the effective time of the Merger.

Restrictions on Sales of Shares of Primo Common Stock Received in the Merger

Except to the extent shares of Primo common stock are held in escrow, as described in the section titled “The Merger Agreement—Escrow” beginning on page 71, or are held by a Principal Stockholder and subject to a lock-up agreement, as described in the section titled “Lock-up Agreements” beginning on page 91, the shares of Primo common stock and warrants to purchase shares of Primo common stock to be issued in connection with the Merger will be freely transferable under the Securities Act, and the rules and regulations promulgated thereunder, and the Exchange Act, except for shares held by any stockholder who may be deemed to be an “affiliate” of Primo for purposes of Rule 144 under the Securities Act. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control with Primo and may include the executive officers, directors and significant stockholders of Primo. This consent solicitation statement/prospectus does not cover resales of Primo common stock received by any person upon completion of the Merger, and no person is authorized to make use of this consent solicitation statement/prospectus in connection with any such resale.

Material U.S. Federal Income Tax Consequences of the Merger

The following is a summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below) of Glacier common stock. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, and related administrative and judicial interpretations, each as in effect as of the date hereof, all of which may change, possibly with retroactive effect. No assurance can be given that future legislation, administrative rulings, or court decisions will not modify the conclusions set forth in this summary. No ruling from the Internal Revenue Service or any similar state or local authority with respect to any of the tax consequences of the Merger will be sought. This summary only addresses U.S. Holders (as defined below) of shares of Glacier common stock that hold their shares as a “capital asset” within the meaning of Section 1221 of the Code. It does not address all of the tax consequences that may be relevant to particular holders in light of their personal circumstances, or to other types of holders, including, without limitation:

●	banks, insurance companies or other financial institutions;

●	mutual funds;

●	broker-dealers;

●	traders;

●	U.S. expatriates;

●	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

●	tax-exempt organizations or governmental organizations;

●	tax-qualified retirement plans;

●	real estate investment trusts and regulated investment companies;

●	“S corporations,” partnerships or other entities or arrangements classified as partnerships for U.S. federal income tax purposes or other pass-through entities (and investors therein);

●	persons who are subject to alternative minimum tax;

●	persons who hold their shares of common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction or other integrated investment;

●	persons deemed to sell their shares of common stock under the constructive sale provisions of the Code;

●	persons who perfect appraisal rights;

●	persons that have a functional currency other than the United States dollar;

●	persons who acquired their shares of Glacier common stock upon the exercise of stock options or otherwise as compensation; or

●	persons who are not U.S. Holders (as defined below).

In addition, this discussion does not address U.S. federal estate, gift or other non-income tax, or any state, local or non-U.S. tax consequences of the Merger.

THIS DISCUSSION IS NOT TAX ADVICE. ALL GLACIER EQUITYHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAW OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION OR ANY APPLICABLE INCOME TAX TREATY.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Glacier common stock who is:

●	an individual who is a citizen or individual resident of the United States;

●

a corporation or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision of the United States (including the District of Columbia);

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust which (a) is subject to the primary supervision of a U.S. court and one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) are authorized to control all substantial decisions of the trust, or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

If a partnership or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of Glacier common stock, the U.S. federal income tax consequences of the Merger of a partner in the partnership (or the owner of such entity) will generally depend upon the status of the partner and the activities of the partnership (or entity). If you are a partner of a partnership holding shares of Glacier common stock, you should consult your tax advisor regarding the tax consequences of the Merger.

Effect of the Merger

The receipt of the Merger consideration (which includes any cash received in lieu of fractional shares of Primo common stock) in exchange for shares of Glacier common stock pursuant to the Merger is expected to be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives the Merger consideration in exchange for shares of Glacier common stock pursuant to the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (i) the sum of cash received and the fair market value (at the effective time of the Merger) of the shares of Primo common stock (including the Primo common stock held in the Escrow) and the warrants to purchase shares of Primo common stock received and (ii) the holder’s adjusted tax basis in the shares of Glacier common stock exchanged for the Merger consideration. A U.S. Holder’s adjusted tax basis in the shares of Glacier common stock generally will equal such holder’s purchase price for his, her or its shares of Glacier common stock, as adjusted to take into account stock dividends, stock splits, or similar transactions. If a holder acquired different blocks of shares of Glacier common stock at different times and different prices or by inheritance, such holder must determine its adjusted tax basis and holding period separately with respect to each block of shares of Glacier common stock. Each U.S. Holder is urged to consult its own tax advisor as to the determination of the amount realized and its adjusted tax basis in its particular circumstances.

Any gain or loss recognized would be long-term capital gain or loss if the U.S. Holder has held such share for more than one year at the effective time of Merger. Long-term capital gains of certain non-corporate taxpayers generally are taxed at reduced rates under current law, but may be subject to the additional Medicare contribution tax on net investment income. Capital gains of corporate stockholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of capital losses is subject to limitations.

Although distributions from Escrow are to be received after the close of the taxable year in which the Merger occurs, because Glacier common stock is traded on an over-the-counter market, U.S. Holders may not be eligible to report gain realized from the sale of Glacier shares under the installment method. Each U.S. Holder should consult its own tax advisor as to its eligibility to report gain from the sale of its Glacier common stock under the installment method.

The above tax consequences generally will not apply to the cash, Primo common stock and warrants to purchase shares of Primo common stock received upon the cancellation or termination of Glacier stock options. In general, the income recognized pursuant to the cancellation or termination of options in the Merger will be compensation income taxable at the ordinary income tax rate rather than the capital gain tax rate. Holders of Glacier stock options should consult their own tax advisors as to the tax consequences of the cancellation or termination of options pursuant to the Merger.

A U.S. Holder’s tax basis in Primo common stock and the warrants to purchase shares of Primo common stock received in the Merger will equal the fair market value of such common stock and warrants, respectively, as of the effective time of the Merger. The holding period of the shares of Primo common stock and warrants to purchase shares of Primo common stock received in the Merger will begin on the day after the Merger.

Information Reporting and Backup Withholding

Payments made to a U.S. Holder in exchange for shares of Glacier common stock pursuant to the Merger may be subject to information reporting and may be subject to backup withholding. To avoid backup withholding on such payments, U.S. Holders that do not otherwise establish an exemption should complete and return a properly executed IRS Form W-9, certifying that such holder is a U.S. person, the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) are not subject to backup withholding or information reporting rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

It is anticipated that each U.S. Holder will receive an amount of cash that is adequate to pay its U.S. federal income taxes payable by reason of its receipt of the Merger Consideration. Each Glacier stockholder, however, is urged to consult its tax advisors as to the tax consequences resulting from the Merger in its particular circumstances, including the applicability and effect of state, local and other tax laws and the effect of any proposed changes in the tax laws and whether the amount of cash it will receive is adequate to pay its federal, state, local or non-U.S. taxes payable by reason of its receipt of the Merger consideration.

THE MERGER AGREEMENT

The following section describes the material provisions of the Merger Agreement, which is attached as Appendix A to this consent solicitation statement/prospectus and which is incorporated by reference herein.

The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. Primo and Glacier encourage you to carefully read the Merger Agreement in its entirety before making any decisions regarding the Merger. The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement contains representations and warranties made by each party thereto solely for the benefit of the other parties thereto. These representations and warranties are not intended to provide you with factual information about Primo or Glacier. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by information in disclosure schedules provided by Glacier to Primo and by Primo to Glacier in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts, and may be subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders. In addition, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Primo or Glacier. Accordingly, you should not rely on the representations and warranties in the Merger Agreement (or the summaries contained herein) as characterizations of the actual state of facts about Primo or Glacier.

In any event, the representations and warranties and other provisions of the Merger Agreement and the description of them in this consent solicitation statement/prospectus should not be read alone, but instead should be read in conjunction with the other information included or incorporated by reference herein. See “Where You Can Find Additional Information” beginning on page 148 of this consent solicitation statement/prospectus.

The Merger

The board of directors of each of Primo and Glacier has unanimously approved the Merger Agreement, which provides for the acquisition of Glacier by Primo through the Merger. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger, Merger Sub will merge with and into Glacier, with Glacier continuing as the surviving corporation and a wholly-owned subsidiary of Primo.

Completion and Effectiveness of the Merger

The closing of the Merger will occur after all the conditions set forth in the Merger Agreement have been satisfied or waived, which conditions are described below under “The Merger Agreement – Conditions to Completion of the Merger.” The Merger Agreement provides that the Merger will be effective at the time set forth in the certificate of Merger, which will be filed contemporaneously with the closing.

Directors and Officers of the Surviving Corporation

Unless otherwise determined by Primo prior to the effective time of the Merger, the directors of Merger Sub in office immediately prior to effective time of the Merger, will serve as the directors of the surviving corporation from and after the effective time of the Merger in accordance with the bylaws of the surviving corporation, and the officers of Merger Sub in office immediately prior to the effective time of the Merger, shall serve as the officers of the surviving corporation in accordance with the bylaws of the surviving corporation.

Merger Consideration

Under the Merger Agreement, Primo will pay an aggregate purchase price equal to:

●	approximately $263.0 million, consisting of:

●	approximately $86.1 million in closing consideration payable to Glacier equityholders, which is allocated as follows, prior to the adjustments described below:

■	approximately $49,932,724 (or 58% of such closing consideration) payable in cash; and

■	approximately $36,158,180 (or 42% of such closing consideration) payable in shares of Primo common stock;

in each case, subject to adjustment to the extent Glacier issues additional shares, incurs certain transaction expenses or incurs additional debt in excess of its estimated indebtedness as of the date of the Merger Agreement other than debt under its credit agreement; and

●	approximately $177.0 million of net indebtedness and preferred interests being assumed ($81.0 million) and/or retired ($96.0 million) by Primo (the “Assumed Debt”),

●	warrants to purchase 2.0 million shares of Primo common stock at an exercise price equal to $11.88 per share of Primo common stock.

The exact cash consideration payable to each Glacier equityholder will be calculated by reducing $49,932,724 by the amounts of the Transaction Expense Exclusion, the Transaction Expenses and any Company Debt (other than Assumed Debt) which, in the aggregate, the parties estimate will equal approximately $5.6 million. In addition, the exact consideration payable to each Glacier equityholder in shares of Primo common stock will be calculated by adding to $36,158,180 the Transaction Expense Exclusion, which the parties estimate will equal approximately $1.65 million, and dividing such resulting amount by $11.88 and then further dividing the resulting amount by the number of shares of Fully-Diluted Company Stock outstanding immediately prior to the effective time of the Merger. The exact consideration payable to each Glacier equityholder in warrants will be calculated by dividing 2.0 million by the number of Fully-Diluted Company Stock outstanding immediately prior to the effective time of the Merger.

The warrants have an exercise price equal to $11.88 per share of Primo common stock. Approximately one-third of the warrants will vest six months following the Closing Date and an additional one-third will vest on each of nine months and one year following the Closing Date. The warrants will be exercisable until the fifth anniversary of the Closing Date.

Per Share Merger Consideration

The aggregate Merger consideration will be allocated among the Glacier equityholders.

At the effective time of the Merger, each share of Glacier common stock (other than any dissenting shares or any shares held by Glacier or any of its subsidiaries) issued and outstanding immediately before the effective time of the Merger will be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Amount. Assuming, among other things that, prior to the Closing of the Merger, Glacier (a) issues approximately 63,000 shares of Glacier common stock to certain Glacier employees in connection with bonus compensation, (b) Glacier incurs approximately $5.6 million in certain transaction expenses in connection with the Merger and (c) does not incur additional indebtedness after October 9, 2016 other than borrowings under its credit agreement, each share of Glacier common stock would be converted into the right to receive approximately:

●	$12.17 in cash;

●	0.87 of a share of Primo common stock; and

●	a warrant to purchase 0.54 of a share of Primo common stock.

With respect to the foregoing assumptions, Glacier expects such $5.6 million of transaction expenses to include: (i) approximately $2.5 million payable to Glacier’s financial advisor, (ii) approximately $2.3 million payable as cash bonus compensation to certain Glacier employees, including certain executive officers of Glacier as more fully described in “The Merger—Interests of Glacier Directors and Executive Officers in the Merger” beginning on page 58, (iii) approximately $0.7 million payable to Glacier’s legal and accounting advisors, and (iv) up to approximately $0.1 million payable with respect to other transaction expenses. While the Merger Agreement does not expressly limit the amount of such transaction expenses, Glacier does not expect its actual transaction expenses to vary materially from the foregoing assumptions. In addition, since October 9, 2016, Glacier has not incurred any additional indebtedness other than under its credit agreement, and Glacier does not expect to incur any additional indebtedness prior to the closing of the Merger that would reduce the consideration payable to the Glacier equityholders. The Merger Agreement limits Glacier’s ability to incur additional indebtedness other than under its existing credit agreement. The Merger consideration shall be payable upon the surrender of the certificate representing such share of Glacier common stock or an affidavit with respect thereto.  All shares so converted will no longer be outstanding and will automatically be canceled and retired and will cease to exist. In addition, receipt of the shares of Primo common stock in connection with the Merger is subject to the escrow provisions described below in the section titled “The Merger Agreement—Escrow” beginning on page 71 of this consent solicitation statement/prospectus.

Treatment of Glacier Stock Options and the Minority LLC Common Units

At the effective time of the Merger, each outstanding Glacier stock option will be canceled and each holder of Glacier stock options will receive, in exchange for such options, upon receipt by Primo of a duly signed option cancellation agreement and subject to amounts deposited into escrow pursuant to the Merger Agreement and applicable withholding, consideration based on the difference between the value of the Per Share Merger Consideration, excluding the Per Share Warrant Amount, and the per share exercise price of such Glacier stock option, which difference is referred to as the “Option Value.”

The Option Value will be allocated by treating a holder of Glacier stock options as if the holder owns a number of shares of Glacier common stock determined by multiplying (x) the number of shares of Glacier common stock subject to such option by (y) the quotient obtained by dividing such Option Value by the value of the Per Share Merger Consideration, with the number of shares of Glacier common stock resulting from this allocation referred to as “Option Allocated Shares.” Each Option Allocated Share will be converted into the right to receive the Per Share Merger Consideration, as if such Option Allocated Share were a share of Glacier common stock. As of the effective time of the Merger, the Glacier option holders will cease to have any further right or entitlement to acquire any Glacier stock or any shares of capital stock of Primo or the surviving corporation under the cancelled or terminated stock options.

After the cancellation or termination of the Glacier stock options, the Glacier option holders will, as of the effective time of the Merger, cease to have any further right or entitlement to acquire any Glacier stock or any shares of capital stock of Primo or the surviving corporation under the cancelled or terminated stock options. Primo will direct the exchange agent to withhold from such payments all withholding taxes related to the amount received by such option holders.

At the effective time of the Merger, Primo will deliver to Glacier Water Holdings, LLC, consideration that such entity would be entitled to receive if each minority LLC common unit were instead one share of Glacier common stock, subject to amounts deposited into escrow pursuant to the Merger Agreement, and Glacier will cause Glacier Water Holdings, LLC to assign to Glacier all of its right, title and interest in and to the minority LLC common units and for such units to be cancelled and terminated in accordance with the organizational documents of GW Services, LLC.

Escrow

To secure the indemnification obligations of Glacier's equityholders under the Merger Agreement, Primo will withhold from such Glacier equityholders (on a pro rata basis according to their respective interests therein) and deliver to the escrow agent, 71% of the stock consideration payable to each such Glacier equityholder, to be held and distributed by the escrow agent pursuant to the terms of the Merger Agreement and the escrow agreement. Such indemnification obligations are customary and relate to breaches, violations or non-fulfillment of covenants and agreements and breaches of or inaccuracies in representations and warranties in the Merger Agreement.

The indemnification obligations of the Glacier equityholders in favor of Primo, the post-closing surviving corporation and their affiliates with respect to breaches of covenants or agreements and breaches of or inaccuracies in representations or warranties will be satisfied solely by recovery of shares of Primo common stock from the escrow fund. See the section titled “The Merger Agreement—Survival and Indemnification” beginning on page 83 of this consent solicitation statement/prospectus for further information related to such escrow arrangements.

David Shladovsky, as stockholder representative (or his duly appointed successor), will be appointed attorney-in-fact and authorized to act for and on behalf of any or all of the Glacier equityholders with respect to all matters arising in connection with the Merger Agreement and escrow agreement. The appointment as stockholder representative may be changed as provided in the escrow agreement. Each Glacier equityholder receiving Merger consideration acknowledges and agrees that such appointment is irrevocable and coupled with an interest.

Subject to any claims for indemnification, the escrow will be released to the stockholder representative, on behalf of and for distribution to the Glacier equityholders as follows: 25% of the escrow will be released on the date that is 6 months following the Closing Date, an additional 25% of the escrow will be released on the date that is 9 months following of the Closing Date and the remaining 50% of the escrow will be released on the “Final Escrow Release Date”, which means (i) if the Closing Date is on or prior to December 31, 2016, the date that is the first anniversary of the Closing Date or (ii) if the Closing Date is after December 31, 2016, the date that is 30 days following the completion of an independent audit of Primo and its subsidiaries on a consolidated basis following the Merger for the fiscal year ending December 31, 2017.

The stockholder representative will not be liable for any act done or omitted as stockholder representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. Each Glacier equityholder will jointly and severally indemnify, defend and hold harmless the stockholder representative, to the fullest extent permitted in law or equity, from and against any and all claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses, imposed on, sustained, suffered, incurred or paid without gross negligence or bad faith on the part of the stockholder representative and arising out of or in connection with the acceptance or administration of his duties.

Certain Other Effects of the Merger

At the closing, concurrent with the effective time of the Merger, the following additional events will occur:

●

the LLC common units of GW Services, LLC held by Glacier or any other subsidiaries of Glacier will remain outstanding at and immediately following the effective time of the Merger and without any consideration or other payment to Glacier or any other affiliate of Glacier therefor;

●

Glacier will cause its subsidiary GW Services, LLC to acquire all outstanding preferred interests of such subsidiary in consideration for the payment of 135% of the principal amount of such preferred interests (not to exceed $39.2 million) and any accrued but unpaid preferred return on such interests, and Primo will fund the acquisition of these interests;

●

Glacier will redeem its Series B Junior Subordinated Debentures in an aggregate principal amount of $12.5 million in accordance with their terms, and Primo will fund such redemption, and if any Series B Junior Subordinated Debentures have been converted prior to the closing into Trust Preferred Securities of Glacier Water Trust I, such Trust Preferred Securities will be repurchased at their principal amounts; and

●	Primo will, on behalf of GW Services, LLC, pay all amounts required to repay in full the indebtedness of GW Services, LLC under its Amended and Restated Credit Agreement with City National Bank.

Exchange Procedures for Shares of Glacier Common Stock

As soon as practicable after the effective time of the Merger, Primo will cause its transfer agent, Wells Fargo Shareowner Services, which will serve as its exchange agent, to distribute to the record holders of shares of Glacier common stock a form of letter of transmittal and instructions, each in substantially the form attached to the Merger Agreement. Upon surrender of a certificate or certificates representing any shares of Glacier common stock held of record by such holder to the exchange agent, together with a properly signed letter of transmittal and such other documents as may reasonably be required by the exchange agent, the exchange agent will deliver to the holder of such certificate or certificates in exchange, subject to the shares of Primo common stock deposited into escrow pursuant to the terms of the Merger Agreement and escrow agreement, (a) one or more shares of Primo common stock (which will be in uncertificated book-entry form unless a physical certificate is requested) such holder has the right to receive (subject to the escrow provisions), (b) a check for the portion of the cash consideration such holder has the right to receive and cash in lieu of any fractional shares of Primo common stock, and (c) warrants to purchase shares of Primo common stock representing the aggregate Per Share Warrant Amount that such holder has the right to receive. No interest will be paid or will accrue on any cash payable to such holder. Primo will be entitled to deduct and withhold from the aggregate Merger consideration otherwise payable to such holder such amounts as it is required to deduct and withhold with respect to the making required tax payments.

In the event that shares of Glacier common stock have been transferred, and such transfer has not been registered in Glacier’s books and records, the aggregate Merger consideration payable with respect to such shares of Glacier common stock will be paid to the holder of such shares of Glacier common stock if the certificate or certificates representing such shares of Glacier common stock is presented to the exchange agent, along with all documents required by the exchange agent (i) to evidence and effect such transfer on Glacier’s books and records and (ii) to evidence that any applicable transfer tax payments have been made.

No fractional shares of Primo common stock will be issued, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Primo with respect thereto. Each holder who would otherwise have been entitled to receive a fraction of a share of Primo common stock will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (a) such fraction of a share of Primo common stock multiplied by (b) $11.88. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the exchange agent will so notify Primo, and Primo will deposit such amount with the exchange agent and will cause the exchange agent to forward payments to such holders of fractional interests.

Lost, Stolen and Destroyed Certificates

If any certificate or certificates representing any Glacier stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate or certificates to be lost, stolen or destroyed and, indemnity against any claim that may be made against it with respect to such certificate or certificates, the exchange agent will deliver in exchange for such lost, stolen or destroyed certificate or certificates representing any such Glacier stock, the applicable Merger consideration with respect to the shares of Glacier stock, formerly represented thereby and any cash in lieu of fractional shares of Primo common stock deliverable in respect thereof, in each case, pursuant to the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Glacier to Primo and Merger Sub with respect to:

●	ownership of Glacier common stock and minority LLC common units;

●	organization, good standing, corporate power, authority and qualifications to do business;

●	capitalization and capital structure;

●	authorization to enter into the Merger Agreement and perform its obligations thereunder;

●	its subsidiaries and investments;

●	operation of Glacier’s business;

●

absence of any violation or breach of, conflict with or default under, any organizational documents, applicable laws or certain agreements, in each case, as a result of entering into the Merger Agreement and performing Glacier’s obligations thereunder;

●	approvals and consents required by Glacier to complete the Merger;

●	absence of certain litigation and other legal or threatened proceedings;

●	financial statements and title to assets;

●	condition and sufficiency of assets;

●	absence of undisclosed liabilities;

●	indebtedness and absence of default;

●	conduct of Glacier’s business since January 3, 2016 and the absence of changes that could reasonably be expected to have a material adverse effect;

●	ownership of, and leases for, real property;

●	compliance with applicable laws, including foreign corrupt practices laws, possession of necessary permits and elections under state takeover laws;

●	certain material contracts and absence of defaults under such contracts;

●	supplier and customer contracts and relationships;

●	intellectual property matters;

●	environmental matters;

●	absence of certain changes from January 3, 2016;

●	books and records and Glacier’s internal controls over financial reporting;

●	employee benefits and other employment and labor matters;

●	insurance;

●	brokers’ fees;

●	tax matters and tax returns;

●	data privacy matters;

●	full disclosure in Glacier’s representations and warranties and other statements in the Merger Agreement and its financial statements; and

●	product warranties.

The Merger Agreement contains representations and warranties made by Primo and Merger Sub to Glacier with respect to:

●	organization, good standing, corporate power, authority and qualifications to do business;

●	equity interests of Merger Sub;

●	the due authorization and valid issuance of the shares of Primo common stock to be issued in connection with the Merger;

●	authorization to enter into the Merger Agreement and perform their obligations thereunder;

●

absence of any violation or breach of, conflict with or default under, any organizational documents, applicable laws or certain agreements, in each case, as a result of entering into the Merger Agreement and performing their obligations thereunder;

●	approvals and consents required by Primo and Merger Sub to complete the Merger;

●	Primo’s SEC filings since January 1, 2014;

●	brokers’ fees;

●	absence of certain litigation and other legal or threatened proceedings;

●	absence of prior activities of Merger Sub;

●	debt financing matters;

●	conduct of Primo’s business since the date of Primo’s most recent report filed with the SEC and the absence of changes that could reasonably be expected to have a material adverse effect;

●	full disclosure of representations and warranties in the Merger Agreement and statements in Primo’s SEC filings since December 31, 2014; and

●	capitalization and capital structure.

Certain of these representations and warranties are subject to materiality or a “material adverse effect” standard. For purposes of the Merger Agreement, “material adverse effect” means, individually or in the aggregate, any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (a) the business, assets (tangible or intangible), liabilities, capitalization, condition (financial or other), or results of operations of, as the case may be, Primo or Glacier, (b) the ability of, as the case may be, Primo or Glacier to complete any of the transactions contemplated by the Merger Agreement or (c) the ability of Primo to operate the business of, as the case may be, Primo or Glacier immediately after the closing of the Merger.

Conduct of Business Before Completion of the Merger

Glacier has agreed, from the date of the Merger Agreement until the effective time of the Merger or, as the case may be, termination of the Merger Agreement in accordance with its terms, subject to certain exceptions and limitations, to:

●	conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted;

●

use all reasonable efforts consistent with past practice and policies to preserve its present business organization, retain its officers and employees and preserve its relationships with customers, suppliers and others who have business dealings with it, with the goal of preserving unimpaired its goodwill and ongoing business;

●	promptly notify Primo of any material event or occurrence not in the ordinary course of business or adversely affecting Glacier or its business; and

●	report periodically to Primo concerning the status of its business, operations and finances.

In addition, Glacier has agreed, from the date of the Merger Agreement until the effective time of the Merger or, as the case may be, termination of the Merger Agreement in accordance with its terms, that except as expressly required by the Merger Agreement, it will not, without the prior written consent of Primo:

●

enter into any commitment or transaction not in the ordinary course of business consistent with past practices or, in any event, which exceeds $25,000, individually, other than contracts entered into in the ordinary course of business with customers providing for services to less than 100 locations and renewals in the ordinary course of business with existing customers on terms no less favorable that the then-existing terms thereof;

●

enter into or amend any contract pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any of Glacier’s products, other than in the ordinary course of business consistent with past practice;

●	amend or otherwise modify in any material respect (or agree to do so), or violate the terms of, certain material contracts;

●	fail to maintain or preserve Glacier’s water vending equipment in the ordinary course of business;

●	settle or commence any litigation or any dispute resolution process (other than settlements involving solely financial remuneration less than or equal to $25,000);

●

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its stock, or split, combine or reclassify any of its stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its stock (or options, warrants or other rights exercisable therefor);

●

issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of its stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares of its stock or other convertible securities, provided, that Glacier may issue shares of its common stock to Glacier employees in respect to payment of a portion of the transaction bonuses payable to such employees and Glacier has agreed that it will not, without Primo's consent (which will not be unreasonably withheld), issue more than 69,400 shares for such purpose;

●	cause or permit any amendments to its organizational documents;

●

acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its business;

●

sell, lease, license, loan or otherwise dispose of any of its properties or assets other than in the ordinary course of business, consistent with past practices, and other than as set forth in the Merger Agreement;

●	transfer to any person any rights to Glacier’s proprietary assets;

●

incur any (a) liabilities for borrowed money or amounts owed in excess of $25,000 other than under the Glacier Credit Agreement, (b) guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in its balance sheet (or the notes thereto), or (c) lease payments (or obligations to make lease payments) in excess of $25,000 under leases required to be capitalized in accordance with GAAP;

●

grant any severance or termination fee in excess of $25,000 to be paid to any director, officer, employee or consultant, except payments made pursuant to standard written agreements outstanding on the date of and disclosed in the Merger Agreement;

●

except for travel and business expenses incurred in the ordinary course of business in accordance with past practices (provided that such advances do not exceed an aggregate of $25,000), adopt or amend any employee benefit plan, program, policy or arrangement, enter into any employment contract, extend any employment offer or loan, pay or agree to pay any special bonus or special remuneration to any director, employee or consultant, or increase the salaries or wage rates of any executive employees exceeding five percent (5%) in any given case or any non-executive employee exceeding ten percent (10%) in any given case, as applicable, except for any transaction bonuses;

●

revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable in excess of $15,000 in any one case or $30,000 in the aggregate;

●

pay, discharge or satisfy, in an amount in excess of $25,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as otherwise consented to in writing by Primo prior to the closing of the Merger;

●

make or change any material election in respect of taxes, adopt or change any accounting method in respect of taxes, enter into any closing agreement, settle any claim or assessment in respect of taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes;

●	enter into any strategic alliance, joint development or joint marketing agreement;

●

approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of Delaware General Corporation Law or any similar action or omission under any other applicable takeover statute;

●	fail to pay or otherwise satisfy its monetary obligations in the ordinary course of business consistent with past practice, except such as are being contested in good faith;

●	waive or commit to waive any rights with a value in excess of $25,000, in any one case;

●	cancel, materially amend or renew any insurance policy;

●	alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which it directly or indirectly holds any interest; or

●	commit to, or agree (in writing or otherwise) to take, any of the actions described above, or any action that would prevent it from performing or cause it not to perform its covenants under the Merger Agreement.

Exclusivity

Glacier has agreed to, and has agreed to cause its subsidiaries and its and their respective officers, directors and representatives to:

●

as of the execution of the Merger Agreement, immediately cease any discussions or negotiations with any persons with respect to or that could reasonably be expected to lead to an Acquisition Proposal; and

●	from the execution of the Merger Agreement until the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms, not:

●	initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or could reasonably be expected to lead to an Acquisition Proposal;

●

engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning Glacier or its subsidiaries to any person relating to, or that could reasonably be expected to lead to, an Acquisition Proposal;

●	otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

●	resolve to do any of the foregoing.

As used in the Merger Agreement, “Acquisition Proposal” means any proposal or offer (other than any proposal or offer made by Primo) with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Glacier or any purchase or sale of 20% or more of the consolidated assets of Glacier, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction).

At any time following the execution of the Merger Agreement and prior to the time that the requisite Glacier stockholder consent is obtained, subject to certain exceptions, limitations and conditions, if Glacier receives a bona fide written Acquisition Proposal, or an amendment or modification thereto, Glacier and its subsidiaries and their representatives may provide non-public information and data in response to a request and may engage or participate in discussions or negotiations, provided that (a) Glacier’s board of directors (or an authorized committee thereof) determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, and (b) Glacier’s board of directors (or an authorized committee thereof) determines in good faith (after consultation with outside legal counsel and a nationally-recognized financial advisor) that such Acquisition Proposal constitutes a Superior Proposal (as defined in the Merger Agreement).

Except as expressly permitted in the Merger Agreement, the board of directors of Glacier and each committee thereof has agreed to not:

●

withhold, withdraw, qualify or modify (or publicly propose to do so), in a manner adverse to Primo, its recommendation with respect to the Merger or approve, endorse or recommend (or resolve or publicly propose to do so), any Acquisition Proposal;

●

authorize, cause or permit Glacier or any of its subsidiaries to enter into any term sheet, agreement or other similar document, other than an acceptable confidentiality agreement, relating to or in connection with any Acquisition Proposal;

●	approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of the DGCL or any similar action or omission under any other applicable takeover statute; or

●

grant any waiver, amendment or release under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the board of directors of Glacier in accordance with the Merger Agreement.

At any time before the requisite Glacier stockholder consent is obtained, if Glacier’s board of directors receives a Superior Proposal and determines in good faith, after consultation with its outside counsel, that failure to take action in response to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law, and Glacier has not breached its obligations with respect to soliciting or entertaining alternative Acquisition Proposals, then Glacier may terminate the Merger Agreement provided that immediately prior to or substantially concurrently with such termination of the Merger Agreement, Glacier pays Primo the termination fee discussed in the section entitled “—Termination Fee” and, prior to such termination, the following requirements are met:

●

Glacier notifies Primo of its intent to terminate in writing at least five business days in advance, including the identity of the party making the Superior Proposal and the material terms of such proposal and, unless previously delivered to Primo, attaching the most current version of such agreement;

●

after providing such notice and prior to terminating the Merger Agreement with respect to such Superior Proposal, Glacier negotiates in good faith on an exclusive basis with Primo (to the extent that Primo desires to negotiate) during such five business day period to make such revisions to the terms of the Merger Agreement and the documents related to the financing of the transactions contemplated by the Merger Agreement and the retirement or refinancing of certain of Glacier’s debt as would permit Glacier’s board of directors not to terminate the Merger Agreement in response to such Superior Proposal; and

●

the board of directors has considered in good faith any changes to the Merger Agreement and such financing documents and has determined in good faith that such Superior Proposal would continue to constitute a Superior Proposal that is not subject to due diligence if such changes offered by Primo were given effect.

In the event that the Superior Proposal is thereafter modified by the party making such Superior Proposal, Glacier will provide written notice of such modified Superior Proposal to Primo and will again comply with the three bullets above and provide Primo with an additional notice prior to terminating the Merger Agreement with respect to such Superior Proposal (and shall do so for each subsequent modification).

Glacier Stockholder Approval

Adoption and approval of the Merger Agreement and the Merger require the approval of the holders of a majority of the outstanding shares of Glacier common stock.

Glacier directors Richard Kayne, Brian McInerney and Charles Norris have entered into voting agreements with Primo covering approximately 33.3% of the outstanding shares of Glacier common stock under which they have agreed to sign and return consents with respect to such shares of Glacier common stock adopting and approving the Merger Agreement and the Merger.

As of the Record Date, all directors and executive officers of Glacier as a group owned and were entitled to grant consents with respect to an additional 22.0% of the issued and outstanding shares of Glacier common stock on that date. Glacier currently expects that its directors and executive officers will sign and deliver consents in favor of the adoption and approval of the Merger Agreement and the Merger. If they do so, a total of at least 55.3% of the outstanding shares will have consented to the adoption and approval of the Merger Agreement and the Merger, and both will be approved.

Efforts to Complete the Merger

Subject to the terms and conditions of the Merger Agreement, Glacier and Primo have agreed to cooperate with each other and use, and cause their respective subsidiaries to use, their respective reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to complete and make effective the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and to obtain all necessary actions, non-actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable from any third party or governmental authority. Neither Primo nor any of its affiliates is obligated to agree to divest assets or businesses or to take or omit to take any action that would reasonably be expected to result in a material and adverse impact on Glacier and its subsidiaries, or on Primo and its subsidiaries.

Furthermore, each of Glacier and Primo has agreed to:

●

subject to applicable laws, give the right to review in advance and, to the extent practicable, consult with the other on and consider in good faith the view of the other in connection with, all non-confidential information that appears in any filing made with, or written materials submitted to, any third party or governmental authority in connection with the Merger and transactions contemplated by the Merger Agreement;

●	keep each other apprised of the status of matters relating to the completion of the transactions, including by promptly furnishing the other with copies of certain correspondence; and

●

not participate in any meeting with any governmental authority in respect of any filings, investigation or other inquiry with respect to the Merger and transactions contemplated by the Merger Agreement unless they consult with the other in advance and, to the extent permitted by the governmental authority, give the other the opportunity to attend and participate.

Glacier and Primo have agreed to use their respective reasonable efforts and take all action to be taken on their respective parts that is reasonably necessary to cause certain other transactions listed in the Merger Agreement to be effected concurrently with the Merger at the effective time.

In addition, Primo and Glacier have agreed to cooperate in the preparation of this registration statement, including using their respective reasonable efforts to cause it to be declared effective by the SEC as promptly as reasonably practicable after its filing. Following its effectiveness, Glacier has agreed, at its own expense if the Merger does not close, to promptly mail, or cause to be mailed, this consent solicitation statement/prospectus to its stockholders. Primo has agreed to use its reasonable efforts to file with the Nasdaq Stock Market LLC, promptly following the date of the Merger Agreement and to the extent needed, any notification forms required with respect to its common stock issuable in connection with the Merger or the transactions contemplated by the Merger Agreement and upon exercise of the warrants.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including, among others, those relating to:

●	confidentiality and restrictions on making public announcements regarding the Merger;

●	access by Primo and its representatives to certain information about Glacier during the period prior to the effective time of the Merger;

●	termination of Glacier’s 401(k) plan;

●	obligations with respect to certain tax matters;

●	obligations regarding the Primo board of directors; and

●	obligations regarding additional financial statements.

Conditions to Completion of the Merger

The obligations of each party to effect the Merger are conditioned upon satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

●	the other party will have performed, in all material respects, all agreements to be performed on or before the Closing Date;

●

no action or proceeding will have been instituted or threatened before a court or other government body or by any public authority, and no claim will have been asserted or threatened to be asserted, to restrain or prohibit any of the transactions contemplated by the Merger Agreement;

●

since the date of the Merger Agreement, no event, fact, change, condition, circumstance or other development will have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on the other party or its subsidiaries;

●	the escrow agreement will have been signed and delivered to the other party and, in the case of Primo, Wilmington Trust, N.A. will have been appointed and agreed to serve as the escrow agent;

●	the Certificate of Merger will have been signed and delivered; and

●

this registration statement will have become and been declared effective and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC or any other governmental authority.

In addition, the obligations of Primo and Merger Sub to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

●

the representations and warranties of Glacier will be true and correct in all material respects when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, provided that (a) if the conditions to Primo’s and Merger Sub’s obligations to close are satisfied or waived, or upon an immediate closing would be satisfied as of such closing, and (b) any fact or circumstance has occurred after the date of the Merger Agreement such that the representations and warranties of Glacier will not be true and correct in all material respects, then Glacier will give Primo notice and, for a period of five business days thereafter, Glacier and Primo will negotiate in good faith to determine whether or not Glacier and Primo are able to mutually agree to an appropriate adjustment to the terms of the Merger Agreement, including a reduction in the Merger consideration, and provided further that if at the end of such five business day period, Glacier and Primo are unable to agree to an appropriate adjustment, then this condition will be treated as unsatisfied and Primo will be entitled to terminate the Merger Agreement pursuant to its terms;

●

Glacier will have delivered to Primo (a) a certified copy of Glacier’s certificate of incorporation, including all amendments thereto, (b) a certificate of good standing, (c) a certified copy of the bylaws of Glacier, and (d) a certified copy of the resolutions adopted by the board of directors of Glacier authorizing the execution and delivery by Glacier of the Merger Agreement and the other transaction documents and Glacier’s performance of its obligations thereunder;

●	all governmental authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by the Merger Agreement will have been received;

●

all third party (other than any governmental authorities) consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by the Merger Agreement will have been received, if the failure to obtain the same could reasonably be expected to have a material adverse effect on Glacier;

●

the Merger, the Merger Agreement and the certificate of Merger will have been approved and adopted by holders of a least a majority of the outstanding shares of Glacier’s common stock, and Glacier will have delivered to Primo the stockholder consents to such effect;

●

at the effective time of the Merger, the holders of not more than 5% of Glacier’s stock will have demanded or otherwise purported to exercise their respective dissenters’ rights, if any, pursuant to the DGCL with respect to any shares of Glacier stock;

●	Primo will have received a written resignation, satisfactory in form and substance to Primo, from each officer and director of Glacier requested by Primo to resign on or prior to the Closing Date;

●	all indebtedness, if any, other than travel and similar advances outstanding in the ordinary course of business, of Glacier employees to Glacier will have been repaid in full;

●

Glacier will have delivered to Primo at least three business days prior, payoff letters, in form and substance satisfactory to Primo, with respect to indebtedness and other obligations described in the Merger Agreement;

●	Glacier will have delivered to Primo a certificate issued in accordance with Treasury Regulation Section 1.1445-2(c) and in a form and substance satisfactory to Primo; and

●	the Principal Stockholders will have signed and delivered to Primo a lock-up agreement and each such agreement will be in full force and effect.

In addition, the obligations of Glacier to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

●

the representations and warranties of Primo and Merger Sub will be true and correct in all material respects when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date;

●

Primo will have delivered to Glacier (a) a certified copy of Primo’s certificate of incorporation, including all amendments thereto, (b) a certificate of good standing, (c) a certified copy of the bylaws of Primo, and (d) a certified copy of the resolutions adopted by the board of directors of Primo authorizing the execution and delivery by Primo of the Merger Agreement and the other transaction documents and Primo’s performance of its obligations thereunder;

●

Merger Sub will have delivered to Glacier (a) a certified copy of Merger Sub’s certificate of incorporation, including all amendments thereto, (b) a certificate of good standing, (c) a certified copy of the bylaws of Merger Sub, and (d) a certified copy of the resolutions adopted by the board of directors of Merger Sub authorizing the execution and delivery by Merger Sub of the Merger Agreement and the other transaction documents and Merger Sub’s performance of its obligations thereunder; and

●	all governmental authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by the Merger Agreement will have been received.

Survival and Indemnification

The representations, warranties and covenants of the parties contained in the Merger Agreement shall survive the completion of the Merger and shall continue in full force and effect until the entirety of the escrow fund is required to have been distributed (provided that certain representations and the covenants contained in the Merger Agreement will survive for their applicable statute of limitations plus a period of 90 days thereafter). Nothing in the Merger Agreement will limit any indemnification claims for fraud, intentional misrepresentation or willful misconduct.

The Merger Agreement contains customary indemnification obligations by the Glacier equityholders in favor of Primo, the post-closing surviving corporation and their affiliates with respect to breaches, violations or non-fulfillments of covenants or agreements and breaches of or inaccuracies in representations or warranties. The parties will not be subject to any indemnification obligation unless and until, and only to the extent, that the aggregate of all losses subject to their indemnification exceeds $500,000 in the aggregate, provided that nothing in the Merger Agreement will limit any remedy for (a) the breach of any covenant or agreement in the Merger Agreement or (b) fraud, intentional misrepresentation or willful misconduct.

The escrow fund will be the sole and exclusive source of satisfaction of any claim made by Primo, the post-closing surviving corporation and their respective affiliates. Nothing prohibits Primo from seeking and obtaining recourse against the Glacier equityholders, or any of them, in the event and to the extent that there is a misallocation in the distribution of the Merger consideration among the Glacier equityholders.

The aggregate amount to be paid by Primo to the Glacier equityholders will not exceed an amount equivalent to the product of (a) the number of shares of Primo common stock then in the escrow fund and (b) $11.88.

Termination of the Merger Agreement

The Merger Agreement may be terminated prior to the closing of the Merger only as follows:

●	by mutual written consent;

●	by either Primo or Glacier upon written notice to the other party if:

●

the completion of the Merger will not have occurred by June 30, 2017, provided that no party whose action or failure to act, or whose affiliate’s action or failure to act, will have been a principal cause of or resulted in the failure of the Merger to occur on or before such date may terminate the agreement in such manner;

●

the other party will have breached in any material respect any representation, warranty, covenant or agreement contained in the Merger Agreement and, if curable, failed to cure the same within ten days after written notice; or

●

any court or other governmental instrumentality of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement;

●	by Primo:

●	by written notice to Glacier if the requisite Glacier stockholder consent is not delivered promptly when due in accordance with the Merger Agreement; or

●	by written notice to Glacier if:

●

the board of directors of Glacier fails to make the Company Recommendation or makes a Change of Recommendation, or approves, recommends or endorses an Acquisition Proposal (or in the case of a tender or exchange offer, fails to recommend rejection within ten business days) or resolves or publicly proposes to do the foregoing;

●	Glacier fails to publicly reaffirm the Company Recommendation upon written request of Primo within ten business days of such request;

●	prior to the time the requisite Glacier stockholder approval is obtained, Glacier provides Primo with notice of intent to terminate the Merger Agreement or effect a Change of Recommendation; or

●	Glacier fails or is deemed to have failed to comply with its non-solicitation and certain other obligations under the Merger Agreement; and

●	by Glacier:

●	by written notice to Primo if at any time prior to obtaining the requisite stockholder consent:

●

the board of directors of Glacier authorizes Glacier, subject to compliance with the terms of the Merger Agreement, to enter into definitive transaction documentation providing for a Superior Proposal;

●	substantially concurrently with the termination of the Merger Agreement, Glacier enters into an alternative acquisition agreement with respect to such Superior Proposal;

●

immediately prior to or substantially concurrently with, and as a condition to, such termination, Glacier pays to Primo any fees required pursuant to the Merger Agreement (including the termination fee described in the section titled “Termination Fees”); and

●	Glacier has not breached, and is not deemed to have breached, its non-solicitation and certain other obligations under the Merger Agreement; or

●

if the conditions to closing are satisfied or waived (or, (a) upon an immediate closing, would be satisfied as of such closing or (b) for any other closing, would be satisfied had Primo not willfully failed to cause such conditions to be met in order to avoid the payment of the termination fee (described below)), and Primo has not, within five business days after the date on which all such conditions will have been satisfied or waived, have deposited or caused to be deposited with the exchange agent at or prior to the closing the Merger consideration in accordance with the terms of the Merger Agreement (provided that if such failure to deposit the Merger consideration is caused by or otherwise related to Primo’s failure to receive the proceeds of the financing, then Glacier may terminate the Merger Agreement in such manner only if Primo has not obtained alternative financing within 90 days after the date on which all such conditions have been satisfied or waived).

Effect of Termination

If the Merger Agreement is terminated as described in the section titled “Termination of the Merger Agreement” above, the Merger Agreement will become void and of no effect, except that:

●	no such termination will relive a party of any liability to pay the termination fee (described in the section titled “Termination Fee”);

●	no such termination will relive a party of liability for any willful breach of the Merger Agreement prior to termination; and

●	the indemnification and reimbursement provisions in the Merger Agreement and the confidentiality agreement will survive termination.

Termination Fees

Glacier will be obligated to pay Primo a termination fee of $7.5 million in the event that the Merger Agreement is terminated:

●

by Primo because (i) of Glacier’s willful breach in any material respect of any representation, warranty, covenant or agreement contained in the Merger Agreement and, if curable, Glacier fails to cure the same after 10 days written notice; (ii) any person has made a bona fide Acquisition Proposal prior to such termination; and (iii) within 12 months after such termination, Glacier enters into an agreement with respect to any Acquisition Proposal or completed any Acquisition Proposal, provided that for purposes of the foregoing, references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”;

●	by Primo because the requisite Glacier stockholder consent is not delivered when due;

●	by Glacier because prior to the time the requisite Glacier stockholder consent is obtained Glacier enters into an Alternative Acquisition Agreement with respect to a Superior Proposal; or

●

by Primo because Glacier takes certain actions with respect to a Company Recommendation or a Change of Recommendation or fails to comply with its non-solicitation and certain other obligations under the Merger Agreement.

Primo will be obligated to pay Glacier a termination fee of $7.5 million in the event that Glacier terminates the Merger Agreement because the conditions to its completion of the Merger have been satisfied or waived and Primo has not, within five business days after all such conditions will have been satisfied or waived, deposited with the exchange agent at or prior to the closing the Merger consideration (provided that if such failure is caused by or otherwise related to Primo’s failure to receive the proceeds of the financing, then Glacier may terminate the Merger Agreement only if Primo has not obtained alternative financing within 90 days after the date on which all such conditions have been satisfied or waived).

In addition, in the event of termination of the Merger Agreement in certain instances, Primo or its designee shall be entitled to the amount of all out-of-pocket expenses, including all reasonable fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates, actually incurred by Primo or any of its affiliates or any other party on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of the Merger Agreement to the extent not previously paid.

Miscellaneous

Specific Performance

The parties are entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties has agreed that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (a) the other party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the agreement will not be required to provide any bond or other security in connection with any such order or injunction.

Amendment; Extension and Waiver

The Merger Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions cannot be waived, except pursuant to an instrument in writing signed by Primo and Glacier or, in the case of a waiver, by the party waiving compliance.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware, without regard to the choice of law principles thereof. Each of the parties has irrevocably submitted to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to the Merger Agreement, except for any action or proceeding brought against any financing sources relating to or arising out of the transactions contemplated by the Merger Agreement or the financing for the Merger, which will be subject to the exclusive jurisdiction of the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

THE WARRANT AGREEMENT

The following section describes the material provisions of the warrant agreement, a copy of which is attached to this consent solicitation statement/prospectus as Appendix B and is filed as Exhibit 4.1 to the registration statement of which this consent solicitation statement/prospectus forms a part, and is incorporated herein by reference, and the warrants to purchase shares of Primo common stock that will be issued as part of the Merger consideration to Glacier equityholders in connection with the closing of the Merger (see “The Merger Agreement—Effect of the Merger; Merger Consideration”).

The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the warrant agreement. This summary does not purport to be complete and may not contain all of the information about the warrant agreement that is important to you. Primo and Glacier encourage you to carefully read the warrant agreement in its entirety before making any decisions regarding the Merger. The warrant agreement and this summary of its terms have been included to provide you with information regarding the terms of the warrant agreement and the issuance of the warrants thereunder.

The warrant agreement will be entered into at or prior to the effective time of the Merger. The warrant agreement will govern the terms of the warrants to purchase 2.0 million shares of Primo common stock exercisable at a price of $11.88 per share of Primo common stock that are to be issued in the Merger. The warrant agreement provides that the warrants will be exercisable by the applicable holder at any time from time to time until 5:00 p.m., Eastern Standard Time, on the five year anniversary of the date of the warrant agreement. The warrants will become exercisable as follows: (a) on the date that is 180 days following the date of the warrant agreement, up to 33% of the warrants may be exercised; (b) on the date that is 270 days following the date of the warrant agreement, up to an additional 33% of the warrants may be exercised; and (iii) on the date that is 365 days following the date of the warrant agreement, up to an additional 34% of the warrants may be exercised, such that, on the date that is 365 days following the date of the warrant agreement, 100% of the warrants may be exercised. Payment of the exercise price for warrant shares purchased may be made, at the option of the applicable holder, either (a) certified check payable to the warrant agent or (b) by delivering a written direction to the warrant agent that such holder desires to exercise the warrants pursuant to by a “cashless exercise,” in which case the holder will receive a number of warrant shares that is equal to the aggregate number of warrant shares for which the warrants are being exercised less the number of warrant shares that have an aggregate market price on the trading day on which such warrants are exercised that is equal to the aggregate exercise price for such warrant shares.

Primo has agreed that it has reserved, and will at all times through the warrants’ expiration date reserve, a sufficient number of authorized but unissued shares of Primo’s common stock, solely for the purpose of the issuance of warrant shares in accordance with the terms of the warrant agreement. In addition, Primo has agreed to register or cause to be registered any and all warrant shares and all the warrants under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and to maintain such registration. The exercise price for the warrants is subject to adjustment in the event that Primo (a) declares and pays a dividend or makes a distribution on its common stock in shares of common stock, (b) subdivides or reclassifies the outstanding shares of its common stock into a greater number of shares, or (c) combines or reclassifies the outstanding shares of its common stock into a smaller number of shares. In such circumstances, the exercise number at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying the exercise number effective immediately prior to such event by a fraction (a) the numerator of which shall be the total number of outstanding shares of common stock immediately after such event and (b) the denominator of which shall be the total number of outstanding shares of common stock immediately prior to such event. In such event, the exercise price per share of Primo common stock in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying such exercise price by a fraction (i) the numerator of which shall be the exercise number immediately prior to such adjustment and (ii) the denominator of which shall be the new exercise number determined pursuant to the immediately preceding sentence.

The warrant agreement appoints Wells Fargo Bank, N.A. as warrant agent to act as agent for Primo with respect to the warrants and in accordance with the provisions of the warrant agreement. The warrant agent will act solely as agent, and its duties shall be determined solely by the provisions of the warrant agreement. The warrant agent will not be liable for anything that it may do or refrain from doing in connection with the warrant agreement, except for its own willful misconduct or gross negligence.

THE VOTING AGREEMENTS

The following section describes the material provisions of the voting agreements, each of which is attached as Appendix C to this consent solicitation statement/prospectus and each of which is incorporated by reference herein.

The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the voting agreements. This summary does not purport to be complete and may not contain all of the information about the voting agreements that is important to you. Primo and Glacier encourage you to carefully read the voting agreements in their entirety before making any decisions regarding the Merger. The voting agreements and this summary of their terms have been included to provide you with information regarding the terms of the voting agreements.

Concurrently with the execution of the Merger Agreement, Primo entered into voting agreements with each of Richard Kayne, Brian McInerney and Charles Norris, who currently serve as directors of Glacier, with respect to a portion of the outstanding shares of Glacier common stock held by them totaling approximately 33.3% of all currently outstanding shares of Glacier common stock. Pursuant to the terms of the voting agreements, each of Mr. Kayne, Mr. McInerney and Mr. Norris agreed, among other things, to deliver consents with respect to the shares covered by the voting agreements in favor of adoption and approval of the Merger Agreement and the Merger, and against any Acquisition Proposal or other action that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger.

During the term of the voting agreements, Mr. Kayne, Mr. McInerney and Mr. Norris are prohibited from transferring the shares that are subject to the voting agreements. The voting agreements automatically terminate on the earliest of: (a) the effective time of the Merger; (b) the valid termination of the Merger Agreement in accordance with its terms, other than in the circumstances set forth in clause (c) below; (c) six months following the valid termination of the Merger Agreement in accordance with its terms in circumstances in which a termination fee is payable by Glacier; and (d) any amendment by the parties to the Merger Agreement that reduces the amount of consideration payable by Primo, without the prior written consent of Mr. Kayne, Mr. McInerney and Mr. Norris.

LOCK-UP AGREEMENTS

The following section describes the material provisions of the lock-up agreements to be entered into at the closing of the Merger with each Principal Stockholder, the form of which is attached as Appendix E to this consent solicitation statement/prospectus and which is incorporated by reference herein.

The description in this section and elsewhere in this consent solicitation statement/prospectus is qualified in its entirety by reference to the form of the lock-up agreement. This summary does not purport to be complete and may not contain all of the information about the lock-up agreements that is important to you. Primo and Glacier encourage you to carefully read the form of the lock-up agreement in its entirety before making any decisions regarding the Merger. The form of lock-up agreement and this summary of its terms have been included to provide you with information regarding the terms of the lock-up agreements.

The lock-up agreements provide that Principal Stockholders receiving shares of Primo common stock pursuant to the Merger Agreement shall not transfer, or permit or otherwise cause the transfer of, any portion of the shares, or publicly announce any intention to do so during the period beginning on the Closing Date and ending on the earlier of the date that (a) is 365 days following the Closing Date and (b) Primo consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of Primo common stock having the right to exchange their shares for cash, securities or other property. Notwithstanding the foregoing, (x) on the date that is 180 days following the date of the lock-up agreement, the stockholder may transfer up to one-third (1/3) of the shares subject to the lock-up agreement and (y) on the date that is 270 days following the date of the lock-up agreement, the stockholder may transfer an additional one-third (1/3) of the shares subject to the lock-up agreement, but only to the extent such shares are not held in escrow pursuant to the escrow agreement.

A transfer under the lock-up agreement includes (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of the shares subject thereto or any interest in any such shares, in whole or in part, or (b) in respect of the shares subject thereto or any interest in any such shares, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such shares or interest in such shares, whether any such swap, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise. The stockholders may, however, transfer the shares subject thereto, or any portion thereof, as follows:

●	to the officers or directors of Primo or family members of any of Primo’s officers or directors, or any affiliate of the stockholder;

●

by gift or other transfer to a member of the stockholder’s immediate family (if applicable) or to a trust, corporation, partnership or limited liability company established for estate planning purposes, the beneficiaries, stockholders, partners or members of which are members of the stockholder’s immediate family or a charitable organization;

●	by virtue of laws of descent and distribution upon the death of the stockholder;

●	pursuant to a qualified domestic relations order; and

●	to Primo (or its designee) if and to the extent required by the escrow agreement;

provided that, in each case, the permitted transferee(s) shall sign and deliver to Primo no less than one business day prior to such transfer an agreement in writing to become bound by the transfer restrictions and forfeiture provisions contained in the lock-up agreement.

DESCRIPTION OF THE DEBT FINANCING

The following section describes the material provisions of the debt financing that Primo proposes to obtain in connection with the Merger pursuant to that certain commitment letter between Primo and Goldman Sachs Bank USA (“Goldman”) entered into on October 11, 2016. The loan documents evidencing the debt financing provided by the Commitment Letter are contemplated to be entered into prior to the closing of the Merger.

This summary of the proposed debt financing does not purport to be complete and may not contain all of the information about the Commitment Letter and proposed debt financing. This summary has been included to provide you with information regarding the terms of the Commitment Letter and the proposed debt financing contemplated by the Commitment Letter.

Pursuant to the Commitment Letter, Goldman committed to lend Primo up to $186.0 million in senior secured term loans and to provide a $10.0 million senior secured revolving credit facility (the “Commitment Letter”). Primo plans to use the proceeds of the term loans to:

●	pay the cash portion of the Merger consideration;

●

repay the outstanding principal amount and accrued interest under Glacier’s credit agreement dated as of October 23, 2012, as amended, between GW Services, LLC, a California limited liability company and Glacier subsidiary, and City National Bank, as administrative agent and as the Required Lender (as defined thereunder);

●	pay for GW Services, LLC to acquire all of its outstanding preferred interests and pay the outstanding preferred return on such preferred interests as provided under their terms;

●	pay for Glacier to redeem its Series B Junior Subordinated Debentures in an aggregate principal amount of up to $12.5 million plus accrued interest, in accordance with their terms; and

●	pay transaction-related fees and expenses.

Primo may, should it elect to do so, apply a portion of the term loans and other available cash to refinance outstanding principal and accrued interest under Primo’s existing Note Purchase Agreement, dated as of June 20, 2014, as amended, with Prudential Insurance Company of America and PICA Hartford Life Insurance Comfort Trust.

Primo plans to use the proceeds of the revolving credit facility for ongoing working capital and general corporate purposes. Goldman’s obligations to fund their commitments under the Commitment Letter are subject to the following conditions:

●	the absence of a material adverse change on the condition, business, performance, operations or property of Primo or Glacier;

●	the accuracy and completeness of representations made by Primo to Goldman Sachs, and Primo’s compliance with the terms of the Commitment Letter;

●	the completion of the Merger in accordance with the terms and conditions of the Merger Agreement;

●	the satisfactory negotiation, signing and delivery of appropriate loan documents related to the credit facilities described in the Commitment Letter; and

●	the satisfaction of customary conditions contained in the Commitment Letter and loan documents.

Primo also granted Goldman Sachs certain exclusivity rights with respect to the financing of the Merger and agreed to terms providing for the potential syndication of the credit facilities. Primo also agreed to reimburse Goldman Sachs for certain reasonable out-of-pocket fees and expenses incurred by Goldman Sachs in connection with the financing. The Commitment Letter terminates at the earliest of (i) the closing of the credit facilities subject to the Commitment Letter (ii) Goldman Sachs’ election to terminate upon a material breach by Primo under the Commitment Letter and (iii) December 15, 2016. Primo is under no obligation to borrow under the Commitment Letter nor is any planned financing a condition to the consummation of the Merger, but if Primo does not borrow the term loans at such time as all other closing conditions for the Merger are met, and fails to obtain alternative financing within ninety days after that date, then Glacier will have the right to terminate the Merger Agreement and to obtain a $7.5 million termination fee from Primo. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 84 of this consent solicitation statement/prospectus and “The Merger Agreement—Termination Fees” beginning on page 86 of this consent solicitation statement/prospectus for further detail.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The preliminary unaudited pro forma condensed combined financial information is derived from the historical financial statements of Primo and Glacier. Primo has a December 31 fiscal year end and Glacier’s year ends on the Sunday closest to December 31. The unaudited pro forma condensed combined balance sheet as of September 30, 2016 is presented as if the acquisition and the estimated borrowings used to finance the acquisition occurred on September 30, 2016. The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2015 and the nine months ended September 30, 2016 is presented as if the acquisition and the related borrowings used to finance the acquisition occurred on January 1, 2015.

The assumptions and estimates underlying the unaudited adjustments to the pro forma condensed combined financial information are described in the accompanying notes, which should be read together with the pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the following:

●

separate historical financial statements of Primo as of and for the nine months ended September 30, 2016 and the related notes included in Primo’s Quarterly Report on Form 10-Q for the nine-month period ended September 30, 2016 incorporated by reference herein;

●

separate historical financial statements of Primo as of and for the year ended December 31, 2015 and the related notes included in Primo’s Annual Report on Form 10-K for the year ended December 31, 2015 incorporated by reference herein;

●	separate historical financial statements of Glacier as of and for the nine months ended October 2, 2016 and the related notes included in this consent solicitation statement/prospectus; and

●	separate historical financial statements of Glacier as of and for the fiscal year ended January 3, 2016 and the related notes included in this consent solicitation statement/prospectus.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the Combined Company’s financial position or results of operations actually would have been had the Merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the Combined Company. Transactions between Primo and Glacier during the periods presented in the unaudited pro forma condensed combined financial statements are not significant.

The unaudited pro forma condensed combined financial information has been prepared using the acquisition method of accounting under existing U.S. generally accepted accounting principles (“GAAP”). Primo has been treated as the acquirer in the Merger for accounting purposes. Under this method, consideration to be given by Primo to complete the Merger with Glacier will be allocated to the assets acquired and liabilities assumed based on their fair value. To complete the acquisition method of accounting, certain procedures, such as valuations, appraisals, and discussions and input from Glacier management, have to be performed to obtain the necessary information to recognize the acquired assets and liabilities at fair value.

At this point in time, Primo has estimated the fair value of the acquired assets and liabilities using the financial information of Glacier included in this consent solicitation statement/prospectus, Primo’s informed insights into the industries in which Glacier competes, and limited due diligence discussions with Glacier’s management. Therefore, Primo has not obtained sufficient information for definitive measurement. Accordingly, the pro forma reclassifications and adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the Combined Company’s future results of operations and financial position.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of September 30, 2016

(in thousands)

	Historical	Historical
	Primo Water Corporation	Glacier Water Services	Pro Forma Adjustments		Pro Forma Adjusted Balance Sheet
ASSETS
Current assets:
Cash and cash equivalents	$2,302	$5,843	(1,705)	a	$6,440
Accounts receivable, net	15,828	4,315	–		20,143
Inventories	8,352	5,161	–		13,513
Prepaid expenses and other current assets	803	1,795	–		2,598
Total current assets	27,285	17,114	(1,705)		42,694

Bottles, net	3,973	–	–		3,973
Property and equipment, net	34,432	61,501	61,575	b	157,508
Goodwill	–	18,747	62,025	c	80,772
Intangible assets, net	7,587	3,310	74,781	d	85,678
Investment in Glacier Water Trust I Common Securities	–	2,629	58	e	2,687
Investment in Glacier Water Trust I Preferred Securities	–	3,648	80	e	3,728
Deferred financing costs, net	–	3,567	(3,567)	f	–
Other assets	490	722	–		1,212
Total assets	$73,767	$111,238	$193,247		$378,252

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$13,709	$4,844	–		$18,553
Accrued commissions	–	5,861	–		5,861
Accrued expenses and other current liabilities	4,449	4,640	–		9,089
Current portion of long-term debt and capital leases	4,271	–	–		4,271
Total current liabilities	22,429	15,345	–		37,774

Long-term debt and capital leases, net of current portion and debt issuance costs	16,024	–	152,728	g	168,752
Junior subordinated debentures	–	87,629	1,928	h	89,557
Line of credit	–	51,000	(51,000)	f	–
Series B Junior subordinated debentures	–	10,740	(10,740)	f	–
Contingent consideration liability	–	2,097	–		2,097
Deferred tax liability	–	1,063	–		1,063
Long-term portion of deferred rent	–	57	–		57
Liabilities of disposal group, net of current portion, and other long-term liabilities	2,502	–	–		2,502
Total liabilities	40,955	167,931	92,916		301,802

Total stockholders’ equity	32,812	(56,693)	100,331	i	76,450

Total liabilities and stockholders’ equity	$73,767	$111,238	$193,247		$378,252

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Nine Months Ended September 30, 2016

(in thousands, except per share data)

	Historical	Historical
	Nine months ended September 30, 2016	Nine months ended October 2, 2016
	Primo Water Corporation	Glacier Water Services	Presentation Reclassifications (1)	Pro Forma Adjustments (2)		Pro Forma Adjusted

Net sales	$102,185	$105,956		$-		$208,141
Operating costs and expenses:
Cost of sales	71,351	85,596	(11,375)	-		145,572
Selling, general and administrative expenses	14,715	14,511		-		29,226
Non-recurring and aquisition-related costs	1,094	-		-		1,094
Depreciation and amortization	7,225	-	11,375	12,417	j, k	31,017
Loss on disposal and impairment of property and equipment	570	-		-		570
Total operating costs and expenses	94,955	100,107	-	12,417		207,479
Income from operations	7,230	5,849	-	(12,417)		662
Interest expense, net	1,436	8,479		5,980	l	15,895
Other expense	–	1,553		-		1,553
Income from continuing operations before taxes	5,794	(4,183)	-	(18,397)		(16,786)
Income tax expense	–	270		-		270
Loss from continuing operations	5,794	(4,453)	-	(18,397)		(17,056)
Loss from discontinued operations	(43)	-		-		(43)
Net income (loss) before impact of noncontrolling interest	5,751	(4,453)	-	(18,397)		(17,099)
Net income (loss) attributable to noncontrolling interest	–	(270)		270	m	-
Net income (loss) attributable to parent company	$5,751	$(4,183)	$-	$(18,667)		$(17,099)

Basic earnings per common share:
Income from continuing operations	$0.21					$(0.55)
Loss from discontinued operations	(0.01)					(0.00)
Net income	$0.20					$(0.55)

Diluted earnings per common share:
Income from continuing operations	$0.19					$(0.55)
Loss from discontinued operations	(0.00)					(0.00)
Net income	$0.19					$(0.55)

Weighted average shares used in computing earnings per share:
Basic	28,066					31,248
Diluted	29,843					31,248

1)	See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for a description of the presentation reclassifications.
2)	See Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements.

See accompanying notes to unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2015

(in thousands, except per share data)

	Historical	Historical
	Year ended December 31, 2015	Year ended January 3, 2016
	Primo Water Corporation	Glacier Water Services	Presentation Reclassifications (1)	Pro Forma Adjustments (2)		Pro Forma Adjusted

Net sales	$126,951	$138,328		$-		$265,279
Operating costs and expenses:
Cost of sales	92,476	112,209	(15,342)	-		189,343
Selling, general and administrative expenses	19,128	18,884		-		38,012
Non-recurring and acquisition-related costs	275	-		-		275
Depreciation and amortization	10,432	-	15,342	16,397	j, k	42,171
Loss on disposal and impairment of property and equipment	500	-		-		500
Total operating costs and expenses	122,811	131,093	-	16,397		270,301
Income from operations	4,140	7,235	-	(16,397)		(5,022)
Interest expense, net	1,987	11,191		8,211	l	21,389
Other expense	–	2,371		-		2,371
Income from continuing operations before taxes	2,153	(6,327)	-	(24,608)		(28,782)
Income tax expense	–	320		-		320
Loss from continuing operations	2,153	(6,647)	-	(24,608)		(29,102)
Loss from discontinued operations	(296)	-		-		(296)
Net income (loss) before impact of noncontrolling interest	1,857	(6,647)	-	(24,608)		(29,398)
Net income (loss) attributable to noncontrolling interest	–	(403)		403	m	-
Net income (loss) attributable to parent company	$1,857	$(6,244)	$-	$(25,011)		$(29,398)

Basic earnings per common share:
Income from continuing operations	$0.08					$(1.03)
Loss from discontinued operations	(0.01)					(0.01)
Net income	$0.07					$(1.04)

Diluted earnings per common share:
Income from continuing operations	$0.08					$(1.03)
Loss from discontinued operations	(0.01)					(0.01)
Net income	$0.07					$(1.04)

Weighted average shares used in computing earnings per share:
Basic	25,190					28,357
Diluted	27,001					28,357

1)	See Note 1 to the Unaudited Pro Forma Condensed Combined Financial Statements for a description of the presentation reclassifications.
2)	See Note 4 to the Unaudited Pro Forma Condensed Combined Financial Statements.

See accompanying notes to unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1.	Basis of Pro Forma Presentation

The historical financial statements have been adjusted in the pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the business combination, (2) factually supportable and (3) with respect to the pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the business combination.

The preliminary unaudited pro forma condensed combined financial information is prepared using the purchase method of accounting, as defined by Financial Accounting Standards Board Accounting Standards Codification Topic 805 Business Combinations, with Primo treated as the acquirer.

The allocation of the purchase price used in the preliminary unaudited pro forma condensed combined financial information is based on preliminary estimates. The estimates and assumptions are subject to change at the effective time of the acquisition. The final determination of the allocation of the purchase price will be based on the actual tangible assets and liabilities, and intangible assets of Glacier as of the effective time of the acquisition. Accordingly, the final purchase accounting adjustments may be materially different from the preliminary unaudited adjustments presented herein. Acquisition-related transaction costs may also differ at the time of the acquisition.

At the effective time of the acquisition, the cash paid, debt financing required and shares of and warrants to purchase Primo common stock issued may differ from the information in the preliminary unaudited pro forma condensed combined financial information. In addition, the actual allocation of the type and amount and the terms of the financing may differ from that set forth herein.

The preliminary unaudited pro forma condensed combined financial information has been compiled in a manner consistent with the accounting policies adopted by Primo. These accounting policies are similar in most material respects to those of Glacier. Upon completion of the acquisition, or as more information becomes available, we will perform a more detailed review of Glaciers’ accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined financial statements.

Certain reclassifications to the historical financial statements of Glacier have been made in the presentation reclassification columns of the pro forma condensed combined statements of operations to present them on a basis consistent with those of Primo. Presentation reclassifications include an adjustment for reclassifying a portion of depreciation and amortization from cost of sales to depreciation and amortization to conform with the presentation of Primo’s historical financial statements.

The preliminary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not intended to represent the consolidated financial position or consolidated results of operations of Primo that would have been reported had the acquisition been completed as of the dates described above, and should not be taken as indicative of any future consolidated financial position or consolidated results of operations. The preliminary unaudited pro forma condensed combined statements of operations do not reflect any sales or cost savings from synergies that may be achieved with respect to the combined companies, or the impact of non-recurring items, including restructuring liabilities, directly related to the acquisition.

2.	Financing Transactions

The total preliminary transaction consideration is approximately $273.0 million (including assumed debt), consisting of approximately $49.9 million in cash consideration, approximately $36.2 million in shares of Primo common stock, approximately $74.9 million in net debt assumed, approximately $63.3 million in debt retired, approximately $39.2 million for repayment of the historical noncontrolling interest, and five-year warrants to purchase 2.0 million shares of Primo common stock at an exercise price of $11.88 per share valued at approximately $9.5 million, subject to adjustments based on any increases in Glacier’s debt and certain transaction expenses.

At the effective time of the acquisition, each share of Glacier common stock (other than any dissenting shares or any shares held by Glacier or any of its subsidiaries) issued and outstanding immediately before the effective time shall be converted into the right to receive the following approximate consideration (the “Per Share Merger Consideration”): (i) $12.17 in cash (the “Per Share Cash Amount”), (ii) 0.87 of a share of Primo common stock (the “Per Share Stock Amount”) and (iii) a warrant to purchase 0.54 of a share of Primo common stock (the “Per Share Warrant Amount”) (in each case, assuming, among other things, that, prior to the closing of the Merger, Glacier (a) issues approximately 63,000 shares of Glacier common stock to certain Glacier employees as bonus compensation, (b) Glacier incurs approximately $5.6 million in certain transaction expenses in connection with the Merger and (c) does not incur additional indebtedness after October 9, 2016 other than borrowings under its credit agreement. The transaction is expected to close in late 2016, subject to customary closing conditions.

The acquisition will be financed, in part, with borrowing under the credit facility contemplated by the Commitment Letter (the “Senior Credit Facility”), net of estimated debt issuance costs. The Senior Credit Facility consists of a $186.0 million term loan (the “Term Loan”) and a $10.0 million revolving facility (the “Revolving Facility”). Interest on the borrowing under the Senior Credit Facility is calculated based on either a floating rate of LIBOR + 5.50% or a base rate + 4.50%, with a 1.00% LIBOR floor and a 4.00% base rate floor, payable monthly for base rate borrowings and up to quarterly for LIBOR borrowings. The Senior Credit Facility matures five years after the initial funding date with all outstanding borrowings and accrued interest on the Revolving Facility to be repaid on such date.

3.     Preliminary Purchase Price Allocation

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Glacier based on management’s preliminary estimates of fair value. The final purchase price allocation may differ significantly based on final appraisals, third-party valuations and analyses of the assets acquired and liabilities assumed. Accordingly, the preliminary allocation described below is subject to change:

(dollars in millions)
Aggregate purchase price:
Cash consideration	$49.9
Common stock to be tendered	36.2
Warrants issued	9.5
Liabilities extinguished	63.3
Noncontrolling interest retired	39.2
Purchase price	$198.1

Preliminary purchase price allocation:
Net current assets	$1.8
Property and equipment	123.1
Identifiable intangible assets	78.1
Investments and other assets	7.1
Liabilities assumed	(92.8)
Goodwill	80.8
$198.1

The initial allocation of the purchase price to specific assets and liabilities as shown above was based, in part, upon preliminary estimates and appraisals, and is therefore subject to change. Further, since the acquisition has not yet been completed, it is likely that the working capital of Glacier on the date of acquisition will be different with a corresponding adjustment to goodwill. The identifiable intangible assets consist primarily of customer lists, relationships and trade names, as described more fully in Note 4.

4.	Pro Forma Adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

Pro Forma Adjustments to the Consolidated Balance Sheet as of September 30, 2016

a.     The net adjustment to cash represents the difference between the estimated initial $160.0 million in borrowing under the Senior Credit Facility, net of approximately $7.3 million in debt issuance costs, and uses of cash for the acquisition including $49.9 million in cash consideration, $39.2 million in payment for the noncontrolling interest, $63.3 million for the repayment of the historical debt of Glacier, and $2.0 million in estimated equity issuance costs.

b.     The adjustment to property and equipment reflects the historical property and equipment of Glacier at fair value based on preliminary estimates. The fair value calculations are preliminary and subject to change after we finalize our review of the specific types, nature, age, condition and location of Glacier’s property and equipment.

c.     This adjustment removes Glacier’s historical goodwill and records the goodwill associated with Primo’s acquisition of Glacier. See Note 3 for the preliminary for the preliminary purchase price allocation. The initial allocation of the purchase price to specific assets and liabilities is based, in part, upon preliminary appraisals, and is therefore subject to change.

d.     The adjustment to intangible assets reflects the removal of the historical intangible assets of Glacier. This adjustment also records identified intangible assets acquired in the acquisition, including customer relationship and tradename intangible assets, at their fair value based on preliminary estimates. Refer to further description in Note K below.

e.     The adjustment to investment in Glacier Water Trust I common securities and Glacier Water Trust I preferred securities reflects the historical investments of Glacier at fair value based on preliminary estimates.

f.     These adjustments remove Glacier’s historical line of credit and Series B Junior Subordinated Debentures that will be repaid at the closing of the acquisition. These adjustments also remove Glacier’s historical deferred financing costs, net which are replaced by debt issuance costs associated with the acquisition-related financing transactions and reflected as a direct deduction from the carrying amount of such liabilities.

g.     These adjustments reflect the estimated proceeds of $160.0 million in borrowings under the Senior Credit Facility, less the estimated $7.3 million in transaction fees and expenses.

h.     This adjustment reflects the historical Junior subordinated debentures of Glacier at fair value based on preliminary estimates.

i.     These adjustments reflect the removal of Glacier’s historical equity, including the payoff of the historical noncontrolling interest. Additionally, these adjustments reflect the estimated proceeds of $36.2 million from the issuance of Primo common stock, less $2.0 million in estimated equity issuance costs. Lastly, these adjustments reflect the fair value of the warrant to purchase 2.0 million shares of Primo common stock of approximately $9.5 million, determined using the Black-Scholes valuation model.

Pro Forma Adjustments to the Statement of Operations for the Year Ended December 31, 2015 and the Nine Months Ended September 30, 2016

j.     This adjustment reverses historical depreciation expense and records new depreciation expense based on the preliminary fair value of property and equipment on a straight-line basis. The depreciation of property and equipment is based on the estimated remaining useful lives of the assets, which are currently estimated to range between 2 and 13 years. The fair value and useful life calculations are preliminary and subject to change after we finalize our review of the specific types, nature, age, condition and location of Glacier’s property and equipment. The net adjustment to depreciation is as follows:

(dollars in millions)	Nine months ended September 30, 2016	Year ended December 31, 2015
Reversal of historical depreciation	$(10.6)	$(14.3)
Depreciation of acquired property and equipment	21.2	28.2
Pro forma depreciation expense adjustment	$10.6	$13.9

k.     This adjustment reverses historical amortization and records new amortization based on the preliminary fair value of identifiable intangibles. Amortization expense is recorded on a straight-line basis. The net adjustment to amortization is as follows:

(dollars in millions)	Nine months ended September 30, 2016	Year ended December 31, 2015
Reversal of historical amortization	$(0.5)	$(0.7)
Amortization of acquired identifiable intangible assets	2.4	3.2
Pro forma amortization expense adjustment	$1.9	$2.5

The table below indicates the preliminary fair value of each of the intangibles identified and the approximate useful life of each:

Intangible Asset (dollars in millions)	Estimated Fair Value	Estimated Useful Life	Estimated Annual Amortization Expense
Customer relationships	$45.0	15 Years	$3.0
Tradenames	29.7	Indefinite	N/A
Patents	3.0	15 Years	$0.2
Other	0.4	15 Years	$0.0
	$78.1

The valuation of identifiable intangible assets may differ significantly based on final third-party valuations. A 10% change in the valuation of identifiable intangible assets would cause a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $0.3 million, assuming an overall weighted-average useful life of 15 years.

l.     This adjustment records the additional interest expense on the estimated borrowings under the Senior Credit Facility, net of interest expense on the current revolving credit facility and Series B Junior Subordinated Debentures, which are being repaid at the closing of the acquisition. The adjustment is summarized below:

(dollars in thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015
Reversal of Glacier interest expense on line of credit and Series B junior subordinated debentures	$(2,614)	$(3,280)
Reversal of Glacier amortization for deferred financing costs and OID amortization	(335)	(413)
Interest expense on Senior Credit Facility	7,800	10,400
Amortization of new debt issuance costs	1,091	1,454
Interest expense for unused portion of revolving credit facility	38	50
Pro forma adjustments to interest expense	$5,980	$8,211

A change in the interest rates under the Senior Credit Facility of 0.125% would result in an estimated $0.2 million change in annual interest expense.

m.     This adjustment eliminates the impact of the noncontrolling interest on the unaudited pro forma consolidated statements of operations as it will be paid off at the closing of the acquisition.

MARKET PRICE AND DIVIDEND INFORMATION

Primo

Primo common stock is listed for trading on the Nasdaq Global Market under the trading symbol “PRMW.” As of the Record Date of October 6, 2016, Primo had approximately 46 stockholders of record. The following table sets forth, for the periods indicated, the high and low reported sale prices per share of Primo common stock. The closing price of Primo common stock was $11.85 per share on October 7, 2016, the last trading day before public announcement of the Merger.

	High	Low
Year Ending December 31, 2016
Fourth Quarter (through December 2, 2016)	$14.99	$11.43
Third Quarter	12.59	11.13
Second Quarter	12.37	9.90
First Quarter	10.20	7.76

Year Ended December 31, 2015
Fourth Quarter	$9.70	$7.16
Third Quarter	7.75	5.06
Second Quarter	6.44	4.97
First Quarter	5.35	3.90

Year Ended December 31, 2014
Fourth Quarter	$4.55	$3.60
Third Quarter	5.00	3.51
Second Quarter	4.92	3.81
First Quarter	4.45	2.61

Primo has never paid or declared cash dividends on its common stock. Primo currently intends to retain any future earnings to finance the growth, development and expansion of its business. Accordingly, Primo does not expect to declare or pay any cash dividends on its common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Primo board of directors and will depend upon various factors, including its results of operations, financial condition, capital requirements, investment opportunities and other factors that the Primo board of directors deems relevant.

Glacier

Since 2006, Glacier common stock has not been listed on an exchange but is quoted in the Pink Sheets Electronic Quotation Service under the symbol “GWSV.” As of the Record Date of October 6, 2016, Glacier had approximately 27 stockholders of record. The following table sets forth, for the periods indicated, the high and low reported sale prices per share of Glacier common stock. The closing price of Glacier common stock was $11.00 per share on October 7, 2016, the last trading day before public announcement of the Merger.

	High	Low
Year Ending December 31, 2016
Fourth Quarter (through December 2, 2016)	$23.50	$11.00
Third Quarter	12.25	9.00
Second Quarter	12.30	8.95
First Quarter	14.40	12.50

Year Ended December 31, 2015
Fourth Quarter	$14.95	$9.85
Third Quarter	16.90	14.30
Second Quarter	17.00	13.75
First Quarter	15.80	13.55

Year Ended December 31, 2014
Fourth Quarter	$21.00	$13.60
Third Quarter	21.50	18.60
Second Quarter	22.00	18.50
First Quarter	22.00	19.25

Glacier has not paid a dividend on its common stock since December 2009 and does not expect to pay any dividends on its common stock in the foreseeable future if the Merger does not occur, in which event any future determination to pay dividends will be at the discretion of the Glacier board of directors and will depend upon various factors, including its results of operations, financial condition, capital requirements, investment opportunities and other factors that the Glacier board of directors deems relevant.

DESCRIPTION OF PRIMO CAPITAL STOCK

General

The following summary description of Primo’s capital stock is based on the provisions of the DGCL, Primo’s sixth amended and restated certificate of incorporation and Primo’s amended and restated bylaws, as amended. This description does not purport to be complete and is qualified in its entirety by reference to the full text of the DGCL and to the terms of the sixth amended and restated certificate of incorporation and amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” beginning on Page . As used in this “Description of Capital Stock,” the term Primo refers to Primo Water Corporation, a Delaware corporation, and does not, unless otherwise specified, include the subsidiaries of Primo Water Corporation.

As of the date of this consent solicitation statement/prospectus, Primo’s authorized capital stock consists of: (1) 70,000,000 shares of common stock, $0.001 par value per share (26,100,830 of which were outstanding at December 2, 2016) and (2) 10,000,000 shares of preferred stock, $0.001 par value per share (none of which were outstanding as of December 2, 2016).

Common Stock

Voting. Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividend Rights. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of Primo common stock will receive ratably any dividends declared by Primo’s board of directors out of funds legally available for the payment of dividends.

Liquidation and Preemptive Rights. In the event of Primo’s liquidation, dissolution or winding-up, the holders of Primo common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Primo preferred stock, if any, then outstanding. The holders of Primo common stock have no redemption or conversion rights, no sinking fund provisions and no preemptive rights to subscribe for or purchase additional shares of any class of Primo’s capital stock.

The outstanding shares of Primo common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Primo common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that Primo may designate and issue in the future.

Preferred Stock

Subject to the terms of the Primo Water Corporation sixth amended and restated certificate of incorporation, Primo’s board of directors is authorized to issue from time to time up to 10,000,000 shares of preferred stock in one or more series without stockholder approval. Primo’s board of directors retains the discretion and authority to determine the rights, preferences, powers and restrictions, including voting powers, dividend rights, conversion rights, redemption rights and liquidation preferences, of each series of preferred stock. It is not possible to state the actual effect of the issuance of any shares of Primo preferred stock on the rights of holders of Primo common stock until if and when Primo’s board of directors determines the specific rights associated with that preferred stock. The effects of issuing preferred stock could include decreasing the amount of earnings and assets available for distribution to holders of Primo common stock, restricting dividends on Primo common stock, diluting the voting power of Primo common stock, impairing the liquidation rights of Primo common stock, or delaying, deferring or preventing changes in Primo’s control or management.

Prior to the issuance of shares of preferred stock, Primo’s board of directors is required by the DGCL and the Primo charter to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware, which will fix for each class or series of preferred stock the rights, preferences and privileges of such class or series. The DGCL provides that the holders of Primo preferred stock will have the right to vote separately as a class on any proposed amendment that would alter or change the powers, preferences or special rights of such class so as to effect them adversely. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation. Shares of Primo’s preferred stock that Primo issues in accordance with their terms will be fully paid and nonassessable, and will not be entitled to preemptive or similar rights unless specified in the applicable prospectus supplement.

Primo’s board of directors may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of Primo common stock. Primo’s board of directors could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of Primo. Primo’s board of directors could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of Primo’s board of directors, including a tender offer or other transaction that some, or a majority, of Primo’s stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of Primo’s common stock.

Stock Options, Restricted Stock and Restricted Stock Units

As of November 24, 2016, Primo has outstanding options to purchase a total of 1,941,852 shares of Primo common stock at a weighted average exercise price of $5.03 per share. Of this total, 1,278,767 options have vested and 663,085 remained unvested. As of November 24, 2016, Primo also has outstanding 202,030 restricted stock units that are to be settled in shares of Primo common stock. As of November 24, 2016, an additional 962,888 shares of Primo common stock were available for future awards under Primo’s 2010 Omnibus Long-Term Incentive Plan.

Warrants

As of November 24, 2016, Primo had issued warrants to purchase a total of 856,202 shares of Primo common stock at a weighted average exercise price of $5.08 per share.

Warrants to purchase a total of 107,279 shares of Primo common stock expire between January 10, 2017 and June 2, 2018 and have an exercise price of $5.08 per share.

Warrants to purchase a total of 117,495 shares of Primo common stock expire in either December 2019 or October 2020 and have an exercise price of $9.60 per share.

Warrants to purchase a total of 25,000 shares of Primo common stock expire on November 28, 2021 and have an exercise price of $2.93 per share.

A prior credit facility included detachable warrants received by five of Primo’s current directors or stockholders to purchase 131,428 shares of Primo common stock. These warrants are exercisable at an exercise price of $2.30 per share and expire April 30, 2020.

Primo issued warrants to DS Services of America, Inc. to purchase 475,000 shares of Primo common stock pursuant to a services agreement with DS Services. These warrants are exercisable at an exercise price of $3.04 per share and expire on January 1, 2021.

Anti-Takeover Provisions

Delaware law, Primo’s charter and its bylaws contain provisions that could delay or prevent a change of control of Primo or changes in Primo’s board of directors that its stockholders might consider favorable. The following is a summary of these provisions.

Delaware Law

Primo is subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

●

prior to the date the person became an “interested stockholder,” the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●

upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Sixth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Undesignated Preferred Stock. Primo’s board of directors has the ability to issue preferred stock with rights, preferences and powers, including voting powers, that could have the effect of deterring hostile takeovers or delaying changes in control of Primo or its management.

Limits on Ability to Act by Written Consent or Call a Special Meeting. Primo’s sixth amended and restated certificate of incorporation provides that Primo’s stockholders may not act by written consent except as otherwise provided in any resolution of the Primo board of directors creating the preferred stock. This limit on the ability of Primo’s stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of Primo’s capital stock would not be able to amend Primo’s sixth amended and restated certificate of incorporation or its amended and restated bylaws or remove directors without holding a meeting of Primo’s stockholders called in accordance with its amended and restated bylaws.

In addition, Primo’s sixth amended and restated certificate of incorporation provides that special meetings of the stockholders may be called only by its board of directors, the chairperson of the board of directors, the chief executive officer or the president (in the absence of a chief executive officer). A Primo stockholder may not call a special meeting, which may delay the ability of Primo’s stockholders to force consideration of a proposal or for holders controlling a majority of Primo’s capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Primo’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of Primo’s board of directors or one of its committees. Primo’s stockholders must notify Primo’s Secretary in writing prior to the meeting at which the matters are to be acted upon or directors are to be elected. The notice must contain the information specified in Primo’s amended and restated bylaws. To be timely, the notice must be received at Primo’s principal executive office not later than the 90th day nor earlier than the 120th day prior to the first anniversary of the date of the prior year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder, to be timely, must be received not earlier than the 120th day prior to the annual meeting, and not later than the later of the 90th day prior to the annual meeting, or the 10th day following the day on which public announcement of the date of such meeting is first made or notice of the meeting date is mailed, whichever occurs first.

Primo’s amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Primo.

Board of Directors. Primo’s board of directors (and not its stockholders) may appoint a director to fill a vacancy, including vacancies created by the expansion of the board of directors subject to the rights of holders of any series of preferred stock with respect to the election of directors.

Primo’s sixth amended and restated certificate of incorporation and its amended and restated bylaws do not provide for cumulative voting in the election of directors. Cumulative voting permits stockholders to apportion the total number of votes they can cast in an election of directors in any fashion they desire, including casting all of the votes for one director. With cumulative voting, the total number of votes to be cast would equal the number of directors to be elected at meeting multiplied by the number of shares eligible to vote. Cumulative voting enables holders of a minority stake to elect one or more directors if they can muster sufficient support. The absence of cumulative voting may make it more difficult for stockholders who own less than a majority in voting power to elect any directors to Primo’s board of directors.

Primo’s sixth amended and restated certificate of incorporation and its amended and restated bylaws also provide that the board of directors is divided into three classes, with members of each class serving staggered three-year terms. This classification of the board of directors could have the effect of delaying or discouraging an acquisition or a change in management.

Limitations of Directors’ Liability and Indemnification. Primo’s sixth amended and restated certificate of incorporation limits the liability of its directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

●	breach of their duty of loyalty to Primo or its stockholders;

●	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

●	unlawful payment of dividends or redemption of shares as provided in Section 174 of the DGCL; or

●	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Primo’s amended and restated bylaws provide that it will indemnify and advance expenses to its directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that Primo may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the DGCL and Primo’s amended and restated bylaws also permit Primo to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with his or her services to Primo, regardless of whether Primo’s amended and restated bylaws permit indemnification. Primo has obtained a directors’ and officers’ liability insurance policy.

Primo has entered into indemnification agreements with each of its directors that provide, in general, that it will indemnify them to the fullest extent permitted by law in connection with their service to Primo or on its behalf.

At present, there is no pending litigation or proceeding involving any of Primo’s directors or officers as to which indemnification is required or permitted, and Primo is not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Primo’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for Primo’s common stock is Wells Fargo Bank, N.A.

Stock Market

Primo’s common stock is traded on the Nasdaq Global Market under the symbol “PRMW.”

INFORMATION ABOUT GLACIER

Business

Water Refill Machines

As of October 2, 2016, Glacier operated approximately 22,600 water refill machines, approximately 18,400 of which are coin-operated machines designed for outdoor locations and approximately 4,200 of which are non-coin-operated machines designed for indoor locations. All of the Glacier Water machines are designed and built by Glacier, using interchangeable filtration parts to simplify maintenance.

Coin-operated water machines are generally placed outside retail stores, and the retail stores are paid a percentage of sales as a commission. The average price paid by the consumer for water vended from these machines is $0.28 per gallon.

Non-coin water machines are generally placed inside retail stores, and the consumer pays for the water at check-out directly to the retailer. The retailer then keeps a percentage of sales generated as a commission and remits the remainder to Glacier. The average price paid by the consumer for water vended from these machines is $0.39 per gallon. In some cases, Glacier sells empty water bottles on a wholesale basis to retailers for resale to consumers, or the retailer may purchase empty bottles from another source and those bottles may be marketed next to our machines. Indoor machines are located inside the retailer’s retail selling footprint. Glacier offers retailers a variety of indoor machines with different footprints in order to provide retailers flexibility in determining how many linear feet of space to devote to the machines. In many cases, these indoor machines provide filtered water for the retailer’s use for misting produce and other store purposes.

Glacier generally places its outdoor and in-store water refill machines on the premises of grocery and other retailer locations. Glacier provides the machines and typically pays for installation costs, while the retailer typically provides and pays for the required municipally supplied water and for the electricity to operate the machines. If for any reason Glacier believes that a machine has been placed in an undesirable location, Glacier can easily redeploy the machine to an alternative location.

In almost all cases, Glacier (rather than the retailer) sets retail pricing, which Glacier reviews on an ongoing basis. Because Glacier’s vended water product has substantial cost advantages and currently a substantial retail price advantage over other forms of bottled water, Glacier has the potential to selectively or generally increase its prices.

Filtration Process

Glacier’s water machines are designed with a technologically-advanced comprehensive filtration system which is similar to the filtration that occurs in large-scale processing plants of other bottled water companies. Glacier’s machines improve the taste and quality of local water sources through a sophisticated five-step process utilizing the following systems:

•	activated carbon filtration, which reduces chlorine, odors and tastes;

•	micron filtration, which reduces dirt, rust and other particles;

•	reverse osmosis, which reduces salts and other impurities;

•	post-carbon filtration, which improves taste; and

•	ultraviolet disinfection, which ensures safe, high-quality drinking water.

In-Store Ice Bagging Machines

In addition to Glacier’s core indoor and outdoor water machines, as of October 2, 2016 Glacier also operated 700 in-store ice bagging machines. These machines produce ice, fill and seal ten pound bags with ice, and present the bags for sale to the consumer. The average price paid by the consumer for a ten pound bag of ice is $2.00. Glacier provides the machines and typically pays for installation costs, while the retailer typically provides and pays for the required municipally supplied water and for the electricity to operate the machines. The machines are placed inside retail stores, and the consumer pays for the ice at check-out directly to the retailer. The retailer then keeps a percentage of sales generated as a commission and remits the remainder to Glacier.

Retail Partners

Among the retailers with whom Glacier has long-standing relationships are: Albertsons/Safeway, Circle K, CVS, Family Dollar, H-E-B, Kroger, Publix, Save Mart, Stater Brothers, Rite Aid, Wal-Mart, Walgreens and Winn-Dixie. Glacier has long-standing relationships of 25 years or more with many of its significant retail partners, including a majority of those named above. Glacier believes that these relationships are a result of its brand recognition, product and service quality and growing same-store sales. Glacier participates in multiple retail channels, with more than 5,000 retail partners as of October 2, 2016. Only two of our retail partners accounted for more than 10% of Glacier’s fiscal 2015 and its year-to-date October 2, 2016 revenues, and its top 10 retail relationships accounted for less than 52% of its fiscal 2015 and year-to-date October 2, 2016 revenues.

Most of Glacier’s arrangements with its retail partners are evidenced by written contracts which have terms that generally range from two to five years and contain termination clauses as well as automatic renewal clauses. During the term of these agreements, Glacier has the exclusive right to provide water refill or ice machines at specified locations. Glacier’s retail partners are generally compensated by its payment to them of a commission based on machine revenues. Glacier’s agreements also typically provide that it may remove a machine from a particular location. From time to time Glacier may remove a machine if it determines that it is not economically feasible for Glacier to maintain the machine in the location.

Site Selection

The placement of Glacier’s machines at retail locations is based on a thorough review of each site. Included in the site review is an analysis of the surrounding trade area in order to determine the neighborhood demographics, the level of overall retail activity, the level of direct competition and the proximity of the site to other machines operated by Glacier. Glacier also reviews each site in order to ensure high visibility and easy access for the consumer. Upon completion of this review, Glacier makes a determination as to the viability of the location and whether a single machine or multiple machines are required at the time of initial installation. With large retail chains, Glacier generally places machines at most of the chains’ locations as part of its business agreements.

Glacier creates economies of scale in its operations by clustering machines in close proximity to one another within the geographic areas served, in order to provide cost-effective, frequent service. Using Glacier’s advanced technology and real-time data gathering capability, Glacier monitors and evaluates demand for its product at each location. This allows Glacier to continue to evaluate demand for its product at each location, to evaluate the productivity of its machines and to relocate machines as necessary to optimize their productivity on an on-going basis.

Sales to Retail Partners

Glacier has both national and regional sales personnel who actively pursue relationships with new and existing retail partners. Glacier’s sales personnel work closely with retailers to arrange for prompt installation of its machines and coordination between the retailers and its service personnel.

Consumer Marketing

Glacier’s primary marketing vehicles are its water refill machines and the billboard effect it creates coupled with social media. As part of its site selection process, Glacier continually tests the market, using marketing and promotional programs to help accelerate machine sales and productivity while monitoring consumer behavior at each location. Glacier’s consumer marketing strategy highlights the core benefits to consumers, which its believe are superior value and reduced environmental impact compared to other forms of bottled water, to help build brand awareness and increase consumer sales.

Glacier’s Service Force

Glacier’s service team is currently organized into 11 geographic divisions. All of its service technicians undergo in-house and on-site training. Glacier believes that it would be difficult for a competitor to replicate its in-house service capability.

All of Glacier’s machines are serviced by its own service technicians on a regularly scheduled basis, generally no less frequently than bi-weekly. At their regularly scheduled service calls, Glacier’s technicians collect cash from all coin-operated machines, perform component testing and preventative maintenance, download operating data through their hand-held computers and transmit that data to Glacier’s central office. In addition, Glacier’s technicians respond to unscheduled service requests by consumers or retail partners.

Assembly

Glacier assembles its water machines at its Vista, California facility. The assembly process involves installing replaceable panels and component parts on frames built to last for many years. Individual filters and other processing components are generally sourced by Glacier from multiple suppliers. Although Glacier generally does not have long-term contractual commitments from suppliers, it has long-term relationships with many of its suppliers. The in-store ice bagging machines consist of three components that are manufactured by companies other than Glacier.

Competition

Glacier competes with bottled water, with other water vending providers and with household water filtration systems and devices. Glacier competes on two levels — both at the retailer and consumer level.

Bottled water is generally significantly more expensive than Glacier’s vended water, and it has a significantly greater impact on the environment. On average, the price to the consumer for Glacier’s vended water is $0.30 per gallon, while the average price per gallon for other bottled water is often three or more times the price.

Glacier believes that its water is comparable in taste and quality to other bottled water and is, therefore, of a substantially better value. In addition, Glacier’s water is environmentally friendlier than bottled water, with lower environmental impact in terms of fossil fuel usage (both for the manufacture of bottles and for transportation) and in terms of plastic waste. At the retailer level, Glacier believes it offers advantages as well. Glacier believes that retailers’ margins on its water are higher than their typical margins on bottled water, and the presence of one or more of Glacier’s machines at the retailer’s premises should enable the retailer to reduce valuable shelf space devoted to bottled water.

None of Glacier’s competitors in the vended water business combine Glacier’s national presence and in-house national field service organization. Glacier competes with other vended water producers at the consumer level on the basis of its prime retail locations and on its greater consumer visibility as a result of Glacier’s leading market share and nationwide presence. These factors are also a basis of competition at the retailer level. On the retailer level, Glacier also competes on the basis of what it believes to be superior customer service on a national and regional level and, for larger retailers, the advantages of dealing with a national company and the breadth of Glacier’s product offerings.

Glacier also competes with household water filtration systems. Glacier competes in this market on the basis of water taste and quality. Glacier’s water is generally more comprehensively treated than water produced by under-the-sink or faucet filters, which typically have only one level of treatment, usually carbon filtration.

Glacier’s ice business competes with delivered ice programs and other ice bagging machines. At a retailer level, Glacier competes in this market on the basis of cost and quality, as well as on the basis that Glacier provides an opportunity to retailers to control their ice supply and earn revenues with minimal labor costs.

Glacier may also be deemed to compete with other beverages, including carbonated and non-carbonated soft drinks, juices, sport and energy drinks, coffee and tea.

Intellectual Property

The trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” used by Glacier contain the word “Glacier,” which is commonly used and has been registered in connection with other marks and designs by a number of other entities for water and related services. The mark “Glacier Water,” by itself, is considered by the United States Patent and Trademark Office to be generic in relation to water and related services. Glacier believes that no party can claim exclusive rights to “Glacier Water,” and Glacier may only claim rights to stylized forms of the mark or the mark with design elements. Glacier can, however, give no assurance that other entities might now assert superior or exclusive rights to the marks and seek to obtain damages from the injunctive relief against Glacier. Therefore, there can be no assurance that Glacier’s use of the trade name and trademarks “Glacier Water” and “Glacier Water & Penguin Design” will not violate the proprietary rights of others, which could result in a material adverse effect on Glacier. Glacier also uses the trade name and registered trademark “Bi-Eau Pure” in Canada, and the trade name and registered trademark “Water Island” in select locations in the United States.

Glacier has several patents issued related to the design of its ice bagging machine.

Government Regulation

The water vending industry is subject to various federal, state and local laws and regulations, which require Glacier, among other things, to obtain licenses for its business and water machines, to pay annual license and inspection fees, to comply with certain detailed design and quality standards regarding the machines and the vended water and to continuously control the quality of the vended water. Glacier’s machines are subject to routine and random regulatory quality inspections.

Glacier’s machines are certified by the National Automatic Merchandising Association (“NAMA”). The NAMA “Standard for the Sanitary Design and Construction of Food and Beverage Vending Machines” is a standard governing the sanitary design and construction of food and beverage vending machines and related dispensing equipment and incorporates the requirements of the Model Food Code of the Food and Drug Administration.

Employees

As of October 2, 2016, Glacier had 511 employees, including 28 in assembly and warehousing, 64 in administration and sales, and 419 in operations. Glacier hires temporary employees as demand requires. Glacier’s employees are not represented by a labor union, and Glacier has not experienced any work stoppages. Glacier believes that its employee relations are good.

 Facilities

Glacier leases approximately 46,000 square feet of executive offices and warehouse space in Vista, California (near San Diego) for its corporate offices and principal assembly operations with a lease that expires on December 31, 2020. Glacier also leases various other facilities for area service centers. These leases range in size from approximately 1,200 square feet to 20,200 square feet and expire on various dates. Glacier’s facilities provide adequate space for its current and future needs, and Glacier expects no difficulty in renewing its principal leases.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Glacier’s financial condition and results of operations should be read in conjunction with the section titled “Glacier’s Selected Financial and Operating Data” and Glacier’s financial statements and related notes appearing elsewhere in this prospectus. Glacier’s actual results could differ materially from those anticipated in the forward-looking statements included in this discussion as a result of certain factors, including, but not limited to, those in “Risk Factors—Risks Relating to Glacier’s Business” beginning on page of this consent solicitation statement/prospectus.

Overview

Glacier is the leading provider of high-quality, great-tasting filtered drinking water dispensed directly to consumers through technologically advanced, self-service vending machines located at major retailers in the United States and Canada. Glacier operates an extensive network of coin-operated and non-coin-operated water machines supported by the only in-house national field service organization in the industry, providing Glacier’s retail partners with compelling commission streams and incremental customer traffic. Glacier has a highly diversified retail partner base consisting of food, drug, convenience, mass and other retailers. Among Glacier’ retail partners are Circle-K, CVS, Family Dollar, H-E-B, Kroger, Publix, Rite Aid, Albertson’s/Safeway, Save Mart, Stater Brothers, Wal-Mart, Walgreens and Winn-Dixie.

As a result of Glacier’s brand recognition, high-quality product, reliable service and compelling value proposition, Glacier has long-term relationships with key national and regional retail accounts, many of which extend 25 years or more. Glacier’s solution requires no upfront investment from its retail partners and enables them to monetize typically unused retail space. Because Glacier’s consumers make frequent visits to its retail partners’ locations to use Glacier’s machines, the retailers benefit from incremental customer traffic and predictable commission revenue while incurring no labor or inventory expense. Only two of Glacier’s retail partners accounted for more than 10% of Glacier’s fiscal 2015 and its year-to-date October 2, 2016 revenues, and Glacier’s top 10 retail relationships accounted for less than 52% of its fiscal 2015 and year-to-date October 2, 2016 revenues.

Glacier charges an average of $0.28 per gallon at its coin-operated water machines typically located outside of the retail location and $0.39 per gallon at its machines located inside, while the price of bottled water sold off the shelf in retail locations is often three or more times the price of Glacier’s vended water. By filtering and dispensing water at the point of sale, Glacier is able to avoid the costs of bottling, packaging, shipping and delivery, and the associated fuel costs. In addition, by eliminating packaging and removing the supply chain, vended water significantly reduces the environmental impact compared to other forms of bottled water.

Glacier has focused in recent years on building a national organization and scalable platform designed to accommodate growth. In addition, Glacier has focused on the overall productivity of its fleet of machines. Glacier’s same store sales growth has averaged 2.6% from January 2013 through October 2, 2016. In fiscal 2015, its machines vended approximately 430 million gallons of filtered drinking water. As of October 2, 2016, Glacier owned and operated approximately 22,600 self-service water refill machines installed throughout 47 states and Canada.

In addition to its water machines, as of October 2, 2016 Glacier also operated 700 in-store ice bagging machines. These machines produce ice, fill and seal 10 pound bags with ice, and present the bags for sale to the consumer. The average price paid by the consumer for a 10 pound bag of ice is $2. The machines are placed inside retail stores, and the consumer pays for the ice at check-out directly to the retailer.

How Glacier Assesses the Performance of its Business

In assessing the performance of Glacier’s business, it considers a variety of operational and financial measures. The key measures for determining how its business is performing are revenues, same store sales, new machine placements, gross profit, cost of revenues and selling, general and administrative expenses.

The following table presents its revenues, same store sales growth, machines in operation at period end and net machines added for the periods presented.

	Nine Months Ended		Fiscal Year Ended
	October 2,	September 27,	January 3,	December 28,	December 29,
	2016	2015	2016	2014	2013
	($ in thousands)

Revenues	$105,956	$104,199	$138,328	$132,921	$124,995
Same store sales growth	0.1%	1.1%	3.3%	5.5%	1.0%
Machines in operation at period end	23,261	23,022	22,976	23,374	23,693
Net machines added during period	285	(352)	(398)	(319)	306

Revenues

Glacier’s revenues consist primarily of sales of filtered drinking water to consumers through its proprietary, company owned, self-service water refill machines and to a smaller degree the sale of bagged ice through its network of in-store ice bagging machines. Glacier’s machines are placed at retailers throughout North America and include many of the leading retailers across key segments, including food, drug, convenience and mass channels. Glacier recognizes revenue from the sale of its products at the point of purchase, when a consumer purchases its product from a machine. The gross retail purchase price is recognized as revenue, and the commissions paid by Glacier to retailers are treated as operating expenses. Glacier also sells empty reusable bottles on a wholesale basis to certain retailers for resale to consumers.

Same Store Sales

Glacier calculates same store sales with reference only to sales of vended water in the United States and includes a location in same store sales for two comparative periods if it has been in operation for the entirety of the two periods. Non-same store sales are all sales not included in same store sales. There may be variations in the way in which other companies calculate “same store” sales. As a result, data regarding Glacier’s same store sales may not be comparable to similar data made available by other companies in Glacier’s industry, particularly other companies that do not include a location in same store sales until that location has been in operation for a minimum launch period.

Measuring the change in period-over-period same store sales allows Glacier to evaluate how its installed base is performing. Glacier believes same store sales growth is an important indication of organic growth; over the past three years (fiscal 2013 through September 2016), it has experienced average same store sales growth of 2.6%. Various factors affect same store sales, including:

•	consumer preferences, buying trends and overall economic trends;

•	the rate at which Glacier’s existing and new machines mature;

•	weather, including the ambient temperature as compared to the historical averages;

•	changes in competition;

•	changes in pricing levels and average unit price;

•	the level of service that Glacier provides to its machines; and

•	general consumer traffic at the retail locations at which its machines are installed.

In general, Glacier expects the volume of sales of a machine to increase as its location matures. Typically the longer a machine is installed at a particular location and consumers develop familiarity with the location and the product, the volume of sales increases. Importantly, same store sales can be affected by both improving the average vends per machine or through increasing the pricing per vend. Glacier believes that the combination of its recently deployed locations maturing and the opportunity to increase retail pricing while maintaining its value positioning relative to other bottled water offerings positions Glacier for long-term same store sales growth.

New Machine Placements and Optimization

Placing machines in new locations is an important part of Glacier’s growth strategy. Glacier believes there are significant placement opportunities across the different classes of trade it participates in and with existing retail customers. Glacier is also focused on the return on investment related to every machine placement. Unlike traditional retail operations, Glacier has the ability to redeploy its machines should it decide to discontinue a location. This enables Glacier to leverage its capital invested in a machine by relocating it to a more desirable location.

Gross Profit and Cost of Revenues

Gross profit equals Glacier’s revenues minus its cost of revenues. Cost of revenues include (i) operating expenses, which include commissions to retailers based on Glacier’s revenues, the costs associated with servicing the vending machines (such as wages and benefits for its in-house service professionals, vehicle expenses, and fuel and filters and other consumable components of its machines) and (ii) depreciation and amortization. In general, Glacier does not pay for water or electricity for its vending locations, as the commissions Glacier pays its retail partners are intended to compensate them for these components.

Glacier believes that it has the capacity to meet the growing demands of customers in its markets with its existing national in-house service platform. As Glacier expands its machine placements, Glacier expects its operating expenses to increase in the aggregate, but on a per machine basis, Glacier expects to gain leverage with respect to servicing costs as Glacier better utilizes its existing national in-house platform.

Depreciation and Amortization

Depreciation and amortization expense represents primarily a combination of both depreciation associated with vending machines and their installation and amortization of prepaid contract rights. Vending machines are generally depreciated over 13 years while installation costs are depreciated over five years. In periods during which Glacier is increasing deployment of machines, depreciation expense will generally increase.

Selling, General and Administrative Expenses

Glacier’s selling, general and administrative (“SG&A”) expenses consist primarily of wages, salaries and other employee benefits for its managerial, administrative and sales personnel and other overhead items. As Glacier expands its machine placements, it expects to leverage its existing SG&A cost basis.

Corporate Tax

 As of October 2, 2016, Glacier had net operating losses of approximately $77.9 million for federal income tax purposes and $14.2 million for California income tax purposes. These losses expire at various dates from 2016 through 2035. To the extent available, Glacier intends to use any net operating loss carryforwards to reduce the federal and state income tax liabilities associated with its operations. See “Critical Accounting Policies — Valuation of Deferred Income Taxes” and Note 6 to the Consolidated Financial Statements for information concerning possible limitations on the use of net operating loss carryforwards.

Results of Operations

The following table sets forth Glacier’s results of operations for the periods indicated:

	Nine Months Ended		Fiscal Year Ended
	October 2,	September 27,	January 3,	December 28,	December 29,
	2016	2015	2016	2014	2013
	($ in thousands)

Revenues	$105,956	$104,199	$138,328	$132,921	$124,995
Cost of revenues:
Operating expenses	73,083	71,437	95,331	91,427	85,848
Depreciation and amortization	12,513	12,498	16,878	17,207	18,064

Total cost of revenues	85,596	83,935	112,209	108,634	103,912

Gross profit	20,360	20,264	26,119	24,287	21,083
Selling, general and administrative expenses	14,511	14,028	18,884	18,829	18,269

Income from operations	5,849	6,236	7,235	5,458	2,814
Other expenses:
Other expense	1,553	2,002	2,371	1,859	1,490
Interest expense	8,479	8,232	11,191	10,790	10,718

Total other expense	10,032	10,234	13,562	12,649	12,208

Loss before income taxes	(4,183)	(3,998)	(6,327)	(7,191)	(9,394)
Income tax expense	270	245	320	400	398

Net loss	$(4,453)	$(4,243)	$(6,647)	$(7,591)	$(9,792)
Net loss attributable to noncontrolling interest	(270)	(258)	(403)	(462)	(393)

Net loss attributable to Glacier Water Services, Inc.	$(4,183)	$(3,985)	$(6,244)	$(7,129)	$(9,399)

The following table sets forth Glacier’s results of operations expressed as a percentage of revenues for the periods indicated:

	Nine Months Ended		Fiscal Year Ended
	October 2,	September 27,	January 3,	December 28,	December 29,
	2016	2015	2016	2014	2013

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Operating expenses	69.0	68.6	68.9	68.8	68.7
Depreciation and amortization	11.8	12.0	12.2	12.9	14.5

Total cost of revenues	80.8	80.6	81.1	81.7	83.2

Gross profit	19.2	19.4	18.9	18.3	16.8
Selling, general and administrative expenses	13.7	13.5	13.7	14.2	14.6

Income from operations	5.5	6.0	5.2	4.1	2.2
Other expenses (income):
Other expense	1.5	1.9	1.7	1.4	1.2
Interest expense	8.0	7.9	8.1	8.1	8.6

Total other expense	9.5	9.8	9.8	9.5	9.8

Loss before income taxes	(3.9)	(3.8)	(4.6)	(5.4)	(7.6)
Income tax expense (benefit)	0.3	0.2	0.2	0.3	0.3

Net loss	(4.2)	(4.1)	(4.8)	(5.7)	(7.9)
Net loss attributable to noncontrolling interest	(0.3)	(0.2)	(0.3)	(0.3)	(0.3)

Net loss attributable to Glacier Water Services, Inc.	(3.9)%	(3.8)%	(4.5)%	(5.4)%	(7.6)%

 Comparison of Nine Months Ended October 2, 2016 to Nine Months Ended September 27, 2015

 Revenues

Revenues increased $1.8 million, or 1.7%, to $106.0 million for the nine months ended October 2, 2016 from $104.2 million for the nine months ended September 27, 2015. The increase in revenues resulted primarily from increased ice sales as a result of the increased number of ice locations, a slight increase in same store sales increases on existing locations, offset by the impact of closed locations resulting from retail consolidation in the grocery industry.  Same store sales increased 0.1% for the nine months ended October 2, 2016 compared to the nine months ended September 27, 2015. Same store sales were $89.8 million, or $84.7%, of the $106.0 million revenues generated for the nine months ended October 2, 2016. The net number of machines in operation increased by 285 during the nine months ended October 2, 2016.

Operating Expenses

Operating expenses increased $1.6 million, or 2.3%, to $73.1 million for the nine months ended October 2, 2016 from $71.4 million for the nine months ended September 27, 2015, resulting primarily from the retailer commissions paid on the $1.8 million increase in revenues noted above and other increases in operating expenses required to service the increasing fleet of water and ice machines on location including labor and repair and maintenance parts, partially offset by lower fuel costs. As a percentage of revenues, operating expenses increased 40 basis points to 69.0% for the nine months ended October 2, 2016 from 68.6% for the nine months ended September 27, 2015.

Depreciation and Amortization

Depreciation and amortization remained unchanged at $12.5 million for the nine months ended October 2, 2016 and September 27, 2015. Depreciation and amortization as a percentage of revenues decreased 20 basis points to 11.8% for the nine months ended October 2, 2016 from 12.0% for the nine months ended September 27, 2015.

Gross Profit

Gross profit increased $0.1 million, or 0.5%, to $20.4 million for the nine months ended October 2, 2016 from $20.3 million for the nine months ended September 27, 2015. As a percentage of revenues, gross profit margin decreased 20 basis points to 19.2% for the nine months ended October 2, 2016 from 19.4% for the nine months ended September 27, 2015, as a result of the above factors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.5 million, or 3.4%, to $14.5 million for the nine months ended October 2, 2016 from $14.0 million for the nine months ended September 27, 2015, primarily as a result of legal and accounting costs of $0.3 million related to the merger transaction and an increase in healthcare costs. As a percentage of revenues, selling, general and administrative expenses increased 20 basis points to 13.7% for the nine months ended October 2, 2016 from 13.5% for the nine months ended September 27, 2015.

Other Expenses

Other expense decreased $0.4 million, or 22.4%, to $1.6 million for the nine months ended October 2, 2016 from $2.0 million for the nine months ended September 27, 2015. The decrease was attributable to the contingent liability adjustment made in 2015 for the final payment associated to the asset acquisition in 2012.

Interest expense increased by $0.3 million, or 3.0%, to $8.5 million for the nine months ended October 2, 2016 from $8.2 million for the nine months ended September 27, 2015. The increase was attributable to an increase in borrowing under the revolving credit facility and an increase in the average combined interest rate paid from 4.3% to 4.6%.

Net Loss

Net loss increased $0.3 million, or 4.9%, to $4.5 million for the nine months ended October 2, 2016 from $4.2 million for the nine months ended September 27, 2015 due to the factors discussed above.

Net loss attributable to noncontrolling interest was $0.3 million of the net loss for the nine months ended October 2, 2016 and the nine months ended September 27, 2015.

Comparison of Fiscal Year 2015 to Fiscal Year 2014

Revenues

Revenues increased $5.4 million, or 4.1%, to $138.3 million in fiscal year 2015, which included an additional 53rd week ended on January 3, 2016, from $132.9 million in fiscal year 2014. The overall increase in revenues resulted primarily from same store sales increases on existing water locations offset slightly by the impact of closed locations, increased ice sales as a result of volume from the increased number of locations, and the 53rd week in fiscal year 2015, which contributed approximately $2.0 million in additional revenue. Same store sales increased 3.3% in fiscal year 2015 compared to fiscal year 2014 primarily resulting from price increases taken during fiscal years 2014 and 2015, along with the growth in gallons sold per location as locations continued to mature. Same store sales were $118.2 million, or 85.5%, of $138.3 million revenues generated in fiscal year 2015. The net number of machines in operation decreased by 398 during fiscal 2015 as a result of the removal of lower performing water locations and retail consolidation in the grocery industry.

Operating Expenses

Operating expenses increased $3.9 million, or 4.3%, to $95.3 million in fiscal year 2015 from $91.4 million in fiscal year 2014, resulting primarily from the retailer commissions paid on the $5.4 million increase in revenues noted above and other increases in operating expenses primarily as a result of an increase in the variable cost impact of the 53rd week in fiscal year 2015, increases in labor and benefits and repair, maintenance and refurbishment costs, offset by lower fuel costs. As a percentage of revenues, operating expenses increased 10 basis points to 68.9% in fiscal year 2015 from 68.8% in fiscal year 2014.

Depreciation and Amortization

Depreciation and amortization decreased $0.3 million, or 1.9%, to $16.9 million in fiscal year 2015 from $17.2 million in fiscal year 2014, as depreciation expense stayed consistent with the prior year and amortization expense decreased due to certain intangible assets associated with previous acquisitions being fully amortized. Depreciation and amortization as a percentage of revenues decreased 70 basis points to 12.2% in fiscal year 2015 from 12.9% in fiscal year 2014.

Gross Profit

Gross profit increased $1.8 million, or 7.5%, to $26.1 million in fiscal year 2015 from $24.3 million in fiscal year 2014. As a percentage of revenues, gross profit margin increased 60 basis points to 18.9% in fiscal year 2015 from 18.3% in fiscal year 2014, as a result of the above factors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $0.1 million, or 0.3%, to $18.9 million in fiscal year 2015 from $18.8 million in fiscal year 2014, primarily as a result of an increase in the variable cost impact of the 53rd week in fiscal year 2015 and increases in labor and benefits and rent expense, offset by a reduction in incentive compensation expense and lower non-cash stock compensation expense. As a percentage of revenues, selling, general and administrative expenses decreased 50 basis points to 13.7% in fiscal year 2015 from 14.2% in fiscal year 2014.

Other Expenses

Other expense increased by $0.5 million, or 27.5%, to $2.4 million for fiscal year 2015 from $1.9 million for fiscal year 2014. The increase was attributable to the contingent liability adjustment made in 2015 for the final payment associated to the asset acquisition in 2012.

Interest expense increased by $0.4 million, or 3.7%, to $11.2 million in fiscal year 2015 from $10.8 million in fiscal year 2014. The increase was attributable to an increase in borrowing under the revolving credit facility and an increase in the average combined interest rate paid from 4.2% to 4.4%.

Net Loss

Net loss decreased $1.0 million, or 12.4%, to a net loss of $6.6 million in fiscal year 2015 from a net loss of $7.6 million in fiscal year 2014 due to the factors discussed above.

Net loss attributable to noncontrolling interest decreased $0.1 million, or 12.8%, to $0.4 million of the net loss for fiscal year 2015 from $0.5 million of the net loss for fiscal year 2014.

Comparison of Fiscal Year 2014 to Fiscal Year 2013

Revenues

Revenues increased $7.9 million, or 6.3%, to $132.9 million in fiscal year 2014 from $125.0 million in fiscal year 2013. The overall increase in revenues resulted from an increase in same store sales growth across existing water locations and increased ice sales as a result of volume from the increased number of locations. Same store sales increased 5.5% in fiscal 2014 compared to fiscal year 2013 primarily resulting from price increases taken during early fiscal year 2014 along with the growth in gallons sold per location as locations continued to mature. Same store sales were $115.9 million, or 87.2% of $132.9 million revenues generated in fiscal year 2014. The net number of machines in operation decreased by 319 during fiscal 2014 as a result of the removal of lower performing water locations and the removal of discontinued coin ice machines.

Operating Expenses

Operating expenses increased $5.6 million, or 6.5%, to $91.4 million in fiscal year 2014 from $85.8 million in fiscal year 2013. The increase resulted primarily from the retailer commissions paid on the $7.9 million increase in revenues noted above and increases in other operating expenses primarily as a result of labor, benefit and fleet expenses from staff additions to support growth. As a percentage of revenues, operating expenses increased 10 basis points to 68.8% in fiscal year 2014 from 68.7% in fiscal year 2013.

Depreciation and Amortization

Depreciation and amortization decreased by $0.9 million, or 4.7%, to $17.2 million in fiscal year 2014 from $18.1 million in fiscal year 2013, as a result of increased depreciation from new capital expenditures and increased amortization from intangible assets from the asset acquisition at the end of fiscal year 2013, offset by the reduction from the one-time impairment charge in 2013 of $1.5 million associated to discontinued coin ice machines. As a percentage of revenues, depreciation and amortization decreased 160 basis points to 12.9% for fiscal year 2014 as compared to 14.5% in fiscal year 2013.

Gross Profit

Gross profit increased $3.2 million, or 15.2%, to $24.3 million in fiscal year 2014 from $21.1 million in fiscal year 2013. As a percentage of revenues, gross profit margin increased 140 basis points to 18.3% in fiscal year 2014 from 16.9% in fiscal year 2013, as a result of the above factors.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $0.5 million, or 3.1%, to $18.8 million in fiscal year 2014 from $18.3 million in fiscal year 2013. This increase was primarily the result of an increase in incentive compensation expense and increases in healthcare costs. As a percentage of revenues, selling, general and administrative expenses decreased 40 basis points to 14.2% in fiscal year 2014 from 14.6% in fiscal year 2013.

Other Expenses

Other expense increased by $0.4 million, or 24.8%, to $1.9 million in fiscal year 2014 from $1.5 million for fiscal year 2013. The increase was attributable to additional preferred return expense incurred in fiscal 2014 for noncontrolling interests investments received during fiscal year 2013.

Interest expense increased by $0.1 million, or 0.7%, to $10.8 million in fiscal year 2014 from $10.7 million in fiscal year 2013, which was attributable to increased borrowing under the revolving credit facility at an average combined interest rate paid in fiscal year 2014 and fiscal year 2013 of 4.2%.

Net Loss

Net loss decreased by $2.2 million, or 22.5%, to a net loss of $7.6 million in fiscal year 2014 from a net loss of $9.8 million in fiscal year 2013 due to the factors discussed above.

Net loss attributable to noncontrolling interest increased $0.1 million, or 17.6%, to $0.5 million of the net loss for fiscal year 2014 from $0.4 million of the net loss for fiscal year 2013.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Glacier bases these estimates and assumptions, which it believes to be valid and reasonable under the circumstances, upon historical experience, projected information, and existing, known circumstances. On an ongoing basis, Glacier evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, repair parts, valuation of goodwill, depreciable useful lives, valuation of long-lived assets and income taxes. Actual results could differ from these estimates. Specifically, management must make estimates in the following areas:

Revenue Recognition

Glacier recognizes revenues from the sale of its vended water and ice products at the point of purchase, which occurs when the customer pays for the product. As it is impractical to visit all machines at the end of each reporting period, Glacier estimates its revenue from the last time each machine was serviced until the end of the reporting period, based on the most current daily volume of each machine. For the years ended December 29, 2013, December 28, 2014 and January 3, 2016, and the nine months ended October 2, 2016, Glacier recorded approximately $3.5 million, $3.8 million, $4.0 million and $4.3 million, respectively, of such estimated revenues, which for each period represents an average of approximately 12 days per machine.

Allowance for Doubtful Accounts

Glacier records accounts receivable for revenues generated by non-coin water and ice machines. Such revenues are collected by the retailers and remitted to Glacier. Glacier provides a reserve against receivables for estimated losses that may result from a retailer’s inability to pay. Glacier determines the amount of the reserve by analyzing uncollected accounts, aged receivables, historical losses and the retailer’s creditworthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. Accounts receivable totaled $4.3 million and the allowance for doubtful accounts was $64,000 at October 2, 2016. This allowance is consistent with Glacier’s historical amounts reserved.

Repair Parts

Repair parts are stated at cost (moving weighted average) and represent machine parts used to maintain machines in operation. Management reviews repair parts on a regular basis for excess, obsolete and impaired items based on estimated future usage. The likelihood of any material write-down is dependent on future machine repairs or new machine developments. Historically, Glacier has not experienced material write-offs in repair parts due to its ability to use these parts in a variety of its machine models. Repair parts were valued at $5.2 million at October 2, 2016.

Valuation of Goodwill

In accordance with accounting guidance on goodwill, Glacier tests its goodwill for impairment at the reporting unit level, which is an operating segment or one level below an operating segment. Glacier has determined that it has one reporting unit and performs an annual impairment analysis to assess the recoverability of goodwill on the last day of each fiscal year. Goodwill is considered to be impaired if it is determined that its carrying value exceeds its fair value. In addition to the annual impairment analysis, an interim analysis is required if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying value. Assessing the impairment of goodwill requires Glacier to make assumptions and judgments regarding the fair value of its net assets. Glacier estimates fair value using estimates of future cash flows, discount rates, growth rates, and other assumptions. Glacier has completed its annual evaluation for the impairment of goodwill as of January 3, 2016 and has determined that no impairment existed as of that date. Glacier’s reporting unit was not at risk of failing step one of the goodwill impairment test as the fair value was substantially in excess of the carrying value. The net book value of goodwill totaled $18.7 million as of October 2, 2016.

Depreciable Useful Lives

Glacier owns all of the vending machines it operates. Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the asset. Vending equipment is estimated to have a useful life of 5 to 13 years and is generally depreciated to a 10% salvage value. Glacier continually assesses the useful lives of its vending equipment and other property and equipment for appropriateness. The salvage value is an estimate of the replacement value of the components expected to be recovered upon disposal of the machine. Costs associated with installing vending equipment are capitalized and depreciated over five years. Other equipment, furniture and fixtures have an estimated useful life of three to ten years. Leasehold improvements are given an estimated useful life of the shorter of its estimated life or the term of the lease. All maintenance, repair and refurbishment costs are charged to operations as incurred. Additions and major improvements are capitalized.

Valuation of Long-Lived Assets

Included in Glacier’s long-lived assets are property and equipment and definite-lived intangible assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that would indicate potential impairment may include, but are not limited to, significant decreases in the market value of the long-lived asset, a significant change in the long-lived assets’ physical condition, and operating or cash flow losses associated with the use of the long-lived asset. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows, undiscounted and without interest, expected to be generated by the asset. An impairment loss would be recognized when the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. Based on their similar characteristics and interchangeability at various locations, Glacier evaluates its machines for impairment at the group level. In the fiscal years ended December 29, 2013, December 28, 2014, and January 3, 2016, and during the nine months ended October 2, 2016, there has been no impairment of long-lived assets recorded. At October 2, 2016, the net book value of identifiable intangible assets that are subject to amortization totaled $3.3 million and the net book value of property and equipment totaled $61.5 million. Significant judgments and estimates by management are required to project cash flows and, if required, estimate the fair value of the long-lived assets. The estimated future cash flows are based upon, among other things, Glacier’s strategic plans with regard to its business and operations; assumptions about expected future operating performance and the interpretation of current and future economic indicators. To the extent that the judgments used by Glacier to calculate its future cash flows prove to be inaccurate or there are significant changes in market conditions, it is possible that Glacier’s conclusions regarding long-lived asset impairment could change.

Valuation of Deferred Income Taxes

As of October 2, 2016, Glacier had federal and California net operating loss carryforwards of $77.9 million and $14.2 million, respectively, which will begin to expire in 2020 and 2016 respectively . In addition, Glacier has federal excess tax benefit carryovers of $10.2 million related to stock option deduction windfalls that can only be realized in additional paid-in capital to the extent they are used to reduce taxes paid. The alternative minimum tax credit does not have an expiration date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount more likely than not to be realized. The ability to utilize these assets depends on future taxable income, Glacier’s ability to deduct tax loss carryforwards against future taxable income, the effectiveness of Glacier’s tax planning strategies among the various tax jurisdictions in which it operates and any significant changes in the tax treatment received on its business combinations. Glacier believes it is not more likely than not that its deferred tax assets will be realized and, therefore, Glacier has recorded a valuation allowance on its net deferred tax assets as of October 2, 2016.

In the event that Glacier was to determine that it is able to realize any of its deferred tax assets in the future, an adjustment to the valuation allowance would increase net income in the period such determination was made. Glacier believes that the most significant uncertainty that will impact the determination of its valuation allowance will be its estimation of the extent and timing of future net income, if any. To the extent available, Glacier intends to use any net operating loss carryforwards to reduce the federal and state income tax liabilities associated with its operations. However, if Glacier does not achieve profitability prior to their expiration, it will not be able to fully utilize its net operating losses to offset income. Section 382 of the Internal Revenue Code of 1986, as amended, generally imposes an annual limitation on the amount of net operating loss carryforwards that may be used to offset taxable income when a corporation has undergone certain changes in stock ownership. Glacier’s ability to utilize net operating loss carryforwards may be limited, under this section or otherwise, by the issuance of common stock in this offering or by changes in stock ownership occurring prior to or following this offering. Glacier has not completed an analysis of the effects of this offering or any such changes in stock ownership. To the extent its use of net operating loss carryforwards is significantly limited, its income could be subject to U.S. corporate income tax earlier than it would if Glacier was able to use net operating loss carryforwards, which could result in lower profits.

Seasonality and Quarterly Results

Historically, Glacier has recognized a somewhat larger share of its revenues in the second and third quarters of the year, driven by increased sales volume in the warm, dry summer months. Its revenues may be impacted by the effect of the weather. Specifically, in periods when the weather is warmer or there is less precipitation than usual, its revenues would likely increase, and in periods when the weather is colder or there is higher precipitation, its revenues would likely decline.

Glacier’s operating expenses and, therefore, its overall margins are also seasonally impacted; consequently, its overall operating income typically is higher in the second and third quarter and lower in the first and fourth quarters.

The following table sets forth Glacier’s historical unaudited quarterly results of operations for its six most recent fiscal quarters. This information has been prepared on the same basis as its annual audited financial statements contained herein and includes all adjustments, consisting only of normal recurring adjustments that Glacier considered necessary for a fair presentation of such periods.

	Fiscal Year 2016			Fiscal Year 2015
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(in thousands, except per share data)

Revenues	$38,584	$35,489	$31,883	$34,129	$39,092	$34,107	$31,000
Cost of revenues:
Operating expenses	26,192	24,421	22,470	23,894	26,223	23,548	21,666
Depreciation and amortization	4,175	4,145	4,193	4,379	4,142	4,154	4,203

Total cost of revenues	30,367	28,566	26,663	28,273	30,365	27,702	25,869

Gross profit	8,217	6,923	5,220	5,856	8,727	6,405	5,131
Selling, general and administrative expenses	4,770	4,910	4,831	4,856	4,673	4,513	4,842

Income from operations	3,447	2,013	389	1,000	4,054	1,892	289
Other expenses:
Other expense	517	517	519	369	500	1,011	491
Interest expense	2,826	2,824	2,829	2,959	2,747	2,749	2,736

Total other expense	3,343	3,341	3,348	3,328	3,247	3,760	3,227

Income (loss) before income taxes	104	(1,328)	(2,959)	(2,328)	807	(1,868)	(2,938)
Income tax expense	90	90	90	75	75	75	95

Net income (loss)	$14	$(1,418)	$(3,049)	$(2,403)	$732	$(1,943)	$(3,033)
Net income (loss) attributable to noncontrolling interest	1	(86)	(185)	(146)	45	(118)	(184)

Net income (loss) attributable to Glacier Water Services, Inc.	$13	$(1,332)	$(2,864)	$(2,257)	$687	$(1,825)	$(2,849)

Basic and diluted net income (loss) per share:
Basic net income (loss) per share:	$0.00	$(0.40)	$(0.86)	$(0.68)	$0.21	$(0.55)	$(0.86)

Weighted average shares used in calculation	3,317	3,317	3,317	3,317	3,317	3,315	3,310
Diluted net income (loss) per share:	$0.00	$(0.40)	$(0.86)	$(0.68)	$0.21	$(0.40)	$(0.86)

Weighted average shares used in calculation	3,332	3,317	3,317	3,317	3,351	3,315	3,310

Liquidity and Capital Resources

Glacier’s cash requirements have principally been for working capital and capital expenditures. Its working capital requirements generally reflect the growth in Glacier’s business and its seasonality. Historically, Glacier has funded its working capital and its capital investments (primarily vending equipment and their installation) from cash flows provided by its operating activities, borrowings available under its revolving credit and long-term debt.

Glacier believes that, based on its current business plan, its cash and cash equivalents on hand, cash from operations and borrowings available to it under its revolving credit facility, Glacier will be able to meet its capital expenditure requirements and liquidity needs through at least the next 12 months. Depending on the pace of Glacier’s growth and new machine placements, Glacier may require additional capital to meet its longer term liquidity and future growth requirements. Although Glacier believes that it has adequate sources of liquidity, future weakening of economic conditions could adversely affect its business and liquidity. In addition, instability in the capital markets could adversely affect its ability to obtain additional capital to grow its business and would affect the cost and terms of such capital.

Cash Flows

The following table shows the components of Glacier’s cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Nine Months Ended		Fiscal Year Ended
	October 2,	September 27,	January 3,	December 28,	December 29,
	2016	2015	2016	2014	2013
	($ in thousands)

Net cash provided by operating activities	$7,659	$8,304	$10,141	$8,845	$6,126
Net cash used in investing activities	(8,778)	(8,614)	(11,891)	(11,493)	(21,063)
Net cash provided by financing activities	1,617	2,424	2,583	2,913	13,982

Net increase (decrease) in cash and cash equivalents	$498	$2,114	$833	$265	$(955)

Cash Provided by Operating Activities

Operating activities consist primarily of net loss adjusted for certain non-cash items, primarily depreciation and amortization and stock-based compensation. In addition, operating cash flows include the effect of changes in operating assets and liabilities, principally payments for prepaid contract rights and other prepaid expenses, repair parts, account receivable and other assets, accounts payable, accrued commissions and accrued liabilities.

Cash provided by operating activities decreased by $0.6 million to $7.7 million for the first nine months of fiscal year 2016, as compared to the first nine months of fiscal year 2015, primarily due to changes in working capital from operating assets and liabilities and lower income from operations.

Cash provided by operating activities increased by $1.3 million to $10.1 million in fiscal year 2015, as compared to fiscal year 2014, primarily due to higher income from operations for the year and increases in accrued liabilities and commissions.

Cash provided by operating activities increased by $2.7 million to $8.8 million in fiscal year 2014, as compared to fiscal year 2013, primarily due to higher income from operations for the year and increases in accrued liabilities.

Cash Used in Investing Activities

Cash flows used in investing activities increased by $0.2 million to $8.8 million for the first nine months of fiscal year 2016, as compared to the first nine months of fiscal 2015, as a result of additional capital expenditures for vending equipment and machinery and the associated installation cost to serve its placement demand.

Cash flows used in investing activities increased by $0.4 million to $11.9 million in fiscal year 2015, as compared to fiscal year 2014, as a result of additional capital expenditures for vending equipment and machinery and its associated installation cost to serve Glacier’s placement demand.

Cash flows used in investing activities decreased by $9.6 million to $11.5 million in fiscal year 2014 as compared to fiscal year 2013, as a result of an investment in 2013 related to an acquisition that was completed at the end of 2012.

Cash Provided by (Used in) Financing Activities

Cash flows provided by financing activities decreased by $0.8 million to $1.6 million for the first nine months of fiscal 2016, as compared to the first nine months of fiscal 2015, primarily as a result of decreased borrowing on the line of credit to support contingent consideration payments as made in 2015, and decreased bank overdraft representing cash from pending clearing of commission and payable payments.

Cash flows provided by financing activities decreased by $0.3 million to $2.6 million in fiscal year 2015, as compared to fiscal year 2014, primarily as a result of decreased borrowing to support capital equipment expenditures, offset by contingent consideration payments in 2015 associated to a 2012 asset acquisition.

Cash flows provided by financing activities decreased by $11.1 million to $2.9 million in fiscal year 2014, as compared to fiscal year 2013, primarily as a result of the $14.0 million raised in 2013 from issuance of a noncontrolling interest, exercise of employee stock options and $2.4 million contingent consideration payments associated to a 2012 asset acquisition.

Indebtedness

Long-Term Debt Junior Subordinated Debentures. Long-term debt includes $87.6 million of 9.0625% Junior Subordinated Debentures, which mature on January 31, 2028 but may be redeemed at Glacier’s option at any time at 100% of their principal amount plus any accrued but unpaid interest. Interest on the Junior Subordinated Debentures accrues at an annual rate of 9.0625% and is payable monthly in arrears. The Junior Subordinated Debentures were issued in January 1998 to Glacier Water Trust I (the “Trust”), a newly created Delaware business trust and a wholly owned subsidiary of the Company. Concurrent with this transaction, the Trust completed a public offering of 3,400,000 of 9.0625% Cumulative Trust Preferred Securities with a liquidation amount of $25.00 per security (the “Trust Preferred Securities”). The Trust exists for the sole purpose of issuing Trust Preferred Securities and purchasing Junior Subordinated Debentures issued by the Company.

Glacier holds 105,154 shares of the Trust’s common securities and 145,922 shares of Trust Preferred Securities as of October 2, 2016. Because of Glacier’s ownership of the common securities of the Trust and of Trust Preferred Securities, if the Junior Subordinated Debentures were redeemed in full and the Trust were liquidated, Glacier would receive $6.3 million upon liquidation of the Trust. Accordingly, the outstanding principal amount of Junior Subordinated Debentures, net of those in which Glacier has beneficial interest, is $81.4 million as of October 2, 2016.

Revolving Credit Facility. Glacier has a revolving credit line agreement with City National Bank (“CNB”). On October 23, 2012 the credit agreement with CNB was amended, increasing the amount available under the revolving facility to $50.0 million through September 30, 2015. CNB is the Lead Arranger and Administrative Agent under the amended credit agreement with a second lender added to the facility. The interest rate was modified to prime rate plus between 2.25% and 3.00% or the Eurodollar rate plus between 3.25% and 4.00% depending on certain covenant ratios. The amended credit agreement also included an accordion feature allowing an increase in the credit commitment up to an additional $25.0 million.

On February 27, 2015, the credit agreement was amended, increasing the amount available under the revolving facility to $55.0 million through September 30, 2018. The amended credit agreement’s accordion feature was also amended, allowing a request of an increase in the credit commitment up to an additional $20.0 million. All other provisions of the October 23, 2012 credit agreement remained unchanged.

As of October 2, 2016, there was $51.0 million outstanding on this credit facility, with availability of $4.0 million.

The current revolving credit facility contains various conditions for extensions of credit and certain financial and other restrictive covenants. The covenants include computations based on a rolling four quarter basis, including minimum fixed charge coverage requirements, maximum senior leverage ratio, maximum capital expenditures and maximum dividend payments. In addition, there are covenants prohibiting Glacier from redeeming its Junior Subordinated Debentures or incurring any additional debt other than ordinary trade debt without the consent of CNB. Glacier is currently in compliance with all applicable covenants.

Long-Term Series B Junior Subordinated Debentures. Glacier raised $20.0 million through the sale of 500,000 investment units at a price of $40 per unit (Private Placement) in December of 2011. Each unit consists of one share of common stock at a par value of $0.01 per share and a $25 principal value Series B Junior subordinated debenture. As part of the Private Placement, $12.5 million principal amount of long-term Series B Junior subordinated debentures (Series B Debentures) was issued with a maturity date of January 31, 2028. Of the $20.0 million proceeds received, $10.0 million was allocated to the Series B Debentures based on its relative fair value, which resulted in a discount of $2.5 million, which will be amortized through the maturity date using the effective-interest method. The Series B Debentures pay interest at a rate of 9.0625% per annum, payable quarterly in arrears. The Series B Debentures may be redeemed in whole or part by Glacier during the first five years from issuance. At December 28, 21016, approximately $3,648,000 of the principal amount of Series B Debentures will automatically convert to Junior subordinated debentures. In addition, the Series B Debenture holders may put the nonconverted portion of the Series B Debentures at any time after December 28, 2016 for redemption at a redemption price equal to 100% of the principal amount. If not redeemed, then the interest rate through redemption or maturity will increase to 11.0625%.

Quantitative and Qualitative Disclosures About Market Risk

For fixed rate debt, interest rate changes affect the fair value of financial instruments but do not impact earnings or cash flows. Conversely, for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant. The recorded carrying amounts of cash and cash equivalents approximate fair value due to their short maturities.

Glacier is exposed to market risk related to changes in interest rates on borrowings under its current revolving credit facility. Glacier’s current credit facility bears interest based on the bank prime rate, plus an applicable margin. To quantify Glacier’s exposure to interest rate risk, a 100 basis point increase in interest rates would have increased interest expense for the fiscal years 2013, 2014, and 2015, and the nine months ending October 2, 2016 by approximately $437,000, $452,000, $486,000 and $379,000, respectively. Actual changes in interest rates may differ materially from the hypothetical assumptions used in computing this exposure.

Contractual Commitments

Glacier is obligated to make payments under specific contractual obligations and commitments. Glacier has no minimum annual purchase requirements under any agreement with any of its vendors. A summary of these contractual obligations and commitments as of October 2, 2016 is as follows:

	Payment due by period
	Less Than			More Than
	1 Year	1-3 Years	3-5 Years	5 Years	Total
	(in thousands)
Operating leases	$1,221	$1,415	$694	$—	$3,330
Line of credit	—	51,000	—	—	51,000
Long-term debt(1)	—	—	—	96,481	96,481
Interest on long-term debt(1)	8,930	17,792	17,964	56,481	101,167

Total	$10,151	$70,207	$18,658	$152,962	$251,978

(1)	Glacier has a beneficial interest in $2.6 million of its long-term debt and in $2.8 million of the interest on its long-term debt. See Notes 1(g) and 3(a) to the Consolidated Financial Statements.

Glacier is also obligated to make commission payments to retailers based on a percentage of vending machine revenues. It is unable to determine the amount of these future payments due to the fact that they are based on future revenues.

Off-Balance Sheet Arrangements

Glacier’s only “off-balance sheet” obligations are for operating leases that are disclosed in the notes to its consolidated financial statements.

New Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board, or FASB, issued Auditing Standards Update (ASU) No. 2014-02, Accounting for Goodwill (a consensus of the Private Company Council), which allows a private company to amortize goodwill on a straight-line basis over 10 years, or less if the Company demonstrates that another useful life is more appropriate. The ASU also permits a private company to use a simplified goodwill impairment model. ASU 2014-02 is effective prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. Glacier has not adopted this ASU and does not expect it to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the update (1) specifies the accounting for some costs to obtain or fulfill a contract with a customer and (2) expands disclosure requirements related to revenue and cash flows arising from contracts with customers. The update permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers – Deferral of the Effective Date, which approved a one-year deferral of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted as of the original effective date for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. Glacier has not yet adopted this ASU and is currently evaluating the impact on the consolidated financial statements.

In December 2014, the FASB issued ASU 2014-18, Accounting for Identifiable Intangible Assets in a Business Combination (a consensus of the Private Company Council), which allows a private company to elect an accounting alternative to recognize fewer intangible assets in a business combination. A private company that elects this accounting alternative no longer would recognize noncompetition agreements and certain customer-related intangible assets separate from goodwill. A private company that elects this accounting alternative also must adopt the private company alternative to amortize goodwill under ASU No. 2014-02. However, a private company that elects the accounting alternative in ASU No. 2014-02 is not required to adopt the amendments in this ASU. The decision to adopt the accounting alternative must be made at the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015. If the transaction occurs in the first fiscal year beginning after December 15, 2015, the adoption will be effective for that fiscal year’s annual financial reporting and for all interim and annual periods thereafter. If the transaction occurs in a fiscal year beginning after December 15, 2016, the adoption will be effective in the interim period that includes the date of that first transaction and for subsequent interim and annual periods. Glacier has not yet made the decision with regards to the adoption of ASU 2014-18.

In April 2015, the FASB issued ASU 2015-03, which amends Topic 835, Other Presentation Matters. The amendments in this ASU require that debt issuance costs be reported on the balance sheet as a direct reduction of the face amount of the debt instrument they relate to, and should not be classified as a deferred charge, as was previously required under the Accounting Standards Codification. ASU 2015-03 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2015; early adoption is permitted. Glacier has not yet adopted this ASU and does not expect it to have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The effective date of the amendments noted in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2017, with earlier application being permitted for all entities as of the beginning of an interim or annual reporting period. In accordance with the ASU, the amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. Glacier has early adopted the amendments noted in this Update, and have retrospectively applied the amendments to all periods presented which resulted in a reclassification of net current deferred liabilities to net noncurrent deferred tax liabilities in the consolidated balance sheet as of December 28, 2014, January 3, 2016 and October 2, 2016 for $531,000, $838,000 and $1,063,000, respectively.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new topic supersedes Topic 840, Leases, and increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases presently classified as operating leases, and requires disclosures of key information about leasing arrangements. The effective date of ASU 2016-02 is for reporting periods beginning after December 15, 2019. Early application is permitted. ASU 2016-02 mandates a modified retrospective transition method. Glacier has not yet adopted this ASU and is currently evaluating the impact on the consolidated financial statements.

Impact of Inflation

The primary inflationary factors affecting Glacier’s operation include labor and other operating expenses. Glacier does not believe that inflation has materially affected earnings during the past three years. Substantial increases in costs and expenses could have a significant impact on its operating results to the extent that such increases cannot be passed on through retail price increases for vended water sold to consumers.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Compensation Paid to Glacier Directors

For his services as a member of the board of directors of Glacier Water Services, Inc. for the fiscal year ended January 3, 2016, Charles Norris received $132,000 of cash compensation. Mr. Norris received no additional compensation for his services as a director of Glacier Water Services, Inc. in the fiscal year ended January 3, 2016.

Glacier Security Ownership of Certain Beneficial Owners and Management

The following table provides information about the beneficial ownership of Glacier’s common stock as of October 6, 2016 by:

●	each person that owned more than 5% of Glacier’s outstanding common stock as of such date;

●	each director and executive officer of Glacier; and

●	all of Glacier’s directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes any shares over which a person exercises sole or shared voting or investment power. Under these rules, beneficial ownership also includes any shares as to which the individual or entity has the right to acquire beneficial ownership of within 60 days of October 6, 2016 through the exercise of any warrant, stock option or other right. Except as noted, and subject to community property laws where applicable, Glacier believes that the stockholders named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated in the notes below, the address for each of the individuals listed below is c/o Glacier Water Services, Inc., 1385 Park Center Drive, Vista, California 92081.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)		Percentage of Common Stock Outstanding (%) (1)

Charles A. Norris	501,325	(2)	15.6
Richard A. Kayne	1,193,224	(3)	36.0
William Bell	13,200	(4)	*
Peter Neuwirth	85,850		2.6
Heidi Yodowitz	5,382		*
Brian H. McInerney	140,877	(5)	4.1
Steven D. Stringer	12,908	(6)	*
Tomas A. Conti	20,000	(7)	*
David V. Porcelli	10,000	(8)	*
Luz E. Gonzales	4,191	(9)	*
Timothy A. Bochard	2,000	(10)	*
Directors and executive officers as a group (11 individuals)	1,988,957	(11)	57.3

* Represents beneficial ownership of less than 1.0%.

(1) A total of 3,316,916 shares of common stock were outstanding on October 6, 2016.

(2) Consists of 501,325 shares held in a family trust of which Mr. Norris and his wife are trustees.

(3) Consists of 28,379 shares held individually, 865,545 shares held in a family trust of which Mr. Kayne and his wife are trustees and 299,300 shares held in a family partnership.

(4) Consists of 11,500 shares owned individually, 700 shares owned in an IRA and 1,000 shares owned as joint tenants with his wife.

(5) Consists of 35,380 shares held in a trust of which Mr. McInerney and his wife are trustees and 105,497 shares issuable upon exercise of stock options.

(6) Consists of 2,908 shares owned individually and 10,000 shares issuable upon exercise of stock options.

(7) Consists of 20,000 shares issuable upon exercise of stock options.

(8) Consists of 10,000 shares issuable upon exercise of stock options.

(9) Consists of 4,191 shares issuable upon exercise of stock options.

(10) Consists of 2,000 shares issuable upon exercise of stock options.

(11) Includes 151,688 shares issuable upon exercise of stock options

COMPARISON OF RIGHTS OF PRIMO AND GLACIER STOCKHOLDERS

General

Primo and Glacier are incorporated under the laws of the State of Delaware and, accordingly, the rights of the stockholders of each are governed by the DGCL. Before the completion of the Merger, the rights of Glacier stockholders are also governed by the Glacier certificate of incorporation and the Glacier by-laws, and the rights of Primo stockholders are also governed by the Primo certificate of incorporation and the Primo by-laws. Upon completion of the Merger, each share of Glacier common stock issued and outstanding immediately prior to the effective time of the Merger (other than any dissenting shares and any shares of Glacier common stock held in treasury of Glacier or shares owned by Glacier or any of its subsidiaries), each minority LLC common unit issued and outstanding immediately prior to the effective time of the Merger, and each Option Allocated Share, will be converted into the right to receive the Merger consideration, which will include shares of Primo common stock, cash and warrants. As a result, upon completion of the Merger, the rights of Glacier stockholders who become Primo stockholders in the Merger will be governed by the DGCL, the Primo certificate of incorporation and the Primo by-laws.

Certain Differences Between the Rights of Stockholders of Primo and Stockholders of Glacier

The following is a summary of material differences between the rights of Primo stockholders and the rights of Glacier stockholders. While Primo and Glacier believe that this summary covers the material differences between the two, this summary may not contain all of the information that is important to you. This summary is not intended to be a complete discussion of the respective rights of Primo stockholders and Glacier stockholders, and it is qualified in its entirety by reference to the DGCL and the various documents of Primo and Glacier to which Primo and Glacier refer in this summary. Primo and Glacier urge you to carefully read this entire consent solicitation statement/prospectus, the relevant provisions of the DGCL and the other documents to which Primo and Glacier refer in this consent solicitation statement/prospectus for a more complete understanding of the differences between the rights of a Primo stockholder and the rights of a Glacier stockholder. Primo and Glacier will send copies of their respective documents referenced in this summary of stockholder rights to you, without charge, upon your request. See the section titled “Where You Can Find Additional Information” beginning on page 150.

	Primo	Glacier
Authorized Capital

The Primo charter authorizes Primo to issue 80,000,000 shares of its capital stock divided into two classes: 70,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

The Glacier charter authorizes Glacier to issue 10,100,000 shares of its capital stock divided into two classes: 10,000,000 shares of common stock, $0.01 par value per share, and 100,000 shares of preferred stock, $0.01 par value per share.

The Primo board of directors is authorized to issue the preferred stock in one or more series, to fix the number of shares constituting such series, the designation of such series, the voting rights (if any) of the shares of such series, and the preferences and relative participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of the shares of such series. As of the date of this consent solicitation statement/prospectus, the Primo board of directors has not fixed the terms of any series of preferred stock.

The Glacier board of directors is authorized to issue the preferred stock in one or more series, to fix the number of shares constituting such series, the designation of such series, the voting rights (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of the shares of such series. As of the date of this consent solicitation statement/prospectus, the Glacier board of directors has fixed the terms of one series of non-voting preferred stock known as “Redeemable Convertible Preferred Stock” and designated 16,000 shares of the 100,000 shares of preferred stock authorized by the Glacier charter as “Redeemable Convertible Preferred Stock.”

	Primo	Glacier
Outstanding Capital Stock; Issuance of Additional Shares	As of October 6, 2016, there were 26,040,871 shares of Primo common stock outstanding and no shares of preferred stock outstanding.	As of October 6, 2016, there were 3,316,916 shares of Glacier common stock outstanding and no shares of preferred stock outstanding.

Size and Qualifications of the Board of Directors

The Primo charter provides that, subject to the rights of holders of any series of preferred stock with respect to the election of directors, the number of directors constituting the Primo board of directors shall consist of not less than three nor more than twelve members, with the precise number of directors to be determined from time to time by resolution of the Primo board of directors.

The Glacier bylaws provide that the number of directors constituting the Glacier board of directors shall consist of not less than one nor more than nine members, with the precise number of directors to be determined from time to time by resolution of the Glacier board of directors.

	As of the date of this consent solicitation statement/prospectus, the Primo board of directors consists of six directors.	As of the date of this consent solicitation statement/prospectus, the Glacier board of directors consists of six directors.

Classification of the Board of Directors

The Primo board of directors is divided into three classes. Under the Primo charter, subject to the rights of holders of any series of preferred stock with respect to any directors elected (or to be elected) by the holders of such series, one class of directors is elected at each annual meeting of stockholders for a term of three years.

The Glacier board of directors is not divided into separate classes.

	Primo	Glacier
Election of the Board of Directors	Primo’s bylaws provide that directors shall be elected at the annual meeting of stockholders, and that directors shall be elected by a plurality of the votes cast at the annual meeting.	Glacier’s bylaws provide that directors shall be elected at the annual meeting of stockholders.

Vacancies on the Board of Directors

The Primo charter provides that, subject to the rights of holders of any series of preferred stock with respect to the election of directors, and except as otherwise provided by Delaware law, any vacancy on the Primo board of directors or newly created directorships may be filled only by a vote of a majority of the remaining members of the Primo board of directors and not by Primo stockholders, although less than a quorum, or by a sole remaining director.

Glacier’s bylaws provide that any vacancy on the Glacier board of directors or newly created directorships may be filled by a majority of the remaining members of the Glacier board of directors, although less than a quorum, or by a sole remaining director.

A person elected by the Primo board of directors to fill a vacancy or newly created directorship shall hold office until the next election of the class of directors for which such director shall have been assigned by the Primo board of directors and until such director’s successor shall be duly elected and qualified or, if earlier, his or her death, resignation or removal.

A person elected by the Glacier board of directors shall hold office until the next annual election or until such director’s successor has been duly elected and qualified, unless sooner displaced.

Glacier’s bylaws also provide that, if at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board of directors (as constituted immediately prior to any such increase), the Delaware Court of Chancery may, upon application of any holders of Glacier stock representing at least 10% of the shares then outstanding and having the right to vote in the election of directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

	Primo	Glacier
Removal of Directors

The Primo charter provides that, subject to the rights of holders of any series of preferred stock with respect to the election of directors and as otherwise provided under Delaware law, directors may be removed by Primo stockholders only for cause.

Glacier’s bylaws provide that, except as otherwise provided by Glacier’s charter or Delaware law, directors may be removed by Glacier stockholders with or without cause.
Notice of Stockholders’ Meetings

Primo’s bylaws provide that notice of annual and special meetings of stockholders will be delivered not less than ten no more than sixty days before the date of such meeting to each stockholder of record entitled to notice of the meeting.

Glacier’s bylaws provide that notice of annual and special meetings will be delivered not less than ten nor more than sixty days before the date of such meeting to each stockholder entitled to vote at such meeting.

Stockholder Action Without a Meeting	Stockholder action by written consent is prohibited by the Primo charter.

Glacier’s bylaws provide that, except as provided by Glacier’s charter, Glacier stockholders may act by written consent when signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote on such matter were present and voted.

Special Meetings of Stockholders

The Primo charter provides that, except as may be provided by resolution of Primo’s board of directors providing for any series of preferred stock, stockholders are prohibited from calling special meetings of stockholders, and such special meetings may be called only by Primo’s board of directors, the chairperson of Primo’s board of directors, or the chief executive officer of Primo (or, in the absence of a chief executive officer, the president of Primo).

Glacier’s bylaws provide that special meetings of stockholders may be called by (i) the chief executive officer or (ii) holders of Glacier stock representing at least 25% of the entire capital stock of Glacier issued and outstanding and entitled to vote at such special meeting.

Stockholder Quorum

Primo’s bylaws provide that, except as may be provided by Delaware law, stockholders representing, either in person or by proxy, a majority of the Primo shares entitled to vote shall constitute a quorum for a meeting of Primo’s stockholders.

Glacier’s bylaws provide that, except as may be provided in the Glacier charter or by statute, stockholders representing, either in person or by proxy, a majority of the Glacier stock issued and outstanding and entitled to vote shall constitute a quorum for a meeting of Glacier’s stockholders.

	Primo	Glacier
Limitation on Liability of Directors

The Primo charter limits the personal liability for monetary damages of Primo’s directors to the fullest extent permitted by Delaware law. Accordingly, under the Primo charter and Section 102 of the DGCL, Primo’s directors shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived any improper personal benefit.

Under the Glacier charter, Glacier’s directors shall not be personally liable to the corporation or its stockholders for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived any improper personal benefit.

Indemnification of Directors and Officers

The Primo charter provides that Primo is permitted to provide indemnification of its directors, officers and agents (and any other persons to which the DGCL permits Primo to provide indemnification) to the fullest extent permitted under Delaware law.

Primo’s bylaws provide that Primo shall indemnify any director or officer who is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Primo) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to Primo’s best interests. With respect to any criminal action or proceeding, such person must not have had reasonable cause to believe such person’s conduct was unlawful.

With respect to actions or suits by or in Primo’s right to procure a judgment in its favor, Primo shall similarly indemnify directors and officers against expenses (including attorneys’ fees) actually and reasonably incurred by such person reasonably believed to be in or not opposed to Primo’s best interests; provided, that Primo shall not indemnify any such person in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Primo unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for expenses that such court shall deem proper.

Glacier’s bylaws provide that Glacier shall indemnify its officers, directors, employees and agents to the extent permitted by the DGCL.

	Primo	Glacier
Advancement of Expenses

Primo’s bylaws provide that expenses (including attorneys’ fees) actually and reasonably incurred by a person entitled to indemnification under Primo’s bylaws shall be paid by Primo in advance of the final disposition of such action, suit or proceeding upon receipt by Primo of an undertaking by such person to repay such amount if it is ultimately determined that such person is not entitled to indemnification by Primo under Primo’s bylaws.

The Glacier charter and Glacier’s bylaws are silent with respect to the advancement of certain expenses to persons entitled to indemnification by Glacier.
Amendment of Certificate of Incorporation

Under the DGCL, an amendment to the certificate of incorporation requires a board resolution approving the amendment and approval by a majority of the voting power of the outstanding capital stock entitled to vote thereon, unless the certificate of incorporation requires a greater proportion for approval or the DGCL or the certificate of incorporation imposes a separate class or series vote. As there currently is only one outstanding class of Primo capital stock, in general, the affirmative vote of a majority of the voting power of the outstanding shares of Primo common stock is required to approve a proposed amendment to the Primo charter. The Primo charter also provides that the affirmative vote of the holders of at least two thirds (66 ⅔%) of the voting power of all then outstanding shares of Primo capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt provisions to the Primo charter concerning, among other things, (i) the authorized shares of Primo capital stock and the voting rights of each such class or series of capital stock; (ii) the number, division into classes, election, term, removal and power to fill vacancies and newly elected directorships of the Primo board of directors; (iii) director authority to amend Primo’s bylaws; (iv) stockholder authority to act by written consent, call special meetings and propose business and nominate candidates for election at meetings of stockholders; and (v) the limitation of personal liability of directors and indemnification rights of Primo directors and officers.

Under the DGCL, an amendment to the certificate of incorporation requires a board resolution approving the amendment and approval by a majority of the voting power of the outstanding capital stock entitled to vote thereon, unless the certificate of incorporation requires a greater proportion for approval or the DGCL or the certificate of incorporation imposes a separate class or series vote. Glacier’s certificate of designation, preferences and rights with respect to its Redeemable Convertible Preferred Stock provides that all shares of Redeemable Convertible Preferred Stock shall be nonvoting except as required by the DGCL. Thus, in general, the affirmative vote of a majority of the voting power of the outstanding shares of Glacier capital stock is required to approve a proposed amendment to the Glacier charter.

	Primo	Glacier
Amendment of Bylaws

Primo’s bylaws provide that the bylaws may be amended, altered or repealed, and new bylaws may be adopted, (i) by the affirmative vote or consent of a majority of the voting power of all shares of Primo capital stock then entitled to vote generally in the election of directors, voting together as a single class or (ii) by the affirmative vote of a majority of the directors then holding office or by the unanimous written consent of Primo’s board of directors.

The Glacier charter and Glacier’s bylaws provide that the bylaws may be amended, altered or repealed, and new bylaws may be adopted, by (i) the affirmative vote or consent of a majority of the voting power of all shares of Glacier capital stock then entitled to vote thereon or (ii) the affirmative vote of a majority of the directors then holding office.

Stockholder Proposals and Nomination of Director Candidates by Stockholders

Primo’s bylaws permit stockholders to propose business to be brought before a stockholder meeting, including nominations for the election of directors, subject to timely and proper notice of such business in accordance with the requirements set forth in Primo’s bylaws.

Primo’s bylaws permit stockholders of record to nominate candidates for election to Primo’s board of directors at a meeting of stockholders at which directors are to be elected only if they give timely and proper notice of the persons nominated.

To be timely, a stockholder’s notice to propose business to be brought before a stockholders meeting or nominations made in connection with an annual meeting of stockholders, in each case, a stockholder’s notice must be delivered to or mailed and received at Primo’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the date of the immediately preceding annual meeting, unless if the date of the annual meeting is more than 30 days earlier or more than 60 days later than such anniversary date, where such stockholder’s notice must be delivered or received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The Glacier charter and Glacier’s bylaws do not set forth any restrictions on the rights of stockholders to bring forth business at any annual meeting of stockholders. Glacier’s bylaws provide that business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

	Primo	Glacier

To be in proper form, a stockholder’s notice of proposed business to be brought before a stockholders meeting must set forth a brief description of each item of business desired to be brought before the meeting and the reasons for conducting such business at the meeting, among other certain additional information specified in Primo’s bylaws regarding the stockholder making the proposal.

To be in proper form, a stockholder’s notice regarding the nomination made in connection with an annual meeting of stockholders must set forth certain information specified in Primo’s bylaws regarding the persons being nominated and the stockholder making the nomination.

Declaration and Payment of Dividends

The Primo bylaws provide that, subject to the requirements of the DGCL and the Primo charter, Primo’s board of directors may from time to time declare, and Primo may pay, dividends on its outstanding shares of capital stock.

Glacier’s bylaws provide that, subject to the Glacier charter, Glacier’s board of directors may from time to time declare, and Glacier may pay, dividends on its outstanding shares of capital stock.

Glacier’s certificate of designation, preferences and rights with respect to its Redeemable Convertible Preferred Stock provides that Glacier’s board of directors shall declare and pay, on a quarterly basis, a dividend on the outstanding shares of Redeemable Convertible Preferred Stock in the amount of 8% per annum of the original purchase price of each such share. Additionally, if after such dividends have been declared and paid, the Board elects to declare and pay a dividend on the outstanding shares of Glacier common stock, each share of Glacier Redeemable Convertible Preferred Stock shall participate in such divided with each such share being deemed for such purpose to be equal to the number of shares of Glacier common stock into which such share of Redeemable Convertible Preferred Stock is then convertible.

Forum Selection; Exclusive Jurisdiction	The Primo charter and Primo’s bylaws do not contain a forum selection provision.	The Glacier charter and Glacier’s bylaws do not contain a forum selection provision.

LEGAL MATTERS

The validity of (i) the shares of common stock that Primo will issue pursuant to the Merger Agreement, (ii) the warrants to purchase shares of Primo common stock that Primo will issue pursuant to the Merger Agreement and (iii) the shares of common stock that Primo will issue upon exercise of the warrants, in each case, will be passed upon for Primo by Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan L.L.P.

EXPERTS

The consolidated financial statements as of December 31, 2015 and for the year ended December 31, 2015 and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2015 incorporated by reference in this consent solicitation statement/prospectus have been so incorporated in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Primo Water Corporation as of December 31, 2014 and for each of the years in the two-year period ended December 31, 2014 incorporated in this consent solicitation statement/prospectus and Registration Statement by reference from the Primo Water Corporation Annual Report on Form 10-K for the year ended December 31, 2015 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon, incorporated herein by reference in this consent solicitation statement/prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Glacier Water Services, Inc. as of January 3, 2016 and December 28, 2014 and for the years ended January 3, 2016 and December 28, 2014 have been included herein and in this consent solicitation statement/prospectus in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Primo has filed with the SEC a registration statement on Form S-4, of which this consent solicitation statement/prospectus is a part, under the Securities Act, to register the issuance of Primo common stock and warrants to purchase shares of Primo common stock in the Merger, as well as the issuance of shares of Primo common stock upon the exercise of the warrants. The registration statement, including the attached appendices, exhibits and schedules, contains additional relevant information about Primo, Primo common stock, warrants to purchase shares of Primo common stock and Glacier. As allowed by SEC rules, this consent solicitation statement/prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Primo files annual, quarterly and current reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a web site that contains such reports, proxy statements and other information about public companies, including Primo’s filings. You may read and copy any materials filed with the SEC by Primo free of charge at the SEC’s web site, http://www.sec.gov. You may also read and copy any materials filed with the SEC by Primo at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, investors and security holders may obtain free copies of the registration statement and the consent solicitation statement/prospectus (when available) and other documents filed with the SEC by Primo by accessing Primo’s web site at www.primowater.com by clicking on the “Investor Relations” link and then clicking on the “SEC Filings” link or by contacting Primo’s Investor Relations by calling 336-331-4000. The information on Primo’s web site is not part of this consent solicitation statement/prospectus.

The SEC allows Primo to “incorporate by reference” information into this consent solicitation statement/prospectus. This means that Primo can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this consent solicitation statement/prospectus, except for any information that is superseded by information that is included directly in this consent solicitation statement/prospectus or incorporated by reference subsequent to the date of this consent solicitation statement/prospectus.

Primo incorporates by reference the following documents Primo has filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 001-34850), other than information in these documents that is not deemed to be filed with the SEC:

●	Primo’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 9, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the SEC on May 4, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed with the SEC on August 3, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 2, 2016;

●	Primo’s Current Reports on Form 8-K filed with the SEC on April 29, 2016, October 11, 2016 and November 1, 2016; and

●

The description of Primo’s common stock contained in the Registration Statement on Form S-1 filed with the SEC on March 12, 2010, as amended (File No. 333-165452), which description is incorporated by reference into the Registration Statement on Form 8-A (File No. 001-34850) filed with the SEC pursuant to Section 12(b) of the Exchange Act on August 11, 2010, including any amendment or report filed for the purpose of updating such description.

In addition, Primo incorporates by reference herein any filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the intial registration statement that contains this consent solicitation statement/prospectus and prior to the effectiveness of this registration statement that contains this consent solicitation statement/prospectus, and any future filings Primo makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this consent solicitation statement/prospectus and prior to the effective date of the Merger. These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any current report on Form 8-K, as well as proxy statements.

This consent solicitation statement/prospectus is accompanied by a copy of each of the following documents, which are incorporated by reference into this consent solicitation statement/prospectus to the extent set forth above:

●	Primo’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 9, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended March 31, 2016, filed with the SEC on May 4, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended June 30, 2016, filed with the SEC on August 3, 2016;

●	Primo’s Quarterly Report on Form 10-Q for the period ended September 30, 2016, filed with the SEC on November 2, 2016;

●	Primo’s Current Reports on Form 8-K filed with the SEC on April 29, 2016, October 11, 2016 and November 1, 2016; and

●

The description of Primo’s common stock contained in the Registration Statement on Form S-1 filed with the SEC on March 12, 2010, as amended (File No. 333-165452), which description is incorporated by reference into the Registration Statement on Form 8-A (File No. 001-34850) filed with the SEC pursuant to Section 12(b) of the Exchange Act on August 11, 2010, including any amendment or report filed for the purpose of updating such description.

Primo and Glacier have not authorized anyone to give any information or make any representation about the Merger or Primo and Glacier that is different from, or in addition to, that contained in this consent solicitation statement/prospectus or in any of the materials that Primo has incorporated into this consent solicitation statement/prospectus by reference. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this consent solicitation statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this consent solicitation statement/prospectus does not extend to you. The information contained in this consent solicitation statement/prospectus is accurate only as of the date of this document unless the information specifically indicates that another date applies, and neither the mailing of this consent solicitation statement/prospectus to the Glacier equityholders nor the issuance of Primo common stock in the Merger should create any implication to the contrary.

GLACIER WATER SERVICES, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Interim Unaudited Condensed Financial Statements:
Condensed Consolidated Financial Statements:

Condensed Consolidated Balance Sheets as of January 3, 2016 and October 2, 2016	F-2

Condensed Consolidated Statements of Operations for the nine months ended September 27, 2015 and October 2, 2016	F-3

Condensed Consolidated Statements of Cash Flows for the nine months ended September 27, 2015 and October 2, 2016	F-4

Notes to Condensed Consolidated Financial Statements	F-5

Annual Financial Statements:
Independent Auditors’ Report	F-10

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 28, 2014 and January 3, 2016	F-11

Consolidated Statements of Operations for the years ended December 28, 2014 and January 3, 2016	F-12

Consolidated Statements of Comprehensive Loss for the years ended December 28, 2014 and January 3, 2016	F-13

Consolidated Statements of Stockholders’ Deficit for the years ended December 28, 2014 and January 3, 2016	F-14

Consolidated Statements of Cash Flows for the years ended December 28, 2014 and January 3, 2016	F-15

Notes to Consolidated Financial Statements	F-16

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share data)

(Unaudited)

Assets	January 3, 2016	October 2, 2016
Current assets:
Cash	$5,340	5,843
Accounts receivable, net of allowance for doubtful accounts of $64 as of January 3, 2016 and October 2, 2016	2,995	4,315
Repair parts	5,371	5,161
Prepaid expenses and other current assets	2,111	1,795
Total current assets	15,817	17,114

Property and equipment, net	63,490	61,501
Goodwill	18,747	18,747
Intangible assets, net	3,851	3,310
Investment in Glacier Water Trust I Common Securities	2,629	2,629
Investment in Glacier Water Trust I Preferred Securities	3,648	3,648
Deferred financing costs, net	3,699	3,567
Other assets	743	722
Total assets	$112,624	111,238
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,663	2,244
Accrued commissions	5,703	5,861
Accrued liabilities	4,465	4,640
Bank overdraft	1,984	2,600
Total current liabilities	13,815	15,345
Junior subordinated debentures	87,629	87,629
Line of credit	50,000	51,000
Series B Junior subordinated debentures	10,624	10,740
Contingent consideration liability	2,022	2,097
Deferred Tax Liability	838	1,063
Long-term portion of deferred rent	44	57
Total liabilities	164,972	167,931
Commitments and contingencies
Stockholders’ deficit:

Preferred stock, $0.01 par value; liquidation preference $100 per share; 8% cumulative redeemable convertible; Authorized, 100,000 shares; issued and outstanding, 0 shares at January 3, 2016 and October 2, 2016

Common stock, $0.01 par value. Authorized, 10,000,000 shares; issued 4,904,522, outstanding 3,316,916, at January 3, 2016 and October 2, 2016,	50	50
Additional paid-in capital	24,538	24,538
Accumulated deficit	(71,415)	(75,598)
Treasury stock, at cost, 1,587,606 shares at January 3, 2016 and October 2, 2016	(32,562)	(32,562)
Accumulated other comprehensive income	(424)	(316)
Total stockholders’ deficit of Glacier Water Services, Inc.	(79,813)	(83,888)
Noncontrolling interest	27,465	27,195
Total stockholders’ deficit	(52,348)	(56,693)
Total liabilities and stockholders’ deficit	$112,624	111,238

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

(In thousands, except share and per share data)

(Unaudited)

	Nine Months Ended
	September 27, 2015	October 2, 2016
Revenues	$104,199	105,956
Cost of revenues:
Operating expenses	71,437	73,083
Depreciation and amortization	12,498	12,513
Total cost of revenues	83,935	85,596
Gross profit	20,264	20,360
Selling, general, and administrative expenses	14,028	14,511
Income from operations	6,236	5,849
Other expenses:
Other expense	2,002	1,553
Interest expense	8,232	8,479
Total other expense	10,234	10,032
Net income (loss) before income taxes	(3,998)	(4,183)
Income tax expense	245	270
Net income (loss) attributable to Glacier Water Services, Inc.	(4,243)	(4,453)
Net income (loss) attributable to noncontrolling interest	(258)	(270)
Net income (loss) attributable to Glacier Water Services, Inc.	$(3,985)	(4,183)

Basic and diluted net income (loss) per share:
Basic net income (loss) per share	$(1.20)	(1.26)
Weighted average shares used in calculation	3,315,845	3,316,916

Diluted net income (loss) per share	$(1.20)	(1.26)
	3,315,845	3,316,916

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Nine Months Ended
	September 27, 2015	October 2, 2016
Cash flows from operating activities:
Net lncome (Loss)	$(4,243)	(4,453)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,498	12,513
Stock-based compensation	70	0
Original issue discount on Series B junior subordinated debentures	116	116
Loss (gain) on disposal and write-down of equipment	8	18
Changes in operating assets and liabilities:
Accounts receivable	(660)	(1,321)
Repair parts	(248)	210
Prepaid expenses and other current assets	(905)	316
Other assets	(614)	(826)
Deferred rent	1	14
Accounts payable, accrued liabilities, and accrued commissions	2,281	1,072
Net cash provided (used) by operating activities	8,304	7,659
Cash flows from investing activity:
Investment in property and equipment	(8,614)	(8,778)
Net cash used in investing activities	(8,614)	(8,778)
Cash flows from financing activities:
Principal payments on line of credit	(5,000)	(7,535)
Proceeds from line of credit	7,000	8,535
Proceeds from exercise of stock options	52	0
Bank overdraft	1,077	617
Payment of contingent consideration	(705)	0
Net cash provided by financing activities	2,424	1,617
Net increase (decrease) in cash	2,114	498
Effect of exchange rate changes on cash	(14)	5
Cash, beginning of period	4,519	5,340
Cash, end of period	$6,619	5,843

Supplemental disclosures of cash flow information and noncash investing and and financing activities:
Cash paid for interest	$7,952	8,174
Cash paid for income taxes	40	46
Acquisition of property and equipment included in accounts payable	198	144

Basis of presentation

Description of Business

Glacier Water Services, Inc. and subsidiaries (the Company), a Delaware corporation, is a provider of filtered drinking water dispensed directly to consumers through technologically advanced, self-service vending machines located at major retailers throughout the United States and Canada. The Company also operates in-store ice bagging machines at selected retailers in the United States and Canada. The machines are placed at supermarkets and other retail outlets under commission arrangements with the retailers. The Company operates an extensive network of coin-operated and non-coin operated machines supported by an in-house national field service organization. The Company’s revenues are subject to seasonal fluctuations, with decreased revenues during rainy or cold weather months and increased revenues during dry or hot weather months. As October 2, 2016, the Company operated approximately 23,300 machines in 47 states and Canada.

Basis of Accounting

The condensed consolidated balance sheets and related condensed consolidated statements of operations, and cash flows contained in this Form S-4, which are unaudited, include the accounts of Glacier Water Services, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. In the opinion of management, all entries necessary for a fair presentation of such condensed consolidated financial statements have been included. These entries consist only of normal recurring items. The results of operation for the interim period are not necessarily indicative of the results to be expected for any other interim period or for the entire fiscal year.

The condensed consolidated financial statements do not include all information and notes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with United States Generally accepted accounting principles. Please refer to the Company’s audited consolidated financial statements and the related notes for the year ended January 3, 2016, contained in this Form S-4

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: useful lives of property and equipment, valuation of intangibles and long-lived assets, and the estimate of accrued revenues.

Fiscal Year

The Company utilizes a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31. The nine months of fiscal year 2015 and 2016 ended on September 27, 2015 and October 2, 2016, respectively. Fiscal year 2015 ended on January 3, 2016 and consisted of 53 weeks

Loss per Common Share

Basic loss per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted loss per share is based upon the weighted average number of common shares outstanding and potentially dilutive securities during the period.

 Potentially dilutive securities include shares issuable in connection with outstanding restricted shares and options granted under the Company’s stock option plans using the treasury stock method. For the nine months ended September 27, 2015 and October 2, 2016, a total of 32,079 and 20,097 potentially dilutive securities, respectively, were not used to calculate diluted loss per share because of their antidilutive effect (in thousands, except share and per share data).

	Nine months ended
	September 27,	October 2,
	2015	2016
Numerator – net loss attributable to Glacier Water Services, Inc.	$(3,985)	(4,183)
Denominator – weighted average common shares:
Basic and diluted shares	3,316,916	3,316,916
Loss per share:
Basic and dilutive loss per share	$(1.20)	(1.26)

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	January 3,	October 2,
	2016	2016
Prepaid Expenses	$771	529
Prepaid Licenses	832	794
Prepaid Property Tax	304	314
Other Current Assets	204	158
	$2,111	1,795

Property and Equipment and Depreciation

Property and equipment are recorded at cost and consist of the following (in thousands):

	January 3,	October 2,
	2016	2016
Vending equipment	$239,280	246,743
Equipment, furniture, and fixtures	4,304	4,483
Land	58	62
Building	551	580
Leasehold improvements	132	133
	244,325	252,001
Less accumulated depreciation and amortization	(180,835)	(190,500)
	$63,490	61,501

Intangible Assets and Amortization

Finite-lived amortizable intangible assets consist of the following (in thousands):

	January 3,	October 2,
	2016	2016
Patents	$2,980	2,980
Customer relationships	2,430	2,430
Noncompete agreements	190	190
Trade name	390	390
	5,990	5,990
Less accumulated amortization	(2,139)	(2,680)
	$3,851	3,310

 Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	January 3,	October 2,
	2016	2016
Accrued compensation, benefits, and related taxes	$2,309	1,499
Preferred return to noncontrolling interest	465	1,445
Accrued interest	772	739
Accrued property, sales, income, and other taxes	527	396
Other accrued liabilities	392	561
Total accrued liabilities	$4,465	4,640

Line of Credit

On October 23, 2012, the Company amended its credit agreement with City National Bank (CNB), increasing the amount available under the revolving facility to $50,000,000 through September 30, 2015. CNB is the Lead Arranger and Administrative Agent under the amended credit agreement with a second lender added to the facility. The interest rate was modified to prime rate plus between 2.25% and 3.00% or the Eurodollar rate plus between 3.25% and 4.00% depending on certain covenant ratios. The amended credit agreement also includes an accordion feature allowing the Company to request an increase in the credit commitment up to an additional $25,000,000.

On February 27, 2015, the Company amended its credit agreement with CNB, increasing the amount available under the revolving facility to $55,000,000 through September 30, 2018. The amended credit agreement’s accordion feature was also amended, allowing the Company to request an increase in the credit commitment up to an additional $20,000,000. All other provisions of the October 23, 2012 credit agreement remained unchanged.

As of October 2, 2016 there was $51,000,000 outstanding on the credit facility. The interest rate on the outstanding balance as of October 2, 2016 was 4.56%. Availability under the credit facility was $4,000,000 as of October 2, 2016. The line of credit is collateralized by substantially all of the Company’s tangible and intangible assets.

Fair Value Measurements

The Company is required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company’s disclosures of estimated fair value of financial instruments as of January 3, 2016 and October 2, 2016 were determined using available market information. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The carrying amounts for cash and cash equivalents, accounts receivable, and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts for the line of credit also is estimated to approximate fair value as its terms are based on the prime rate plus/minus an applicable margin that is consistent with terms available to market participants of a similar size and operations. The Company utilizes the quoted market price of the Trust to estimate the fair value of its long-term investments, long-term debt, and long-term subordinated debt.

On October 26, 2012, the Company acquired the assets of Aqua Fill, a water vending business. In addition, on August 12, 2013, the Company acquired the assets of ISB – In-Store Bagging Machine Company, LLC, a manufacturer and distributor of ice bagging equipment. Both agreements included contingent consideration arrangements requiring the Company to pay additional consideration based upon certain purchase agreement criteria. For the fiscal years ended December 28, 2014, and January 3, 2016, the Company has determined the fair value measurements of the contingent liabilities based upon a Level 3 probability weighted discounted cash flow analysis. For the Aqua Fill asset acquisition, the final contingent consideration was determined and paid during the year ended January 3, 2016. The balance of the contingent consideration liability at January 3, 2016 is associated to the ISB asset acquisition. The ISB contingent consideration arrangement requires the Company to pay the former owners of ISB additional consideration based upon certain criteria associated with future machine placements and revenue. The Company will reassess the actual consideration earned and the future probability weighted discounted cash flow analysis of the remaining consideration each reporting period and any adjustment to the contingent consideration liability will be recorded to the accompanying consolidated statements of operations.

The following table provides a summary of the recognized assets and liabilities that the Company measures at fair value on a recurring basis (in thousands):

	Balance as of
	October 2,	Basis of fair value measurements
	2016	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration	$2,097	—	—	2,097

	Balance as of
	January 2,	Basis of fair value measurements
	2,016	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration	$2,022	—	—	2,022

 The following table provides a rollforward of the Company’s Level 3 fair value measurements during the years ended January 3, 2016 and October 2, 2016, which consists of the Company’s contingent consideration liabilities (in thousands):

Contingent
consideration
Balance at January 3, 2016	$2,022
Change in fair value	109
Contingent consideration payments	(34)
Balance at January 3, 2016	$2,097

At January 3, 2016 and October 2, 2016, the aggregate Level 1 and Level 2 fair value and carrying value of the Company’s long-term investments and long-term debt are as follows (in thousands):

	January 3, 2016		October 2, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Assets:
Glacier Water Trust I Common Securities (Level 2)	$2,629	2,687	2,629	2,781
Glacier Water Trust I Preferred Securities ( Level 1)	3,648	3,728	3,648	3,860
Liabilities:
Junior subordinated debentures ( Level 2)	$87,629	89,557	87,629	92,711
Series B junior subordinated debentures ( Level 2)	10,624	12,775	10,740	13,225

Business Segment and Geographic Information

The Company operates in a single business operating and reporting segment that provides drinking water to consumers through self-service vending machines and bagged ice through in-store ice bagging machines. The Company has operations in the United States and Canada.

The information presented below shows geographic information relating to revenues from external customers (in thousands):

	Nine months ended
	September 27,	October 2,
	2015	2016
Revenue from external customers:
Domestic	$103,201	104,918
Foreign	998	1,038
Total	$104,199	105,956

The information presented below shows geographic information relating to property and equipment, net (in thousands):

	January 3,	October 2,
	2016	2016
Property and equipment, net:
Domestic	$61,825	59,644
Foreign	1,665	1,857
Total	$63,490	61,501

Independent Auditors’ Report

The Board of Directors
Glacier Water Services, Inc.:

We have audited the accompanying consolidated financial statements of Glacier Water Services, Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 28, 2014 and January 3, 2016, and the related consolidated statements of operations, comprehensive loss, stockholders’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Glacier Water Services, Inc. and its subsidiaries as of December 28, 2014 and January 3, 2016, and the results of their operations and their cash flows for the years then ended, in accordance with U.S. generally accepted accounting principles.

/s/ KPMG, LLP

San Diego, California
April 14, 2016

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 28, 2014 and January 3, 2016

(In thousands, except share data)

	2014	2015
Assets
Current assets:
Cash	$4,519	5,340
Accounts receivable, net of allowance for doubtful accounts of $62 and $63 as of December 28, 2014 and January 3, 2016, respectively	2,844	2,995
Repair parts	5,046	5,371
Prepaid expenses and other current assets	1,347	2,111
Total current assets	13,756	15,817

Property and equipment, net	66,552	63,490
Goodwill	18,747	18,747
Intangible assets, net	4,573	3,851
Investment in Glacier Water Trust I Common Securities	2,629	2,629
Investment in Glacier Water Trust I Preferred Securities	3,648	3,648
Deferred financing costs, net	3,861	3,699
Other assets	973	743
Total assets	$114,739	112,624
Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,617	1,663
Accrued commissions	4,951	5,703
Accrued liabilities	3,964	4,465
Bank overdraft	2,233	1,984
Total current liabilities	12,765	13,815
Junior subordinated debentures	87,629	87,629
Line of credit	46,500	50,000
Series B Junior subordinated debentures	10,466	10,624
Contingent consideration liability	2,225	2,022
Deferred tax liability	531	838
Long-term portion of deferred rent	31	44
Total liabilities	160,147	164,972
Commitments and contingencies (note 5)
Stockholders’ deficit:
Preferred stock, $0.01 par value; liquidation preference $100 per share; 8% cumulative redeemable convertible. Authorized, 100,000 shares; issued and outstanding, 0 shares at December 28, 2014 and January 3, 2016	—	—
Common stock, $0.01 par value. Authorized, 10,000,000 shares; issued 4,904,522, outstanding 3,310,416 and 3,316,916 shares at December 28, 2014 and January 3, 2016	50	50
Additional paid-in capital	24,416	24,538
Accumulated deficit	(65,171)	(71,415)
Treasury stock, at cost, 1,587,606 shares at December 28, 2014 and January 3, 2016	(32,562)	(32,562)

Accumulated other comprehensive loss	(9)	(424)
Total stockholders’ deficit of Glacier Water Services, Inc.	(73,276)	(79,813)
Noncontrolling interest	27,868	27,465
Total stockholders’ deficit	(45,408)	(52,348)
Total liabilities and stockholders’ deficit	$114,739	112,624

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 28, 2014 and January 3, 2016

(In thousands, except share and per share data)

	2014	2015
Revenues	$132,921	138,328
Cost of revenues:
Operating expenses	91,427	95,331
Depreciation and amortization	17,207	16,878
Total cost of revenues	108,634	112,209
Gross profit	24,287	26,119
Selling, general, and administrative expenses	18,829	18,884
Income from operations	5,458	7,235
Other expenses:
Other expense	1,859	2,371
Interest expense	10,790	11,191
Total other expense	12,649	13,562
Loss before income taxes	(7,191)	(6,327)
Income tax expense	400	320
Net loss	(7,591)	(6,647)
Net loss attributable to noncontrolling interest	(462)	(403)
Net loss attributable to Glacier Water Services, Inc.	$(7,129)	(6,244)
Basic and diluted net loss per share	$(2.15)	(1.88)
Weighted average shares used in calculation	3,310,416	3,314,796

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

Years ended December 28, 2014 and January 3, 2016

(In thousands, except share and per share data)

	2014	2015
Net loss	$(7,591)	(6,647)
Other comprehensive loss:
Foreign currency translation adjustment	(225)	(415)
Comprehensive loss	(7,816)	(7,062)
Comprehensive loss attributable to noncontrolling interest	(462)	(403)
Comprehensive loss attributable to Glacier Water Services, Inc.	$(7,354)	(6,659)

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Deficit

Years ended December 28, 2014 and January 3, 2016

(In thousands, except share data)

	Preferred stock		Common stock		Additional paid-in	Accumulated	Treasury	Accumulated other comprehensive income	Noncontrolling
	Shares	Amount	Shares	Amount	capital	deficit	stock	(loss)	interest	Total
Balance, December 29, 2013	—	$—	3,310,416	$50	24,227	(58,042)	(32,562)	216	28,330	(37,781)
Stock-based compensation	—	—	—	—	189	—	—	—	—	189
Comprehensive loss	—	—	—	—	—	(7,129)	—	(225)	(462)	(7,816)
Balance, December 28, 2014	—	—	3,310,416	50	24,416	(65,171)	(32,562)	(9)	27,868	(45,408)
Exercise of stock options	—	—	6,500	—	52	—	—	—	—	52
Stock-based compensation	—	—	—	—	70	—	—	—	—	70
Comprehensive loss	—	—	—	—	—	(6,244)	—	(415)	(403)	(7,062)
Balance, January 3, 2016	—	$—	3,316,916	$50	24,538	(71,415)	(32,562)	(424)	27,465	(52,348)

See accompanying notes to consolidated financial statements.

GLACIER WATER SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 28, 2014 and January 3, 2016

(In thousands)

	2014	2015
Cash flows from operating activities:
Net loss	$(7,591)	(6,647)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,207	16,878
Loss on disposal and write-down of assets	(1)	51
Stock-based compensation	189	70
Original issue discount on Series B Junior subordinated debentures	155	158
Deferred financing costs	147	162
Changes in operating assets and liabilities:
Accounts receivable	(227)	(150)
Repair parts	(702)	(325)
Prepaid expenses and other current assets	485	(764)
Other assets	(1,707)	(1,296)
Deferred rent	(60)	12
Accounts payable, accrued liabilities, and accrued commissions	950	1,992
Net cash provided by operating activities	8,845	10,141
Cash flows from investing activities:
Investment in property and equipment	(11,493)	(11,891)
Net cash used in investing activities	(11,493)	(11,891)
Cash flows from financing activities:
Principal payments on line of credit	(5,000)	(6,000)
Proceeds from line of credit	8,000	9,500
Bank overdraft	(64)	(249)
Payment of contingent consideration	(23)	(720)
Proceeds from exercise of stock options	—	52
Net cash provided by financing activities	2,913	2,583
Net increase in cash	265	833
Effect of exchange rate changes on cash	(10)	(12)
Cash, beginning of year	4,264	4,519
Cash, end of year	$4,519	5,340
Supplemental disclosures of cash flow information and noncash investing and financing activities:
Cash paid for interest	$10,344	10,954
Cash paid for income taxes	101	37
Acquisition of property and equipment included in accounts payable	22	116

See accompanying notes to consolidated financial statements.

Summary of Significant Accounting Policies

Description of Business

Glacier Water Services, Inc. and subsidiaries (the Company), a Delaware corporation, is a provider of filtered drinking water dispensed directly to consumers through technologically advanced, self-service vending machines located at major retailers throughout the United States and Canada. The Company also operates in-store ice bagging machines at selected retailers in the United States and Canada. The machines are placed at supermarkets and other retail outlets under commission arrangements with the retailers. The Company operates an extensive network of coin-operated and non-coin operated machines supported by an in-house national field service organization. The Company’s revenues are subject to seasonal fluctuations, with decreased revenues during rainy or cold weather months and increased revenues during dry or hot weather months. As of December 28, 2014 and January 3, 2016, the Company operated approximately 23,400 and 23,000 machines, respectively, in 47 states and Canada.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Glacier Water Services, Inc. and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. These estimates and assumptions include, but are not limited to, assessing the following: useful lives of property and equipment, valuation of intangibles and long-lived assets, and the estimate of accrued revenues.

Fiscal Year

The Company utilizes a fiscal year of 52 or 53 weeks ending on the Sunday closest to December 31. Fiscal year 2014 ended on December 28, 2014 and consisted of 52 weeks. Fiscal year 2015 ended on January 3, 2016 and consisted of 53 weeks.

Other Comprehensive Loss

Components of other comprehensive loss include net loss and foreign currency translation adjustments.

Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. The Company reviews its allowance for doubtful accounts monthly. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Investments

The Company holds 105,154 shares of Glacier Water Trust I Common Securities of $2,629,000 at December 28, 2014 and January 3, 2016, and 145,920 shares of Glacier Water Trust I Preferred Securities of $3,648,000 at December 28, 2014 and January 3, 2016, respectively, as long-term investments. The Glacier Water Trust I Preferred Securities have a liquidation amount of $25.00 per security. Glacier Water Trust I (the Trust) is considered a variable interest entity (VIE) under Financial Accounting Standards Board (FASB) authoritative guidance for consolidation of VIEs. The Trust exists for the sole purpose of issuing Trust Securities and purchasing Junior subordinated debentures issued by the Company (note 3(a)). As the Company is not the primary beneficiary of the Trust, the financial statements of the Trust are not consolidated with those of the Company. At December 28, 2014 and January 3, 2016, there were 3,254,080 Trust Preferred Securities outstanding (in addition to the 145,920 held by the Company).

The Company determines the appropriate classification of investments at the time of purchase based on management’s intent and such designation is reevaluated as of each balance sheet date. The Trust Preferred Securities are classified as held-to-maturity investments and, therefore, are stated at amortized cost as the Company has the ability and intent to hold the debt securities to the maturity date in 2028.

The Company follows the FASB authoritative guidance for investments on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other than temporary, and on measuring such impairment loss. The Company uses various indicators in determining whether a security is other-than-temporarily impaired, including for debt securities, when it is probable that the contractual interest and principal will not be collected. The debt securities are monitored for changes in credit ratings. Adverse changes in credit ratings could affect the estimated cash flows of the underlying collateral or issuer. No impairment loss was recorded for the years ended December 28, 2014 and January 3, 2016.

Fair Value of Financial Instruments

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date

See note 4 to the consolidated financial statements.

Repair Parts

Repair parts are stated at cost (moving weighted average). Repair parts consist of operating components that are used to replace or refurbish components installed in vending machines, thereby maintaining the overall life of the vending machine at its estimated useful life.

Long-Lived Assets

The Company evaluates and assesses its long-lived assets for impairment by periodically assessing triggering events for the impairment of long-lived assets. The impairment analysis requires the use of assumptions and judgments regarding the carrying value and estimated lives of these assets. For the years ended December 28, 2014 and January 3, 2016, there has been no impairment of long-lived assets recorded.

Property and Equipment and Depreciation

Property and equipment are recorded at cost and consist of the following (in thousands):

	December 28,	January 3,
	2014	2016
Vending equipment	$233,115	239,280
Equipment, furniture, and fixtures	4,312	4,304
Land	70	58
Building	656	551
Leasehold improvements	132	132
	238,285	244,325
Less accumulated depreciation and amortization	(171,733)	(180,835)
	$66,552	63,490

Depreciation expense for the years ended December 28, 2014 and January 3, 2016 was $14,583,000 and $14,618,000, respectively. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets as follows:

Vending equipment	5 to 13 years
Equipment, furniture, and fixtures	5 to 10 years
Leasehold improvements	Shorter of life of the asset or remaining lease term

The Company’s vending equipment is depreciated using a 10% estimated salvage value. Costs associated with installing vending equipment are capitalized and depreciated over five years, which is the normal contractual period with the retailers. All maintenance, repair, and minor refurbishment costs are charged to operations as incurred. Additions and major improvements are capitalized. Between new manufactured machines and machines in storage, the Company believes it will have sufficient machinery for its requirements in fiscal 2016. Machines that have been previously installed and are in storage awaiting redeployment are currently being depreciated.

Intangible Assets and Amortization

Finite-lived amortizable intangible assets consist of the following (in thousands):

	December 28,	January 3,
	2014	2016
Patents	$2,980	2,980
Customer relationships	2,430	2,430
Noncompete agreements	190	190
Trade name	390	390
	5,990	5,990
Less accumulated amortization	(1,417)	(2,139)
	$4,573	3,851

The intangible assets are amortized over their respective estimated useful lives of 1 to 10 years. Amortization expense associated to the intangible assets was $902,000 and $722,000 for the years ended December 28, 2014 and January 3, 2016, respectively. Future amortization expense related to the intangible assets is estimated at (in thousands):

Fiscal year:
2016	$722
2017	722
2018	709
2019	684
2020	542
Thereafter	472
Estimated intangible asset amortization	$3,851

Other Assets

Included in other assets are prepaid contract rights, which consist of fees paid to retailers for future benefits associated with the ongoing placement of the Company’s vending equipment at those locations. These fees are amortized over the life of the contract, generally ranging from a few months to five years. At December 28, 2014 and January 3, 2016, prepaid contract rights of $840,000 and $594,000, respectively, were included in other assets. During the years ended December 28, 2014 and January 3, 2016, the Company recorded amortization expense associated with these assets of $1,720,000 and $1,538,000, respectively.

Deferred Financing Costs

Net deferred financing costs as of December 28, 2014 and January 3, 2016 represent costs incurred in connection with the issuance of long-term debt and are amortized using the effective-interest method over the period ending January 2028, the date of the mandatory redemption of the securities. During the years ended December 28, 2014 and January 3, 2016, the Company recorded amortization expense associated with these assets of $147,000 and $162,000, respectively.

Revenue Recognition

The Company recognizes revenue from the sale of its products at the point of purchase, which occurs when the customer vends the water or purchases the ice and pays for the product. It is impractical to visit all machines at the end of each reporting period. Consequently, the Company estimates the revenue from the last time each machine was serviced until the end of the reporting period, based on the most current daily volume of each machine. For the years ended December 28, 2014 and January 3, 2016, the Company recorded approximately $3,821,000 and $3,951,000, respectively, of such estimated revenues, which represent an average of approximately 12 days and 13 days, respectively, per machine during these periods.

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period.

Recent Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board, or FASB, issued Auditing Standards Update (ASU) No. 2014-02, Accounting for Goodwill (a consensus of the Private Company Council), which allows a private company to amortize goodwill on a straight-line basis over 10 years, or less if the Company demonstrates that another useful life is more appropriate. The ASU also permits a private company to use a simplified goodwill impairment model. ASU 2014-02 is effective prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015. The Company has not adopted this ASU and does not expect it to have a material impact on the consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This update requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Additionally, the update (1) specifies the accounting for some costs to obtain or fulfill a contract with a customer and (2) expands disclosure requirements related to revenue and cash flows arising from contracts with customers. The update permits the use of either the retrospective or cumulative effect transition method. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers – Deferral of the Effective Date, which approved a one-year deferral of ASU 2014-09 for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early application is permitted as of the original effective date for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company has not yet adopted this ASU and is currently evaluating the impact on the consolidated financial statements.

In December 2014, the FASB issued ASU 2014-18, Accounting for Identifiable Intangible Assets in a Business Combination (a consensus of the Private Company Council), which allows a private company to elect an accounting alternative to recognize fewer intangible assets in a business combination. A private company that elects this accounting alternative no longer would recognize noncompetition agreements and certain customer-related intangible assets separate from goodwill. A private company that elects this accounting alternative also must adopt the private company alternative to amortize goodwill under ASU No. 2014-02. However, a private company that elects the accounting alternative in ASU No. 2014-02 is not required to adopt the amendments in this ASU. The decision to adopt the accounting alternative must be made at the occurrence of the first transaction within the scope of this accounting alternative in fiscal years beginning after December 15, 2015. If the transaction occurs in the first fiscal year beginning after December 15, 2015, the adoption will be effective for that fiscal year’s annual financial reporting and for all interim and annual periods thereafter. If the transaction occurs in a fiscal year beginning after December 15, 2016, the adoption will be effective in the interim period that includes the date of that first transaction and for subsequent interim and annual periods. The Company has not yet made the decision with regards to the adoption of ASU 2014-18.

In April 2015, the FASB issued ASU 2015-03, which amends Topic 835, Other Presentation Matters. The amendments in this ASU require that debt issuance costs be reported on the balance sheet as a direct reduction of the face amount of the debt instrument they relate to, and should not be classified as a deferred charge, as was previously required under the Accounting Standards Codification. ASU 2015-03 is effective, on a retrospective basis, for interim and annual periods beginning after December 15, 2015; early adoption is permitted. The Company has not yet adopted this ASU and does not expect it to have a material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes by requiring that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. The effective date of the amendments noted in ASU 2015-17 are effective for financial statements issued for annual periods beginning after December 15, 2017, with earlier application being permitted for all entities as of the beginning of an interim or annual reporting period. In accordance with the ASU, the amendments may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company has early adopted the amendments noted in this Update, and has retrospectively applied the amendments to all periods presented which resulted in a reclassification of net current deferred liabilities to net noncurrent deferred tax liabilities in the consolidated balance sheet as of December 28, 2014 and January 3, 2016 for $531,000 and $838,000, respectively.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The new topic supersedes Topic 840, Leases, and increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet by lessees for those leases presently classified as operating leases, and requires disclosures of key information about leasing arrangements. The effective date of ASU 2016-02 is for reporting periods beginning after December 15, 2019. Early application is permitted. ASU 2016-02 mandates a modified retrospective transition method. The Company has not yet adopted this ASU and is currently evaluating the impact on the consolidated financial statements.

Loss per Common Share

Basic loss per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted loss per share is based upon the weighted average number of common shares outstanding and potentially dilutive securities during the period.

Potentially dilutive securities include shares issuable in connection with outstanding restricted shares and options granted under the Company’s stock option plans using the treasury stock method. For the years ended December 28, 2014 and January 3, 2016, a total of 49,201 and 29,880 potentially dilutive securities, respectively, were not used to calculate diluted loss per share because of their antidilutive effect (in thousands, except share and per share data).

	Year ended
	December 28,	January 3,
	2014	2016
Numerator – net loss attributable to Glacier Water Services, Inc.	$(7,129)	(6,244)
Denominator – weighted average common shares:
Basic and diluted shares	3,310,416	3,314,796
Loss per share:
Basic and dilutive loss per share	$(2.15)	(1.88)

Goodwill and Other Intangible Assets

Goodwill is not amortized, but instead is assessed for impairment at least annually or whenever events or circumstances indicate a condition of impairment may exist. The Company has one reporting unit. The Company may choose to perform a qualitative assessment of whether it is more likely than not that the reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If the Company concludes that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, the two-step impairment test is not performed. Step one consists of estimating and comparing the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit is determined to be more than its carrying value, no goodwill impairment is recognized.

If the fair value of the reporting unit is determined to be less than its carrying value, actual goodwill impairment, if any, is computed using a second step. The second step requires the fair value of the reporting unit to be allocated to all identifiable assets and liabilities of the reporting unit as if the reporting unit had been acquired in a business combination at the date of the impairment test. The excess of the estimated fair value of the reporting unit over the fair value of assets and liabilities represents the implied fair value of goodwill. The impairment charge, if any, is measured by the difference between carrying amounts over the implied fair value of goodwill.

The Company performs its annual impairment review of goodwill on the last day of the fiscal year and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the years ended December 28, 2014 and January 3, 2016.

Intangible assets with finite useful lives are amortized over the respective estimated useful lives, ranging from 1 to 10 years. Finite-lived intangible assets are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable.

Supplementary Balance Sheet Information

Accrued Liabilities

Accrued liabilities consist of the following (in thousands):

	December 28,	January 3,
	2014	2016
Accrued compensation, benefits, and related taxes	$1,975	2,309
Accrued property, sales, income, and other taxes	505	527
Accrued interest	597	772
Other accrued liabilities	887	857
Total accrued liabilities	$3,964	4,465

Long-Term Debt and Line of Credit

Junior Subordinated Debentures

Long-term debt includes an aggregate principal amount of $87,629,000 of Junior subordinated debentures (Subordinated Debentures) issued to Glacier Water Trust I (the Trust). Interest on the Subordinated Debentures accrues at an annual rate of 9.0625% payable monthly in arrears. The Subordinated Debentures mature on January 31, 2028 but may be redeemed at the option of the Company at any time after January 31, 2003 at 100% of the principal amount plus any accrued but unpaid interest.

Line of Credit

On October 23, 2012, the Company amended its credit agreement with City National Bank (CNB), increasing the amount available under the revolving facility to $50,000,000 through September 30, 2015. CNB is the Lead Arranger and Administrative Agent under the amended credit agreement with a second lender added to the facility. The interest rate was modified to prime rate plus between 2.25% and 3.00% or the Eurodollar rate plus between 3.25% and 4.00% depending on certain covenant ratios. The amended credit agreement also includes an accordion feature allowing the Company to request an increase in the credit commitment up to an additional $25,000,000.

On February 27, 2015, the Company amended its credit agreement with CNB, increasing the amount available under the revolving facility to $55,000,000 through September 30, 2018. The amended credit agreement’s accordion feature was also amended, allowing the Company to request an increase in the credit commitment up to an additional $20,000,000. All other provisions of the October 23, 2012 credit agreement remained unchanged.

As of December 28, 2014 and January 3, 2016, there was $46,500,000 and $50,000,000 outstanding on the credit facility, respectively. The interest rate on the outstanding balance as of January 3, 2016 was 4.375%, except for $1,000,000, which had the interest rate of 6.5%. Availability under the credit facility was $3,500,000 and $5,000,000 as of December 28, 2014 and January 3, 2016, respectively. The line of credit is collateralized by substantially all of the Company’s tangible and intangible assets.

Long-Term Series B Junior Subordinated Debentures

On December 28, 2011, the Company raised $20,000,000 through the sale of 500,000 investment units at a price of $40 per unit (Private Placement). Each unit consists of one share of the Company’s common stock at a par value of $0.01 per share and a $25 principal value Series B Junior subordinated debenture.

As part of the Private Placement, the Company issued $12,500,000 principal amount of long-term Series B Junior subordinated debentures (Series B Debentures) with a maturity date of January 31, 2028. Of the $20,000,000 proceeds received, the Company allocated $10,000,000 to the Series B Debentures based on its relative fair value, which resulted in a discount of $2,500,000, which will be amortized through the maturity date using the effective-interest method. The Series B Debentures pay interest at the rate of 9.0625% per annum, payable quarterly in arrears. The Series B Debentures may be redeemed in whole or part by the Company during the first five years from issuance. At December 28, 2016, approximately $3,648,000 of the principal amount of Series B Debentures will automatically convert to Junior subordinated debentures (note 3(a)). In addition, the Series B Debenture holders may put the nonconverted portion of the Series B Debenture to the Company at any time after December 28, 2016 for redemption by the Company at a redemption price equal to 100% of the principal amount. If the Company elects to not redeem, then the interest rate through redemption or maturity will increase to 11.0625%.

Fair Value Measurements

The Company is required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. The Company’s disclosures of estimated fair value of financial instruments as of December 28, 2014 and January 3, 2016 were determined using available market information. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

The carrying amounts for cash and cash equivalents, accounts receivable, and other current liabilities approximate fair value due to the short-term nature of these instruments. The carrying amounts for the line of credit also is estimated to approximate fair value as its terms are based on the prime rate plus/minus an applicable margin that is consistent with terms available to market participants of a similar size and operations (note 3). The Company utilizes the quoted market price of the Trust to estimate the fair value of its long-term investments, long-term debt, and long-term subordinated debt.

On October 26, 2012, the Company acquired the assets of Aqua Fill, a water vending business. In addition, on August 12, 2013, the Company acquired the assets of ISB – In-Store Bagging Machine Company, LLC, a manufacturer and distributor of ice bagging equipment. Both agreements included contingent consideration arrangements requiring the Company to pay additional consideration based upon certain purchase agreement criteria. For the fiscal years ended December 28, 2014, and January 3, 2016, the Company has determined the fair value measurements of the contingent liabilities based upon a Level 3 probability weighted discounted cash flow analysis. For the Aqua Fill asset acquisition, the final contingent consideration was determined and paid during the year ended January 3, 2016. The balance of the contingent consideration liability at January 3, 2016 is associated to the ISB asset acquisition. The ISB contingent consideration arrangement requires the Company to pay the former owners of ISB additional consideration based upon certain criteria associated with future machine placements and revenue. The Company will reassess the actual consideration earned and the future probability weighted discounted cash flow analysis of the remaining consideration each reporting period and any adjustment to the contingent consideration liability will be recorded to the accompanying consolidated statements of operations.

The following table provides a summary of the recognized assets and liabilities that the Company measures at fair value on a recurring basis:

	Balance as of January 3,	Basis of fair value measurements
	2016	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration	$2,022	—	—	2,022

	Balance as of December 28,	Basis of fair value measurements
	2014	Level 1	Level 2	Level 3
Liabilities:
Contingent consideration	$2,225	—	—	2,225

The following table provides a rollforward of the Company’s Level 3 fair value measurements during the years ended December 28, 2014 and January 3, 2016, which consists of the Company’s contingent consideration liabilities (in thousands):

Contingent
consideration
Balance at December 29, 2013	$2,202
Change in fair value	46
Contingent consideration payments	(23)
Balance at December 28, 2014	2,225
Change in fair value	517
Contingent consideration payments	(720)
Balance at January 3, 2016	$2,022

At December 28, 2014 and January 3, 2016, the aggregate Level 1 and Level 2 fair value and carrying value of the Company’s long-term investments and long-term debt are as follows (in thousands):

	December 28, 2014		January 3, 2016
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Assets:
Glacier Water Trust I
Common Securities (Level 2)	$2,629	2,739	2,629	2,687
Glacier Water Trust I
Preferred Securities ( Level 1)	3,648	3,801	3,648	3,728
Liabilities:
Junior subordinated debentures ( Level 2)	$87,629	91,309	87,629	89,557
Series B junior subordinated debentures ( Level 2)	10,466	13,025	10,624	12,775

The Company’s nonfinancial assets and liabilities that are measured using fair value techniques on a nonrecurring basis include testing for potential impairment losses related to goodwill on an annual basis or whenever events or circumstances indicate a condition of impairment may exist; valuing potential impairment losses related to long-lived assets, including property and equipment, whenever events or changes in circumstance indicate a condition of impairment may exist; and valuing the Company’s asset retirement obligations. The Company’s test for goodwill impairment is based on a combination of Level 3 inputs such as discounted cash flows and estimated royalty rates, which are not observable from the market, directly or indirectly. The Company completed its annual impairment test of goodwill during the fourth quarter of 2015 noting no indicators of impairment. Furthermore, no changes to the carrying value of goodwill have occurred throughout the year. As of December 28, 2014 and January 3, 2016, the carrying amount of the Company’s goodwill amounted to $18,747,000.

Commitments and Contingencies

Leases

The Company leases certain vehicles, warehouse, and office facilities under noncancelable operating leases that expire on various dates through 2020. The Company leases the corporate office located in Vista, California and other facilities that have terms that include annual rate increases, and as such, the Company has recorded a deferred rent liability of $37,000 as of December 28, 2014 and $66,000 as of January 3, 2016.

Future minimum lease payments under noncancelable operating leases with initial terms of one or more years are as follows (in thousands):

Fiscal year:
2016	$1,210
2017	931
2018	629
2019	531
2020	455
Total minimum lease payments	$3,756

Total lease expenses for the years ended December 28, 2014 and January 3, 2016 were $2,725,000 and $2,952,000 respectively.

Contingencies

The Company is involved in various legal proceedings and claims arising in the ordinary course of business, none of which, in the opinion of management, is expected to have a material effect on the Company’s consolidated financial position, results of operations, or liquidity.

Income Taxes

Deferred tax liabilities and assets result from the following (in thousands):

	December 28,	January 3
	2014	2016
Deferred tax assets:
Alternative minimum tax credit	$1,083	1,082
Net operating loss	25,626	26,433
Accruals and reserves	905	915
Other, net	4,434	4,733
Total gross deferred tax assets	32,048	33,163
Valuation allowance	(21,192)	(22,788)
Total deferred tax assets, net	10,856	10,375
Deferred tax liabilities:
Property and equipment	(10,983)	(10,606)
Goodwill and intangible assets	(404)	(607)
Net deferred taxes	$(531)	(838)

The Company’s effective income tax rate differs from the federal statutory rate as follows:

	Fiscal year ended
	December 28,	January 3,
	2014	2016
Federal statutory rate	34.00%	34.00%
State and local taxes	(0.80)	(0.46)
Other, net	(12.00)	(13.20)
Change in valuation allowance	(26.80)	(25.89)
Effective rate	(5.60)%	(5.55)%

The realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income in future years. Management determined it is not “more likely than not” that the Company’s net deferred tax assets will be realized and, therefore, has recorded a valuation allowance for the majority of its net deferred tax assets as of December 28, 2014 and January 3, 2016.

As a result of the Aqua Fill acquisition in 2012 and the ISB acquisition in 2013, the Company recorded a deferred tax liability reflecting the tax impact of the difference between the book basis and tax basis of acquired goodwill. The net deferred tax liability at January 3, 2016 represents the amount of the deferred tax liability for goodwill that cannot be offset by deferred tax assets as the acquired goodwill is considered to have an indefinite life until the liquidation of the Company.

During 2012, the Company converted its primary operating subsidiary to a California limited liability company taxable as a partnership. Such conversion did not result in taxable gain to the Company per IRC §332. The subsidiary has elected to use the remedial method for purposes of its IRC §704(c) allocations.

The Company has no unrecognized tax benefits at December 28, 2014 and January 3, 2016. The Company is subject to taxation in the United States and Canada.

At January 3, 2016, the Company had federal and California income tax net operating loss carryforwards of $71,230,000 and $11,955,000, respectively, which will begin to expire in 2020 and 2015, respectively. Deferred tax assets corresponding to such net operating losses (NOLs) are offset by a full valuation allowance. In addition, the Company has excess tax benefit carryovers of $10,201,000 related to stock option deduction windfalls that will be realized in additional paid-in capital (APIC) when utilized to reduce taxes paid. The alternative minimum tax credit does not have an expiration date. Pursuant to IRC §382 and IRC §383, annual use of tax attribute carryforwards such as NOLs and credits are limited in the event of cumulative changes in ownership of more than 50% in a three year testing period. The Company updated its IRC §382 and IRC §383 analyses through the tax year 2013 with no impact to its NOL deferred tax assets.

Stockholders’ Equity

The board of directors has authorized the purchase of up to 750,000 shares of the Company’s common stock in the open market. As of January 3, 2016, 603,726 shares had been repurchased under this program. No shares were acquired in 2014 or 2015. As of January 3, 2016, the Company had 1,587,606 shares of common stock held in treasury and is authorized to repurchase an additional 146,274 shares, which represents approximately 4.4% of the Company’s total shares outstanding.

No common stock dividends were declared or distributed during the years ended December 28, 2014 and January 3, 2016.

In September 2012, the Company converted its U.S. operating subsidiary, GW Services, Inc., from a corporation to a limited liability company (the GW Services, LLC). In connection with this conversion, GW Services, LLC raised $10,000,000 from a partnership made up of certain existing Company shareholders, in order to fund expansion of water vending and ice machine placements. In return for this investment, the investors received $10,000,000 of preferred interests (the Preferred Interests) and 83,333 common membership units in GW Services, LLC. Subsequent investments were made by the same partnership for $19,000,000 in 2012 and 2013 for an additional $19,000,000 of preferred interests and 130,796 of common membership units in GW Services, LLC as detailed below. The Preferred Interests accrue a preferred return at an annual rate equal to the one-year treasury rate plus 6%, distributable in cash quarterly to the extent the Company has adequate cash flow. Preferred return of $1,793,000 and $1,831,000 was paid in the fiscal years ending December 28, 2014 and January 3, 2016, respectively, and an additional $474,000 was accrued in fiscal year 2015 for payment in fiscal year 2016.

			Percentage
			ownership
		Common	in GW
	Investment	membership	Services,
	(in thousands)	units issued	LLC
September 2012	$10,000	83,333	2.36%
November 2012	5,000	34,420	0.97
April 2013	5,000	34,420	0.97
May 2013	2,000	13,768	0.39
August 2013	7,000	48,188	1.37
Balance at January 3, 2016	$29,000	214,129	6.06%

The Preferred Interests may be redeemed at a premium amount by GW Services, LLC under certain conditions, including in the event of certain interest rate increases or liquidation. As of January 3, 2016, this investment in GW Services, LLC is reflected as noncontrolling interest in stockholders’ deficit, adjusted for income or loss attributable to the noncontrolling interest.

Stock Option Plans

The Company has options outstanding under the 1994 Stock Compensation Program (the Program). The Program was terminated in 2004. The Program provided for the issuance of incentive and nonqualified stock options to key employees, including directors and consultants. Incentive stock options were granted at fair market value on the date of the grant. Nonqualified options were granted at prices determined by the board of directors, but at no less than 85% of the fair market value on the date of the grant. Options generally have a term of 10 years and become exercisable at a rate of 25% per annum.

In April 2012, the board of directors approved the 2012 Stock Option Plan (the 2012 Plan) for 100,000 options to be issued to specific members of senior management. The 2012 Plan provided for the issuance of nonqualified stock options to key employees. Nonqualified stock options were granted at prices determined by the board of directors, which approximates the fair market value on the date of the grant. Options have a term of 10 years and become exercisable at a rate of 33.3% per annum.

A summary of the status of the Company’s stock option plans and activity is as follows:

	Number of Shares	Weighted average exercise price
Balance at December 28, 2014	169,138	$15.25
Exercised	(6,500)	8.00
Canceled	(5,200)	19.09
Balance at January 3, 2016	157,438	$15.45
Exercisable at January 3, 2016	157,438	$15.45

There are 157,438 options outstanding under the 1994 Stock Option Plan and the 2012 Stock Option Plan at January 3, 2016 with exercise prices between $8.00 and $23.00, with a weighted average exercise price of $15.45 and a weighted average remaining contractual life of approximately 6 years.

401(k) Savings Plan

The Company has a 401(k) Savings Plan, which allows eligible employees to contribute a percentage of their pretax compensation (subject to annual limitations of the lesser of 60% of eligible compensation or $18,000 in calendar year 2015), with the Company making discretionary matching contributions as determined each year by the plan administrator. Employees vest immediately in their contributions and vest in the Company discretionary matching contributions over a five-year period of service. The Company’s discretionary matching contributions were approximately $381,000 and $427,846 for fiscal years 2014 and 2015, respectively.

Significant Customers

After the effect of any consolidations that occurred as a result of any acquisition or mergers by the retailers, there were two customers that approximated 10% or more of the Company’s total revenues in fiscal year 2015, as compared to one customer in fiscal year 2014.

Business Segment and Geographic Information

The Company operates in a single business operating and reporting segment that provides drinking water to consumers through self-service vending machines and bagged ice through in-store ice bagging machines. The Company has operations in the United States and Canada.

The information presented below shows geographic information relating to revenues from external customers (in thousands):

	Fiscal year end
	December 28, 2014	January 3, 2016
Revenue from external customers:
Domestic	$131,503	137,037
Foreign	1,418	1,291
Total	$132,921	138,328

The information presented below shows geographic information relating to property and equipment, net (in thousands):

	December 28, 2014	January 3, 2016
Property and equipment, net:
Domestic	$64,501	61,825
Foreign	2,051	1,665
Total	$66,552	63,490

Related-Party Transactions

The Company has used Kayne Anderson Capital Advisors, L.P. to manage the Company’s investments during fiscal years 2014 and 2015. One member of the Company’s board of directors, Richard Kayne, is currently employed as a senior executive of Kayne Anderson Capital Advisors, L.P. and is a shareholder and holder of the long-term subordinated debt of the Company. In addition, Mr. Kayne is also the managing director of Glacier Water Holdings, LLC, which has made investments in the Company during the fiscal years 2012 and 2013. The Company incurred no costs during fiscal years 2014 and 2015 to Kayne Anderson Capital Advisors, L.P. in connection with investment management fees.

Subsequent Events

The Company has evaluated subsequent events from the consolidated balance sheet date through April 14, 2016, the date at which the consolidated financial statements were available to be issued.

 APPENDIX A

AGREEMENT AND PLAN OF MERGER, DATED AS OF OCTOBER 9, 2016, BY AND AMONG PRIMO WATER CORPORATION, PRIMO SUBSIDIARY, INC., GLACIER WATER SERVICES, INC. AND DAVID SHLADOVKSY, AS STOCKHOLDER REPRESENTATIVE

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of October 9, 2016

by and among

PRIMO WATER CORPORATION,

PRIMO SUBSIDIARY, INC.,

GLACIER WATER SERVICES, INC.

and

DAVID SHLADOVSKY, AS STOCKHOLDER REPRESENTATIVE

ARTICLE I THE MERGER		1
1.1	The Merger	1
1.2	Effective Time	2
1.3	Effect of Merger	2
1.4	Certificate of Incorporation and Bylaws of Surviving Corporation	2
1.5	Directors and Officers of the Surviving Corporation	2
1.6	Merger Consideration	3
1.7	Exchange Procedures	9
1.8	Issuances into Escrow	11
1.9	Closing	11
1.10	Transaction Documents	12
1.11	Dissenters’ Rights	12
1.12	Further Assurances	12
1.13	Stock Transfer Books	12

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THE COMPANY		12
2.1	Ownership of Stock and Minority Common Units	13
2.2	Existence and Good Standing	13
2.3	Capital Stock	13
2.4	Corporate Power, Authority and Enforceability	14
2.5	Subsidiaries and Investments	14
2.6	Operation of the Business	14
2.7	No Violations; Consents and Approvals	15
2.8	Litigation	15
2.9	Financial Statements; Cash on Balance Sheet; Title to Assets	16
2.10	Condition and Sufficiency of Assets	16
2.11	Absence of Undisclosed Liabilities	16
2.12	Indebtedness	16
2.13	Absence of Material Adverse Changes	17
2.14	Real Property and Leases	17
2.15	Compliance with Applicable Laws; Permits	18
2.16	Contracts; No Defaults	18
2.17	Suppliers and Customers	20
2.18	Intellectual Property	20
2.19	Environmental Matters	23
2.20	Absence of Certain Changes and Events	23
2.21	Books and Records	25
2.22	Employee Benefits	25
2.23	Employees	26
2.24	Insurance	27
2.25	Brokers and Finders	27
2.26	Taxes	27
2.27	Data Protection	29
2.28	Disclosure	30
2.29	Warranties	30
2.30	No Implied Representations or Warranties	30

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PURCHASER AND MERGER SUB		30

A-ii

3.1	Existence and Good Standing	30
3.2	Equity Interests	31
3.3	Purchaser Shares	31
3.4	Corporate Power, Authority and Enforceability	31
3.5	No Violations; Consents and Approvals	32
3.6	SEC Reports	32
3.7	Broker’s or Finder’s Fees	32
3.8	Litigation	32
3.9	No Prior Activities	32
3.10	Financing	33
3.11	Absence of Material Adverse Changes	33
3.12	Disclosure	33
3.13	Capital Stock	33
3.14	No Implied Representations or Warranties	34

ARTICLE IV COVENANTS AND AGREEMENTS OF PURCHASER AND THE COMPANY		34
4.1	Confidentiality	34
4.2	Public Announcements	34
4.3	Exclusive Dealing; No Solicitation or Negotiation	34
4.4	Access and Investigation	37
4.5	Conduct of Business of the Company	38
4.6	Notification	40
4.7	Filings; Other Actions; Notification	41
4.8	Other Closing Transactions	42
4.9	Registration Statement	42
4.10	Listing of Additional Shares	43
4.11	401(k) Plan	43
4.12	Dissenters	43
4.13	Tax Matters	43
4.14	Lock-Up Agreements	44
4.15	Stockholder Written Consent	44
4.16	Board Appointment	44
4.17	Additional Financial Statements	45
4.18	Bonus Plans	45

ARTICLE V CONDITIONS TO THE PURCHASER’S AND MERGER SUB’S OBLIGATIONS		45
5.1	Accuracy of Representations and Warranties	45
5.2	Good Standing and Other Certificates	46
5.3	Performance of Agreements	46
5.4	No Litigation	46
5.5	No Material Adverse Change	46
5.6	Governmental and Other Approvals and Consents	46
5.7	Employment Agreement	47
5.8	Termination of Certain Contracts	47
5.9	Escrow Agreement	47
5.10	Stockholder Approval	47
5.11	Dissenters	47
5.12	Certificate of Merger	47
5.13	Effective Registration Statement	47
5.14	Resignations	47
5.15	Intra-Company Debt	47

A-iii

5.16	Payoff Letters	47
5.17	FIRPTA Certificate	48
5.18	Lock-Up Agreements	48

ARTICLE VI CONDITIONS TO THE COMPANY’S OBLIGATIONS		48
6.1	Accuracy of Representations and Warranties	48
6.2	Good Standing and Other Certificates	48
6.3	Performance of Agreements	49
6.4	Governmental and Other Approvals and Consents	49
6.5	Certificate of Merger	49
6.6	No Litigation	49
6.7	Escrow Agreement	49
6.8	Effective Registration Statement	49
6.9	Employment Agreement	49
6.10	No Material Adverse Change	49

ARTICLE VII SURVIVAL OF REPRESENTATIONS; INDEMNITY; SET-OFF		49
7.1	Survival of Representations	49
7.2	Escrow Arrangements and Indemnity	50

ARTICLE VIII TERMINATION		54
8.1	Termination	54

ARTICLE IX MISCELLANEOUS		59
9.1	Definitions of Certain Terms	59
9.2	Expenses	67
9.3	Recovery of Litigation Costs	67
9.4	Other Remedies	67
9.5	Specific Performance	67
9.6	Governing Law	67
9.7	Further Assurances	68
9.8	Table of Contents; Captions	68
9.9	Notices	68
9.10	Assignment	69
9.11	Counterparts	70
9.12	Entire Agreement	70
9.13	Amendments	70
9.14	Severability	70
9.15	Third Party Beneficiaries	70
9.16	Interpretation	70

A-iv

Schedules

Schedule 1.6(b)	Minority Common Unit Investors
Schedule 2.1	Stockholders
Schedule 2.3	Company Capitalization
Schedule 2.5	Subsidiaries and Investments
Schedule 2.6	Operation of the Business
Schedule 2.7	Required Consents, Approvals, Authorizations, Declarations or Filings
Schedule 2.8	Litigation
Schedule 2.11	Undisclosed Liabilities
Schedule 2.12	Indebtedness
Schedule 2.14	Real Property and Leases
Schedule 2.15	Permits
Schedule 2.16	Contracts
Schedule 2.17	Suppliers and Customers
Schedule 2.18(b)	Registered Proprietary Assets
Schedule 2.18(c)	Other Proprietary Assets
Schedule 2.18(d)	Licensed Proprietary Assets
Schedule 2.18(e)	Encumbrances on Proprietary Assets
Schedule 2.18(f)	Joint Development of Proprietary Assets
Schedule 2.18(g)	Intellectual Property regarding Employees and Independent Contractors
Schedule 2.18(h)(iv)	Patent Applications
Schedule 2.18(i)	Infringement
Schedule 2.18(j)	Licenses or Other Limitations on Proprietary Assets
Schedule 2.19	Environmental Matters
Schedule 2.20	Certain Changes and Events
Schedule 2.22	Company Benefit Plans
Schedule 2.23	Employees
Schedule 2.24	Insurance Policies
Schedule 2.25	Brokers and Finders
Schedule 2.26	Taxes
Schedule 3.7	Broker’s and Finder’s Fees
Schedule 3.13	Capital Stock
Schedule 5.18	Contracts to be Terminated

Exhibits

Exhibit A	Form of Certificate of Merger
Exhibit B	Form of Voting Agreement
Exhibit C	Form of Stockholder Written Consent
Exhibit D	Form of Certificate of Incorporation of the Surviving Corporation
Exhibit E	Form of Bylaws of the Surviving Corporation
Exhibit F	Form of Letter of Transmittal
Exhibit G	Form of Escrow Agreement
Exhibit H	Form of Lock-Up Agreement
Exhibit I	Form of Employment Agreement
Exhibit J	Form of Option Cancellation Agreement
Exhibit K	Form of Warrant Agreement

A-v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and dated as of October 9, 2016, by and among PRIMO WATER CORPORATION, a Delaware corporation (the “Purchaser”), PRIMO SUBSIDIARY, INC., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), GLACIER WATER SERVICES, INC., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative. Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 9.1 below.

RECITALS

A.     The parties to this Agreement desire for Merger Sub and the Company to effect, and the Board of Directors of each of the Purchaser, Merger Sub and the Company have approved, the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and in the related Certificate of Merger in substantially the form attached hereto as Exhibit A (the “Certificate of Merger”).

B.     As a condition to the willingness of the Purchaser and Merger Sub to enter into this Agreement, certain of the Principal Stockholders have entered into a Voting Agreement with the Purchaser, dated as of the date hereof, in substantially the form attached hereto as Exhibit B (each a “Voting Agreement”), pursuant to which each such Principal Stockholder has agreed, among other things, to vote certain of such Principal Stockholder’s shares of common stock, par value $0.01 per share, of the Company (the “Company Stock”) in favor of the approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger, as reflected in a Written Consent of the Stockholders, in substantially the form attached hereto as Exhibit C (the “Stockholder Written Consent”).

C.     Pursuant to the Merger, among other things, all of the shares of capital stock of the Company that are issued and outstanding immediately prior to the Effective Time (defined below) shall be converted into the right to receive the consideration set forth herein.

D.     A portion of the Closing Stock Consideration specified herein to be paid pursuant to the Merger shall be placed in escrow by the Purchaser for release contingent upon certain events and conditions.

AGREEMENT

NOW, THEREFORE, in consideration of the premises, covenants and agreements set forth in this Agreement and of other good and valuable consideration, the receipt and legal sufficiency of which they hereby acknowledge, and intending to be legally bound, the parties agree as follows:

ARTICLE I

THE MERGER

1.1     The Merger. Upon the performance of all covenants and obligations and the satisfaction and fulfillment of all conditions to the obligations of the parties contained herein (other than such covenants, obligations and conditions as shall have been waived in accordance with the terms hereof and other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of all conditions at the Closing), and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the Certificate of Merger; the separate existence of Merger Sub shall cease; and the Company shall be the surviving corporation (sometimes referred to herein as the “Surviving Corporation”) and shall continue its corporate existence under the Laws of the State of Delaware as a wholly-owned subsidiary of the Purchaser. The name of the Surviving Corporation shall be the same name as the name Company as of the date of this Agreement.

1.2     Effective Time. The Merger shall be effected by the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of Section 251(c) of the DGCL. The Merger shall become effective at the time set forth in the Certificate of Merger, which shall be filed contemporaneously with the closing conducted pursuant to Section 1.9 (the “Closing”). The time and date when the Merger shall become effective is referred to in this Agreement as the “Effective Time.”

1.3     Effect of Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.4     Certificate of Incorporation and Bylaws of Surviving Corporation. Unless otherwise determined by the Purchaser prior to the Effective Time, at the Effective Time (a) the certificate of incorporation of the Surviving Corporation shall be amended and restated in substantially the form attached hereto as Exhibit D; and (b) the bylaws of the Surviving Corporation shall be amended and restated in substantially the form attached hereto as Exhibit E.

1.5     Directors and Officers of the Surviving Corporation. Unless otherwise determined by the Purchaser prior to the Effective Time, (a) the directors of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation, and (b) the officers of Merger Sub in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation in accordance with the bylaws of the Surviving Corporation.

1.5A     Other Actions to be Taken at the Closing. At the Closing, concurrent with the Effective Time, the following shall occur:

(i)     the Purchaser shall deliver to the Minority Common Unit Holder the Per Share Cash Amount, Per Share Stock Amount and Per Share Warrant Consideration which the Minority Common Unit Holder would be entitled to receive in the Merger if each Minority Common Unit were instead one share of Company Stock, and the Company shall cause the Minority Common Unit Holder to assign to the Company all of its right, title and interest in and to the Minority Common Units free and clear of all Liens; provided, however, that no payment pursuant to this Section 1.5A(i) shall result in a duplication of payment in respect of any Minority Common Unit pursuant to Section 1.6;

(ii)     the Company shall cause GW Services, LLC (the “Company Subsidiary”) to acquire all outstanding preferred interests of the Company Subsidiary in consideration for the payment of 135% of the Principal Amount of the Preferred Interests in the Company Subsidiary (not to exceed $39,200,000) and any accrued but unpaid Preferred Return (as such capitalized terms are defined in the Company Subsidiary’s operating agreement) provided that the amounts of such accrued but unpaid Preferred Return shall have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements, and the Purchaser shall fund such acquisition;

(iii) the Company shall redeem the Company’s Series B Junior Subordinated Debentures in an aggregate principal amount of $12,500,000 in accordance with their terms (which aggregate principal amount shall be redeemed for $12,250,000 (plus interest accrued thereon) if the Effective Time is on or prior to December 28, 2016) at the expense of the Purchaser (provided that the amounts of any accrued but unpaid interest thereon shall have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements), and the Purchaser shall fund such redemption, and in the event that any Series B Junior Subordinated Debentures on the date hereof shall have been converted prior to the Closing into Trust Preferred Securities of Glacier Water Trust I, such Trust Preferred Securities shall be repurchased at their principal amounts; and

(iv)     the Purchaser shall, on behalf of the Company Subsidiary, pay all amounts required to pay off in full the indebtedness of the Company Subsidiary under the Amended and Restated Credit Agreement, dated as of October 23, 2012, between the Company Subsidiary and City National Bank, as administrative agent and as the Required Lender (as defined thereunder), as amended through April 11, 2016 (the “Credit Agreement”).

The Company shall cause to be delivered to the Purchaser at least three (3) Business Days prior to the Closing Date a written statement from the Person to be paid pursuant to each of clauses (ii), (iii) and (iv) above as to the amount to be so paid in full satisfaction of the respective obligations.

1.6     Merger Consideration. (a)     Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of the holders of shares of Company Stock, and subject to the deposit into escrow described in Section 1.8, each share of Company Stock (other than any Dissenting Shares or any shares of Company Stock held by the Company or any of its Subsidiaries) issued and outstanding immediately before the Effective Time shall be converted into the right to receive the following consideration (the “Merger Consideration”): (i) the Per Share Cash Amount, (ii) the Per Share Stock Amount and (iii) the Per Share Warrant Consideration, in each case payable to the holder thereof, without interest, upon surrender of the certificate or certificates representing such Company Stock or an affidavit with respect thereto, in each case in accordance with Section 1.7. As of the Effective Time, all shares of Company Stock so converted shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate or certificates representing any such shares of Company Stock shall cease to have any rights with respect thereto, except to receive the Merger Consideration applicable thereto in accordance with this Agreement.

(b)     Minority Common Units. The Company shall take all actions necessary on its part to cause the following: as of the Effective Time, each LLC common unit of the Company Subsidiary that is held by a member or other investor in the Company Subsidiary other than the Company and that is listed on Schedule 1.6(b) hereto (each such unit, a “Minority Common Unit”) shall be cancelled and terminated in accordance with the Organizational Documents of the Company Subsidiary in exchange for the right to receive the payment described in Section 1.5A(i). The LLC common units of the Company Subsidiary held by the Company or any other Subsidiaries of the Company shall remain outstanding at and immediately following the Effective Time and without any consideration or other payment to the Company or any other Affiliate of the Company therefor.

(c)     Stock Options.

(i)     The Company shall take all actions necessary on its part to cause the following: as of the Effective Time, each Stock Option outstanding at the Effective Time shall either be canceled or terminated and such cancellation or termination shall be evidenced by an Option Cancellation Agreement duly executed by the applicable Optionholder and each such Optionholder shall receive, in exchange therefor, subject to Section 1.6(c)(ii), the difference between the Per Share Closing Consideration Value and the per share exercise or strike price of such Stock Option (such difference, the “Option Value”), which Option Value shall be allocated to such Optionholder by treating such Optionholder as if such Optionholder owns a number of shares of Company Stock determined by multiplying (x) the number of shares of Company Stock subject to such Stock Option by (y) the quotient obtained by dividing such Option Value by the Per Share Closing Consideration Value (each such share of Company Stock resulting from such allocation, an “Option Allocated Share”), such that each Option Allocated Share shall be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Consideration as if such Option Allocated Share were a share of Company Stock as described in Section 1.6(a) (the “Company Option Consideration”). Thereafter, without impairing the rights of the Optionholders to receive the payments to the extent set forth herein, the Optionholders shall, as of the Effective Time, cease to have any further right or entitlement to acquire any Company Stock or any shares of capital stock of the Purchaser or the Surviving Company under the cancelled or terminated Stock Options.

(ii)     The Purchaser will direct the Exchange Agent to withhold from the cash payments made with respect to Stock Options held by any employees of the Company immediately prior to the Effective Time, in lieu of paying the withheld amounts to such Optionholders, all withholding Taxes related to the amount received by such Optionholders, such amounts to be disbursed to the Surviving Company by the Exchange Agent. After the Closing, the Purchaser will timely file, or will cause the Surviving Company to timely file, any related returns of such withholding Taxes and will timely remit, or cause the timely remission of, these withheld amounts to the Governmental Authorities entitled to receive the same. It is the express intention of the parties hereto that the aggregate Company Option Consideration payable to an Optionholder shall be reduced to the extent of any withholding Taxes. The Company and the Stockholder Representative agree to provide the Purchaser with such information as it may reasonably require in order to calculate any withholding Taxes.

(d)     No Additional Payments. For the avoidance of doubt, notwithstanding any provision herein to the contrary: (i) in no event will the Purchaser be required to pay more than the Closing Cash Consideration or to issue more than the Closing Stock Consideration or the Aggregate Warrant Consideration in the Merger; and (ii) all calculations described in this Section 1.6 will be calculated and rounded to five decimal places.

(e)     Certain Definitions. For purposes of this Section 1.6 and as otherwise provided in this Agreement:

(i)     “Average Share Price” shall mean $11.88, except as otherwise provided in Section 7.2(b).

(ii)     “Cash Percentage” shall mean 0.58.

(iii)     “Closing Cash Consideration” means an amount equal to (A) the Closing Consideration Value multiplied by the Cash Percentage minus (B) the amount of the Transaction Expense Exclusion minus (C) the amount of Transaction Expenses minus (D) the amount of Company Debt (if any).

(iv)     “Closing Consideration” means the sum of Closing Cash Consideration and the Closing Stock Consideration, in the aggregate.

(v)     “Closing Consideration Value” means an amount equal to Eighty-Six Million Ninety Thousand Nine Hundred Four Dollars ($86,090,904).

(vi)     “Closing Stock Consideration” means the number of shares of Purchaser Common Stock determined by (A) calculating an amount equal to (x) the Closing Consideration Value multiplied by the Stock Percentage plus (y) the amount of the Transaction Expense Exclusion, and (B) dividing such amount by the Average Share Price. For purposes of calculating the definition of the Closing Stock Consideration pursuant to this Section 1.6(e)(vi), if inclusion of the Transaction Expense Exclusion in the value of the Closing Stock Consideration would require the Purchaser to obtain stockholder approval of the transactions contemplated by this Agreement pursuant to Nasdaq Marketplace Rule 5635 and such stockholder approval has not been obtained, then the Transaction Expense Exclusion shall be omitted from the definition of Closing Stock Consideration and shall instead be included in the calculation of Closing Cash Consideration as an addition and not a reduction to the calculation thereof.

(vii)     “Company Debt” means, for the Company and its Subsidiaries (except for (i) amounts outstanding under (x) the Credit Agreement and (y) the Company’s Series B subordinated debt debentures and any related make-whole payments (which, in the case of this clause (y), shall not exceed $12,250,000 (if the Effective Time is on or prior to December 28, 2016) and $12,500,000 (if the Effective Time is after December 28, 2016), each of which is to be paid by the Purchaser from the proceeds from the Financing, in accordance with Section 1.5A(iii) and (iv) above, (ii) the Company’s 9.0625% Junior Subordinated Debentures Due 2028 and the Company’s guarantee of the related Trust Preferred Securities issued by Glacier Water Trust I, to remain obligations of the Surviving Corporation as a matter of law after the Merger, and (iii) as otherwise specifically provided herein), whether or not included as indebtedness or liabilities in accordance with GAAP, (A) all liabilities for borrowed money, whether current or funded, secured or unsecured, and all obligations evidenced by bonds, debentures, notes or similar instruments; (B) all liabilities for the deferred purchase price of property; (C) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases; (D) all liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, to the extent of the obligation secured, and all liabilities as obligor, guarantor or otherwise, to the extent of the obligation secured; (E) current net obligations under any interest rate swap or other agreement for the purpose of hedging risks related to interest rates, commodity prices or other business risks; (F) indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased, whether or not such indebtedness shall have been assumed by the Company or is limited in recourse, and (G) all guarantees of the Company or any of its Subsidiaries in respect of any of the foregoing; provided, however, that Company Debt shall exclude any liabilities or obligations of the Company the disposition of which is provided for in Section 1.5A. Neither the principal amount of the Preferred Interests and other amounts payable with respect thereto in accordance with Section 1.5A(ii) nor any amounts which may be payable to ISB-In-Store Bagging Machine Company, LLC (“ISB”) in accordance with the Asset Purchase Agreement shall be Company Debt hereunder).

(viii)     “Fully-Diluted Company Stock” means the sum, without duplication, of (A) the aggregate number of shares of Company Stock that are issued and outstanding immediately prior to the Effective Time (excluding shares of Company Stock held by the Company or any of its Subsidiaries), (B) the aggregate number of shares of Company Stock issuable upon the “cashless” exercise of Stock Options (as determined in a manner consistent with the determination of Option Value in Section 1.6(c)(i)), (C) the aggregate number of Minority Common LLC Units and (D) the aggregate number of shares of Company Stock issued by the Company prior to the Effective Time pursuant to Section 4.5(g).

(ix)     “Per Share Cash Amount” means an amount in cash equal to the result of dividing (A) the Closing Cash Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(x)     “Per Share Closing Consideration Value” means an amount equal to the Closing Consideration divided by the Fully-Diluted Company Stock.

(xi)     “Per Share Stock Amount” means such number of shares of Purchaser Common Stock equal to the result of dividing (A) the Closing Stock Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(xii)     “Per Share Warrant Consideration” means a warrant to purchase such fractional share of Purchaser Common Stock equal to the quotient of dividing (A) the Aggregate Warrant Consideration by (B) the number of shares of Fully-Diluted Company Stock.

(xiii)     “Stock Percentage” means 0.42.

(xiv)     “Transaction Expenses” means the following fees and expenses (whether or not invoiced or billed prior to the Effective Time), whether or not such fees or expenses have been paid or otherwise discharged by the Company at or before the Effective Time: (A) all fees and expenses incurred or to be incurred by the Company or any of its subsidiaries to third parties in connection with the preparation and negotiation of this Agreement and the consummation of the Merger and the other transactions contemplated by or in connection with this Agreement (including legal, accounting, investment banking, finders and advisory fees and expenses); provided, however, that fifty percent (50%) of the fees and expenses described in this clause (A) shall be excluded from Transaction Expenses (as such term is used in the Section 1.6(e)(iii) definition of Closing Cash Consideration), up to a maximum exclusion of One Million Seven Hundred Fifty Thousand Dollars ($1,750,000) (any amount so excluded from the Transaction Expenses being the “Transaction Expense Exclusion”), and (B) any compensation, expenses, fees, payments or other liabilities incurred or to be incurred or paid or to be paid by the Company or any of its Subsidiaries to any of their employees, officers, directors or the holders of any of their securities that are related to the Merger or contingent upon the consummation of the Merger other than bonuses in the form of Company Stock (the “Transaction Bonuses”).

(f)        Adjustment to the Merger Consideration.

(i)     At least five (5) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser its good faith written estimate (the “Estimated Statement”) of the Transaction Expenses (such value, the “Estimated Transaction Expenses”), the Transaction Expense Exclusion (the “Estimated Transaction Expense Exclusion”) and the Company Debt, if any (such value, the “Estimated Closing Debt”), which the Purchaser shall have the right to approve (such delivery not to be unreasonably withheld or delayed). The Company shall make available to the Purchaser (and its representatives) the personnel, books and records utilized in preparing the Estimated Statement. For purposes of determining the Closing Consideration Value on the Closing Date, the parties shall use the Estimated Transaction Expenses, Estimated Transaction Expense Exclusion and the Estimated Closing Debt.

(ii)     Within sixty (60) days after the Closing Date, the Purchaser shall prepare and deliver to the Stockholder Representative a proposed statement of the Transaction Expenses, Transaction Expense Exclusion and Company Debt incurred by the Company as of the Closing Date and the resulting calculation of the Closing Consideration Value (the “Proposed Statement”). The Transaction Expenses and Company Debt shall be prepared from the Company’s books and records as of the Closing Date in accordance with GAAP.

(iii)     The Stockholder Representative shall notify the Purchaser in writing (the “Objection Notice”) within fifteen (15) days after receiving the Proposed Statement (such period, the “Objection Period”) if the Stockholder Representative disagrees with the Proposed Statement, or any part thereof, which notice shall set forth in reasonable detail the basis for such disagreement, the dollar amounts involved and the Stockholder Representative’s resulting calculation of the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value. The Purchaser shall give the Stockholder Representative (and its representatives) reasonable access during normal business hours of the Purchaser to the personnel, books and records of the Purchaser (and the Surviving Corporation) in order to assist the Stockholder Representative (and its representatives) in the preparation of the Objection Notice. If no Objection Notice is received by the Purchaser within the Objection Period, the Purchaser’s calculation of the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value shall be final and binding upon the parties hereto and the Proposed Statement shall be deemed the “Actual Statement”; provided that, if an Objection Notice is timely delivered under this Section 1.6(f), the numbers stated in the Proposed Statement shall be revised to reflect the resolution of any disagreements stated in such Objection Notice, in accordance with this Section 1.6(f), and such revised statement shall be deemed the “Actual Statement”.

(iv)     Upon receipt by the Purchaser of any Objection Notice, the Stockholder Representative, the Purchaser and their representatives shall negotiate in good faith to resolve any disagreement with respect to the Transaction Expenses, Transaction Expense Exclusion, Company Debt and Closing Consideration Value set forth in the Objection Notice. To the extent that the Purchaser and the Stockholder Representative are unable to agree with respect to the foregoing within fifteen (15) days after receipt by the Purchaser of the Objection Notice (which fifteen (15) day period may be extended by written agreement of the Purchaser and the Stockholder Representative), the Purchaser and the Stockholder Representative shall (A) promptly select a mutually acceptable internationally recognized accounting firm with no material relationship to the Purchaser, the Company or the Stockholder Representative and (B) submit their dispute to such accounting firm for a binding resolution of all matters which remain in dispute with respect to the Objection Notice. The accounting firm so selected shall be instructed by the parties to use its commercially reasonable efforts to notify the parties of its determination concerning the matter(s) submitted to it for a resolution within thirty (30) days after its appointment. The determination of the accounting firm shall be final and binding on the parties, and judgment may be entered upon the determination of the accounting firm in any court of competent jurisdiction. The fees and expenses of such accounting firm shall be borne equally by the Purchaser and the Stockholder Representative.

(v)     In the event that the Transaction Expenses in the Actual Statement differ by more than $25,000 from the Estimated Transaction Expenses in the Estimated Statement, or the Transaction Expense Exclusion in the Actual Statement differs by more than $25,000 from the Estimated Transaction Expense Exclusion in the Estimated Statement, or the Company Debt in the Actual Statement differs by more than $25,000 from the Estimated Closing Debt in the Estimated Statement, appropriate adjustments will be made to reflect the amounts in the Actual Statement. If any adjustment is to be made in favor of the Purchaser, the Escrow Agent shall remit to the Purchaser from the Escrow Fund shares of Purchaser Common Stock in an amount necessary to reflect such adjustment (at the Average Share Price at the time the proposed instructions are given to the Escrow Agent). If an adjustment is to be made in favor of the Company Holders, the Purchaser shall, within five (5) Business Days after the Actual Statement becomes final and binding, make a cash payment to the Stockholder Representative, on behalf of and for the distribution to, all of the Company Holders pursuant to this Section 1.6 in the amount necessary to make such adjustment.

1.7     Exchange Procedures.

(a)     As soon as practicable after the Effective Time, the Purchaser shall cause its transfer agent, who will serve as its exchange agent (the “Exchange Agent”), to distribute to holders of record of Company Stock as of the Effective Time a form of letter of transmittal and instructions for its use in effecting the surrender of the certificates representing the Company Stock in exchange for the Merger Consideration applicable thereto, in substantially the form attached hereto as Exhibit F (the “Letter of Transmittal”). Upon surrender of a certificate or certificates representing any Company Stock to the Exchange Agent (other than certificates representing shares of Company Stock or equity interests in the Company Subsidiary held by the Company or any of its other Subsidiaries) together with a properly executed Letter of Transmittal, in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such certificate or certificates shall be entitled to receive in exchange therefor, subject to amounts deposited into escrow pursuant to Section 1.8, (i) one or more shares of Purchaser Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares of Purchaser Common Stock that such holder has the right to receive pursuant to Section 1.6(a), (ii) a check for the portion of the Closing Cash Consideration such holder has the right to receive pursuant to Section 1.6(a), and the cash consideration and cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 1.7(d) and (iii) Warrants representing the aggregate Per Share Warrant Consideration that such holder has the right to receive pursuant to Section 1.6(a). No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration or pursuant to Section 1.7(d). In the event of a transfer of ownership of Company Stock which is not registered in the transfer records of the Company, one or more shares of Purchaser Common Stock evidencing, in the aggregate, the proper number of shares of Purchaser Common Stock and a check for the cash portion of the Merger Consideration and the cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 1.7(d) may be issued with respect to such Company Stock to such a transferee if the certificate or certificates representing such shares of Company Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

(b)     If any certificate or certificates representing any Company Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate or certificates to be lost, stolen or destroyed and, indemnity against any claim that may be made against it with respect to such certificate or certificates, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate or certificates representing any such Company Stock, the applicable Merger Consideration with respect to the shares of Company Stock, formerly represented thereby and any cash in lieu of fractional shares of Purchaser Common Stock deliverable in respect thereof, in each case, pursuant to this Agreement.

(c)     The Purchaser shall be entitled to deduct and withhold from the aggregate Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Stock or Minority Common Units such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock or Minority Common Units, as applicable, in respect of which such deduction and withholding was made by the Purchaser, and such amounts shall be delivered by the Purchaser to the applicable taxing authority.

(d)     No certificates of Purchaser Common Stock representing fractional shares of Purchaser Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Stock, Stock Options or Minority Common Units, as applicable, and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of the Purchaser or a holder of shares of Purchaser Common Stock. Notwithstanding any other provision of this Agreement, each holder of Company Stock, Stock Options or Minority Common Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all Company Stock, Stock Options or Minority Common Units delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Purchaser Common Stock multiplied by (ii) the Average Share Price. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify the Purchaser, and the Purchaser will deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

1.8        Issuances into Escrow.

(a)     When making the issuances and payments required by Section 1.6, and notwithstanding any provision in this Agreement to the contrary, the Purchaser shall withhold from the Company Holders (on a pro rata basis according to their respective interests therein) and deliver to the Escrow Agent (as defined in the Escrow Agreement referred to below) Seventy One percent (71%) of the Closing Stock Consideration payable to each such Company Holder (the “Escrow Fund”), to be held and distributed by the Escrow Agent pursuant to the terms of this Agreement and the Escrow Agreement in substantially the form attached hereto as Exhibit G (the “Escrow Agreement”). The shares that are part of the Escrow Fund shall be issued in the name of the Escrow Agent, as escrow agent under the Escrow Agreement.

(b)     David Shladovsky shall, by virtue of the Merger and as of the Effective Time, be irrevocably appointed attorney-in-fact and authorized to act for and on behalf of any or all of the Company Holders (with full power of substitution in the premises) with respect to all matters arising in connection with this Agreement and the Escrow Agreement or any consideration payable in connection with this Agreement (the above-named representative, or any subsequent representative appointed under the Escrow Agreement, the “Stockholder Representative”). Such appointment may be changed as provided in the Escrow Agreement. Each of the Purchaser, Merger Sub and the Surviving Corporation shall be entitled to rely on such appointment and treat the Stockholder Representative as the duly appointed attorney-in-fact of each Company Holder for all such purposes. Each Company Holder by receiving Merger Consideration acknowledges and agrees that such appointment is irrevocable and coupled with an interest. The adoption of this Agreement, the approval of the Merger by the Stockholders, and the execution and delivery of a completed Letter of Transmittal by the Stockholders and the receipt of the consideration payable pursuant to Article I shall constitute the approval of the Company Holders of the Escrow Agreement and of all the arrangements relating thereto, including, without limitation, the placement of the applicable consideration into escrow and the appointment of the Stockholder Representative.

(c)     The Stockholder Representative shall not be liable for any act done or omitted hereunder as Stockholder Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. Each Company Holder shall jointly and severally indemnify, defend and hold harmless the Stockholder Representative, to the fullest extent permitted in law or equity, from and against any and all claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses, imposed on, sustained, suffered, incurred or paid without gross negligence or bad faith on the part of the Stockholder Representative and arising out of or in connection with the acceptance or administration of his, her or its duties hereunder.

1.9     Closing. Consummation of the Merger and the other transactions contemplated by this Agreement shall take place at the offices of Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P. as of the Effective Time after all of the conditions set forth in Article V and Article VI shall have been satisfied or waived (such specified or other time and date, the “Closing Date”).

1.10     Transaction Documents.  As used in this Agreement, the term “Transaction Documents” shall mean, collectively, this Agreement, the Escrow Agreement, the Voting Agreements, the Lock-Up Agreements, the Warrants, the Option Cancellation Agreement and all agreements, instruments, certificates and other documents executed or delivered in accordance with the terms of this Agreement or any Transaction Document.

1.11     Dissenters’ Rights.  Any shares of Company Stock which immediately prior to the Effective Time are held by Stockholders who have properly exercised and perfected, and have not withdrawn or otherwise forfeited, dissenters’ rights in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive any portion of the Merger Consideration as provided in Section 1.6(a) above; rather, the holders of Dissenting Shares shall be entitled to receive consideration determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall withdraw or lose such holder’s dissenters’ rights, such holder’s shares of Company Stock thereupon shall be deemed to have been converted into the right to receive the Merger Consideration as provided in Section 1.6(a) (subject to the deposit into escrow pursuant to Section 1.8), and such shares shall no longer be Dissenting Shares. The Company agrees that, except with the prior written consent of the Purchaser, or as required under the DGCL, the Company will not voluntarily make any payment with respect to, or settle or offer to settle, any purchase demand by a holder of Dissenting Shares. Each holder of Dissenting Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation from funds provided by the Purchaser (but only after the amount of the payment required therefor shall have been agreed upon or finally determined pursuant to the DGCL).

1.12     Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

1.13     Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall not be any further registration of transfers of any shares of capital stock thereafter on the records of the Company. If, after the Effective Time, certificates for Company Stock are presented to the Purchaser, they shall be canceled and exchanged for the applicable Merger Consideration.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the written disclosure schedule separately delivered by the Company to the Purchaser at or prior to the execution of this Agreement (the “Disclosure Schedule”), the Company represents and warrants to the Purchaser and Merger Sub as follows, for all purposes of which (other than where the context clearly indicates otherwise) the term “Company” shall be deemed to include the Company and all of its Subsidiaries:

2.1     Ownership of Stock and Minority Common Units. Each Principal Stockholder is the beneficial owner of the number of shares of Company Stock listed opposite such Stockholder’s name on Schedule 2.1. The shares of Company Stock held by the Principal Stockholders are held free and clear of any Liens. The Company has delivered to the Purchaser a true and correct copy of its stockholder record as of October 4, 2016. All Minority Common Units are held of record and beneficially by Glacier Water Holdings, LLC.

2.2     Existence and Good Standing. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware (except for past-due amounts of $7,000, which will be paid within three Business Days), with full corporate power and authority to conduct its business as it is now being conducted and contemplated to be conducted, to own or use the properties and assets that it purports to own or use, and to perform all of its obligations under applicable Contracts. The Company is duly qualified to do business as a foreign corporation and is in good standing under the Laws of the State of California and each other state or other jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on the Company. The Company is not in violation of any of the provisions in its Organizational Documents.

2.3     Capital Stock. The Company has an authorized capitalization consisting of the number and types of shares of capital stock set forth in Schedule 2.3, with the par value per share stated therein. The Company has issued and outstanding the number and types of shares of capital stock set forth in Schedule 2.3; no other shares of capital stock are issued or outstanding; and there are no outstanding options, warrants, rights (preemptive or otherwise), restricted stock awards or units, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any securities of the Company, other than as contemplated by this Agreement or set forth in Schedule 2.3. Set forth on Schedule 2.3 are the following: the date of issuance or grant of all outstanding Stock Options, the exercise price, the vesting commencement date, the date of exercise or purchase, the total number of vested Stock Options as of the date of this Agreement, and a brief description of the vesting provisions. All Stock Options have been granted with an exercise price equal to or greater than fair market value on the date of such grant. Except as set forth on Schedule 2.3, the Merger will not cause the acceleration of vesting of any Stock Options or any restricted shares or the termination or lapse of any repurchase rights. All of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and non-assessable, were issued in accordance with the registration or qualification provisions of the Securities Act and any relevant state securities Laws or pursuant to valid exemptions therefrom, and none of such shares have been issued in violation of the preemptive rights, rights of first refusal or other similar rights of any Person. There are no outstanding declared but unpaid dividends relating to any of the Company Stock.

2.4     Corporate Power, Authority and Enforceability.

(a)     The Company has all requisite corporate power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Company’s execution, delivery and performance of this Agreement and the other Transaction Documents and the Company’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required by applicable Law or the Company’s Organizational Documents, other than the Stockholder Written Consent. Without limiting the generality of the foregoing, the Board of Directors of the Company, at a meeting duly called and held, by the unanimous vote of all directors (i) determined that the Merger is fair and in the best interests of the Company and its Stockholders, (ii) adopted this Agreement in accordance with the provisions of applicable Law, and (iii) directed that this Agreement and the Merger be submitted to the Stockholders for their adoption and approval and resolved to recommend that the Stockholders vote in favor of the adoption of this Agreement and the approval of the Merger. Subject to obtaining the Stockholder Written Consent when and as required by this Agreement, this Agreement and the other Transaction Documents to which the Company is a party constitute the valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers). As of the Closing Date, the Company shall have complied with the requirements of the DGCL relating to dissenters’ rights applicable to the Merger or the other transactions contemplated hereby.

(b)     The affirmative vote or consent of the holders of a majority of the outstanding shares of Company Stock at a duly convened meeting of the Stockholders or by written consent to adopt and approve this Agreement and the Merger is the only vote or consent of the holders of any class of capital stock or other security of the Company necessary to adopt and approve this Agreement and the Merger (the “Company Stockholder Approval”). The execution and delivery of the Stockholder Written Consent by each of the Principal Stockholders will constitute the Company Stockholder Approval.

2.5     Subsidiaries and Investments. Except as set forth in Schedule 2.5, the Company does not own, directly or indirectly, any capital stock or other equity or ownership or proprietary interest in any Person and is not a party to any joint venture or partnership Contract. The Company has as a subsidiary Glacier Water Services International, Inc., which does not have any operations, assets or liabilities. The Company Subsidiary has as a subsidiary GW Services MEX, LLC, which does not have any operations, assets or liabilities. GW Services International, Inc. has as a subsidiary GW Mexico, Inc., which does not have any operations, assets or liabilities.

2.6     Operation of the Business.   Except as set forth in Schedule 2.6, no part of the Company’s business is currently operated through any entity other than the Company.

2.7     No Violations; Consents and Approvals.

(a)     Except for: (i) requirements which may be applicable to the Purchaser under federal or state securities law, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (iii) as set forth on Schedule 2.7, the execution and delivery of this Agreement, the Transaction Documents and any other instruments and agreements to be executed and delivered by the Company as contemplated hereby and thereby and the consummation by the Company of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on the Company Stock or any of the properties or assets of the Company under (i) any provision of the Organizational Documents of the Company; (ii) any Law or Order applicable to the Company or by which any of its properties or assets may be bound; (iii) any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, license, Permit, agreement, understanding, arrangement, contract, commitment, lease, franchise agreement or other instrument or obligation (whether oral or written) (each, including all amendments thereto, a “Contract”) to which the Company is a party, or by which the Company or any of its properties or assets is bound; except, in the case of clauses (ii) and (iii) above, for such violations, breaches, conflicts or defaults which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Company, and subject to any consents set forth on Schedule 2.7(b).

(b)     Except for: (i) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (ii) as set forth on Schedule 2.7(b), no consent, approval, or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person will be required to be made or obtained by the Company in connection with the execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

2.8     Litigation.

(a)     Except as set forth on Schedule 2.8, there is no action, suit or proceeding of any nature pending or, to the Knowledge of the Company, threatened against the Company, its properties or any of its officers or directors. To the Company’s Knowledge, there is no investigation pending or threatened against the Company, its properties or any of its officers or directors by or before any Governmental Authority except as disclosed on Schedule 2.8. No Governmental Authority has, at any time since January 1, 2006, challenged the legal right of the Company to own its assets or conduct its operations as presently or previously conducted or as presently contemplated to be conducted.

(b)     There is no claim, action, suit, judicial or administrative proceeding, arbitration or investigation pending or, to the Company’s Knowledge, threatened against the Company that seeks to restrain, prohibit or otherwise enjoin this Agreement or the consummation of the transactions contemplated hereby.

(c)     There is no pending or, to the Knowledge of the Company, threatened product liability or similar claim which relates to the products manufactured, acquired, distributed or sold, as the case may be, by or for the Company.

2.9     Financial Statements; Cash on Balance Sheet; Title to Assets.

(a)     The Company has delivered or made available to the Purchaser true and correct copies of the Company’s (i) audited balance sheets as of December 29, 2013, December 28, 2014 and January 3, 2016 and the related statements of operations, statements of cash flow, and statements of stockholders’ equity and (ii) unaudited balance sheet for the fiscal periods from January 3, 2016 to July 3, 2016 and the related statement of operations, statement of cash flow, and statement of stockholders’ equity (the financial statements referred to in clauses (i) and (ii) above and the accompanying notes thereto, collectively the “Financial Statements”). The Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States, consistently applied (“GAAP”), throughout the periods involved and fairly present the financial condition of the Company as of their respective dates and the results of operations and cash flows of the Company for the periods indicated, except that the unaudited interim Financial Statements lack footnotes and other presentation items and may be subject to normal and recurring year-end adjustments that will not be material in amount.

(b)     The Company has good and valid title to all properties and assets reflected as owned in the Financial Statements (except for properties sold or disposed of in the ordinary course of business), free and clear of all Liens, other than Permitted Encumbrances.

2.10     Condition and Sufficiency of Assets. The buildings, plants, structures, equipment (including water vending equipment and machinery) and other tangible assets (in each case, whether owned or leased) of the Company are structurally sound, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, equipment (including water vending equipment and machinery) or other tangible assets is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost. The building, plants, structures, equipment (including water vending equipment and machinery) and other tangible assets of the Company are sufficient for the continued conduct of the Company’s business after the Closing in substantially the same manner as conducted or proposed to be conducted by the Company prior to the Closing.

2.11     Absence of Undisclosed Liabilities. Except (a) for liabilities and obligations incurred in the ordinary course of business since the Balance Sheet Date or (b) as otherwise reflected in the Financial Statements or on Schedule 2.11, the Company has no material liabilities or obligations of any nature of the type required to be reflected on a balance sheet in accordance with GAAP, whether known or unknown, direct, indirect, accrued, contingent or otherwise. The Company does not utilize “off balance sheet” arrangements.

2.12     Indebtedness. Schedule 2.12 sets forth as of the date hereof all outstanding Company Debt. The Company is not in default with respect to any Company Debt.

2.13     Absence of Material Adverse Changes. Since the Balance Sheet Date, the Company has conducted its operations in the ordinary and usual course of business consistent with past practice and has paid its obligations as they have become due, and the business, operations and prospects of the Company have not undergone any changes that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

2.14     Real Property and Leases. (a)     The Company owns the Real Property reflected as owned on Schedule 2.14, subject to such matters of title, if any, recorded in the Official Records of the province of Quebec, Canada and as would be disclosed by an ALTA survey and inspection of the Real Property. Except as described in Schedule 2.14, the Company does not currently own, and has not at any time since January 1, 2006 owned, in whole or in part, any interest (direct or indirect) in any other Real Property. With respect to owned Real Property, to the Knowledge of the Company, the Company has delivered or made available to Purchaser true, complete and correct copies of all title insurance policies in the possession of the Company relating to such Real Property.

(b)     Schedule 2.14 contains an accurate list of each Real Property Lease to which the Company is a party (as lessee or lessor), including (i) the street address of each property subject to a Real Property Lease; (ii) if such Real Property is leased or subleased, the landlord and if applicable, the sublandlord under the Real Property Lease, the rental amount currently being paid, and the expiration of the term of such Real Property Lease or sublease; and (iii) the current use of such Real Property. Each Real Property Lease set forth in Schedule 2.14 (or required to be set forth in Schedule 2.14) is in full force and effect; all rents and additional rents due to date on each such lease have been paid; in each case, the lessee has been in peaceable possession since the commencement of the original term of such lease and to the Company’s Knowledge is not in default thereunder, and no waiver, indulgence or postponement of the lessee’s obligations thereunder has been granted by the lessor; and to the Company’s Knowledge there exists no event of default or event, occurrence, condition or act (including the transactions contemplated by this Agreement) which, with the giving of notice, the lapse of time or the happening of any further event or condition, would become a default under such lease. To the Company’s Knowledge, all of the covenants to be performed by any other party under any such Real Property Lease have been fully performed. The Company has delivered or made available to Purchaser true, complete and correct copies of any leases and subleases entered into by the Company affecting such leased Real Property.

(c)     To the Company’s Knowledge: (i) the use and operation of the Real Property in the conduct of the Company’s business do not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit or agreement. No material improvements constituting a part of the Real Property encroach on real property owned or leased by a person other than the Company; and (ii) there are no actions pending nor threatened against or affecting the Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings.

2.15     Compliance with Applicable Laws; Permits.

(a)     The Company is, and at all times has conducted its business, in compliance with all applicable Laws, including without limitation any applicable export control Laws, except for violations, if any, that could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)     Neither the Company nor any of its directors, executives, representatives, agents or employees has (i) used or is using any funds of the Company or any of its Subsidiaries for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) used or is using any funds of the Company or any of its Subsidiaries for any direct or indirect unlawful payments to any foreign or domestic government officials or employees, (iii) with respect to any activities by or on behalf of the Company or any of its Subsidiaries or Affiliates, violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, or any equivalent foreign Law, (iv) established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties or (v) with respect to any activities by or on behalf of the Company or any of its Subsidiaries or Affiliates, made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature.

(c)     The Company has all Permits necessary to conduct and operate its business, except for Permits the absence of which could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Schedule 2.15 contains an accurate and complete list (or summary in reasonable detail) of all Permits used, or anticipated to be used, in the operation of the business of the Company or otherwise held by the Company. All of the Permits are in full force and effect, not subject to any current default or right of cancellation, termination or revocation.

(d)     The Company has made no election under any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including Section 203 of the DGCL) enacted under any Law (each, a “Takeover Statute”) applicable to the Company which may be applicable to this Agreement, the Merger or any of the other transactions contemplated by this Agreement.

2.16     Contracts; No Defaults. Except as set forth on Schedule 2.16, as of the date hereof, the Company is not a party to any:

(a)     indenture, mortgage, note, installment obligation, agreement or other instrument, in each case relating to Company Debt;

(b)     partnership, joint venture or other similar Contract or arrangement;

(c)     agency, sales representation, supply, service, distribution or other similar Contract;

(d)     Contract for the purchase of supplies, materials or services providing for annual payments in excess of $50,000;

(e)     Contract for the sale of goods or services providing for annual payments in excess of $50,000;

(f)     Contract for capital expenditures in excess of $50,000;

(g)     collective bargaining agreement or similar Contract;

(h)     employment or consulting agreement involving or relating to compensation or remuneration;

(i)     Contract containing any “most favored nation” or other similar provisions that could require the Company or any of its Subsidiaries to offer to a Person any terms or conditions that are at least as favorable as those offered to one or more other Persons;

(j)     Contract containing non-competition, non-solicitation, exclusivity or other covenants that in any way purport to restrict the Company’s business activity or limit the freedom of the Company to engage in any line of business or to compete with any Person in any geographic area;

(k)     Contract requiring the payment by the counterparties thereto for goods or services, whether or not the goods or services are actually provided, or the provision of goods or services by the Company or any of its Affiliates at a price less than the Company’s or its Affiliates’ cost of producing such goods or providing such services;

(l)     Contract that would require the Purchaser or any of its Affiliates (including the Surviving Corporation) or any of their respective successors or assigns to provide for indemnification or contribution with respect to any matter, other than any contract entered into in the ordinary course of business with an individual Customer from which revenues are less than $600,000 annually;

(m)     Contract or group of related Contracts that, if terminated or subject to a default by any party thereto, would, individually, in the case of an individual Contract, or in the aggregate, in the case of a group of related Contracts, result or reasonably be expected to result in a Material Adverse Effect;

(n)     Contract under which the Company or any of its Subsidiaries is a licensee or licensor;

(o)     Contract to which any Governmental Authority is a party;

(p)     Contract affecting the ownership of, leasing of, title to, use of any leasehold or other interest in any real or personal property (except for personal property leases and installment and conditional sales agreements having aggregate remaining payments of less than $50,000);

(q)     Contract including any “earn-out”, royalty or other deferred or contingent payment by the Company; and

(r)     Contract (except as otherwise set forth in (a) through (q) above) entered into other than in the ordinary course of business that provides for annual payments in excess of $50,000 or is otherwise material to the Company.

All such Contracts, as described in (a) through (r), above, are valid, binding and enforceable in accordance with their terms. The Company has provided true and correct copies of all such Contracts, including any amendments, supplements and modifications thereto (whether written or oral), and the Company is not in material default under any of such Contracts.

2.17     Suppliers and Customers. Schedule 2.17 sets forth a complete and accurate list of (a) the twenty-five (25) suppliers and vendors with the greatest dollar volume of purchases by the Company in each of the year ended January 3, 2016 and the six (6) months ended July 3, 2016, and (b) the twenty-five (25) Customers with the greatest water volume of purchases from the Company in each of the year ended January 3, 2016 and the six (6) months ended July 3, 2016. Except at set forth in Schedule 2.17, none of such suppliers, vendors or Customers has advised the Company in writing or, to the Company’s Knowledge, orally of any intent to discontinue or alter in a manner adverse to the Company, the terms of such supplier’s, vendor’s or Customer’s relationship with the Company or make any claim that the Company has breached its obligations to any such suppliers, vendors or Customers. The Company has not breached its obligations to any such suppliers, vendors or Customers in any material respect. The Company’s Contracts with its customers are not on a standard form but, in virtually all cases, provide for a fixed term, a sharing of machine revenue based on stated commission rates, exclusivity for the Company’s machines on the premises at which the machines are located and the ability of the Company to specify the per gallon prices paid by retail customers.

2.18     Intellectual Property.

(a)     As used in this Section 2.18, “Proprietary Asset” means any: (a) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, mask work, mask work application, trade secret, know-how, computer software, source code, algorithm, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right; or (b) license or right to use or exploit any of the foregoing.

(b)     Schedule 2.18(b)0 sets forth, with respect to each Proprietary Asset owned by the Company that is registered with any Governmental Authority or for which an application for registration has been filed with any Governmental Authority, (i) a brief description of such Proprietary Asset, and (ii) the names of the jurisdictions covered by the applicable registration or application.

(c)     Schedule 2.18(c) identifies and provides a brief description of all other Proprietary Assets owned by the Company that are material to the business of the Company.

(d)     Schedule 2.18(d) identifies and provides a brief description of each Proprietary Asset that is licensed or otherwise made available to the Company by any Person (other than commercially available business and accounting software licensed to the Company under software licenses generally available to the public), and identifies the Contract under which such Proprietary Asset is being licensed or otherwise made available to the Company.

(e)     Except as set forth on Schedule 2.18(e), the Company has good and valid title to all of the Proprietary Assets identified or required to be identified in Schedule 2.18(b). The Company has not granted any Liens to any third party with respect to any of the Proprietary Assets identified or required to be identified in Schedules 2.18(b) and 2.18(c) (the “Company Proprietary Assets”). The Company has a valid right to use, license and otherwise exploit all Proprietary Assets identified in Schedule 2.18(c) or Schedule 2.18(d).

(f)     Except as set forth in Schedule 2.18(f), the Company has not developed jointly with any other Person any Proprietary Asset that is material to the business of the Company with respect to which such other Person has any rights. Except as set forth in Schedule 2.18(f), there is no Contract pursuant to which any Person has any right (whether or not currently exercisable) to use, license or otherwise exploit any Company Proprietary Asset.

(g)     The Company has taken all reasonable steps that are required to protect the Company’s rights in all Company Proprietary Assets, including any Proprietary Assets that may have been provided by any other Person to the Company. Without limiting the foregoing, except as set forth in Schedule 2.18(g), the Company has taken reasonable commercial steps so that each employee of the Company is bound by a confidentiality agreement which requires such Person to take reasonable steps to protect the Company’s confidential information and proprietary property. To the Company’s Knowledge, each such agreement is in full force and effect and constitutes a valid and legally binding obligation of each party thereto, enforceable in accordance with its terms. To the Company’s Knowledge, no current or former employee, officer, director, stockholder, consultant or independent contractor has any right, claim or interest in or with respect to any Company Proprietary Asset.

(h)     To the Company’s Knowledge, with respect to the patent applications of the Company listed in Schedule 2.18(b) (including applications for any issued patents, the “Patent Applications”):

(i)     all prior art and other information material to the patentability of the claims in the Patent Applications of which the inventors are aware has been duly disclosed to the U.S. Patent and Trademark Office;

(ii)     the Company and the inventors did not sell or offer to sell products covered by any claims of any of the Patent Applications, or manufactured using any process claimed in any of the Patent Applications, or disclose the claimed invention to any third party other than patent counsel for the Company, prior to the effective filing date of such application;

(iii)     the Persons named as inventors in each Patent Application are the inventors of the inventions claimed in such application; and

(iv)     except as set forth on Schedule 2.18(h)(iv), each inventor named in each Patent Application has assigned his or her rights to the Company by an assignment document, which has been duly recorded in the U.S. Patent and Trademark Office.

(i)      Except as set forth in Schedule 2.18(i):

(i)     none of the Company’s commercial products, or any planned future commercial products currently being developed by the Company (either by itself or with any other Person), infringes, misappropriates or makes any unauthorized use of any Proprietary Asset owned or used by any other Person;

(ii)     none of the Company’s commercial products that have been designed, created, developed, assembled or manufactured by or on behalf of the Company infringes, misappropriates or makes any unauthorized use of any Proprietary Asset owned or used by any other Person, and none of such products has at any time infringed, misappropriated or made any unauthorized use of, and the Company has received no notice or other communication (in writing or otherwise) of, any actual, alleged, possible or potential infringement, misappropriation or unauthorized use of, any Proprietary Asset owned or used by any other Person; and

(iii)     to the Company’s Knowledge, no Person is infringing, misappropriating or making any unauthorized use of, any Company Proprietary Asset.

(j)     The Company Proprietary Assets constitute all of the Proprietary Assets necessary to enable the Company to conduct its business in the manner in which such business has been and is being conducted. Except as set forth in Schedule 2.18(j), the Company has not (i) licensed any of the Company Proprietary Assets to any Person or (ii) entered into any covenant not to compete or Contract limiting its ability to exploit fully any Company Proprietary Assets or to transact business in any market or geographical area or with any Person.

(k)     The Company has advised the Purchaser separately in writing of any and all “freedom to operate” or other legal opinion of patent counsel procured by the Company relating to any products that have been designed, created, developed, assembled or manufactured by the Company, or any apparatus or process used by the Company.

2.19     Environmental Matters.

(a)     No Person (including any Governmental Authority) has asserted against or provided to the Company any written notice, request, claim or demand for information, damages, contribution, indemnification, costs, expenses or causes of action arising out of (i) Hazardous Material (including without limitation the handling, storage or disposal thereof) in connection with or related to any asset or property currently or previously owned, operated or leased by the Company or (ii) any actual or alleged injury to human health or the environment by reason of the current condition or operations or activities of the Company or past conditions or operations or activities with respect to the Company.

(b)     The Company is not subject to any pending, or to the Knowledge of the Company, threatened litigation proceeding or investigation relating to or arising from the generation, emission, disposal, discharge, release or threatened release, treatment, or storage of any Hazardous Material by the Company, or on or under any property currently or previously owned, operated or leased by the Company.

(c)     There have been no releases of Hazardous Material at, on, under or from any property while owned, operated or leased by the Company, or to the Company’s Knowledge, at any such property before or after the Company’s ownership, operation or lease.

(d)     To the Company’s Knowledge, there are no underground storage tanks, active or abandoned, on or under any property owned, operated or leased by the Company, or at any such property before or after the Company’s ownership, operation or lease.

(e)     To the Company’s Knowledge, there is no environmental condition, situation or incident on, at or concerning any asset or property currently or previously owned, operated or leased by the Company or any of its predecessors that has resulted in, or could reasonably be expected to result in, a Material Adverse Effect on the Company.

(f)     Except as set forth on Schedule 2.19, the Company does not hold any environmental Permits and none are required for the conduct of the business of the Company as it has been conducted, is currently conducted or is proposed to be conducted.

(g)     The Company is, and at all times has been (including, to the Company’s Knowledge, while owned or operated by any of its predecessors), in compliance with all applicable Laws regulating, relating to or imposing liability or standards of conduct concerning Hazardous Material, pollution prevention, environmental protection or employee health and safety, which compliance includes, but is not limited to, the possession of any necessary environmental Permits and compliance with the terms and conditions thereof, except for violations, if any, that could not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.20      Absence of Certain Changes and Events. Since the Balance Sheet Date, except as set forth in Schedule 2.20, there has not been any:

(a)     change in the Company’s record ownership, except as reflected on the records of the Company’s transfer agent (a true and correct copy of which has been made available to the Purchaser);

(b)     amendment to the Company’s Organizational Documents;

(c)     Company Debt incurred, modified or assumed (whether directly or by way of guarantee or otherwise);

(d)     payment (except in the ordinary course of business) or increase by the Company of any bonus, salary or other compensation to any officer, director or employee or entry into any employment, severance or similar Contract with any officer, director or employee, except for periodic raises in the ordinary course of business consistent with past practice (which raises do not exceed five percent (5%) in any given case);

(e)     adoption of, amendment to or increase in the payments (other than contributions made in the ordinary course of business consistent with past practice, which contributions do not exceed five percent (5%) in the aggregate) to or benefits under, any Plan;

(f)     damage to or destruction or loss of any asset of the Company having a replacement cost in excess of $50,000, whether or not covered by insurance;

(g)     entry into, termination of or receipt of notice of termination of (i) any license, distributorship, supply, dealer, sales representative, joint venture, credit or similar Contract to which the Company is a party, or (ii) any Contract or transaction involving a total remaining commitment of at least $50,000;

(h)     sale (other than sales of inventories in the ordinary course of business), lease or other disposition of any asset or property of the Company (including Proprietary Assets) or the creation of any Lien (other than Permitted Encumbrances) on any asset;

(i)     issuance, sale, purchase, distribution or disposition of any equity interests, notes or other securities nor has the Company committed itself to do so;

(j)     cancellation or waiver of any claims or rights with a value to the Company in excess of $50,000;

(k)      material change in the accounting methods used by the Company;

(l)     change to its credit or accounting policies or practices in any material respect, or accelerated in any material respect the collection of receivables whether by offering discounts or incentives or otherwise, or delayed in any material respect the payment of payables or other accruals;

(m)     any election (or revocation or change thereto) in respect of Taxes, adopted or changed any accounting method in respect of Taxes, filed any amendment to a Tax Return or any claim for refund or credit of Taxes, filed any Tax Return other than in the ordinary course of business and consistent with past practice (or, for avoidance of doubt, filed any Tax Return that was filed late), entered into any closing agreement, settled or compromised any claim or assessment in respect of Taxes, consented to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of Taxes, requested or entered into any ruling or agreement with a taxing authority with respect to Taxes or entered into a Contract which primarily relates to Taxes;

(n)     payment or declaration of any dividend, distribution or other entitlement (whether in cash, stock or property) in respect of any of the Company Stock; or

(o)     Contract by the Company to do any of the foregoing.

2.21      Books and Records. The books of account and other financial records of the Company, all of which have been made available to the Purchaser, (a) are complete and correct in all material respects, (b) represent actual, bona fide transactions, (c) have been maintained in all material respects in accordance with sound business practices, and (d) reflect the basis for the financial position, results of operations, cash flows and changes in stockholders’ equity of the Company as set forth in the Financial Statements. The Company’s system of internal accounting controls provides reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP, and (B) to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The minute books of the Company, all of which have been made available to the Purchaser, contain accurate and complete records of all meetings held, and action taken by, the Board of Directors of the Company and any committee thereof, and no meeting of the Board of Directors or any committee thereof has been held for which minutes have not been prepared or are not contained in such minute books.

2.22      Employee Benefits.

(a)     Schedule 2.22 sets forth all Company Plans. There are no other Plans under which the Company has any liability. True and correct copies of all Company Plans have been made available to the Purchaser. Except for the Company Plans set forth in Schedule 2.22, the Company has never maintained, sponsored, contributed to, participated in or had any obligation to fund any of the following Plans or arrangements: (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code (e.g., defined benefit pension plans); (ii) a multiemployer plan as defined under Section 3(37) or 4001(a)(31) of ERISA or Section 414(f) of the Code; (iii) an employee benefit plan that provides medical or other welfare benefits to retirees except as required by ERISA, the Code or other applicable Law, including, but not limited to, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended; (iv) a multiple employer plan within the meaning of Section 413(c) of the Code or Sections 4063, 4064 or 4066 of ERISA; (v) a multiple employer welfare arrangement within the meaning of Section 3(40)(A) of the Code; or (vi) a voluntary employees beneficiary association within the meaning of Code Section 501(c)(9). The Internal Revenue Service has not revoked or threatened in writing to revoke the determination letter for the Company’s 401(k) plan dated March 31, 2014.

(b)     Each of the Company Plans has been adopted and, to the Company’s Knowledge, is, and at all times has been, operated in compliance with its terms and all applicable Laws (including, where applicable, ERISA and the Code). To the Company’s Knowledge, none of the Company Plans (nor any Plans in which Company employees participate) or any trusts relating thereto have engaged in any transaction in connection with which the Company or any fiduciaries of any Plans or related trusts is or could be subject either to a civil penalty or other liability under Sections 502(i), 406 or 409 of ERISA or a Tax imposed by Section 4975 of the Code, and no event has occurred and no condition exists with respect to any Plans that could subject the Company to any other Tax or penalty under the Code or civil penalty or other liability under ERISA or other Laws.

(c)     To the Company’s Knowledge, the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not, except as provided this Agreement (i) entitle any current or former employee, officer, director or independent contractor of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of payments or compensation due any such individual or (iii) result in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code for which an exemption is not available.

2.23     Employees.

(a)     Schedule 2.23 contains a complete and accurate list of the following information for each current employee, leased employee, temporary or staffing agency employee, independent contractor, consultant and agent of the Company, including each employee on leave of absence or inactive status: employer; identifying employee number; date of hiring or engagement; date of commencement of employment or engagement; immigration status; current compensation paid or payable and any change in compensation since the Balance Sheet Date. At all times while engaged by the Company, all independent contractors and consultants of the Company were independent contractors to, and not employees of, the Company for purposes of all applicable federal and state Laws relating to wages and hours, all applicable federal and state income tax withholding requirements, and any other Law or Order implicating the relationship between the Company and any independent contractor or consultant.

(b)     To the Company’s Knowledge, no officer, director, agent, employee, consultant or contractor of the Company is bound by any Contract that purports to limit the ability of such officer, director, agent, employee, consultant or contractor (i) to engage in or continue or perform any conduct, activity, duty or practice relating to the business of the Company or (ii) to assign to the Company or to any other Person any rights to any invention, improvement or discovery developed while acting in any capacity for or on behalf of the Company. To the Company’s Knowledge, no former or current employee of the Company is a party to, or is otherwise bound by, any Contract that in any way adversely affected, affects or reasonably could be expected to affect the ability of the Company or the Purchaser to conduct the business as heretofore carried on by the Company.

(c)     There is no collective bargaining or similar agreement with any labor unions or associations representing employees of the Company. To the Company’s Knowledge, there have been no claims of discrimination or harassment that have been made against the Company or a Company employee before a Governmental Authority regarding actions or omissions of a Company employee during the course of his or her employment with the Company.

2.24     Insurance. Schedule 2.24 sets forth a complete and accurate list of all insurance policies carried by the Company and any claims received under such insurance policies for the past two (2) policy years, all insurance loss runs, and all workers’ compensation claims received for the past two (2) policy years. The Company has delivered or made available to the Purchaser true, complete and correct copies of all current insurance policies, all of which are in full force and effect. All premiums due and payable under all such policies have been paid, and the Company is otherwise in compliance with the terms of such policies. There have been no threatened terminations of, or threatened material premium increases with respect to, any of such policies.

2.25     Brokers and Finders. Except as set forth on Schedule 2.25, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or investment bankers’ fees or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.26     Taxes.

(a)     Each of the Company and its Subsidiaries has filed all federal income Tax Returns and all other material Tax Returns that they were required to file under applicable Laws.

(b)     All such Tax Returns were correct and complete in all material respects.

(c)     All material Taxes due and owing by the Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid.

(d)     Each of the Company and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(e)     No claim has ever been made (and not yet been resolved) in writing, or, to the Knowledge of the Company, orally in the preceding six (6) months prior to the date of this Agreement, by an authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(f)     No federal, state, local, or non-U.S. tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has received after December 31, 2012 from any federal, state, local, or non-U.S. taxing authority (including jurisdictions where the Company or its Subsidiaries have not filed Tax Returns) in writing or, to the Knowledge of the Company, orally in the preceding six (6) months prior to the date of this Agreement, any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Company or any of its Subsidiaries.

(g)     Schedule 2.26 of the Disclosure Schedule lists all federal, state, local, and non-U.S. income Tax Returns filed with respect to any of the Company or its Subsidiaries for taxable periods ended on or after December 31, 2013, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Company has delivered to the Purchaser correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company or any of its Subsidiaries filed or received since December 31, 2013.

(h)     Each of the Company and its Subsidiaries has disclosed on their federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662.

(i)     Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(j)     Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return.

(k)     There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries.

(l)     Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement.

(m)     Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

(n)     Neither the Company nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law).

(o)     Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(p)     The unpaid Taxes of the Company and its Subsidiaries (A) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve (accrued in accordance with the principals of Section 4.13(a)) for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet included in the Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries in filing their Tax Returns.

(q)     Since the date of the most recent balance sheet included in the Financial Statements, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(r)     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date; (C) intercompany transaction or excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

(s)     Within the past 3 years, neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(t)     Neither the Company nor any of its Subsidiaries is or has been a party to any “listed transaction,” as defined in Code §6707A(c)(1) and Reg. §1.6011-4(b)(2).

2.27     Data Protection.   The Company has at all times since January 1, 2006 employed security practices and procedures designed to ensure that Personally Identifiable Information and Customer Data are protected from unauthorized access, use, modification, loss, disclosure or other misuse. Since January 1, 2006, the Company has not received any notification from any Governmental Authority that it has been out of compliance with applicable Law, the Payment Card Industry Payment Application Data Security Standard (PA DSS), the Payment Card Industry Data Security Standard (PCI DSS), contractual and fiduciary obligations, requirements of self-regulatory organizations, consumer-facing statements in any marketing or promotional materials, its published privacy policies and its internal privacy policies, in each case relating to (i) the privacy of users of Internet websites owned, maintained or operated by the Company and (ii) the collection, storage, transfer, retention, disposal and any other processing of any Personally Identifiable Information and Customer Data collected or used by the Company in any manner or maintained by third parties having access to such information. To the Company’s Knowledge, the Company has not suffered any unauthorized disclosure or loss of Personally Identifiable Information or Customer Data since January 1, 2006.

2.28     Disclosure. No representation or warranty or other statement made by the Company in this Agreement, any other Transaction Document, the Disclosure Schedule, the Financial Statements or any certificate delivered pursuant to the transactions contemplated by this Agreement and the other Transaction Documents contains any untrue statement of a material fact or omits to state a material fact necessary to make such representation or warranty or other statement, in light of the circumstances in which it was made, not misleading.

2.29     Warranties.   No product manufactured, distributed or sold by the Company is subject to any express guarantee, warranty, right of return or other indemnity beyond the Company’s applicable standard terms and conditions in effect at the time of sale. The Financial Statements reflect reserves adequate for any such claims known by the Company for the applicable periods presented therein, and in any case such reserves shall not be less than an amount that reflects historical experience with such claim expenses. The Company has no Knowledge of any reason why such expenses should significantly increase as a percentage of sales in the future.

2.30     No Implied Representations and Warranties. Except as otherwise expressly set forth in this Article II, the Company is making no representations or warranties, express or implied, as to the Company, any of its assets or otherwise, and each of the Purchaser and the Merger Sub acknowledges that it is not relying upon any express or implied representations or warranties of any kind from the Company, other than as expressly set forth herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

The Purchaser and Merger Sub represent and warrant to the Company as follows:

3.1     Existence and Good Standing. The Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of the Purchaser and Merger Sub has the corporate power to own its respective properties and to carry on its respective business as is now being conducted and as proposed to be conducted, and each is duly qualified to do business as a foreign corporation and is in good standing under the Laws of each state or other jurisdiction in which the failure to be so qualified and in good standing could reasonably be expected to have a Material Adverse Effect on the Purchaser. Neither the Purchaser nor Merger Sub is in violation of any of the provisions of its Organizational Documents.

3.2     Equity Interests. All of the outstanding equity interests of Merger Sub are held by the Purchaser.

3.3     Purchaser Shares. The shares of Purchaser Common Stock to be issued to the Company Holders pursuant to Section 1.6 above have been duly authorized and, when issued and delivered in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable. The shares of Purchaser Common Stock to be issued upon the exercise of those Stock Options under the Company Plan which are to be assumed by the Purchaser pursuant to Section 1.6 have been duly authorized, and when issued will be validly issued, fully paid and non-assessable.

3.4     Corporate Power, Authority and Enforceability.

(a)     The Purchaser has all requisite power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The Purchaser’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and the Purchaser’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required of the Purchaser by applicable Law or its Organizational Documents. This Agreement and the other Transaction Documents to which the Purchaser is a party constitute the valid and legally binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers).

(b)     Merger Sub has all requisite power and authority to enter into and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Merger Sub’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is a party and Merger Sub’s consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all corporate action required of Merger Sub by applicable Law or its Organizational Documents. This Agreement and the other Transaction Documents to which Merger Sub is a party constitute the valid and legally binding obligations of Merger Sub, enforceable against Merger Sub in accordance with their respective terms, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers).

3.5     No Violations; Consents and Approvals.

(a)     The execution and delivery of this Agreement, the Transaction Documents and any other instruments and agreements to be executed and delivered by the Purchaser or Merger Sub as contemplated hereby and thereby and the consummation by the Purchaser and Merger Sub of the transactions contemplated hereby and thereby will not result in a violation or breach of, conflict with, constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, or result in the creation of any Lien on any of the properties or assets of the Purchaser or Merger Sub under (i) any provision of the Organizational Documents of the Purchaser or Merger Sub; (ii) any Law or Order applicable to the Purchaser or Merger Sub or by which any of their respective properties or assets may be bound; (iii) any of the terms, conditions or provisions of any Contract to which the Purchaser or Merger Sub is a party, or by which the Purchaser, Merger Sub or any of their respective properties or assets is bound; except in the case of clauses (ii) and (iii) above, for such violations, breaches, conflicts or defaults which, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect on the Purchaser or Merger Sub.

(b)     Except for: (i) such filings of reports under the applicable requirements of the Exchange Act; (ii) the applicable requirements of the NASDAQ Stock Market LLC; (iii) the filing and effectiveness of the Registration Statement; and (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL; no consent, approval, or authorization of, or declaration, filing or registration with, any Governmental Authority or any other Person will be required to be made or obtained by the Purchaser or Merger Sub in connection with the execution, delivery, and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

3.6     SEC Reports. Since January 1, 2014, the Purchaser has filed with the United States Securities and Exchange Commission (the “SEC”) all forms, financial statements, documents and reports (collectively, “SEC Reports”) required to be filed by the Purchaser pursuant to the Exchange Act.

3.7     Broker’s or Finder’s Fees. Except as set forth on Schedule 3.7, no agent, broker, Person or firm acting on behalf of the Purchaser or Merger Sub is, or will be, entitled to any commission or broker’s or finder’s fees from any of the parties hereto, or from any Person or entity controlling, controlled by or under common control with any of the parties hereto, in connection with any of the transactions contemplated herein.

3.8     Litigation. There is no action, suit, proceeding at Law or in equity, arbitration or administrative or other proceeding or investigation by or before any governmental or other instrumentality or agency pending or, to the Purchaser’s knowledge, threatened against or affecting the Purchaser or Merger Sub, or any of their respective properties or rights, which, if adversely determined, would have a Material Adverse Effect on the ability of the Purchaser or Merger Sub to consummate the transactions contemplated by this Agreement or to perform their respective obligations hereunder.

3.9     No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business activities and has conducted its operations only as contemplated hereby.

3.10     Financing. The Purchaser has delivered to the Company a true and complete copy, as of the date of this Agreement, of an executed commitment letter with Goldman Sachs Specialty Lending Group, L.P. or one or more Affiliates thereof (the “Commitment Letter”) to provide, subject to the terms and conditions therein and in any related fee letter, financing in the amounts set forth therein for the purposes of financing the transactions contemplated hereby and related fees and expenses and the refinancing or retirement of certain outstanding indebtedness and other obligations of the Company (the “Financing”). As of the date of this Agreement, the Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of the Purchaser, except as enforcement may be limited by general equitable principles (whether raised in a proceeding at Law or in equity), or by applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws of general application relating to or affecting creditors’ rights (including without limitation, the effect of statutory or other Laws regarding fraudulent conveyances or transfers and preferential transfers). Assuming the Financing is funded in accordance with the terms of the Commitment Letter, the net proceeds contemplated by the Commitment Letter will, together with cash that will be available to the Purchaser on the Closing Date, in the aggregate be sufficient for the Purchaser to (i) pay the Closing Consideration Value, and (ii) pay any and all amounts in connection with the refinancing or retirement of any outstanding indebtedness or other obligations of the Company contemplated by this Agreement or the Financing commitments. As of the date of this Agreement, the Purchaser is not and, to the knowledge of the Purchaser, no other party to the Commitment Letter is, in breach of, or default under, the Commitment Letter.

3.11     Absence of Material Adverse Changes. Since the date of the most recent report filed by the Purchaser with the SEC under the Exchange Act, the Purchaser has conducted its operations in the ordinary and usual course of business consistent with past practice and has paid its obligations as they have become due, and the business, operations and prospects of the Purchaser have not undergone any changes that, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

3.12     Disclosure. No representation or warranty or other statement made by the Purchaser in this Agreement, any other Transaction Document, any certificate delivered pursuant to the transactions contemplated by this Agreement and the other Transaction Documents constitutes an untrue statement of a material fact or omits to state a material fact necessary to make such representation or warranty or other statement, in light of the circumstances in which it was made, not misleading. No statement made by the Purchaser in any report or other document filed by the Purchaser with the SEC under the Securities Act or the Exchange Act since December 31, 2014 constitutes an untrue statement of a material fact or omits to state a material fact necessary to make such statement, in light of the circumstances in which it was made, not misleading.

3.13     Capital Stock.   The Purchaser has an authorized capitalization consisting of the number and types of shares of capital stock set forth in Schedule 3.13, with the par value per share stated therein. The Purchaser has issued and outstanding the number and types of shares of capital stock set forth in Schedule 3.13; no other shares of capital stock are issued or outstanding; and there are no outstanding options, warrants, rights (preemptive or otherwise), restricted stock awards or units, calls, commitments, conversion rights, rights of exchange, plans or other agreements of any character providing for the purchase, issuance or sale of any securities of the Purchaser, other than as contemplated by this Agreement or set forth in Schedule 3.13.

3.14     No Implied Representations and Warranties. Except as otherwise expressly set forth in this Article III, the Purchaser and Merger Sub are making no representations or warranties, express or implied, and the Company acknowledges that it is not relying upon any express or implied representations or warranties of any kind from the Purchaser or Merger Sub, other than as expressly set forth herein.

ARTICLE IV

COVENANTS AND AGREEMENTS OF PURCHASER AND THE COMPANY

4.1     Confidentiality. The confidentiality of all documents and information furnished in connection with the transactions contemplated by this Agreement shall be governed by the terms of the confidentiality agreement, dated as of September 29, 2015 (and as may be amended from time to time), between the Purchaser and the Company (the “Confidentiality Agreement”). Without limiting the terms of the Confidentiality Agreement, except for disclosures required to obtain any consent or approval of any Person or other disclosures approved by the other party, neither the Company nor the Purchaser shall disclose the terms of this Agreement or the terms of any of the transactions contemplated hereby to any other Person, other than to the directors, officers, employers, agents, attorneys, consultants or representatives of such Person who need to know such information to assist such Person in complying with its obligations under this Agreement. Notwithstanding the foregoing, this Section 4.1 shall not prohibit any such Person from making any disclosure which is (i) required to avoid a violation of applicable Law by such party or (ii) required by rule or regulation of any securities exchange or market on which the securities of any party or its Affiliates are listed or quoted, and in each such case the party required to make such disclosure shall do so only to the limited extent necessary to comply with such Law, regulation, rule or obligation and shall, to the extent practicable, give advance notice thereof to the other party hereto and an opportunity to comment on any such disclosure and oppose the need therefor.

4.2     Public Announcements. Neither the Company nor the Purchaser will, without the prior consent of the other party, make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise disclose or permit the disclosure relating to this Agreement or the transactions contemplated hereby, except as required by Law or by rule or regulation of any securities exchange or market on which such party’s securities are listed or quoted and after consultation with the other party. Except as required by Law or by rule or regulation of any securities exchange or market on which such party’s securities are listed or quoted, the timing and content of announcements concerning these matters, including any press releases, will be by mutual agreement.

4.3     Exclusive Dealing; No Solicitation or Negotiation.          (a)   Except as expressly permitted by this Section 4.3 (including Section 4.3(b)), the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall cause its and its Subsidiaries’ Representatives to, (i) as of the execution of this Agreement, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to or that could reasonably be expected to lead to an Acquisition Proposal and (ii) from the execution of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, not (A) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could reasonably be expected to lead to an Acquisition Proposal, (B) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, or that could reasonably be expected to lead to, any Acquisition Proposal, (C) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal or (D) resolve to do any of the foregoing.

(b)     Notwithstanding anything in this Agreement to the contrary, at any time following the execution of this Agreement and prior to the time, but not after, the Stockholder Written Consent is obtained, if the Company receives a bona fide written Acquisition Proposal (or an amendment or modification thereto) from any Person that is not withdrawn and that did not result from a breach of Section 4.3(a), subject to compliance with this Section 4.3(b), (i) the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed confidentiality agreement on customary terms not materially more favorable to such Person than those contained in the Confidentiality Agreement and that does not restrict or prohibit the Company or its Subsidiaries from complying with this Agreement (an “Acceptable Confidentiality Agreement”); provided, however, that (A) a copy of the Acceptable Confidentiality Agreement is provided to the Purchaser promptly (and, in any event, within two Business Days) after execution thereof, (B) the Company and its Representatives shall not provide to any such Person any non-public information or data that has not been provided to the Purchaser by the Company or its Representatives (including pursuant to this Section 4.3) prior to the execution of this Agreement unless such information or data is material and is as a result of an event, fact or circumstance occurring after the execution of this Agreement and the Company promptly (and in any event within two Business Days thereafter) provides to the Purchaser any such non-public information or data that the Company provides to such Person; and (C) the Company and its Representatives shall withhold such portions of the information and data to the extent relating to any pricing or other matters that are highly sensitive or competitive in nature from any Person who is a direct competitor, supplier, vendor or Customer of the Company or any of its Subsidiaries or any Person known to the Company or its financial advisor to be an Affiliate of any of the foregoing (collectively, “Restricted Bidders”), except to a Restricted Bidder who has (x) submitted a bona fide written Acquisition Proposal that is not withdrawn and that did not result from a breach of this Section 4.3 and that constitutes a Superior Proposal and (y) certified to the Company in writing that it has substantially completed legal, financial and accounting due diligence (other than with respect to such withheld information and data) (a “Qualified Bidder”), in which case, such disclosure shall be subject to an Acceptable Confidentiality Agreement and pursuant to customary “clean-room” or other appropriate procedures, and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person, except, in the case of each of (i) and (ii), such actions shall be permitted if and only to the extent that, prior to taking any action described in clause (i) or (ii) above, (x) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and (y) the Board of Directors of the Company (or an authorized committee thereof) has determined in good faith (after consultation with outside legal counsel and a nationally-recognized financial advisor) that such Acquisition Proposal constitutes a Superior Proposal; provided, however, that the Company shall immediately (and in any event within two Business Days) notify the Purchaser of any determination by the Board of Directors of the Company (or an authorized committee thereof) contemplated by this Section 4.30(b) specifying that notice is given pursuant to this Section 4.3(b); provided, further, that the Company and its Representatives may contact such Person before making the determination set forth in Section 4.3(b)(x) and (y) solely to clarify the terms and conditions of such proposal, including to clarify whether such Acquisition Proposal constitutes a Superior Proposal and the extent of any diligence that may be required by such Person, prior to making any such determination but not, in any event, to negotiate such terms and conditions.

(c)     No Change in Recommendation or Alternative Acquisition Agreement. Except as expressly permitted pursuant to Section 4.3(d), the Board of Directors of the Company and each committee thereof shall not:

(i)     withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Purchaser, the Company Recommendation with respect to the Merger or approve, endorse or recommend, or propose publicly to approve or recommend, or resolve to approve or recommend, any Acquisition Proposal (collectively, a “Change of Recommendation”);

(ii)     authorize, cause or permit the Company or any of its Subsidiaries to enter into any agreement, agreement in principle, letter of intent, memorandum of understanding, term sheet, Alternative Acquisition Agreement or other similar agreement or document (other than an Acceptable Confidentiality Agreement) relating to or in connection with any Acquisition Proposal;

(iii)     approve any transaction under, or any Person becoming an “interested stockholder” under, Section 203 of DGCL or any similar action or omission under any other applicable Takeover Statute; or

(iv)     grant any waiver, amendment or release under, or take any other action having a similar effect with respect to, any standstill, confidentiality or similar agreement, except to the extent necessary to allow the counterparty thereof to make a private Acquisition Proposal to the Board of Directors of the Company in accordance with this Agreement.

(d)     Superior Proposal. Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Stockholder Written Consent is obtained, the Board of Directors of the Company (or an authorized committee thereof) may terminate this Agreement pursuant to and in accordance with Section 8.1(a)(v) if (i) after the date hereof, the Company receives a Superior Proposal, (ii) the Board of Directors of the Company (or an authorized committee thereof) determines in good faith, after consultation with its outside counsel, that failure to do so would be inconsistent with its fiduciary duties under applicable Law, (iii) the Company notifies the Purchaser in writing, at least five (5) Business Days in advance, that it intends to terminate this Agreement pursuant to Section 8.1(a)(v) with respect to such Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and, unless previously delivered to the Purchaser, attach the most current version of such agreement; (iv) after providing such notice and prior to terminating this Agreement pursuant to Section 8.1(a)(v) with respect to such Superior Proposal, the Company shall negotiate in good faith on an exclusive basis with the Purchaser during such five (5)-Business Day period (to the extent that the Purchaser desires to negotiate) to make such revisions to the terms of this Agreement and the Financing as would permit the Board of Directors of the Company not to terminate this Agreement pursuant to Section 8.1(a)(v) in response to such Superior Proposal; and (v) the Board of Directors of the Company (or an authorized committee thereof) shall have considered in good faith any changes to this Agreement and the Financing and shall have determined in good faith that such Superior Proposal would continue to constitute a Superior Proposal if such changes offered by the Purchaser were to be given effect; provided, however, that in the event that the Superior Proposal is thereafter modified by the party making such Superior Proposal, the Company shall provide written notice of such modified Superior Proposal to the Purchaser and shall again comply with this Section 4.3(d) and provide Purchaser with an additional notice prior to terminating this Agreement pursuant to Section 8.1(a)(v) (and shall do so for each subsequent modification).

(e)     Notice. From and after the date of this Agreement, the Company agrees that it will promptly (and, in any event, within two Business Days) notify the Purchaser if (i) any inquiries, proposals or offers with respect to an Acquisition Proposal are received by the Company or any of its Subsidiaries or any of their Representatives indicating, in connection with such notice, the identity of the Person making the proposal or offer and the material terms and conditions of any proposals or offers (including, if applicable, copies of any proposals or offers constituting Acquisition Proposals, including proposed agreements) and (ii) any non-public information is requested from, or any discussions or negotiations are sought to be initiated with, it or any of its Representatives indicating, in connection with such notice, the identity of the Person seeking such information or discussions or negotiations, and in each case, thereafter shall keep the Purchaser reasonably informed of the status of any such discussions or negotiations. In the event that any such party modifies its Acquisition Proposal in any material respect, the Company shall notify the Purchaser within two Business Days hours after receipt of such modified Acquisition Proposal of the fact that such Acquisition Proposal has been modified and the terms of such modification (including, if applicable, copies of any written documentation reflecting such modification).

(f)     Company Acknowledgement. The Company agrees that any breach of this Section 4.3 by any Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.3 by the Company for all purposes of this Agreement.

4.4     Access and Investigation. Between the date of this Agreement and the Effective Time, the Company will, and will cause its Representatives to, (a) afford the Purchaser and its representatives (the “Purchaser Advisors”) full and free access at reasonable times and upon reasonable notice to the Company’s personnel, properties (including subsurface testing), Contracts , books and records, and other documents and data, (b) furnish the Purchaser and the Purchaser Advisors with copies of all such Contracts, books and records, and other existing documents and data as the Purchaser may reasonably request, and (c) furnish the Purchaser and the Purchaser Advisors with such additional financial, operating, and other data and information as the Purchaser may reasonably request. .Notwithstanding the foregoing, the Company shall not be required to afford access to any commission rates or other financial terms of any customer Contracts, shall not be required to give access to any such Contracts other than with its top 50 customers and may redact any such commission rates and other financial terms from any customer Contracts to which access is afforded.

4.5     Conduct of Business of the Company. During the period between the date of this Agreement and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, the Company agrees (except to the extent that the Purchaser shall otherwise consent in advance in writing) to conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay its debts and Taxes when due, to pay or perform other obligations when due, and, to the extent consistent with such business, to use all reasonable efforts consistent with past practice and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with Customers, suppliers, vendors, distributors, licensors, licensees, and others having business dealings with it, all with the goal of preserving unimpaired its goodwill and ongoing businesses. The Company shall promptly notify the Purchaser of any material event or occurrence or emergency not in the ordinary course of business, and any material event involving or adversely affecting the Company or its business. The Company shall report periodically to the Purchaser concerning the status of the business, operations, and finances of the Company prior to the Effective Time.

Further, during the period between the date of this Agreement and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, except as expressly required by this Agreement, the Company shall not, without the prior written consent of the Purchaser:

(a)     enter into any commitment or transaction not in the ordinary course of business consistent with past practices or, in any event, which exceeds $25,000, individually, other than (i) Contracts entered into in the ordinary course of business with customers providing for services to less than 100 locations and (ii) renewals in the ordinary course of business with existing customers of the Company on terms no less favorable to the Company that the then-existing terms thereof;

(b)     enter into or amend any Contract pursuant to which any other party is granted marketing, distribution or similar rights of any type or scope with respect to any products of the Company, other than in the ordinary course of business consistent with past practice;

(c)     amend or otherwise modify in any material respect (or agree to do so), or violate the terms of, any of the Contracts set forth, described or required to be described in the Disclosure Schedule;

(d)     fail to maintain or preserve the Company’s water vending equipment in the ordinary course of business;

(e)     settle or commence any litigation or any dispute resolution process (other than settlements involving solely financial remuneration less than or equal to $25,000);

(f)     declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any Company Stock, or split, combine or reclassify any of the Company Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of the Company Stock, or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of Company Stock (or options, warrants or other rights exercisable therefor);

(g)     issue, grant, deliver or sell or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any shares of Company Stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares of Company Stock or other convertible securities; provided, however, that the Company may issue additional shares of Company Stock to employees of the Company during the three (3) Business Days immediately preceding the Closing Date in respect to payment of a portion of the Transaction Bonuses payable to such Company employees;

(h)     cause or permit any amendments to its Organizational Documents;

(i)     acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to the business of the Company;

(j)     sell, lease, license, loan or otherwise dispose of any of its properties or assets other than in the ordinary course of business, consistent with past practices, and other than the proposed sale of machines as set forth in Schedule 2.20;

(k)     transfer to any Person any rights to the Company’s Proprietary Assets;

(l)     incur any (i) liabilities for borrowed money or amounts owed in excess of $25,000 other than under the Credit Agreement, (ii) guaranties, endorsements and other contingent obligations in respect of indebtedness of others, whether or not the same are or should be reflected in the Company’s balance sheet (or the notes thereto), or (iii) lease payments (or obligations to make lease payments) in excess of $25,000 under leases required to be capitalized in accordance with GAAP;

(m)     grant any severance or termination fee in excess of $25,000 to be paid to any director, officer, employee or consultant, except payments made pursuant to standard written agreements outstanding on the date hereof and disclosed to the Purchaser in the Disclosure Schedule;

(n)     except for travel and business expenses incurred in the ordinary course of business in accordance with past practices (provided that such advances do not exceed an aggregate of $25,000), (A) adopt or amend any employee benefit plan, program, policy or arrangement, (B) enter into any employment contract, (C) extend any Employment Offer or loan, (D) pay or agree to pay any annual or special bonus or special remuneration to any director, employee or consultant, or (E) increase the salaries or wage rates of (1) any executive employees exceeding five percent (5%) in any given case or (2) any non-executive employee exceeding ten percent (10%) in any given case, as applicable, except for any Transaction Bonuses (as defined in Section 1.6(e)(xiv)(B));

(o)     revalue any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable in excess of $15,000 in any one case or $30,000 in the aggregate;

(p)     pay, discharge or satisfy, in an amount in excess of $25,000 in any one case, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice or as otherwise consented to in writing by the Purchaser prior to Closing;

(q)     make or change any material election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(r)     enter into any strategic alliance, joint development or joint marketing agreement;

(s)     approve any transaction under, or any person becoming an “interested stockholder” under, Section 203 of DGCL or any similar action or omission under any other applicable Takeover Statute;

(t)     fail to pay or otherwise satisfy its monetary obligations in the ordinary course of business consistent with past practice, except such as are being contested in good faith;

(u)     waive or commit to waive any rights with a value in excess of $25,000, in any one case;

(v)     cancel, materially amend or renew any insurance policy;

(w)     alter, or enter into any commitment to alter, its interest in any corporation, association, joint venture, partnership or business entity in which the Company directly or indirectly holds any interest on the date hereof; or

(x)     commit to, or agree (in writing or otherwise) to take, any of the actions described in Sections 0 through (w) above, or any action that would prevent the Company from performing or cause the Company not to perform its covenants hereunder.

4.6     Notification. Between the date of this Agreement and and the Effective Time or, as the case may be, termination of this Agreement in accordance with its terms, each of the Purchaser or the Company, as the case may be, will promptly notify the other party in writing if first party becomes aware of any fact or condition that causes or constitutes a breach of any of its representations and warranties as of the date of this Agreement, or it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. During the same period, each of the Purchaser or the Company, as the case may be, will promptly notify the other party of the occurrence of any breach of any covenant of the first party in this Article 4 or of the occurrence of any event that may make the satisfaction of the conditions in Article 5 impossible or unlikely.

4.7     Filings; Other Actions; Notification.

(a)     Subject to the terms and conditions set forth in this Agreement, the Company and the Purchaser shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws (i) to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable the expiration or termination of any applicable waiting period, and (ii) to obtain all necessary actions, non-actions, waivers, consents, registrations, approvals, permits and authorizations that may be required, necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger or any of the other transactions contemplated by this Agreement, under applicable Law. Notwithstanding anything to the contrary in this Agreement, in no event shall the Purchaser or any of its Affiliates be obligated in connection with the receipt of any consent, approval, ruling or authorization from any Governmental Authority in connection with this Agreement, to (a) propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of any assets of the Purchaser’s business or of the Purchaser and its Affiliates, or otherwise offer to take or offer to commit to take any action (including, without limitation, any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of the Purchaser’s business, the Purchaser or any of its Affiliates) which it is lawfully capable of taking and if the offer is accepted, take or commit to take such action, or (b) take or omit to take any action that would reasonably be expected to result in a material and adverse impact on the Company and its Subsidiaries, or the Purchaser and its Subsidiaries (including the Surviving Corporation and its Subsidiaries following the Effective Time), in each case taken as a whole, or any of the Purchaser’s Affiliates, in each case as may be required in order to avoid the commencement of any action or proceeding to prohibit any transaction contemplated by this Agreement, or if already commenced, to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any action or proceeding. The Company shall not, without the prior written consent of the Purchaser, publicly or before any Governmental Authority or other third party, offer, suggest, propose or negotiate, and shall not commit to or effect, by consent decree, hold separate order or otherwise, any sale, divestiture, disposition, prohibition or limitation or other action of a type described in this subparagraph.

(b)     Subject to applicable Laws relating to the exchange of information, the Purchaser and the Company shall have the right to review in advance, and to the extent practicable each will consult with the other on and consider in good faith the views of the other in connection with, all of non-confidential information relating to the Purchaser or the Company, as the case may be, and any of their respective Affiliates, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and the Purchaser shall act reasonably and as promptly as practicable.

(c)     The Company and the Purchaser each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of the portions of any notices or other communications received by the Purchaser or the Company, as the case may be, from any third party or any Governmental Authority with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor the Purchaser shall, nor shall they permit any of their Subsidiaries or Representatives to, participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to the Merger and the other transactions contemplated hereby unless they consult with the other parties in advance and, to the extent permitted by such Governmental Authority, give the other parties the opportunity to attend and participate thereat.

4.8        Other Closing Transactions. Each of the Purchaser and the Company shall use its reasonable efforts and take all action to be taken on its part which is reasonably necessary to effect the Merger and the transactions referred to in Section 1.5A to be effected concurrently with the Merger at the Effective Time.

4.9         Registration Statement.

(a)     The Purchaser and the Company agree to cooperate in the preparation of a registration statement on Form S-4 (the “Registration Statement”) to be filed by the Purchaser with the SEC in connection with the issuance of the Purchaser Common Stock and Warrants in the Merger and in connection with the transactions referred to in Sections 1.6(b) and 1.6(c) and the future issuance of shares of the Purchaser Common Stock issuable upon exercise of the Warrants, (including the prospectus constituting a part thereof (the “Prospectus”) and all related documents). Each of the Purchaser and the Company agree to use its reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. The Company agrees to cooperate with the Purchaser and the Purchaser’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from the Company’s independent registered public accounting firm and other representatives, as applicable, in connection with the Registration Statement and the Prospectus. After the Registration Statement is declared effective under the Securities Act, the Company, at its own expense (if the Closing does not occur), shall promptly mail, or cause to be mailed, the Prospectus to the Stockholders.

(b)     The Company agrees, upon the Purchaser’s request, to furnish the Purchaser with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Registration Statement, the Prospectus or any filing, notice or application made by or on behalf of the Purchaser or any of its Subsidiaries to any Governmental Authority in connection with the transactions contemplated hereby. The Company agrees, as to itself and its Subsidiaries, directors, officers and the Stockholders, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, and (ii) the Prospectus and any amendment or supplement thereto, at the date of mailing to the Stockholders, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Purchaser agrees, as to itself and its Subsidiaries, directors, and officers, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, and (ii) the Prospectus and any amendment or supplement thereto, at the date of mailing to the Stockholders, will contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.10     Listing of Additional Shares. Promptly following the date hereof, the Purchaser shall use its reasonable efforts to file with the NASDAQ Stock Market LLC, to the extent required, a “Notification Form: Listing of Additional Shares” or “Notification Form: Change in Number of Shares Outstanding” with respect to the shares of Purchaser Common Stock issuable upon conversion of the Company Stock as a result of the Merger in connection with the transactions referred to in Sections 1.6(b) and 1.6(c) and upon exercise of the Warrants.

4.11     401(k) Plan. Prior to Closing, the Company’s Board of Directors shall take all necessary and appropriate actions to terminate the Company’s 401(k) plan.

4.12     Dissenters. During the period from the date of this Agreement to the Closing Date, the Company shall, and shall cause its officers, directors, employees, Affiliates, agents and representatives to, comply with all provisions of the DGCL relating to dissenters’ rights applicable to the Merger, this Agreement and the other transactions contemplated hereby; provided, however, that the Company shall not, except with the prior written consent of the Purchaser, or as required under the DGCL, voluntarily make any payment with respect to, or settle or offer to settle, any purchase demand by a holder of Dissenting Shares.

4.13     Tax Matters. The provisions of this Section 4.13 shall govern the allocation of responsibility as between the Purchaser, on the one hand, and the Company Holders, on the other, for certain Tax matters.

(a)     In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date, except that the amount of any real property, personal property or other ad valorem Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period. The “Pre-Closing Tax Period” is all taxable periods ending on or before the Closing Date and the portion through the ending of the Closing Date for any taxable period that includes (but does not end on) the Closing Date.

(b)     The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for the Company for all periods ending on or prior to the Closing Date that are filed after the Closing Date. The Purchaser shall permit the Stockholder Representative to review and comment on each such Tax Return described in the preceding sentence upon request prior to the filing and shall consider such revisions to such Tax Returns as are reasonably requested by the Stockholder Representative.

(c)     The Purchaser, the Company, and the Company Holders shall (i) cooperate fully, as reasonably requested, in connection with the preparation and filing of Tax Returns pursuant to this Section 4.13 and any audit, litigation or other proceeding with respect to Taxes; (ii) make available to the other, as reasonably requested, all information, records or documents with respect to Tax matters pertinent to the Company for all periods ending prior to or including the Closing Date; and (iii) preserve information, records or documents relating to Tax matters pertinent to the Company that are in their possession or under their control until the expiration of any applicable statute of limitations or extensions thereof.

(d)     The Purchaser and the Stockholder Representative (on behalf of the Company Holders) shall each timely pay one-half of all transfer, documentary, sales, use, stamp, registration and other Taxes and fees (other than income and capital gains Taxes) arising from or relating to the transactions contemplated by this Agreement, and the Purchaser shall, at the Purchaser’s expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration, and other Taxes and fees. If required by applicable Laws, the Purchaser and the Company will join in the execution of any such Tax Returns and other documentation, subject to the Purchaser’s review. Any amounts payable by or on behalf of the Company Holders pursuant to this Section 4.13(d) shall be paid by the Purchaser on behalf of such Company Holders and, in consideration therefor, the Escrow Agent shall remit to the Purchaser from the Escrow Fund shares of Purchaser Common Stock in an amount necessary to reflect such payment (at the Average Share Price at the time the proposed instructions are given to the Escrow Agent).

4.14     Lock-Up Agreements. The Company shall use its reasonable efforts to cause each Principal Stockholder to execute and deliver to the Purchaser at or prior to the Closing a lock-up agreement, in substantially the form attached hereto as Exhibit H (each, a “Lock-Up Agreement”).

4.15     Stockholder Written Consent. The Company shall use its reasonable efforts to cause each Principal Stockholder to execute and deliver to the Purchaser the Stockholder Written Consent on the third (3rd) Business Day following the date on which the Registration Statement is declared effective by the SEC.

4.16     Board Appointment. The Purchaser will use reasonable best efforts to cause Board of Directors of the Purchaser to appoint Charlie Norris to serve as a member of Class III of the Purchaser’s Board of Directors for a term that would expire at the Purchaser’s 2019 annual meeting of stockholders of the Purchaser.

4.17     Additional Financial Statements. At the Purchaser’s request and expense, the Company shall, and shall cause its Affiliates to, reasonably cooperate with the Purchaser so that the Purchaser can obtain or prepare, within the time periods required by applicable securities laws and regulations or stock exchange requirements, any audited and unaudited financial statements and any pro forma or other financial information relating to the Company or the transactions contemplated by this Agreement that the Purchaser is required to file or otherwise disclose under applicable securities laws and regulations and stock exchange requirements, with such financial statements and financial information to be prepared in accordance with such laws, regulations and requirements (including unqualified audit reports). The Company also hereby agrees to consent, and to cause its Affiliates to consent, by or at the request of the Purchaser, to the inclusion of such financial statements and information in any filings by the Purchaser with any securities regulatory authority or exchange. The Company further agrees to use, and to cause its Affiliates to use, reasonable efforts to cause the auditors of the Company, at the Purchaser’s expense, to provide to the Purchaser (or the Purchaser’s successor) any such auditor’s consent to the inclusion of any such financial statements or the information contained therein, in any filings by or on behalf of the Purchaser (or the Purchaser’s successor) with any applicable securities regulatory authority or securities exchange, including providing such auditors with customary and required management representation letters. References to “filings” in this Section 4.17 include any filings, prospectus, prospectus supplement or offering circular required prior to or following the Closing in connection with the Purchaser’s reporting obligations under applicable securities laws and regulations or stock exchange requirements.

4.18     Bonus Plans. The Company or the Surviving Corporation shall pay all amounts when due, under the 2016 Supplemental Sales Bonus Incentive Plan, 2016 Cash Incentive Bonus Program, and 2016 Management Bonus Program, the amounts of which will have been accrued on a basis consistent with the accruals for such amounts as contained in the Financial Statements, which amounts shall be based on the results of the Company for its full 2016 fiscal year, without regard to Transaction Expenses.

ARTICLE V

CONDITIONS TO THE PURCHASER’S AND MERGER SUB’S OBLIGATIONS

The Purchaser’s and Merger Sub’s obligations to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

5.1     Accuracy of Representations and Warranties. The representations and warranties of the Company contained in this Agreement or in any schedule attached hereto shall be true and correct in all material respects when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect; provided, however, (a) if the conditions to Closing set forth in this Article V (other than this Section 5.1) are satisfied or waived (or, upon an immediate Closing, would be satisfied as of such Closing) and (b) any fact or circumstance has occurred after the date of this Agreement such that the representations and warranties of the Company contained in this Agreement or in any schedule attached hereto shall not be true and correct in all material respects on and as of the Closing Date with the same effect as though such representation and warranties had been made on and as of such date, then in such event the Company shall give the Purchaser notice of such fact or circumstance and, for a period of five (5) Business Days thereafter, the Company and the Purchaser shall negotiate in good faith to determine whether or not the Company and the Purchaser are able to mutually agree to an appropriate adjustment to the terms of this Agreement or the Merger (including a reduction in the Merger Consideration); provided, further, that, if at the end of such five (5) Business Day period, the Company and the Purchaser are unable to agree to an appropriate adjustment, then the condition in this Section 5.1 shall be treated as unsatisfied and the Purchaser shall be entitled to terminate this Agreement pursuant to Section 8.1(a)(ii) and otherwise pursue any remedies to which the Purchaser may be entitled.

5.2     Good Standing and Other Certificates. The Company shall have delivered to the Purchaser (a) a copy of the Company’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (b) a certificate from the Secretary of State of the State of Delaware to the effect that the Company is in good standing in Delaware, (c) a copy of the bylaws of the Company, certified by the Secretary of the Company as being true and correct and in effect on the Closing Date, and (d) a copy of resolutions, certified as of the Closing Date by the Secretary of the Company, adopted by the Board of Directors of the Company and authorizing the execution and delivery by the Company of this Agreement and the other Transaction Documents to which the Company is a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby.

5.3     Performance of Agreements. All of the agreements of the Company and the Company Holders to be performed on or before the Closing Date pursuant to the terms of this Agreement (including, without limitation, delivery of the Transaction Documents by the Company and the other parties thereto (other than the Purchaser)) shall have been duly performed in all material respects, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.4     No Litigation. No action or proceeding shall have been instituted or threatened before a court or other government body or by any public authority, and no claim shall have been asserted or threatened to be asserted, to restrain or prohibit any of the transactions contemplated hereby, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.5     No Material Adverse Change. Since the date of this Agreement, no event, fact, change, condition, circumstance or other development shall have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or its Subsidiaries, and the Company shall have delivered to the Purchaser a certificate, dated the Closing Date, to such effect.

5.6     Governmental and Other Approvals and Consents. All Governmental Authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received. All third party (other than any Governmental Authorities) consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received, if the failure to obtain the same could reasonably be expected to have a Material Adverse Effect on the Company.

5.7     Employment Agreement. Brian McInerney shall have executed an Employment Agreement in substantially the form attached hereto as Exhibit I.

5.8     Termination of Certain Contracts. The Company shall have procured the termination of the Contracts listed on Schedule 5.8 on terms acceptable to the Purchaser.

5.9     Escrow Agreement. The Escrow Agreement shall have been executed and delivered to the Purchaser, and in connection therewith Wilmington Trust, N.A. shall have been appointed and agreed to serve as the Escrow Agent.

5.10     Stockholder Approval. The Merger, this Agreement and the Certificate of Merger shall have been approved and adopted by holders of at least a majority of the outstanding shares of the Company Stock pursuant to applicable Law and the Company’s Organizational Documents, and the Company shall have delivered to the Purchaser the Stockholder Written Consent, to such effect.

5.11     Dissenters. As of the Effective Time, the holders of not more than five percent (5%) of the Company Stock (calculated on a fully-diluted basis) shall have demanded or otherwise purported to exercise their respective dissenters’ rights, if any, pursuant to the DGCL with respect to any shares of Company Stock.

5.12     Certificate of Merger. The Company shall have executed and delivered the Certificate of Merger to the Purchaser.

5.13     Effective Registration Statement. The Registration Statement shall have become and been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

5.14     Resignations. The Purchaser shall have received a written resignation, satisfactory in form and substance to the Purchaser, from each officer and director of the Company requested by the Purchaser to resign on or prior to the Closing Date.

5.15     Intra-Company Debt. All indebtedness, if any, other than travel and similar advances outstanding in the ordinary course of business, of the employees of the Company to the Company, shall have been repaid in full.

5.16     Payoff Letters . The Company shall have delivered to the Purchaser at least three (3) Business Days prior to the Closing Date payoff letters, or other documentation, in form and substance satisfactory to the Purchaser, to the effect that upon receipt of payment described therein such recipient shall have been paid in full for all indebtedness and other obligations described in Section 1.5A of this Agreement that are due and owing to such Person on the Closing Date.

5.17     FIRPTA Certificate. The Company shall have delivered to the Purchaser a certificate issued in accordance with Treasury Regulation §1.1445-2(c) and in a form and substance satisfactory to the Purchaser.

5.18     Lock-Up Agreements. Each Principal Stockholder shall have executed and delivered to the Purchaser a Lock-Up Agreement, and each such Lock-Up Agreement shall be in full force and effect.

ARTICLE VI

CONDITIONS TO THE COMPANY’S OBLIGATIONS

The Company’s obligations to effect the Merger are conditioned upon the satisfaction or waiver, on or prior to the Closing Date, of each of the following conditions:

6.1     Accuracy of Representations and Warranties. The representations and warranties of the Purchaser and Merger Sub contained in this Agreement or in any schedule attached hereto shall be true and correct when made and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date, and the Purchaser and Merger Sub shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.2     Good Standing and Other Certificates.

(a)     Purchaser. As of the Closing Date, the Purchaser shall have delivered to the Company (i) a copy of the Purchaser’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (ii) a certificate from the Secretary of State of the State of Delaware to the effect that the Purchaser is in good standing in Delaware, (iii) a copy of the bylaws of the Purchaser, certified by an officer of the Purchaser as being true and correct and in effect on the Closing Date, and (iv) a copy of resolutions, certified as of the Closing Date by an officer of the Purchaser, adopted by the board of directors of the Purchaser and authorizing the execution and delivery by the Purchaser of this Agreement and the other Transaction Documents to which the Purchaser is a party, the performance by the Purchaser of its obligations hereunder and thereunder and the consummation by the Purchaser of the transactions contemplated hereby and thereby.

(b)     Merger Sub. As of the Closing Date, Merger Sub shall have delivered to the Company (i) a copy of Merger Sub’s Certificate of Incorporation, including all amendments thereto, certified by the Secretary of State of the State of Delaware as of the Closing Date or any of the five (5) preceding Business Days, (ii) a certificate from the Secretary of State of the State of Delaware to the effect that Merger Sub is in good standing in Delaware, (iii) a copy of the by-laws of Merger Sub, certified by an officer of Merger Sub as being true and correct and in effect on the Closing Date, and (iv) a copy of resolutions, certified as of the Closing Date by an officer of Merger Sub, adopted by the sole stockholder of Merger Sub and authorizing the execution and delivery by Merger Sub of this Agreement and the other Transaction Documents to which Merger Sub is a party, the performance by Merger Sub of its obligations hereunder and thereunder and the consummation by Merger Sub of the transactions contemplated hereby and thereby.

6.3     Performance of Agreements. All of the agreements of the Purchaser and Merger Sub to be performed on or before the Closing Date pursuant to the terms hereof (including, without limitation, delivery of the Transaction Documents by the Purchaser and the Merger Sub, and the other parties thereto (other than the Company, the Principal Stockholders and the Stockholder Representative)) shall have been duly performed in all material respects, and the Purchaser shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.4     Governmental and Other Approvals and Consents. All Governmental Authority consents and approvals, if any, necessary to permit the consummation of the transactions contemplated by this Agreement and the other Transaction Documents shall have been received.

6.5     Certificate of Merger. Merger Sub shall have executed and delivered the Certificate of Merger to the Company.

6.6     No Litigation. No action or proceeding shall have been instituted or threatened before a court or other Governmental Authority or by any public authority, and no claim shall have been asserted or threatened to be asserted, to restrain or prohibit any of the transactions contemplated hereby, and the Purchaser shall have delivered to the Company a certificate, dated the Closing Date, to such effect.

6.7     Escrow Agreement. The Escrow Agreement shall have been executed and delivered to the Company.

6.8     Effective Registration Statement. The Registration Statement shall have become and been declared effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.

6.9     Employment Agreement. The Purchaser shall have executed an Employment Agreement in substantially the form attached hereto as Exhibit I.

6.10     No Material Adverse Change.   Since the date of this Agreement, no event, fact, change, condition, circumstance or other development shall have occurred that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Purchaser or the Merger Sub, or their Subsidiaries, and the Purchaser shall have delivered to the Stockholder Representative a certificate, dated the Closing Date, to such effect.

ARTICLE VII

SURVIVAL OF REPRESENTATIONS; INDEMNITY; SET-OFF

7.1     Survival of Representations.The representations and warranties of the Company, the Purchaser and the Merger Sub contained in this Agreement or in the Disclosure Schedule shall survive the consummation of the Merger and the other transactions contemplated hereby and shall remain in full force and effect notwithstanding any investigation or examination of, or knowledge with respect to, the subject matter thereof by or on behalf of the Merger Sub or the Purchaser, as the case may be, until the entirety of the Escrow Fund is required to have been distributed in accordance with the terms of this Agreement and the Escrow Agreement, except that (a) the representations and warranties in Sections 0 (Ownership of Stock and Minority Common Units), 0 (Existence and Good Standing), 0 (Capital Stock), and 0 (Power and Authority), shall survive indefinitely, and (b) the representations and warranties in Sections 0 (Intellectual Property), 0 (Environmental Matters), 0 (Employee Benefits), and 0 (Taxes), shall survive through the applicable statute of limitations plus ninety (90) days (such period, as applicable, is referred to as the “Survival Period”). No claim for indemnification pursuant to Section 7.2 based on an alleged breach of any such representation or warranty may be brought after the expiration of the Survival Period, except that claims made in good faith in writing and setting forth in reasonable detail the claim prior to such expiration, including without limitation claims made with respect to actions anticipated in good faith, regardless of whether any action or demand has in fact been commenced, shall be deemed to have been brought prior to the end of the Survival Period (it being understood, without limitation, that any and all Losses arising after the expiration of the Survival Period shall be recoverable upon notice properly given prior to the expiration of the Survival Period in accordance with this Section 7.1). Notwithstanding the foregoing, nothing in this Agreement shall limit any indemnification claims for fraud, intentional misrepresentation or willful misconduct. In addition, the covenants and agreements set forth in this Agreement, any Transaction Document or any other ancillary document hereto shall survive through the applicable statute of limitations plus ninety (90) days.

7.2      Escrow Arrangements and Indemnity.

(a)     Escrow Fund. At the Effective Time, the Company Holders will be deemed to have received and consented to the deposit with the Escrow Agent of the Escrow Fund (plus any additional shares as may be issued upon any stock split, stock dividend or recapitalization effected by the Purchaser after the Effective Time), without any act required on the part of any such Company Holder. As soon as practicable after the Effective Time, the Escrow Fund, without any act required on the part of any Company Holder, will be deposited with the Escrow Agent. The portion of the Escrow Fund contributed on behalf of each such Company Holder shall be in proportion to the aggregate amount of Closing Stock Consideration to which such Company Holder would otherwise be entitled under Section 1.6.

(b)     Indemnity by the Company Holders. Subject to the limitations set forth in this Article VII, the Company Holders shall severally, on a pro rata basis, indemnify, defend and hold harmless the Purchaser, the Surviving Corporation (after the Closing), and their respective officers, directors, stockholders (other than the Stockholders), employees, agents, Affiliates, successors and assigns (each, a “Purchaser Indemnitee” and collectively, the “Purchaser Indemnitees”), to the fullest extent permitted in law or equity, from and against any and all claims, losses, liabilities, damages, obligations, deficiencies, costs and expenses, including reasonable attorneys’ fees and expenses, and expenses of investigation and defenses (hereinafter individually a “Loss” and collectively “Losses”) imposed on, sustained, suffered, incurred or paid, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly by the Purchaser Indemnitees, as a result of, in connection with or arising out of (i) any breach, violation or non-fulfillment of any covenant or agreement of the Company or the Company Holders contained in this Agreement, any Transaction Document or any document delivered in connection herewith or therewith, or (ii) any breach of or inaccuracy in any representation or warranty made by the Company contained in this Agreement, any Transaction Document as of the date of this Agreement and the Closing Date; provided, however, for purposes of this Section 1.1(d)(ii), any qualifications relating to materiality, including the term “Material Adverse Effect,” or relating to Knowledge contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached or inaccurate and for purposes of calculating the amount of Losses resulting therefrom. For the purpose of valuing any Purchaser Common Stock to be recovered by the Purchaser from the Escrow Fund as compensation for any Losses, the Average Share Price shall be deemed the price of such Purchaser Common Stock at the time it is to be released from the Escrow Fund. The parties hereto acknowledge that Losses include consequential, special, incidental and indirect damages, including lost profits.

(c)     Indemnity by the Purchaser. Subject to the limitations set forth in this Article VII, the Purchaser shall indemnify, defend and hold harmless the Company Holders and their respective officers, directors, stockholders, employees, agents, Affiliates, successors and assigns (each, a “Company Indemnitee” and collectively, the “Company Indemnitees”), to the fullest extent permitted in law or equity, from and against any and all Losses imposed on, sustained, suffered, incurred or paid, whether in respect of third-party claims, claims between the parties hereto, or otherwise, directly or indirectly by the Company Indemnitees, as a result of, in connection with or arising out of (i) any breach, violation or non-fulfillment of any covenant or agreement of the Purchaser or Merger Sub contained in this Agreement, any Transaction Document or any document delivered in connection herewith or therewith, or (ii) any breach of or inaccuracy in any representation or warranty made by the Purchaser or Merger Sub contained in this Agreement, any Transaction Document as of the date of this Agreement and the Closing Date; provided, however, for purposes of this Section 7.2(c)(ii), (A) any qualifications relating to materiality, including the term “Material Adverse Effect,” or relating to knowledge contained in such representation or warranty shall be disregarded for purposes of determining whether such representation or warranty was breached or inaccurate and for purposes of calculating the amount of Losses resulting therefrom and (B) Losses shall mean solely (1) the diminution in value of the Closing Stock Consideration and Aggregate Warrant Consideration received by the Company Holders, (2) expenses (including reasonable attorneys’ fees) with respect thereto, and (3) reasonable expenses of investigation and defense (including reasonable attorneys’ fees and expenses) with respect to Third Party Claims. Any claims for indemnification pursuant to this Section 7.2(c) shall be brought only by the Stockholder Representative and not by any Company Holders, whether individually or collectively.

(d)     Limitations.

(i)     The Escrow Fund shall be the sole and exclusive source of satisfaction of any claim made by the Purchaser Indemnitees for any Losses resulting from the matters set forth in this Article VII; provided, however, that nothing herein shall limit any remedy of a Purchaser Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful misconduct. Notwithstanding anything contained herein to the contrary, nothing shall prohibit the Purchaser from seeking and obtaining recourse against the Company Holders, or any of them, in the event and to the extent that there is a misallocation in the distribution of the Merger Consideration among the Company Holders.

(ii)     Notwithstanding the foregoing, the Company Holders, on the one hand, shall not be required to indemnify the Purchaser Indemnitees, and the Purchaser, on the other hand, shall not be required to indemnify the Company Indemnitees, in each case in respect of any Loss subject to indemnification under Section 1.1(d)(ii) or Section 7.2(c)(ii), as applicable, unless and until, and only to the extent, the aggregate of all Losses subject to indemnification under Section 1.1(d)(ii) or Section 7.2(c)(ii), as applicable, exceeds Five Hundred Thousand Dollars ($500,000) in the aggregate, provided, however, that nothing herein shall limit any remedy of a Purchaser Indemnitee or a Company Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful misconduct.

(iii)     The aggregate amount to be paid by the Purchaser to the Company Indemnitee(s) for any Loss resulting from the matters set forth in this Article VII shall not exceed an amount equivalent to the product of (x) the number of shares of Purchaser Common Stock then in the Escrow Fund and (y) the Average Share Price of Purchaser Common Stock; provided, however, that nothing herein shall limit any remedy of a Company Indemnitee for (i) the breach of any covenant or agreement in this Agreement or (ii) fraud, intentional misrepresentation or willful conduct. Any amounts payable by Purchaser pursuant to this Article VII shall be delivered to the Stockholder Representative on behalf of, and for distribution to, all of the Company Holders, in each case payable in cash or in shares of Purchaser Common Stock (valued at the Average Share Price for such shares at the time of payment) or any combination thereof, in the Purchaser’s sole discretion.

(e)     Stockholder Representative. In the event that the Merger is adopted and approved by the Stockholders, effective upon such vote, and without further act of any Company Holder, the Stockholder Representative, for and on behalf of the Company Holders, shall be authorized to deliver to the Purchaser shares of Purchaser Common Stock from the Escrow Fund in satisfaction of claims by any Purchaser Indemnitee, to object to such deliveries, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative for the accomplishment of the foregoing. Notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Company Holders. Other than the Stockholder Representative, no Company Holder shall have any right to intervene, take part in or otherwise delay any action related to the Escrow Fund, including without limitation any indemnification payments to be made to the Purchaser out of the Escrow Fund. The Escrow Agreement and Section 1.8 of this Agreement describe additional information regarding the rights and duties of the Stockholder Representative.

(f)     Procedures Applicable to Third Party Claims.

(i)     Notice of Claims. If at any time subsequent to the Closing, a party or parties entitled to make a claim for indemnification hereunder (the “Indemnitee”) becomes aware of any demand or claim asserted by a third party which gives rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation that may result in Losses for which the Indemnitee believes it may be entitled to indemnification hereunder (a “Third Party Claim”), the Indemnitee shall forthwith give written notice thereof to the indemnifying party (the “Indemnitor”); provided, however, that no delay on the part of the Indemnitee in notifying any Indemnitor shall relieve the Indemnitor from any obligation hereunder unless (and then solely to the extent) the Indemnitor thereby is prejudiced. The notice shall describe the Third Party Claim (including the facts and circumstances related thereto) in reasonable detail and the basis of the Indemnitee’s request for indemnification hereunder and, to the extent practicable, shall indicate the amount (estimated, if necessary) of the Losses that have been or may be suffered by the Indemnitee.

(ii)     Opportunity to Defend. The Indemnitor shall have the right, exercisable by giving written notice to the Indemnitee not later than thirty (30) days after receipt of notice of the Third Party Claim from the Indemnitee, to assume control of the defense, compromise and settlement of the Third Party Claim. Upon the assumption of control by the Indemnitor as aforesaid, the Indemnitor shall, solely at its expense, diligently proceed with the defense, compromise or settlement of the Third Party Claim, including employment of counsel reasonably satisfactory to the Indemnitee, until either (i) the Indemnitor and the Indemnitee otherwise agree, or (ii) a court of competent jurisdiction finally determines that the Indemnitor does not have an obligation to indemnify the Indemnitee (in which event the Indemnitee shall forthwith reimburse the Indemnitor for all amounts paid with respect to such Third Party Claim and the defense thereof). If the Indemnitor has assumed the defense of the Third Party Claim, the Indemnitee shall reasonably cooperate in the defense thereof and shall make available to the Indemnitor all pertinent books, records, documents and other information and all pertinent witnesses under the Indemnitee’s control and shall make such assignments and take such other steps as in the opinion of counsel for the Indemnitor are reasonably necessary to enable the Indemnitor to conduct such defense. In the event the Indemnitor undertakes the defense of any Third Party Claim, the Indemnitee shall nevertheless be entitled to participate in (but not control) the defense thereof with counsel of its own choice and at its own expense, and the Parties agree to cooperate fully with one another in connection with the defense and/or settlement thereof. From and after delivery of notice to the Indemnitee of its election to assume the defense of the Third Party Claim as herein provided, the Indemnitor shall be relieved of the obligation to reimburse the Indemnitee for any other legal, accounting or other costs and expenses thereafter incurred by the Indemnitee with respect to the defense of such claim, action or proceeding, notwithstanding any participation by the Indemnitee therein. Any decision to settle any such claim, action or proceeding shall be at the Indemnitor’s sole discretion; provided, however, that (1) unless the Indemnitor obtains the prior written consent of the Indemnitee, such settlement may only involve the payment of money damages (and any payments thereof shall be made by the Indemnitor) and (2) no Indemnitor shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnitee of a release from all liability in respect of such third-party action.

(iii)     Indemnitee’s Right to Defend. Notwithstanding anything else contained herein to the contrary, the Indemnitor shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnitee shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third-party action as to which the Indemnitor fails to assume the defense within a reasonable length of time or that involves any claim for injunctive or similar equitable relief; provided, however, that (A) the Indemnitee shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnitor without the prior written consent of such Indemnitor; and (B) no Indemnitee shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnitor of a release of all liability in respect of such third-party action.

(iv)     Recovery From Third Party. If the Indemnitee subsequently recovers all or part of the Third Party Claim from any other Person (including any insurance company) legally obligated to pay the claim, the Indemnitee shall forthwith pay to the Indemnitor the amounts recovered (net of all costs associated with such recovery) up to an amount not exceeding the payment made by the Indemnitor to or on behalf of the Indemnitee by way of indemnity.

(g)     Escrow Agent’s Duties. The duties and obligations of the Escrow Agent are described in detail in the Escrow Agreement.

(h)     Further Rules. In calculating the amount of any Loss hereunder, (i) there shall be deducted any insurance recoveries or related payments actually received by the Purchaser Indemnitees with respect to claims relating to such Loss (net of any deductibles paid and costs of recovery); provided, however, nothing in this Agreement shall require any Purchaser Indemnitee to seek full or partial recovery under any insurance policies; and (ii) there shall be deducted any Tax benefits attributable to the circumstances or event giving rise to such Loss to the extent such Tax benefits are realized during or prior to the taxable year in which the party receives such indemnification payment in connection with such Loss and as such indemnification payment can be reasonably quantified and demonstrated by the Stockholder Representative with Purchaser’s reasonable cooperation. Indemnification payments under this Section 7.2 shall be paid by the indemnifying party without reduction for any Tax benefit available to the Purchaser Indemnitee.

ARTICLE VIII

TERMINATION

8.1     Termination.

(a)     The parties hereto shall be entitled to terminate this Agreement as follows, provided, however, that no such termination shall limit or terminate any liability of one party to another for any breach hereof, and provided further that the provisions of Sections 4.1 (Confidentiality), 4.2 (Public Announcements) and Article IX (Miscellaneous) shall survive any such termination:

(i)     the parties hereto may terminate this Agreement by mutual written consent at any time;

(ii)     the Purchaser may terminate this Agreement by written notice to the Company on or prior to the Closing Date if the Company shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and, if curable, failed to cure the same within ten (10) days after written notice thereof from the Purchaser;

(iii)     the Company may terminate this Agreement by written notice to the Purchaser on or prior to the Closing Date if the Purchaser or the Merger Sub shall have breached in any material respect any representation, warranty, covenant or agreement contained in this Agreement and, if curable, failed to cure the same within ten (10) days after written notice thereof from the Company;

(iv)     the Purchaser may terminate this Agreement by written notice to the Company if the Stockholder Written Consent is not delivered promptly when due in accordance with Section 4.15;

(v)     the Company may terminate this Agreement by written notice to the Purchaser if at any time prior to obtaining the Stockholder Written Consent, (i) (x) the Board of Directors of the Company authorizes the Company, subject to complying with the terms of this Agreement (including Section 4.3(d)), to enter into definitive transaction documentation providing for a Superior Proposal (an “Alternative Acquisition Agreement”) and (y) substantially concurrently with the termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (ii) the Company immediately prior to or substantially concurrently with (and as a condition to) such termination, pays to the Purchaser in immediately available funds any fees required to be paid pursuant to Section 8.1(b) and (iii) the Company has not breached (and is not deemed to have breached) its obligations under Section 4.3 or Section 4.7;

(vi)     the Purchaser may terminate this Agreement by written notice to the Company if (i) the Board of Directors of the Company shall fail to make the Company Recommendation or shall make a Change of Recommendation (whether or not permitted by this Agreement) or shall approve, recommend or endorse (or in the case of a tender offer or exchange offer, fail to recommend rejection of within ten (10) Business Days) an Acquisition Proposal or resolve or publicly propose to do any of the foregoing; (ii) the Company fails to publicly reaffirm the Company Recommendation upon the written request therefor by the Purchaser by the earlier of ten (10) Business Days following a written request by the Purchaser; (iii) the Company provides the Purchaser with a notice of its intent to terminate this Agreement or effect a Change of Recommendation in accordance with Section 4.3(d); or (iv) the Company fails (or is deemed to have failed) to comply with its obligations under Section 4.3 or Section 4.7; provided, however, that time is of the essence with respect to the actions or omissions contemplated by Section 4.3 and failure to meet any express deadlines set forth therein shall be deemed to constitute a material breach of Section 4.3;

(vii)     the Purchaser or the Company may terminate this Agreement by written notice to the other if the consummation of the Merger shall not have occurred on or before June 30, 2017; provided, however, that the right to terminate this Agreement pursuant to this subsection (vii) shall not be available to a party whose action or failure to act (or whose Affiliate’s action or failure to act) shall have been a principal cause of or resulted in the failure of the Merger to occur on or before such date; and

(viii)     the Purchaser or the Company may terminate this Agreement by written notice to the other parties hereto on or prior to the Closing Date if any court or other governmental instrumentality of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; and

(ix)     the Company may terminate this Agreement if the conditions to Closing set forth in Article V are satisfied or waived (or, (x) upon an immediate Closing, would be satisfied as of such Closing, or (y) for any other Closing, would be satisfied had the Purchaser not willfully failed to cause such conditions to be met in order to avoid the payment of the Termination Fee pursuant to Section 8.1(g)) and the Purchaser shall not, within five (5) Business Days after the date on which all such conditions shall have been satisfied or waived, have deposited or caused to be deposited with the Exchange Agent at or prior to the Closing the Merger Consideration in accordance with Article I; provided, however, that if such failure to deposit the Merger Consideration is caused by or otherwise related to the Purchaser’s failure to receive the proceeds of the Financing, then the Company may terminate this Agreement in accordance with this Section 8.1(a)(ix) only if the Purchaser has not obtained Alternative Financing within ninety (90) days after the date on which all such conditions shall have been satisfied or waived.

(b)     Effect of Termination. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding any of the foregoing to the contrary, that (i) no such termination shall relieve, as the case may be, the Company or the Purchaser, of any liability to pay the Termination Fee pursuant to this Section 8.1, (ii) no such termination shall relieve the Company, on the one hand, or the Purchaser, on the other hand, of liability for any willful breach of this Agreement prior to termination; and (iii) the indemnification and reimbursement provisions of this Section 8.1, Article IX and the Confidentiality Agreement shall survive the termination of this Agreement (in the case of the Confidentiality Agreement, subject to the terms thereof). For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge and intent that the taking of such act or the failure to take such act would cause a breach of this Agreement.

(c)     Without limiting the provisions of Section 8.1(b), in the event:

(i)     (x) this Agreement is terminated by the Purchaser pursuant to Section 1.1(a)(ii) (as a result of any willful breach), (y) any Person shall have made a bona fide Acquisition Proposal prior to such termination, and (z) within twelve (12) months after such termination the Company shall have entered into an agreement with respect to any Acquisition Proposal or consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);

(ii)     this Agreement is terminated by the Purchaser pursuant to Section 1.1(a)(iv) or Section 1.1(a)(vi); or

(iii)     this Agreement is terminated by Company pursuant to Section 1.1(a)(v).

then the Company shall:

(A)     in the case of clause (i) above, promptly, but in no event later than three (3) Business Days after the earlier of the date on which the Company enters into an agreement with respect to or consummates the Acquisition Proposal referred to in subclause (i)(z) above, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds;

(B)     in the case of clause (ii) above, promptly but in no event later than three (3) Business Days after the date of such termination, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds;

(C)     in the case of clause (iii) above, immediately prior to or substantially concurrently with such termination, pay the Purchaser or its designee the Termination Fee by wire transfer of immediately available funds; and

(D)     in the case of each of clauses (i), (ii), (iii) and (iv) above, promptly but in no event later than three (3) Business Days after such termination, pay the Purchaser or its designee the Expense Reimbursement (to the extent not previously paid) by wire transfer of immediately available funds.

(d)     The Purchaser and the Company acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to Sections 8.1(c), and, in order to obtain such payment, the Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Sections 8.1(c) or any portion thereof, the Company shall pay to the Purchaser its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In no event shall the Company be required to pay the Termination Fee on more than one occasion.

(e)     The parties hereto agree that payment of the Termination Fee and the Expense Reimbursement shall be the Purchaser’s and Merger Sub’s exclusive remedy for any termination of this Agreement in accordance with Article VIII under circumstances where the Termination Fee is payable under this Section 8.1 and is actually paid, and after such payment the Purchaser and Merger Sub shall have no further recourse against the Company for, or as a result of, such termination.

(f)     Notwithstanding approval of this Agreement and the Certificate of Merger by the stockholders of Merger Sub and the Company, the parties hereto agree that termination of this Agreement shall constitute mutual termination and abandonment of the Certificate of Merger and that, upon any such termination, neither Merger Sub nor the Company shall have any further rights or obligations under or arising out of the Certificate of Merger; provided, however, that in the event of termination under clauses 1.1(a)(ii) or (iii), no party shall be relieved of liability for its breach of this Agreement.

(g)     Notwithstanding anything in this Agreement to the contrary, if this Agreement is terminated by the Company pursuant to Section 8.1(a)(ix), then the Purchaser shall pay to the Company the Termination Fee no later than three (3) Business Days after such termination by wire transfer of immediately available funds.

(h)     The Purchaser and the Company acknowledge that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement; accordingly, if the Purchaser fails to promptly pay the amount due pursuant to Sections 8.1(g), and, in order to obtain such payment, the Company commences a suit that results in a judgment against the Purchaser for the amount set forth in Sections 8.1(g) or any portion thereof, the Purchaser shall pay to the Company its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount or portion thereof at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment. In no event shall the Purchaser be required to pay the Termination Fee on more than one occasion.

(i)     The parties hereto agree that payment of the Termination Fee shall be the Company’s and the Purchaser’s exclusive remedy for any termination of this Agreement in accordance with Article VIII under circumstances where the Termination Fee is payable under this Section 8.1 and is actually paid, and after such payment the Company or the Purchaser, as the case may be, shall have no further recourse against the other party for, or as a result of, such termination.

(j)     Notwithstanding anything to the contrary in this Agreement, the Company’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(g), and the Purchaser’s right to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(c), shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or the Purchaser, as the case may be, or any other Person in connection with this Agreement, the Commitment Letter and the transactions contemplated hereby and thereby and shall be the sole and exclusive remedy of, as the case may be, (i) the Company and its Affiliates against the Purchaser, Merger Sub, the Debt Financing Sources, if any, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents, or (ii) the Purchaser, the Merger Sub and their Affiliates against the Company, the Company Holders, the Stockholder Representative, the Debt Financing Sources, if any, and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger to be consummated, in each case, in any circumstance in which the Company is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(g), or the Purchaser is permitted to terminate this Agreement and receive the Termination Fee pursuant to Section 8.1(c), and upon, as the case may be, the Company’s or the Purchaser’s receipt and acceptance of such amounts, none of the Company, the Company Holders, the Stockholder Representative, the Purchaser, the Merger Sub, the Debt Financing Sources, if any, or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, affiliates, employees, representatives or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. Subject to the rights of the parties to the Commitment Letter under the terms thereof, none of the parties hereto, nor or any of their respective Affiliates, solely in their respective capacities as parties to this Agreement, shall have any rights or claims against any Debt Financing Sources, solely in their respective capacities as lenders or arrangers in connection with the Financing, and the Debt Financing Sources, solely in their respective capacities as lenders or arrangers, shall not have any rights or claims against any party hereto or any related person thereof, in connection with this Agreement or the Financing, whether at law or equity, in contract, in tort or otherwise.

ARTICLE IX

MISCELLANEOUS

9.1     Definitions of Certain Terms. As used in this Agreement, the following capitalized terms shall have the respective meaning set forth below:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 4.3(b).

“Acquisition Proposal” shall mean any proposal or offer (other than any proposal or offer made by the Purchaser) with respect to, or a transaction to effect, a merger, reorganization, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any purchase or sale of 20% or more of the consolidated assets of the Company, taken as a whole, or any purchase or sale of, or tender or exchange offer for, its voting securities that, if consummated, would result in any person (or the stockholders of such person) beneficially owning securities representing 20% or more of its total voting power (or of the surviving parent entity in such transaction).

“Actual Statement” shall have the meaning set forth in Section 1.6(f)(iii).

“Affiliate” shall mean, when used with respect to any Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Aggregate Warrant Consideration” shall mean warrants to purchase an aggregate of 2,000,000 shares of Purchaser Common Stock at a per share exercise price equal to $11.88, each represented by a Warrant.

“Agreement” shall have the meaning set forth in the preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 1.1(a).

“Alternative Financing” means a substitute financing with net proceeds in an amount sufficient to consummate the transactions contemplated by this Agreement on terms and conditions acceptable to the Purchaser.

“Asset Purchase Agreement” shall mean that certain Asset Purchase Agreement by and between the Company Subsidiary and ISB, dated as of August 9, 2013.

“Average Share Price” shall have the meaning set forth in Section 1.6(e).

“Balance Sheet Date” shall mean January 3, 2016.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Winston-Salem, North Carolina are authorized or obligated by Law or executive order to close.

“Cash Percentage” shall have the meaning set forth in Section 1.6(e).

“Certificate of Merger” shall have the meaning set forth in the recitals.

“Change of Recommendation” shall have the meaning set forth in Section 4.3(c).

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Cash Consideration” shall have the meaning set forth in Section 1.6(e).

“Closing Consideration” shall have the meaning set forth in Section 1.6(e).

“Closing Consideration Value” shall have the meaning set forth in Section 1.6(e).

“Closing Date” shall have the meaning set forth in Section 1.6(e).

“Closing Stock Consideration” shall have the meaning set forth in Section 1.6(e).

“Code” shall mean the United States Internal Revenue Code of 1986 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Commitment Letter” shall have the meaning set forth in Section 3.10.

“Company” shall have the meaning set forth in the preamble.

“Company Debt” shall have the meaning set forth in Section 1.6(e).

“Company Holders” shall mean each of the Stockholders, the Optionholders and the Minority Common Unit Holder.

“Company Indemnitee” shall have the meaning set forth in Section 7.2(c).

“Company Option Consideration” shall have the meaning set forth in Section 1.6(c)(i).

“Company Plans” shall mean all Plans maintained by or contributed to by the Company or which cover any employees or former employees (including leased employees) of the Company or any other Plan as to which the Company has any liability. For purposes of clarity, the use of Company in this defined term shall include any of its Subsidiaries.

“Company Proprietary Assets” shall have the meaning set forth in Section 2.18(e).

“Company Recommendation” means the recommendation by the Company’s Board of Directors to the Stockholders for the approval and adoption of this Agreement.

“Company Stock” shall have the meaning set forth in the recitals.

“Company Stock Option Plans” shall mean each of (i) the Company’s Stock Compensation Program dated April 21, 1994, as amended, and (ii) the Company’s 2012 Stock Option Plan.

“Company Stockholder Approval” shall have the meaning set forth in Section 2.4(b).

“Company Subsidiary” shall have the meaning set forth in Section 1.5A(ii).

“Confidentiality Agreement” shall have the meaning set forth in Section 4.1.

“Contract” shall have the meaning set forth in Section 2.7(a).

“Credit Agreement” shall have the meaning set forth in Section 1.5A(iv).

“Customer” means a customer of the Company that is a retail partner or a retail end-user.

“Customer Data” means all data, meta data, information, or other content (i) transmitted to the Company by Customers or any end-users of the Company’s products, or (ii) otherwise stored, hosted, used or licensed by the Company.

“Debt Financing Source” shall have the meaning set forth in Section 9.6(b).

“DGCL” shall have the meaning set forth in Section 1.1.

“Disclosure Schedule” shall have the meaning set forth in the introduction to Article II.

“Dissenting Shares” shall have the meaning set forth in Section 1.11.

“Effective Time” shall have the meaning set forth in Section 1.2.

“Employment Offer” means an offer of employment with the Company which will either (a) pay a yearly total compensation exceeding $50,000 or (b) cause the total number of employees of the Company to exceed 500.

“ERISA” shall mean the Federal Employee Retirement Income Security Act of 1974 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Escrow Agent” shall mean Wilmington Trust, N.A.

“Escrow Agreement” shall have the meaning set forth in Section 1.8(a).

“Escrow Fund” shall have the meaning set forth in Section 1.8(a).

“Estimated Closing Debt” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Statement” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Transaction Expenses” shall have the meaning set forth in Section 1.6(f)(i).

“Estimated Transaction Expense Exclusion” shall have the meaning set forth in Section 1.6(f)(i).

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and all rules and regulations promulgated thereunder from time to time.

“Exchange Agent” shall have the meaning set forth in Section 1.7(a).

“Expense Reimbursement” shall mean the amount of all out-of-pocket expenses (including all reasonable fees and expenses of financing sources, counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) actually incurred by the Purchaser or any of its Affiliates or any other party on their behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement.

“Financial Statements” shall have the meaning set forth in Section 2.9(a).

“Financing” shall have the meaning set forth in Section 3.10.

“Fully-diluted Company Stock” shall have the meaning set forth in Section 1.6(e).

“GAAP” shall have the meaning set forth in Section 2.9(a).

“Governmental Authority” shall mean any instrumentality, subdivision, court, administrative agency, commission, official or other authority of the United States or any other country or any state, province, prefect, municipality, locality or other government or political subdivision thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority.

“Hazardous Material” shall mean any substance, material or waste which is regulated by any Governmental Authority, including any material, substance or waste which is defined as a “hazardous waste,” “hazardous material,” “hazardous substance,” “extremely hazardous waste,” “restricted hazardous waste,” “contaminant,” “toxic waste,” or “toxic substance” under any applicable Law, including, without limitation, Section 101(14) of CERCLA, 42 U.S.C. Section 9601(14).

“Indemnitee” shall have the meaning set forth in Section 7.2(f).

“Indemnitor” shall have the meaning set forth in Section 7.2(f).

“ISB” shall have the meaning set forth in Section 1.6(e)(vii).

“Key Employee” means Brian McInerney and Steve Stringer.

“Knowledge” means, with respect to any fact, circumstance, event or other matter in question relating to the knowledge of the Company, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of the Key Employees of the Company. Such Key Employees will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (i) any of if such Key Employees has actual knowledge of such fact, circumstance, event or other matter, (ii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such Key Employees) in, or that have been in his or her personal files, or (iii) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records that would reasonably be expected to be reviewed by an individual who has the duties and responsibilities of such Key Employees in the customary performance of such duties and responsibilities.

“Law” shall mean any national, federal, state, local or foreign law, rule, regulation, statute, ordinance, order, judgment, decree, permit, franchise, license or other governmental restriction or requirement of any kind.

“Letter of Transmittal” shall have the meaning set forth in Section 1.7(a).

“Lien” or “Liens” shall mean liens, security interests, options, rights of first refusal, claims, easements, mortgages, charges, indentures, deeds of trust, rights of way, restrictions on the use of real property, encroachments, security agreements, or any other encumbrances and other restrictions or limitations on use of real or personal property or irregularities in title thereto.

“Lock-Up Agreement” shall have the meaning set forth in Section 4.14.

“Loss” or “Losses” shall have the meaning set forth in Section 7.2(b).

“Material Adverse Effect” shall mean, individually or in the aggregate, any material adverse change, event, circumstance or development with respect to, or material adverse effect on, (i) the business, assets (tangible and intangible), liabilities, capitalization, condition (financial or other), or results of operations of, as the case may be, the Purchaser or the Company, (ii) the ability of, as the case may be, the Purchaser or the Company to consummate any of the transactions contemplated by this Agreement, or (iii) the ability of the Purchaser to operate the business of, as the case may be, the Purchaser or the Company immediately after the Closing.

“Merger” shall have the meaning set forth in the recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.6(a).

“Merger Sub” shall have the meaning set forth in the preamble.

“Minority Common Unit” shall have the meaning set forth in Section 1.6(b).

“Minority Common Unit Holder” shall mean the holder of the Minority Common Units.

“Objection Notice” shall have the meaning set forth in Section 1.6(f)(iii).

“Objection Period” shall have the meaning set forth in Section 1.6(f)(iii).

“Option Allocated Share” shall have the meaning set forth in Section 1.6(c)(i).

“Option Cancellation Agreement” shall mean an agreement to cancel and terminate one or more Stock Options in substantially the form attached hereto as Exhibit J.

“Option Value” shall have the meaning set forth in Section 1.6(c)(i).

“Optionholders” means each holder of any Stock Option immediately prior to the Effective Time.

“Order” shall mean any judgment, order, injunction, decree, writ, permit or license of any Governmental Authority or any arbitrator.

“Organizational Document” shall mean any certificate of incorporation, bylaw, board of directors’ or stockholders’ resolution, or other corporate document or action comparable to any of the foregoing currently in effect.

“Patent Applications” shall have the meaning set forth in Section 2.18(h).

“Per Share Cash Amount” shall have the meaning set forth in Section 1.6(e).

“Per Share Closing Consideration Value” shall have the meaning set forth in Section 1.6(e).

“Per Share Stock Amount” shall have the meaning set forth in Section 1.6(e).

“Per Share Warrant Consideration” shall have the meaning set forth in Section 1.6(e).

“Permits” shall mean all licenses, permits, authorizations, consents, approvals, Orders, filings or registrations with any court or administrative or Governmental Authority.

“Permitted Encumbrance” shall mean such of the following as to which no enforcement, collection, execution, levy or foreclosure proceeding shall have been commenced (except as otherwise provided below): (i) Liens reflected in the Company’s balance sheet or granted pursuant to the Credit Agreement; (ii) Liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not detract from the value of, or impair the use of, such property by the Company in the operation of its business; (iii) Liens for current Taxes, assessments or governmental charges or levies on property not yet due and delinquent or that are being contested in good faith; and (iv) statutory encumbrances, such as materialmen’s, mechanics’, carriers’, workmens’ and repairmens’ liens and other similar liens arising in the ordinary course of business for amounts that are not yet due and delinquent or that are being contested in good faith.

“Person” shall mean any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization, government (or subdivision thereof) or other entity.

“Personally Identifiable Information” means any information that alone or in combination with other information held by the Company can be used to specifically identify an individual or an individual computer, device or application.

“Plan” shall mean any bonus, deferred compensation, incentive compensation, stock purchase, restricted stock, stock option, severance, hospitalization or other medical, life or other insurance, employee welfare, supplemental unemployment benefit, profit-sharing, pension or retirement plan, program, agreement or arrangement or any other employee benefit plan, program, agreement or arrangement, including without limitation any “employee pension benefit plan” and any “employee welfare benefit plan” as those terms are defined in Section 3 of ERISA.

“Principal Stockholders” shall mean those Persons set forth on Schedule 2.1.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 4.13(a).

“Proposed Statement” shall have the meaning set forth in Section 1.6(f)(ii).

“Proprietary Asset” shall have the meaning set forth in Section 2.18(a).

“Prospectus” shall have the meaning set forth in Section 4.9(a).

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Advisors” shall have the meaning set forth in Section 4.4.

“Purchaser Common Stock” shall mean shares of the Purchaser’s common stock, par value $0.001 per share.

“Purchaser Indemnitee” shall have the meaning set forth in Section 7.2(b).

“Qualified Bidder” shall have the meaning set forth in Section 4.3(b).

“Real Property” means all the real property, facilities and fixtures that (i) are owned by the Company, directly or indirectly, (ii) are leased or, in the case of fixtures, otherwise owned or possessed by the Company, (iii) in connection with which the Company has entered into an option agreement, participation agreement or acquisition agreement or (iv) the Company has agreed to lease or otherwise acquire or may be obligated to lease or otherwise acquire in connection with the conduct of its business.

“Real Property Lease” means each lease and other agreement with respect to which the Company is a party or otherwise bound or affected with respect to the Real Property, except easements, rights of way, access agreements, surface damage agreements, surface use agreements or similar agreements that pertain to Real Property that is contained wholly within the boundaries of any leased Real Property.

“Registration Statement” shall have the meaning set forth in Section 4.9(a).

“Representative” shall have the meaning set forth in Section 4.3(b).

“Restricted Bidder” shall have the meaning set forth in Section 4.3(b).

“SEC” shall have the meaning set forth in Section 3.6.

“SEC Reports” shall have the meaning set forth in Section 3.6.

“Securities Act” shall mean the United States Securities Act of 1933 and all rules and regulations promulgated thereunder from time to time, in each case as amended.

“Stock Options” shall mean each unexpired and unexercised option to acquire Company Stock issued or granted pursuant to any of the Company Stock Option Plans, whether vested or unvested at the date of this Agreement, or issued or granted subsequently to the date hereof but prior to the Effective Time.

“Stock Percentage” shall have the meaning set forth in Section 1.6(e).

“Stockholder Representative” shall have the meaning set forth in Section 1.8(b).

“Stockholders” shall mean all of the stockholders of the Company.

“Stockholder Written Consent” shall have the meaning set forth in the recitals.

“Straddle Period” shall have the meaning set forth in Section 4.13(a).

“Subsidiary” shall mean, with respect to any Person, (a) any corporation more than fifty percent (50%) of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is owned by such Person directly or indirectly through one or more Subsidiaries of such Person and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through one or more Subsidiaries of such Person has more than a fifty percent (50%) equity interest.

“Superior Proposal” means a bona fide written Acquisition Proposal that: (i) includes a proposed purchase agreement with respect thereto or confirms in writing that any purchase agreement in connection therewith will be on substantially the same terms as this Agreement, (ii) is not withdrawn and is made by a third party not in breach of Section 4.3 or Section 4.7, (iii) is for a transaction that, if consummated, would result in such third party acquiring, directly or indirectly, all of the shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries for consideration consisting of cash and/or securities, (iv) is on terms that the Board of Directors of the Company determines, in good faith after consultation with its outside legal counsel and a nationally-recognized financial advisor, superior from a financial point of view to the holders of the shares of Company Stock to the Merger, taking into account all the terms and conditions of such offer and this Agreement (including any offer by the Purchaser to amend the terms of the Merger and the other transactions contemplated by this Agreement), and (v) is reasonably likely (and at least as likely as the Merger) to be completed in accordance with its terms, taking into account all legal, financial, financing, regulatory, conditionality, timing and other aspects of the Acquisition Proposal (including the financing thereof, which must be fully committed), the Person making the proposal and the payment, if any, of the Termination Fee and Expense Reimbursement and (vi) is not subject to due diligence. An Acquisition Proposal that contains a financing or funding condition, restricts in any way or conditions the ability of the Company to seek specific performance to cause the transactions contemplated thereby to be consummated on receipt of funds or compliance with financing commitments from any Person or otherwise may not be consummated without the receipt of funds from any Person other than the Person(s) making the Acquisition Proposal or its or their respective Affiliates shall be deemed not to be a Superior Proposal.

“Survival Period” shall have the meaning set forth in Section 7.1.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Takeover Statute” shall have the meaning set forth in Section 2.15(d).

“Tax(es)” shall mean any tax or similar governmental charge, impost or levy (including, without limitation, income taxes, franchise taxes, transfer taxes or fees, sales taxes, use taxes, gross receipts taxes, value added taxes, employment taxes, excise taxes, ad valorem taxes, property taxes, withholding taxes, payroll taxes, minimum taxes or windfall profit taxes) together with any related penalties, fines, additions to tax or interest imposed by the United States or any state, county, local or foreign government or subdivision or agency thereof.

“Tax Return(s)” shall mean any return (including any information return), report, statement, schedule, notice, form, estimate, or declaration of estimated tax required to be filed with any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Termination Fee” shall mean a cash amount equal to Seven Million Five Hundred Thousand Dollars ($7,500,000).

“Third Party Claim” shall have the meaning set forth in Section 7.2(f).

“Transaction Bonuses” shall have the meaning set forth in Section 1.6(e)(xiv).

“Transaction Documents” shall have the meaning set forth in Section 1.10.

“Transaction Expenses” shall have the meaning set forth in Section 1.6(e).

“Transaction Expense Exclusion” shall have the meaning set forth in the definition of Transaction Expenses.

“Voting Agreement” shall have the meaning set forth in the recitals.

“Warrant” shall mean a warrant certificate to purchase shares of Purchaser Common Stock in substantially the form attached to the Warrant Agreement which is attached hereto in substantially the form as Exhibit K.

9.2     Expenses. Except as otherwise provided in this Agreement, each party hereto shall pay all of its own expenses relating to the transactions contemplated by this Agreement, including without limitation the fees and expenses of its respective counsel and advisers.

9.3     Recovery of Litigation Costs. Except as otherwise provided in Section 1.6(f)(ii), if any legal action or arbitration or other proceeding is brought for the enforcement of this Agreement, or based on an alleged dispute, breach, default or misrepresentation in connection with any of the provisions of the Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees and other costs and expenses incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

9.4     Other Remedies. Except as specifically provided in Section 7.2, nothing in this Agreement shall limit or restrict in any manner any other rights or remedies any party hereto may have against any other party hereto at Law, in equity or otherwise, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.5     Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to seek an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

9.6     Governing Law.

(a)     The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement. Each party irrevocably agrees that service of process upon such party at the address so provided in Section 9.9 shall be deemed in every respect effective service of process upon such party in any such action, suit or proceeding.

(b)      Notwithstanding anything in Section 9.6(a) to the contrary, each of the parties hereto agrees that it will not bring or support any action, suit or proceeding (whether at law, in equity, in contract, in tort or otherwise) against the lenders or lenders, as applicable, party to the Commitment Letter or any other Persons that have committed to provide or otherwise entered into agreements (other than the Purchaser and the Merger Sub) in connection with the Financing or other financings in connection with the transactions contemplated hereby (each such Person, a “Debt Financing Source”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof). The provisions of this Section 9.6(b) shall be enforceable by each Debt Financing Source, its Affiliates and their respective successors and permitted.

(c)     Each party hereto hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any suit, action or other proceeding arising out of this Agreement or the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating to the Commitment Letter or the performance thereof.

9.7     Further Assurances. In addition to the actions, documents and instruments specifically required by this Agreement or any other Transaction Document to be taken or delivered on or before the Closing Date or from time to time thereafter, each of the parties to this Agreement shall, before and after the Closing Date, without further consideration, take such other actions and execute and deliver such other documents and instruments as another party hereto reasonably may request in order to effect and perfect the transactions contemplated by this Agreement and the other Transaction Documents.

9.8     Table of Contents; Captions. The table of contents and the Article and Section captions used in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

9.9     Notices. Notice or other communications required or permitted hereunder shall be deemed to have been sufficiently given (i) five (5) Business Days following deposit in the mails if sent by registered or certified mail, postage prepaid, (ii) when sent, if sent by facsimile transmission, if receipt thereof is confirmed by telephone, (iii) when delivered, if delivered personally to the intended recipient and (iv) two (2) Business Days following deposit with a nationally recognized overnight courier service, in each case addressed as follows:

If to the Purchaser or Merger Sub, to:

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

Attn: Billy D. Prim

with a copy to its counsel:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Wells Fargo Capitol Center
150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27601

Attention: Gerald F. Roach, Esq.

If to the Company or, before the Closing, any Company Holder, to:

Glacier Water Services, Inc.

1385 Park Center Dr.

Vista, California 92081

Attention: Brian McInerney

and, as to the Company before the Closing, and as to any Company Holder or the Stockholder Representative before or after the Closing, to:

Kayne Anderson Capital Advisors, LP

1800 Avenue of the Stars, Third Floor

Los Angeles, California 90067

Attention: David Shladovsky

with a copy to, as to the Company before the Closing, and as to any Company Holder or the Stockholder Representative before or after the Closing:

Ervin Cohen & Jessup LLP

9401 Wilshire Blvd., 9th Floor
Beverly Hills, California 90212

Attention: Howard F. Hart, Esq.

or to such other address or number as shall be furnished in writing by any such party in such manner, and such notice or communication shall be deemed to have been given as of the date so delivered, sent by telecopier or mailed.

9.10     Assignment. This Agreement may not be transferred, assigned, pledged or hypothecated by any party hereto without the other parties’ prior written consent; provided, however, that this Agreement may be collaterally assigned by the Purchaser or any of its Affiliates to its lenders (including without limitation the Debt Financing Sources) without the consent of any other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

9.11     Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

9.12     Entire Agreement. This Agreement, together with the other documents referred to herein which form a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter, other than the Confidentiality Agreement. All exhibits and schedules referred to in this Agreement are intended to be and hereby are specifically made a part of this Agreement.

9.13     Amendments. This Agreement may not be changed, and any of the terms, covenants, representations, warranties and conditions cannot be waived, except pursuant to an instrument in writing signed by the Purchaser and the Company or, in the case of a waiver, by the party waiving compliance.

9.14     Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

9.15     Third Party Beneficiaries. Except as otherwise provided in Article VII, each party hereto intends that this Agreement shall not benefit or create any right or cause of action in or on behalf of any Person or entity other than the parties hereto.

9.16     Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement. The term “made available”, with respect to any document, means that such document was uploaded or otherwise contained in the electronic data room hosted by IntraLinks, Inc. and maintained by the Company not less than three (3) Business Days prior to the date of this Agreement. Any references to the Company in this Agreement shall include the Subsidiaries of the Company (other than where the context clearly indicates otherwise).

[signatures appear on the following pages]

[signature page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Purchaser, Merger Sub, the Company and the Stockholder Representative have caused their respective names to be hereunto subscribed individually or by their respective officers thereunto duly authorized, as the case may be, all as of the day and year first above written.

THE PURCHASER: PRIMO WATER CORPORATION

By:	/s/ Billy D. Prim
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

MERGER SUB: PRIMO SUBSIDIARY, INC.

By:	/s/ Mark Castaneda
Name:	Mark Castaneda
Title:	President

THE COMPANY: GLACIER WATER SERVICES, INC.

By:	/s/ Brian McInerney
Name:	Brian McInerney
Title:	President and CEO

STOCKHOLDER REPRESENTATIVE:

/s/ David Shladovsky
David Shladovsky

Exhibit A

Form of Certificate of Merger

CERTIFICATE OF MERGER

OF

PRIMO SUBSIDIARY, INC.

WITH AND INTO

GLACIER WATER SERVICES, INC.

(Filed pursuant to Title 8, §251(c) of the Delaware General Corporation Law)

Glacier Water Services, Inc. (the “Company”) and Primo Subsidiary, Inc. (“Merger Sub”), each a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), do hereby certify the following with respect to the merger (the “Merger”) of Merger Sub with and into the Company:

FIRST: That the name and state of incorporation of each of the constituent corporations to the merger (the “Constituent Corporations”) are as follows:

Name	State of Incorporation
Primo Subsidiary, Inc.	Delaware
Glacier Water Services, Inc.	Delaware

SECOND: That an Agreement and Plan of Merger (the “Merger Agreement”), dated as of [•], 2016, by and among Primo Water Corporation, a Delaware corporation (the “Purchaser”), Merger Sub, the Company, and David Shladovsky, as Stockholder Representative, setting forth the terms and conditions of the Merger, has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with the provisions of subsection (c) of Section 251 of the DGCL (and, with respect to Merger Sub, by written consent of its sole stockholder in accordance with Section 228 of the DGCL).

THIRD: That the name of the surviving corporation of the Merger is Glacier Water Services, Inc., a Delaware corporation (the “Surviving Corporation”).

FOURTH: That the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Merger, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

FIFTH: That the By-Laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable law.

SIXTH: That the directors of Merger Sub, as in office immediately prior to the Merger and together with such additional persons as may thereafter be elected, shall serve as the directors of the Surviving Corporation in accordance with the by-laws of the Surviving Corporation.

SEVENTH: That the officers of Merger Sub, as in office immediately prior to the Merger and together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation in accordance with the by-laws of the Surviving Corporation.

EIGHTH: That the executed Merger Agreement is on file at the principal place of business of the Surviving Corporation. The address of the principal place of business of the Surviving Corporation is [•].

NINTH: That a copy of the Merger Agreement will be furnished by the Surviving Corporation, on request and without cost, to any stockholder of the Constituent Corporations.

TENTH: That the Merger shall be effective at 5:00 P.M. EST on [•].

[signature page follows]

[signature page to Certificate of Merger]

IN WITNESS WHEREOF, Glacier Water Services, Inc. and Primo Subsidiary, Inc. have each caused this certificate to be signed by an authorized officer, as of the ____ day of _______, 2016.

THE COMPANY: GLACIER WATER SERVICES, INC.

By:
Name:
Title:

MERGER SUB: PRIMO SUBSIDIARY, INC.

By:
Name:
Title:

Exhibit B

Form of Voting Agreement

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and dated as of [•], 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     Stockholder is the beneficial or record owner of, or exercises voting power over, at least the number of shares of capital stock of the Company set forth on the signature page hereto (all such shares (but only up to the number specified on such signature page) owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”).

B.     The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of the Purchaser to enter into the Agreement and Plan of Merger, dated of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company and David Shladovsky, as Stockholder Representative, pursuant to which Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Purchaser (the “Merger”).

C.     Stockholder understands and acknowledges that the Purchaser is entitled to rely on the truth and accuracy of Stockholder’s representations and warranties contained herein and Stockholder’s performance of the obligations set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.     Restrictions on Shares.

(a)     Stockholder shall not, directly or indirectly, Transfer, or permit or otherwise cause the Transfer of, the Shares, and shall cause that no offer shall be made or agreement entered into providing for a Transfer of the Shares, or commit to do any of the foregoing, at any time prior to the Expiration Time, except for Permitted Transfers. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any capital stock or interest in any capital stock, in whole or in part, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. As used herein, “Permitted Transfer” means a Transfer to any Person who prior to, and as a condition of, any such Transfer, enters into and delivers to the Purchaser a voting agreement in favor of the Purchaser substantially in the form of this Agreement with respect to the Shares transferred to such Person.

(b)     At any time on or after the date of this Agreement and prior to the earliest of: (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms, other than in the circumstances set forth in clause (iii) below; (iii) the 6-month anniversary of the valid termination of the Merger Agreement in accordance with its terms in circumstances in which the Termination Fee is payable by the Company; (iv) the entering into of any amendment by the parties to, or the waiver by the Company of any provision of, the Merger Agreement that reduces the amount of consideration payable by the Purchaser and/or Merger Sub pursuant to the Merger Agreement, without the prior written consent of Stockholder; or (v) such date and time designated by the Purchaser in a written notice to Stockholder (such earliest time, the “Expiration Time”), Stockholder shall not, directly or indirectly, grant (or cause or permit to be granted) any proxies or powers of attorney with respect to any of the Shares in a manner inconsistent with Section 2, deposit (or cause or permit to be deposited) any of the Shares into a voting trust, or enter into (or cause or permit to be entered into) a voting agreement or similar arrangement or commitment or grant (or cause or permit to be granted) any option or warrant with respect to any of the Shares or commit to do any of the foregoing. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company’s common stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term “Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c)     Any attempted Transfer in violation of this Agreement, or the taking of any other action in violation of this Section 1, shall be null and void ab initio. If any involuntary Transfer of any or all of the Shares shall occur (including, if applicable, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), or any other involuntary action in violation of this Section 1 shall occur resulting in any Person having beneficial ownership over any or all of the Shares or otherwise having the power to exercise, in whole or in part, any control over any or all of the Shares with respect to any of the matters contemplated by this Agreement, then the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) or such other Person shall take and hold the Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “beneficial ownership” (and correlative terms) shall have the meaning set forth in, and be interpreted in accordance with, Rule 13d-3 under the Exchange Act; provided, however, that a Person shall be deemed to have beneficial ownership over any securities which may be acquired by such Person pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.     Agreement to Vote Shares; Waiver of Appraisal Rights.

(a)     Prior to the Expiration Time, at the earlier of (i) the third Business Day following the date on which the Registration Statement is declared effective by the SEC or (ii) such other date as directed by the Purchaser, Stockholder shall execute and deliver a written consent in lieu of meeting approving the adoption of the Merger Agreement and approving the Merger, a form of which is attached hereto as Exhibit A (the “Stockholder Written Consent”);

(b)     Prior to the Expiration Time, at any and every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters (other than the Stockholder Written Consent), unless otherwise directed in writing by the Purchaser, Stockholder shall:

(i)     appear (in person or by proxy) at any such meeting (or any adjournment or postponement thereof);

(ii)     cause the Shares to be counted at any such meeting as present thereat for purposes of calculating a quorum; and

(iii)     cause the Shares to be voted (A) in favor of approval of the adoption of the Merger Agreement and the approval of the Merger, (B) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Merger if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held, (C) against any Acquisition Proposal (including any Superior Proposal) and (D) against any action, proposal, transaction or agreement that could result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of the Purchaser’s, the Company’s or Merger Sub’s conditions under the Merger Agreement (including, for the avoidance of doubt, any change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter)).

(c)     Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from, subject to Section 2(e) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2 hereof, to the extent applicable.

(d)     Prior to the Expiration Time, Stockholder, in its capacity as a Stockholder of the Company (but not as a director thereof), shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not), directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person regarding, or that could lead to the making of, any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(d)), (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, or (iv) alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform the Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof. For clarity, an Acquisition Proposal includes, but is not limited to, any Superior Proposal.    To the extent Stockholder is a director of the Company, Stockholder agrees to be bound by Section 4.3 of the Merger Agreement, in its capacity as such director, as if Stockholder were a party thereto.

(e)     Stockholder shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Merger Agreement.

(f)     The obligations set forth in this Section 2 shall apply (i) whether or not the adoption of the Merger Agreement, the approval of the Merger or any other action described above is or continues to be recommended by the Board of Directors of the Company (and, for the avoidance of doubt, such obligations shall apply despite the occurrence of any Change of Recommendation) and (ii) notwithstanding the termination of the Merger Agreement.

(g)     Stockholder hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of the Shares in connection with the Merger.

3.     Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Purchaser as follows as of the date hereof:

(a)     Stockholder is the beneficial or record owner of, or exercises voting power over, the Shares. No Person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares (to the extent not Transferred in accordance with this Agreement) are and will be at all times up until the Expiration Time free and clear of any Liens that would adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement.

(b)     Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder, and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(c)     The execution and delivery of this Agreement does not, and the performance by Stockholder of his, her or its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing his, her or its obligations under this Agreement.

(d)     Neither Stockholder nor any of Stockholder’s Affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than this Agreement.

(e)     Stockholder understands and acknowledges that the Purchaser and Merger Sub are entering into the Merger Agreement and consummating the transactions contemplated thereby in reliance upon such Shareholder’s execution and delivery of this Agreement.

4.     Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Stockholder as follows: (a) the Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (b) this Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (c) the execution and delivery of this Agreement does not, and the performance by the Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of the Purchaser, or any Contract, Law or Order to which the Purchaser is a party or by which the Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

5.     Confidentiality. Except to the extent required by applicable Law, Stockholder shall hold any information regarding this Agreement (including the existence or terms hereof) and the Merger Agreement and the transactions contemplated hereby and thereby (including the Merger) in strict confidence and shall not divulge any such information to any Person. Neither Stockholder, nor any of Stockholder’s Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger Agreement or the other transactions contemplated hereby or thereby (including the Merger) without the prior written consent of the Purchaser, except to the extent required by applicable Law. In the event any disclosure subject to this Section 5 is required pursuant to applicable Law, Stockholder shall promptly inform the Purchaser thereof and shall use reasonable best efforts to consult with the Purchaser to the extent practicable regarding such disclosure and consider in good faith any comments the Purchaser may have to such disclosure.

6.     Miscellaneous.

(a)     Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide:

(i)	if to the Purchaser, to:

Primo Water Corporation
101 N. Cherry Street, Suite 501
Winston Salem, NC 27101
Attention: Billy D. Prim
Tel: (336) 331-4000

with a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Attention: Gerald F. Roach, Esq.

Raleigh, NC 27601

Tel: (919) 821-1220

Fax: (919) 821-6800

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b)     Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c)     Specific Performance; Injunctive Relief. The parties each agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)     Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

(e)     Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of the Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of the Purchaser hereunder, may be assigned or delegated in whole or in part by the Purchaser to any affiliate of the Purchaser without the consent of or any action by Stockholder upon notice by the Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f)     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g)     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h)     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

(i)     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(i).

(j)     Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder; provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(k)     Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(l)     No Ownership Interest; No Joint Venture; No Fiduciary Duties. Nothing contained in this Agreement shall be deemed to vest in the Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of or relating to the Shares shall remain vested in and belong to Stockholder, and the Purchaser and its affiliates shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company, except as otherwise provided in the Merger Agreement or exercise any power or authority of Stockholder in the voting of any of the Shares. Nothing in this Agreement shall be interpreted as creating or forming a “group” between Stockholder and the Purchaser for purposes of Rule 13d-5(b)(1) under the Exchange Act or any other similar provision of applicable law. This Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or any of their Affiliates with respect to the Merger Agreement or any of the transactions contemplated thereby and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise. The Purchaser acknowledges and agrees that Stockholder owes no fiduciary duties to the Purchaser or any of its Affiliates as a result of, or in connection with, this Agreement, the Merger Agreement or the transactions contemplated thereby. Stockholder is entering into this Agreement solely in his, her or its capacity as the holder of the Shares indicated on the signature page hereof, and nothing herein shall limit or affect any actions taken by, or otherwise obligate, Stockholder or his, her or its affiliates in any other capacity.

(m)     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(n)     Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement. Stockholder shall give the Purchaser prompt written notice of (i) the occurrence of any fact, event or circumstance that causes any representation or warranty of Stockholder set forth in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of Stockholder to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement.

(o)     Covenant Not to Sue. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, the Purchaser or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Primo Water Corporation, a Delaware corporation

By:
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

Name:

Address:

Shares beneficially owned by Stockholder and his, her or its affiliates on the date hereof:

[•] shares of Company common stock, par value $0.01 per share

[Signature Page to Voting Agreement]

EXHIBIT A

FORM OF WRITTEN CONSENT

Exhibit C

Form of Stockholder Written Consent

STOCKHOLDER WRITTEN CONSENT

1.     The undersigned is a stockholder of record of the number of shares of the Common Stock of Glacier Water Services, Inc., a Delaware corporation (the “Company”), specified below as of _______________, 2016 and is executing this Stockholder Written Consent in accordance with Section 228 of the Delaware General Corporation Law (the “DGCL”) and Section 11 of the By-Laws of the Company.

2.     The Board of Directors of the Company (the “Board”) has adopted, approved, recommended and submitted for the approval of the stockholders of the Company a proposal that the Company merge with Primo Subsidiary, Inc., a Delaware corporation (“Merger Sub”), in accordance with an Agreement and Plan of Merger dated as of _______________, 2016, by and among Primo Water Corporation, Merger Sub, the Company and David Shladovsky, as Stockholders Representative (the “Merger Agreement”), with the Company as the surviving corporation under the DGCL (the “Merger”).

3.     After due deliberation and consideration, the undersigned stockholder has determined that it is in the best interests of the Company and its stockholders that the Company consummate the Merger and the transactions contemplated by the Merger Agreement. The undersigned stockholder hereby adopts and approves in all respects the Merger Agreement and the consummation of the transactions contemplated thereby, including, without limitation, the Merger.

4.     In connection with the Merger Agreement, the Board has determined that it is in the best interest of the Company to amend and restate its Articles of Incorporation (the “Articles”) as of the effective time of the Merger, in the manner set forth in the Amended and Restated Articles of Incorporation attached hereto as Exhibit A (the “Restated Articles”). The undersigned stockholder hereby approves the Restated Articles in all respects.

5.     The undersigned stockholder acknowledges that the Company has informed the undersigned stockholder that such stockholder would be entitled to exercise appraisal rights pursuant to Section 262 of the DGCL and provided the undersigned stockholder a copy of Section 262 of the DGCL. The undersigned stockholder hereby forever waives all appraisal rights under Section 262 of the DGCL.

6.     The undersigned stockholder consents that this Stockholder Written Consent may be filed with the minutes of the Company and that the actions set forth in the foregoing shall have the same force and effect as if taken at a meeting of the stockholders of the Company.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Stockholder Written Consent as of the date set forth below.

Date:
Stockholder

Number of Shares:

Exhibit A

Amended and Restated Articles of Incorporation

Exhibit D

Form of Certificate of Incorporation of the Surviving Corporation

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLACIER WATER SERVICES, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Glacier Water Services, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby certify as follows.

1.       The name of this corporation is Glacier Water Services, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on ______________.

2.       The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.          Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.         This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation’s Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this _________ day of __________, _______.

By:     __________________________________

[Name, Title]

Exhibit A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

GLACIER WATER SERVICES, INC.

1.     The name of the corporation is Glacier Water Services, Inc. (the “Corporation”).

2.     The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, 19808, and the name of the registered agent is Corporation Service Company.

3.     The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

4.     The Corporation has the authority to issue One Hundred (100) shares of Common Stock, par value of $0.001 per share.

5.     The number of Directors of the Corporation may be fixed by the Bylaws.

6.     The Board of Directors of the Corporation has the power to adopt, amend or repeal the Bylaws of the Corporation.

7.     Elections of directors may be, but are not required to be, by written ballot.

8.      No director of the Corporation shall have personal liability arising out of an action whether by or in the right of the Corporation or otherwise for monetary damages for breach of fiduciary duty as a director; provided, however, that the foregoing shall not limit or eliminate the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law or any successor provision, (d) for any transaction from which such director derived an improper personal benefit, or (e) acts or omissions occurring prior to the date of the effectiveness of this provision.

Furthermore, notwithstanding the foregoing provision, if the Delaware General Corporation Law is amended or enacted to permit further limitation or elimination of the personal liability of the director, the personal liability of the Corporation’s directors shall be limited or eliminated to the fullest extent permitted by the applicable law.

This provision shall not affect any provision permitted under the Delaware General Corporation Law in the Certificate of Incorporation, Bylaws or contract or resolution of the Corporation indemnifying or agreeing to indemnify a director against personal liability. Any repeal or modification of this provision shall not adversely affect any limitation hereunder on the personal liability of the director with respect to acts or omissions occurring prior to such repeal or modification.

IN WITNESS WHEREOF, the undersigned has hereunto set his or her hand and seal on [•], 2016.

/s/
[Name]

Exhibit E

Form of Bylaws of the Surviving Corporation

AMENDED AND RESTATED

BYLAWS

OF

GLACIER WATER SERVICES, INC.

Effective Date: [•], 2016

ARTICLE I

OFFICES

1.     Principal Office. The principal office of the Corporation shall be located in at such place as is designated by the Board of Directors.

2.     Registered Office. The registered office of the Corporation required by law to be maintained in the State of Delaware may be, but need not be, identical with the principal office.

3.     Other Offices. The Corporation may have offices at such other places, either within or without the State of Delaware, as the Board of Directors may from time to time determine or as the affairs of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

1.     Place of Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or at such other place, either within or without the State of Delaware, as shall be designated in the notice of the meeting or agreed upon by the Board of Directors, the President or the Chief Executive Officer. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided by law.

2.     Annual Meeting. Unless Directors are elected by written consent in lieu of an annual meeting, the annual meeting of the stockholders shall be held on a date during the month of April and at a time (except a Saturday, Sunday or a legal holiday) determined by the Board of Directors, for the purpose of electing Directors of the Corporation and for the transaction of such other business as may be properly brought before the meeting.

3.     Substitute Annual Meeting. If the annual meeting shall not be held in accordance with the provisions of Section 2 of this Article II, a substitute annual meeting may be called in accordance with the provisions of Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting. The shares represented at such substitute annual meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

4.     Special Meetings. Special meetings of the stockholders may be called at any time by the President, the Secretary or the Board of Directors of the Corporation, but such special meetings may not be called by any other person or persons.

5.     Notice of Meetings.

(a)     Written or printed notice stating the time and place, if any, of the meeting and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting shall be delivered not less than ten (10) nor more than sixty (60) days before the date thereof, by or at the direction of the Board of Directors, President, Secretary or other person calling the meeting, to each stockholder of record entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the Delaware General Corporation Law) by the stockholder to whom the notice is given. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the Delaware General Corporation Law. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the stockholder at such stockholder’s address as it appears on the record of stockholders of the Corporation, with postage thereon prepaid.

(b)     In the case of an annual or substitute annual meeting, the notice of meeting need not specifically state the business to be transacted thereat unless it is a matter, other than election of Directors, on which the vote of the stockholders is expressly required by the provisions of the Delaware General Corporation Law. In the case of a special meeting, the notice of meeting shall specifically state the purpose or purposes for which the meeting is called.

(c)     When a meeting is adjourned for thirty (30) days or more or when a new record date is fixed after the adjournment for the adjourned meeting, notice of the adjourned meeting shall be given as in the case of an original meeting. When a meeting is adjourned for less than thirty (30) days in any one adjournment and a new record date is not fixed, it is not necessary to give any notice of the time and place (if any, or the means of remote communication, if any) of the adjourned meeting or of the business to be transacted thereat other than by announcement at the meeting at which the adjournment is taken.

6.     Voting Lists. The Secretary shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders or the books of the corporation or to vote in person or by proxy at any meeting of stockholders and of the number of shares held by each such stockholder.

7.     Quorum.

(a)     Unless otherwise provided by law, the Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”) or these Bylaws, the holders of a majority of the shares of capital stock of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. When a quorum is present at the original meeting, any business which might have been transacted at the original meeting may be transacted at an adjourned meeting, even when a quorum is not present. In the absence of a quorum at the opening of any meeting of stockholders, such meeting may be adjourned from time to time by any officer entitled to preside at or act as secretary of such meeting or by the vote of a majority of the shares voting on the motion to adjourn, but no other business may be transacted until and unless a quorum is present. If later a quorum is present at an adjourned meeting, then any business may be transacted which might have been transacted at the original meeting.

(b)     The stockholders at a meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of sufficient stockholders to leave less than a quorum.

8.     Voting of Shares.

(a)     Unless otherwise provided by law or in the Certificate of Incorporation, each stockholder shall be entitled to one (1) vote for each share of capital stock of the Corporation held by such stockholder on each matter submitted to a vote at a meeting of stockholders.

(b)     Except in the election of Directors, when a quorum is present at any meeting, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders on that matter, unless a vote by a greater number is required by law or by the Certificate of Incorporation or these Bylaws.

(c)     Voting on all matters except the election of Directors shall be by voice vote or by a show of hands.

(d)     Shares of its own stock owned by the Corporation, directly or indirectly, through a subsidiary or otherwise, shall not be voted and shall not be counted in determining the total number of shares entitled to vote; except that shares held in a fiduciary capacity may be voted and shall be counted to the extent provided by law.

9.     Proxies. Shares may be voted either in person or by one or more agents authorized by a written proxy executed by the stockholder or by such stockholder’s duly authorized attorney-in-fact. A proxy is not valid after the expiration of three (3) years from the date of its execution, unless the person executing it specifies therein the length of time for which it is to continue in force or limits its use to a particular meeting. Proxies may be provided in any form or manner permitted by applicable law.

10.     Conduct of Meetings.

(a)     Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman’s absence by the Vice Chairman of the Board, if any, or in the Vice Chairman’s absence by the Chief Executive Officer (if one has been duly elected), or in the Chief Executive Officer’s absence by the President, or in the President’s absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b)     Rules and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restriction on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

11.     Informal Action by Stockholders.

(a)     Any action which is required or permitted to be taken at a meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed and dated by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Such signed and dated consent must be delivered to the Corporation, whether done before or after the action so taken, but in no event later than sixty (60) days after the earliest dated consent delivered in accordance with Section 228 of the Delaware General Corporation Law. When corporate action is taken without a meeting by less than unanimous written consent, prompt notice shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

(b)     Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(c)     Electronic Transmission of Consents. A telegram, cablegram, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE III

DIRECTORS

1.     General Powers. The business and affairs of the Corporation shall be managed by the Board of Directors or by such committees as the Board of Directors may establish pursuant to these Bylaws.

2.     Number, Term and Qualification. Except as otherwise provided in the Certificate of Incorporation, the number of Directors which shall constitute the whole Board of Directors shall be determined from time to time by resolution of the stockholders or the Board of Directors, but in no event shall be less than one (1). Each Director shall hold office until such Director’s death, resignation, retirement, removal, disqualification or such Director’s successor is elected and qualified. Directors need not be residents of the State of Delaware or stockholders of the Corporation.

3.     Election of Directors. Except as provided in Section 5 of this Article III and unless directors are elected by written consent in lieu of an annual meeting, the Directors shall be elected at the annual meeting of stockholders. Those persons who receive the highest number of votes shall be deemed to have been elected. Unless otherwise provided in the Certificate of Incorporation, election of Directors shall be by written ballot. Any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder or proxyholder.

4.     Removal; Resignation. Directors may be removed from office with or without cause by a vote of stockholders holding a majority of the outstanding shares entitled to vote at an election of Directors. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove him. If any Directors are so removed, new Directors may be elected at the same meeting. Any Director may resign by delivering a resignation in writing or by electronic transmission to the Corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later time or upon the happening of some later event.

5.     Vacancies. A vacancy occurring on the Board of Directors, including, without limitation, a vacancy created by an increase in the authorized number of Directors or resulting from the stockholders’ failure to elect the full authorized number of Directors, may be filled by a vote of a majority of the Directors then in office or, if the Directors remaining in office constitute less than a quorum of the Directors, by the affirmative vote of a majority of all remaining Directors or by the sole remaining Director. If the vacant office was held by a Director elected by a voting group, only the remaining Director or Directors elected by that voting group or the holders of shares of that voting group are entitled to fill the vacancy. A Director elected to fill a vacancy shall be elected for the unexpired term of such Director’s predecessor in office. The stockholders may elect a Director at any time to fill any vacancy not filled by the Directors.

6.     Compensation. The Board of Directors may provide for the compensation of Directors for their services as such and may provide for the payment of any and all expenses incurred by the Directors in connection with such services.

7.     Committees.

(a)     The Board of Directors, by resolution adopted by a majority of the Directors then in office, may designate one (1) or more committees, each committee to consist of one or more of the Directors of the Corporation. The Board of Directors may designate one (1) or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) adopting, amending or repealing any bylaw of the Corporation, or (ii) approving or adopting, or recommending to the stockholders any action or matter expressly required by law to be submitted to stockholders for approval. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee shall keep regular minutes of its meetings and make such reports to the Board of Directors as the Board of Directors may request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but, unless otherwise provided by the Directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the conduct of the business of the Corporation by the Board of Directors.

(b)     Any resolutions adopted or other action taken by any such committee within the scope of the authority delegated to it by the Board of Directors shall be deemed for all purposes to be adopted or taken by the Board of Directors. The designation of any committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility or liability imposed upon it or him by law.

(c)     If a committee member is absent or disqualified, the qualified members present at a meeting, even if not a quorum, may unanimously appoint another Board of Directors member to act in the absent or disqualified member’s place.

(d)     Regular meetings of any such committee may be held without notice at such time and place as such committee may fix from time to time by resolution. Special meetings of any such committee may be called by any member thereof upon not less than two (2) days’ notice stating the place, date and hour of such meeting, which notice may be given by any usual means of communication. Any member of a committee may waive notice of any meeting, and no notice of any meeting need be given to any member thereof who attends in person. The notice of a committee meeting need not state the business proposed to be transacted at the meeting.

(e)     A majority of the members of any such committee shall constitute a quorum for the transaction of business at any meeting thereof, and actions of such committee must be authorized by the affirmative vote of a majority of the members of such committee.

(f)     Any member of any such committee may be removed at any time with or without cause by resolution adopted by a majority of the Board of Directors.

(g)     Any such committee shall elect a presiding officer from among its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.

ARTICLE IV

MEETINGS OF DIRECTORS

1.     Regular Meetings. Regular meetings of the Board of Directors may be held at such time and place as shall be determined from time to time by the Board of Directors. If an annual meeting of the stockholders is convened, a regular meeting of the Board of Directors may be held immediately after and at the same place as the annual meeting of stockholders.

2.     Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board (if one has been duly elected), the President, the Chief Executive Officer (if one has been duly elected) or any two (2) Directors.

3.     Notice of Meetings.

(a)     Regular meetings of the Board of Directors may be held without notice.

(b)     The person or persons calling a special meeting of the Board of Directors shall, at least two (2) days before the meeting, give notice thereof by any usual means of communication. Such notice need not specify the business to be transacted at, or the purpose of, the meeting that is called. Notice of an adjourned meeting need not be given if the time and place are fixed at the meeting adjourning and if the period of adjournment does not exceed ten (10) days in any one adjournment.

4.     Quorum. A majority of the Directors in office immediately before the meeting shall constitute a quorum for the transaction of business at any meeting of the Board of Directors.

5.     Manner of Acting.

(a)     The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless a greater number is required by law, the Certificate of Incorporation or a bylaw adopted by the stockholders.

(b)     A Director of the Corporation, who is present at a meeting of the Board of Directors at which action on any corporate matter is taken, shall be presumed to have assented to the action taken unless such Director’s contrary vote is recorded or such Director’s dissent is otherwise entered in the minutes of the meeting or unless he or she shall file such Director’s written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right of dissent shall not apply to a Director who voted in favor of such action.

6.     Action By Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may by taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

7.     Attendance by Telephone. Any one or more Directors or members of a committee may participate in a meeting of the Board of Directors or committee by means of a conference telephone or similar communications device which allows all persons participating in the meeting to hear each other, and such participation in the meeting shall be deemed presence in person at such meeting.

ARTICLE V

OFFICERS

1.     Number. The officers of the Corporation shall consist of such officers as the Board of Directors may elect, including a Chief Executive Officer, a President, a Secretary, a Treasurer, and Vice Presidents, Assistant Secretaries, Assistant Treasurers and other such officers. Any two (2) or more offices, other than that of President and Secretary, may be held by the same person. In no event, however, may an officer act in more than one capacity where action of two (2) or more officers is required.

2.     Election and Term. The officers of the Corporation shall be elected by the Board of Directors. Such election may be held at any regular or special meeting of the Board of Directors or without a meeting by consent as provided in Article IV, Section 6 of these Bylaws. Each officer shall hold office until such officer’s death, resignation, retirement, removal, disqualification or until such officer’s successor is elected and qualified, unless a different term is specified in the resolution electing such officer.

3.     Removal. Any officer elected by the Board of Directors may be removed by the Board of Directors with or without cause.

4.     Compensation. The compensation of all officers of the Corporation shall be as fixed or allowed from time to time by the Board of Directors.

5.     Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board of Directors, supervise and control the management of the Corporation in accordance with these Bylaws. The Chief Executive Officer shall, in the absence of a Chairman of the Board of Directors, preside at all meetings of the Board of Directors and stockholders; shall sign, with any other proper officer, certificates for shares of the Corporation and any deeds, mortgages, bonds, contracts or other instruments which may be lawfully executed on behalf of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be delegated by the Board of Directors to some other officer or agent; and, in general, shall perform all duties incident to the office and such other duties as may be prescribed by the Board of Directors from time to time.

6.     President. If the Board of Directors has not designated the Chairman of the Board or another officer as the Chief Executive Officer, the President shall be the Chief Executive Officer and perform the duties and exercise the powers of that office. In addition, the President shall perform all duties incident to the office of the President and such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. If the Board of Directors has designated a Chief Executive Officer, the President shall, in the absence or disability of the Chief Executive Officer, exercise the powers of that office.

7.     Vice Presidents. The Vice Presidents, in the order of their appointment, unless otherwise determined by the Board of Directors, shall, in the absence or disability of the Chief Executive Officer and the President, perform the duties and exercise the powers of such office. In addition, they shall perform such other duties and have such other powers as the Chief Executive Officer, the President or the Board of Directors shall prescribe.

8.     Secretary. The Secretary shall perform all duties incident to the office of Secretary and such other duties as the Chief Executive Officer, the President or the Board of Directors may from time to time prescribe. The Secretary shall keep accurate records of the acts and proceedings of all meetings of stockholders, the Board of Directors, and committees thereof; shall give all notices required by law and by these Bylaws; shall have general charge of the corporate books and records and of the corporate seal; and shall affix the corporate seal to any lawfully executed instrument requiring the corporate seal. The Secretary shall have general charge of the stock transfer books of the Corporation and shall keep, at the registered or principal office of the Corporation, a record of stockholders showing the name and address of each stockholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the Secretary’s signature and, in general, attest the signature or certify the incumbency or signature of any other officer of the Corporation.

9.     Treasurer. The Treasurer shall perform all duties incident to the office and such other duties as the Chief Executive Officer, the President or the Board of Directors may from time to time prescribe. The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors; and shall keep full and accurate accounts of the finances of the Corporation in books especially provided for that purpose, which may be consolidated or combined statements of the Corporation and one (1) or more of its subsidiaries as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year and a statement of cash flows for the year unless that information appears elsewhere in the financial statements. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

10.     Assistant Secretaries and Treasurers. The Assistant Secretaries and Assistant Treasurers shall, in the absence or disability of the Secretary or the Treasurer, perform the respective duties and exercise the respective powers of those offices, and they shall, in general, perform such other duties as shall be assigned to them by the Secretary or the Treasurer, respectively, or by the Chief Executive Officer, the President or the Board of Directors.

11.     Controller and Assistant Controllers. The Controller, if one has been appointed, shall have charge of the accounting affairs of the Corporation and shall have such other powers and perform such other duties as the Board of Directors may from time to time prescribe. Each Assistant Controller shall have such powers and perform such duties as shall be assigned to them by the Controller or the Board of Directors, and the Assistant Controllers shall exercise the powers of the Controller during that officer’s absence or inability to act.

12.     Bonds. The Board of Directors, by resolution, may require any or all officers of the Corporation to give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices and to comply with such other conditions as may from time to time be required by the Board of Directors.

ARTICLE VI

CONTRACTS, LOANS AND DEPOSITS

1.     Contracts. The Board of Directors may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument on behalf of the Corporation, and such authority may be general or confined to specific instances.

2.     Loans. No loans shall be contracted on behalf of the Corporation, and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

3.     Checks and Drafts. All checks, drafts or other orders for the payment of money issued in the name of the Corporation shall be signed by such officer or officers, or agent or agents, of the Corporation and in such manner as shall from time to time be determined by resolution of the Board of Directors.

4.     Deposits. All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such depository or depositories as the Board of Directors shall direct.

ARTICLE VII

CERTIFICATES FOR SHARES AND OTHER TRANSFERS

1.     Certificates for Shares. Certificates representing shares of the Corporation shall be issued, in such form as the Board of Directors shall determine, to every stockholder for the fully paid shares owned by him, provided that the Board of Directors may provide that some or all of any or all classes or series of its stock shall be uncertificated shares. Certificates shall be signed by the Chairman or Vice-Chairman, if any, of the Board of Directors, the Chief Executive Officer, the President or any Vice President of the Corporation, and by the Secretary, Assistant Secretary, Treasurer or Assistant Treasurer and sealed with the seal of the Corporation or a facsimile thereof. The signatures of any such officers upon a certificate may be facsimiles or may be engraved or printed or omitted if the certificate is countersigned by a transfer agent, or registered by a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who has signed or whose facsimile or other signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of its issue. The certificates shall be consecutively numbered or otherwise identified; and the name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation.

2.     Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Corporation only upon surrender of the certificates for the shares sought to be transferred by the record holder thereof or by such holder’s duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

3.     Transfer Agent and Registrar. The Board of Directors may appoint one (1) or more transfer agents and one (1) or more registrars of transfer and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

4.     Restrictions on Transfer.

(a)     If the Corporation has elected Subchapter S status under Section 1362 of the Internal Revenue Code of 1986, as amended, no stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire if such disposition or transfer would result in the termination of such Subchapter S status, unless such disposition or transfer is consented to by all stockholders of the Corporation. Any such disposition or transfer that does not comply with the terms of this Section 4 shall be void and have no legal force or effect and shall not be recognized on the share transfer books of the Corporation as effective.

(b)     No stockholder or involuntary transferee shall dispose of or transfer any shares of the Corporation which such stockholder now owns or may hereafter acquire except as set forth in this Section 4. Any purported transfer or disposition of shares in violation of the terms of this Section 4 shall be void, and the Corporation shall not recognize or give any effect to such transaction.

(c)     An individual stockholder shall be free to transfer, during such stockholder’s lifetime or by testamentary transfer, any or all of such stockholder’s shares of the Corporation to such stockholder’s spouse, any of such stockholder’s children, grandchildren or direct lineal descendants, whether by blood or by adoption, spouses of such issue, parents, siblings or direct lineal descendents, whether by blood or by adoption, of such siblings or a trust or family limited partnership for the sole benefit of those persons or any of them, a Section 501(c)(3) organization or a non-profit foundation or other non-profit organization; and a stockholder which is a partnership, corporation or limited liability company shall be free to transfer any or all of its shares of the Corporation to its partners, stockholders or members, respectively, if there is no consideration for such transfer; but, in case of any such transfer, the transferee shall be bound by all of the terms of this provision, and no further transfer of such shares shall be made by such transferee except back to the stockholder who originally owned them or except in accordance with the provisions of this Section 4 of Article VII.

(d)     Any stockholder, or transferee of such stockholder, who wishes to transfer all or any part of such stockholder’s shares of the Corporation (hereinafter “offeror”), other than as permitted in subparagraph (c) above, first shall submit a written offer to sell such shares to the Corporation at the same price per share and upon the same terms and conditions offered by a bona fide prospective purchaser of such shares. Such written offer to the Corporation shall continue to be a binding offer to sell until: (i) rejected by the Corporation; or (ii) the expiration of a period of thirty (30) days after delivery of such written offer to the Corporation, whichever shall first occur.

(e)     Every written offer submitted in accordance with the provisions of this Section 4 shall specifically name the person to whom the offeror intends to transfer the shares, the number of shares which such offeror intends to transfer to each person and the price per share and other terms upon which each intended transfer is to be made. Upon the termination of all such written offers, the offeror shall be free to transfer, for a period of three (3) months thereafter, any unpurchased shares to the persons so named at the price per share and upon the other terms and conditions so named, provided, that any such transferee of those shares shall thereafter be bound by all of the provisions of these Bylaws.

(f)     Every written offer submitted to the Corporation shall be deemed to have been delivered when delivered to the principal office of the Corporation or if and when sent by prepaid certified mail, or delivered by hand to the President of the Corporation at the principal office of the Corporation.

(g)     If any consideration to be received by the offeror for the shares offered is property other than cash, then the price per share shall be measured to the extent of the fair market value of such noncash consideration.

(h)     The provisions contained herein shall not apply to the pledge of any shares of the Corporation as collateral for a loan but shall apply to the sale or other disposition of shares under any such pledge.

(i)     In the event of any conflict between the terms of this Section 4 of Article VII and any written agreement between the Corporation and any stockholder of the Corporation, the terms of such written agreement shall control, and the provisions of this Section shall not be applicable.

(j)     The restrictions set forth in this Section 4 shall terminate upon the closing of a public offering of securities of the Corporation registered under the Securities Act of 1933, as amended.

(k)     Every certificate representing shares of the Corporation shall bear a legend in substantially the following form prominently displayed:

“The shares represented by this certificate, and the transfer thereof, are subject to the restrictions on transfer provisions of the Bylaws of the Corporation, a copy of which is on file in, and may be examined at, the principal office of the Corporation.”

5.     Closing Transfer Books and Fixing Record Date.

(a)     For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, such record date shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. Such determination of stockholders of record shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b)     For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, such record date, when no prior action by the Board of Directors is required by this chapter, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is filed with the Secretary of the Corporation. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by the Delaware General Corporation Law, such record date shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c)     For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

6.     Lost Certificates. The Board of Directors may authorize the issuance of a new share certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit of such fact from the person claiming the loss or destruction. When authorizing such issuance of a new certificate, the Board of Directors may require the claimant to give the Corporation a bond in such sum as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost or destroyed, or otherwise to indemnify the Corporation against such loss; or the Board of Directors may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate without requiring such a bond.

7.     Holder of Record. The Corporation may treat as absolute owner of the shares the person in whose name the shares stand of record on its books just as if that person had full competency, capacity and authority to exercise all rights of ownership irrespective of any knowledge or notice to the contrary or any description indicating a representative, pledge or other fiduciary relation or any reference to any other instrument or to the rights of any other person appearing upon its record or upon the share certificate; except that any person furnishing to the Corporation proof of his/her appointment as a fiduciary shall be treated as if he or she were a holder of record of the Corporation’s shares.

8.     Treasury Shares. Treasury shares of the Corporation shall consist of such shares as have been issued and thereafter acquired but not canceled by the Corporation. Treasury shares shall not carry voting or dividend rights, except rights in share dividends.

ARTICLE VIII

INDEMNIFICATION AND REIMBURSEMENT

OF DIRECTORS AND OFFICERS

1.     Indemnification for Expenses and Liabilities. Any person who at any time serves or has served (a) as a director or officer of the Corporation, (b) at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or (c) at the request of the Corporation as a trustee or administrator under an employee benefit plan, or is called as a witness at a time when he or she has not been made a named defendant or respondent to any Proceeding (defined below), shall have a right to be indemnified by the Corporation to the fullest extent from time to time permitted by law against Liability and Expenses in any Proceeding (including without limitation a Proceeding brought by or on behalf of the Corporation itself) arising out of his or her status as such or activities in any of the foregoing capacities.

The Board of Directors of the Corporation shall take all such action as may be necessary and appropriate to authorize the Corporation to pay the indemnification required by this provision, including without limitation, to the extent needed, making a good faith evaluation of the manner in which the claimant for indemnity acted and of the reasonable amount of indemnity due him or her.

Any person who at any time serves or has served in any of the aforesaid capacities for or on behalf of the Corporation shall be deemed to be doing or to have done so in reliance upon, and as consideration for, the rights provided for herein. Any repeal or modification of these indemnification provisions shall not affect any rights or obligations existing at the time of such repeal or modification. The rights provided for herein shall inure to the benefit of the legal representatives of any such person and shall not be exclusive of any other rights to which such person may be entitled apart from this provision.

The rights granted herein shall not be limited by the provisions contained in Section 145 of the Delaware General Corporation Law or any successor to such statute.

2.     Advance Payment of Expenses. At the discretion of the Board, the Corporation may (upon receipt of an undertaking by or on behalf of the director or officer involved to repay the Expenses described herein unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation against such Expenses (defined below)) pay Expenses incurred by such director or officer in defending a Proceeding or appearing as a witness at a time when he has not been named as a defendant or a respondent with respect thereto in advance of the final disposition of such Proceeding.

3.     Insurance. The Corporation shall have the power to purchase and maintain insurance (on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another domestic or foreign corporation, partnership, joint venture, trust or other enterprise or as a trustee or administrator under an employee benefit plan) against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify him or her against such liability.

4.     Definitions. The following terms as used in this Article VIII shall have the following meanings. “Proceeding” means any threatened, pending or completed action, suit or proceeding and any appeal therein (and any inquiry or investigation that could lead to such action, suit or proceeding), whether civil, criminal, administrative, investigative or arbitrative and whether formal or informal. “Expenses” means expenses of every kind, including counsel fees. “Liability” means the obligation to pay a judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan), reasonable expenses incurred with respect to a Proceeding, and all reasonable expenses incurred in enforcing the indemnification rights provided herein. “Director,” “officer,” “employee” and “agent” include the estate or personal representative of a director, officer, employee or agent. “Corporation” shall include any domestic or foreign predecessor of this Corporation in a merger or other transaction in which the predecessor’s existence ceased upon consummation of the transaction.

ARTICLE IX

GENERAL PROVISIONS

1.     Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and by the Certificate of Incorporation.

2.     Seal. The corporate seal shall be in such form as may be approved from time to time by the Board of Directors. Such seal may be an impression or stamp and may be used by the officers of the Corporation by causing it, or a facsimile thereof, to be impressed or affixed or in any other manner reproduced. In addition to any form of seal adopted by the Board of Directors, the officers of the Corporation may use as the corporate seal a seal in the form of a circle containing the name of the Corporation and the state of its incorporation (or an abbreviation thereof) on the circumference and the word “Seal” in the center.

3.     Waiver of Notice. Whenever any notice is required to be given to any stockholder or Director under the provisions of the Delaware General Corporation Law or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be equivalent to the giving of such notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, Directors, or members of a committee of Directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by the Certificate of Incorporation or these Bylaws.

4.     Fiscal Year. The fiscal year of the Corporation shall be determined by the Board of Directors.

5.     Notice by Electronic Transmission. Without limiting the manner by which notice may be given effectively to stockholders, any notice to stockholders given by the Corporation under any provision of the Delaware General Corporation Law, other than those enumerated in Section 232(e) of the Delaware General Corporation Law, in the Certificate of Incorporation, or these Bylaws, shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Electronic transmission shall mean any form of communication, including but not limited to facsimile telecommunication and electronic mail, not directly involving the physical transmission of paper, that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient.

6.     Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or by means of, or be in the form of, any information storage device or method, provided that the records so kept can be converted into clearly legible paper form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

7.     Amendments. Except as otherwise provided herein, these Bylaws may be amended or repealed and new Bylaws may be adopted by the affirmative vote of the holders of a majority of the voting power of the Corporation or, if the Certificate of Incorporation so permits, by the affirmative vote of a majority of the Directors then holding office at any regular or special meeting of the Board of Directors or by unanimous written consent.

8.     All terms used in these Bylaws shall be deemed to refer to the masculine, feminine, neuter, singular or plural as the context may require.

Exhibit F

Form of Letter of Transmittal

LETTER OF TRANSMITTAL

relating to shares of Common Stock of

Glacier Water Services, Inc.

The Exchange Agent for the Merger is:

Wells Fargo Bank, N.A.

Ladies and Gentlemen:

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of [•], 2016 (the “Merger Agreement”), by and among Primo Water Corporation, a Delaware corporation (the “Purchaser”), Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative.

Capitalized terms used but not otherwise defined in this Letter of Transmittal shall have the meanings given to such terms in the Merger Agreement, a copy of which is available upon written request to the Exchange Agent. The undersigned understands that this Letter of Transmittal is subject to the terms of the Merger Agreement and the instructions accompanying this Letter of Transmittal. Matters set forth in these materials and the Merger Agreement are considered strictly confidential. By signing this Letter of Transmittal, the undersigned hereby acknowledges and agrees that (i) the undersigned has received a copy of the Merger Agreement and has carefully read and understands the scope and effect of the provisions of this Letter of Transmittal and the Merger Agreement and has discussed the foregoing with the undersigned’s professional advisors to the extent the undersigned has deemed necessary and (ii) the Purchaser relied on the fact that the undersigned would execute this Letter of Transmittal in agreeing to enter into the Merger Agreement and the undersigned is benefitting from the Merger.

In accordance with the terms of the Merger Agreement, the undersigned hereby surrenders to the Exchange Agent in connection with the Merger all of the undersigned’s shares of Company Stock in exchange for shares of the Purchaser common stock and a cash payment in an amount determined pursuant to, and subject to the terms and conditions of, the Merger Agreement.

The undersigned understands that the undersigned will not receive the Merger Consideration or any other amounts to which the undersigned is or may become entitled under the Merger Agreement in respect of shares of Company Stock until this duly executed and properly completed Letter of Transmittal is received by the Exchange Agent at the address set forth below together with such additional documents as the Exchange Agent may reasonably require. Delivery of this instrument to any person other than the Exchange Agent or to an address other than as set forth below does not constitute a valid delivery. The undersigned further understands that under no circumstances will interest accrue for the benefit of the undersigned on any amounts to which the undersigned is or may become entitled under the Merger Agreement.

If the undersigned is acting in a representative or fiduciary capacity for a particular beneficial owner of shares of Company Stock, the undersigned hereby certifies that this Letter of Transmittal covers all of the shares of Company Stock owned by the undersigned in a representative or fiduciary capacity for such particular beneficial owner.

The undersigned also acknowledges and agrees that it, he or she is a Stockholder for all purposes of and under the Merger Agreement and, accordingly, agrees to be bound by, as fully as though the undersigned were a signatory thereto, all of the terms and provisions of the Merger Agreement that apply to the Stockholders. The undersigned consents to (a) the Stockholder Representative acting as the undersigned’s agent and attorney-in-fact with respect to all matters relating to the Merger Agreement, Stockholder Representative, Escrow Agreement (including the execution and delivery of the Merger Agreement and the Escrow Agreement on the undersigned’s behalf) and the transactions contemplated thereby and (b) the authorization and empowerment of the Stockholder Representative to act on the undersigned’s behalf and in the undersigned’s stead, and to bind the undersigned, with respect to all matters relating to the Merger Agreement, the Escrow Agreement and the transactions contemplated thereby, in each case as and to the extent set forth in the Merger Agreement and the Escrow Agreement, respectively. The undersigned also acknowledges and agrees that the Stockholder Representative shall have no liability to the Stockholders with respect to actions taken or omitted to be taken in its capacity as the Stockholder Representative, except in the case of gross negligence or willful misconduct.

If the undersigned is married, in addition to completing the Letter of Transmittal, the undersigned must also return a duly executed Spousal Consent in the form provided by the Exchange Agent. Unless the undersigned returns a duly executed Spousal Consent, the undersigned represents and warrants that the undersigned is not married.

Effective upon the Effective Time, the undersigned hereby generally releases, remises and forever discharges the Purchaser, Merger Sub, the Company, the Surviving Corporation and their respective Agents (as herein defined) from and against any and all claims, demands, liens, actions, agreements, suits, causes of action, obligations, controversies, debts, costs, attorneys’ fees, expenses, damages, judgments, orders and liabilities of whatever kind or nature in law, equity or otherwise, whether or not now known or suspected, that have existed or may have existed, or that do exist or that hereafter shall or may exist, based on any facts, events or omissions occurring any time prior to the Effective Time that arise out of any rights the undersigned may have in his, her or its capacity as an Stockholder against the Company or any of its Affiliates; provided, however, that the foregoing release shall not apply to: (a) any rights the undersigned may have under the Merger Agreement or any other agreements or instruments executed and delivered pursuant to the Merger Agreement to which the undersigned is a party or beneficiary or otherwise with respect to the Merger; (b) if the undersigned is or was a director or officer of the Company, the right of the undersigned to be indemnified as a result of serving as a director or officer of the Company, including but not limited to any rights available to the undersigned for indemnification or insurance recoveries under the Company’s Articles of Incorporation or bylaws, any agreement between the undersigned and the Company or any directors’ and officers’ insurance policy for the undersigned’s benefit or under applicable Law; and (c) if the undersigned is or was an employee of the Company, any rights with respect to earned but unpaid salary or other compensation or benefits that accrued prior to the Effective Time in the ordinary course of business consistent with past practice. As used herein, an “Agent” of a party is each of its predecessors, its former or present officers, employees, directors, stockholders, parents, subsidiaries, Affiliates, partners, related corporate entities, agents, attorneys, members, heirs, executors, administrators, conservators, successors and assigns.

This Letter of Transmittal may not be terminated or amended without the prior written consent of the Purchaser, the Company and the undersigned. The provisions of this Letter of Transmittal shall inure to the benefit of the Company, the Purchaser and their respective successors and assigns.

If you have any questions concerning this process, you may contact the Exchange Agent at [•].

*     *     *     *

LETTER OF TRANSMITTAL

For delivery of shares of Company Stock pursuant to
the Merger Agreement by and among, the Purchaser, Merger Sub, the Company and the Stockholder Representative

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ON THE LAST PAGE HEREOF WILL NOT CONSTITUTE A VALID DELIVERY

THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ
CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

●      NOTE: SIGNATURES MUST BE PROVIDED BELOW

All holders of Company Stock must sign in Box A and complete Box B.
Please also read the “General Instructions” on page 3.

BOX A – Signature of Registered Holder(s)	BOX B – Certificate(s) Enclosed
(Must be signed by all registered shareholders; include legal capacity if signing on behalf of an entity)	Share Certificate Number(s) (Attach additional signed list, if necessary)	Number of Shares Represented by Each Share Certificate

Signature(s)

Print Name Here

Telephone Number	Total Shares Surrendered:

□ Lost Certificates. I have lost my certificate(s) for __________ shares and require assistance in replacing the shares.

NOTE: YOU DO NOT NEED TO SIGN THE BACK OF YOUR STOCK CERTIFICATE.

BOX C – New Registration Instructions	BOX D – One Time Delivery Instructions
To be completed ONLY if the check is to be issued in the name(s) of (or wire transfer made to account of) someone other than the registered holder(s) in Box A. ISSUE TO:	To be completed ONLY if the check is to be delivered to an address other than that listed in Box E. MAIL TO:

Name	Name
Street Address	Street Address
City, State and Zip Code	City, State and Zip Code

Please remember to complete and sign the enclosed IRS Form W-9 or, if applicable, a Form W-8BEN or other Form W-8 (see instructions below).

BOX E – Name and Address of Registered Holder(s)	BOX F – Medallion Guarantee
Please confirm that your address below is correct or mark any corrections

If (and only if) you have completed Box C, or all registered holders are not listed on the bank account provided in Box G (if you elected a wire payment) your signature must be
Medallion Guaranteed by an eligible financial institution.

□ indicates permanent address change	Note: A notarization by a notary public is not acceptable

BOX G – Optional Bank Wire Instructions

NOTE: This wire request is optional. If the name on the bank account does not include all registered holders, a medallion guarantee is required in Box F. If you complete Box G and any of the information is incomplete, illegible or otherwise deficient, you will receive a check for your proceeds. In connection with the above referenced merger, please wire the entitled funds as follows:

*ABA Routing Number
Bank Name
Bank Address
Name on Bank Account
Bank Account Number
For Further Credit To Name
For Further Credit To Account Number
Swift or IBAN (if applicable)
Intermediary Bank ABA (if foreign)

By completion of Box G, the registered holder(s) hereby agree(s) that the above wire instructions are true and correct and by endorsing this Letter of Transmittal the person authorized to act on behalf of this account is directing Wells Fargo Bank, N.A. as Exchange Agent to make payment of the merger consideration represented by this Letter of Transmittal to the bank account listed above.

*The ABA Routing Number for “incoming FED WIRES” is many times different than the ABA Routing Number used for direct deposit or the ABA Routing Number on the bottom of your check or deposit slip. Please check with your bank to obtain the correct ABA Routing Number for your wire.

Wells Fargo will use the payment provided in Box C “New Registration Instructions” and/or Box G “Optional Wire Instructions” for any future payments unless a new Letter of Transmittal is completed to update such payment instructions.

General Instructions

Please read this information carefully.

•	BOX A – Signatures: All registered holders must sign as indicated in Box A. If you are signing on behalf of a registered holder or entity your signature must include your legal capacity.

•

BOX B – Certificate Detail: List all certificate numbers and shares of Company Stock submitted in Box B. If your certificate(s) are lost, please check the appropriate box below Box A, complete the Letter of Transmittal and return the Letter of Transmittal to Wells Fargo Bank, N.A. You will be contacted if a fee and/or additional documents are required to replace lost stock certificate(s). You do not need to sign the back of your stock certificate. Originals are required for valid presentment.

•

BOX C – New Registration: Provide the new registration instructions (name and address) in Box C if your payment is to be made to anyone other than the registered holder of your shares of Company Stock. Signature must be that of the new registration indicated. All changes in registration require a Medallion Signature Guarantee. Joint registrations must include the form of tenancy. Custodial registrations must include the name of the custodian (only one). Trust account registrations must include the names of all current acting trustees and the date of the trust agreement. If your payment is to be made to anyone other than the registered holder of your shares of Company Stock and this transaction results in proceeds at or above $[•] in value to such party, please contact Wells Fargo Bank, N.A. at the number listed below. Wells Fargo will make all future payments (if any) to this new registration unless the payment instructions are updated by the new registered holder prior to any additional payment.

•	BOX D – One Time Delivery: Any address shown in Box D will be treated as a one-time only mailing instruction, and your address in Box E will be used for any future payments and communications.

•

BOX E – Current Name and Address of Registered Holder: Please confirm that the address here is the address that should be used for all future communications and payments. If your permanent address should be changed on Wells Fargo Bank, N.A. records, please make the necessary changes in Box E. If your permanent address should change in the future, please notify Wells Fargo Bank, N.A. at the number listed below.

•

BOX F – Signature Guarantee: Box F (Medallion Guarantee) only needs to be completed if the name on the check, or on the account to which funds will be transferred, will be different from the current registration shown in Box E. This guarantee is a form of signature verification which can be obtained through an eligible financial institution such as a commercial bank, trust company, securities broker/dealer, credit union or savings institution participating in a Medallion program approved by the Securities Transfer Association.

●

BOX G – Wire Instructions: To elect a bank wire transfer please complete Box G in its entirety. A bank wire transfer, rather than payment by check, will help to expedite your receipt of the funds. Please contact your bank for questions regarding the appropriate bank routing number and account number to be used.

•

IRS Form W-9 or Form W-8: If the person receiving payment for the shares of Company Stock is a “U.S. person” (see definition below), complete and sign the enclosed IRS Form W-9 to certify the payee’s tax identification number (“TIN”). Please provide the social security or employer identification number of the person or entity receiving payment for the above described Shares and/or Company Warrants and sign and date the form. If the person receiving payment for the Shares and/or Company Warrants is not a “U.S. person,” complete and sign an applicable IRS Form W-8 (usually, IRS Form W-8BEN). IRS Forms W-8 may be obtained at www.irs.gov or by calling 1-800-829-3676.

Failure to provide a properly completed and signed IRS Form W-9 or a properly completed and signed IRS Form W-8BEN or other applicable Form W-8 may result in backup withholding under U.S. tax laws on any merger consideration payments and may result in a penalty imposed by the U.S. Internal Revenue Service.

Circular 230 Disclosure: Internal Revenue Service regulations provide that, for the purpose of avoiding certain penalties under the Internal Revenue Code, taxpayers may rely only on opinions of counsel that meet specific requirements set forth in the regulations, including a requirement that such opinions contain extensive factual and legal discussion and analysis. Any tax advice that may be contained herein does not constitute an opinion that meets the requirements of the regulations. Any such tax advice therefore cannot be used, and was not intended or written to be used, for the purpose of avoiding any federal tax penalties that the Internal Revenue Service may attempt to impose.

•

Definition of “U.S. Person”: For federal tax purposes, you are considered a U.S. person if you are (1) An individual who is a U.S. citizen or U.S. resident alien, (2) A partnership, corporation, company or association created or organized in the United States or under the laws of the United States, (3) An estate (other than a foreign estate), or (4) A domestic trust (as defined in U.S. Treasury Regulations section 301.7701-7).

●	Deficient Presentments: If you request a registration change that is not in proper form, the required documentation will be requested from you and this will delay processing of any funds.

•

Returning Certificates: Return this Letter of Transmittal, with the certificate(s) to be exchanged for your portion of the Merger Consideration only to Wells Fargo Bank, N.A. at the address below. The method of delivery is at your option and your risk, but it is recommended that documents be delivered via a registered method, insured for 2% of the value of your shares of Company Stock.

By Mail to

Wells Fargo Bank, N.A.
Attention: [•]
[•]

For additional information please contact Wells Fargo at [•].

Exhibit G

Form of Escrow Agreement

ESCROW AGREEMENT

This Escrow Agreement dated this [•] day of [•], 2016 (this “Escrow Agreement”), is entered into by and among Primo Water Corporation, a Delaware corporation (the “Purchaser”), David Shladovsky, as Stockholder Representative (the “Stockholder Representative” and, together with the Purchaser, the “Parties,” and individually, a “Party”), and Wilmington Trust, National Association, as escrow agent (“Escrow Agent”). Capitalized terms used in this Escrow Agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     On October 9, 2016, the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity in the merger and becoming a wholly-owned subsidiary of the Purchaser, and that the Company Holders shall have the right to receive the Merger Consideration, as provided in the Merger Agreement (the “Merger”), with such Merger Consideration to include shares of Purchaser Common Stock.

B.     The Merger Agreement further provides that the Purchaser shall withhold from the Company Holders (on a pro rata basis according to their respective interests therein), and place in escrow with Escrow Agent, Seventy One percent (71%) of the Closing Stock Consideration payable to each such Company Holder (the “Escrow Fund”), and Escrow Agent agrees to hold, maintain and distribute such securities as reduced at the end of each Release Period in accordance with Sections 1.3(d)(i) through 1.3(d)(iv) (the “Escrow Shares”), and their income in accordance with the terms of this Escrow Agreement.

AGREEMENT

In consideration of the promises and agreements of the Parties and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties and Escrow Agent agree as follows:

ARTICLE 1

ESCROW DEPOSIT

Section 1.1     Receipt of Stock Certificate(s). Upon execution and delivery of this Escrow Agreement, the Purchaser shall deliver to Escrow Agent one or more certificates (the “Certificates”) representing the Escrow Shares.

Section 1.2.      Duties with Respect to the Escrow Property.

(a)     Voting of Escrow Shares. The Stockholder Representative, as the registered holder of the Escrow Shares, shall be entitled to exercise all voting rights with respect to such Escrow Shares. Escrow Agent shall distribute all proxy materials and other documents relating to the Escrow Shares received by Escrow Agent to the Stockholder Representative.

(b)     Dividends. Ordinary cash dividends payable in respect of the Escrow Shares shall be invested pursuant to Section 1.2(b)(i)-(ii). Escrow Agent shall have no tax reporting responsibility relating to the cash dividends paid to shareholders.

(i)     Escrow Agent shall invest any and all cash dividends, interest and investment income or other cash received with respect to the Escrow Shares (the “Cash Balances”; together with the Escrow Shares, collectively, the “Escrow Property”) in accordance with the joint written instructions provided to Escrow Agent and signed by the Purchaser and the Stockholder Representative. In the absence of written investment instructions signed by both the Purchaser and the Stockholder Representative, Escrow Agent shall deposit and invest the Cash Balances, including any and all interest and investment income thereon, in the M&T Bank Corporate Deposit Account, which is further described herein on Exhibit A. Any investment earnings and income on the Escrow Property shall become part of the Escrow Property, and shall be disbursed in accordance with Section 1.3 or Section 1.5 of this Escrow Agreement.

(ii)     Escrow Agent is hereby authorized and directed to sell or redeem any such investments as it deems necessary to make any payments or distributions required under this Escrow Agreement. Escrow Agent shall have no responsibility or liability for any loss which may result from any investment or sale of investment made pursuant to this Escrow Agreement. Escrow Agent is hereby authorized, in making or disposing of any investment permitted by this Escrow Agreement, to deal with itself (in its individual capacity) or with any one or more of its affiliates, whether it or any such affiliate is acting as agent of Escrow Agent or for any third person or dealing as principal for its own account. The Parties acknowledge that Escrow Agent is not providing investment supervision, recommendations, or advice.

(c)     Fractional Shares. No fractional shares of Escrow Shares or other securities shall be retained in or released from the Escrow Fund pursuant to this Escrow Agreement.

(d)     Disbursement of Escrow Shares. Escrow Agent is not the stock transfer agent for the Escrow Shares. Accordingly, whenever a release and delivery of a number of Escrow Shares is to be made in accordance with Sections 1.3 and 1.5, Escrow Agent must requisition the appropriate number of shares from the Purchaser’s transfer agent (the “Transfer Agent”), delivering to it the appropriate stock certificate(s) and Stock Power. For purposes of this Escrow Agreement, Escrow Agent shall be deemed to have delivered Escrow Shares to the Person entitled to it when Escrow Agent has delivered such certificates and Stock Power to the Transfer Agent with written instructions that the Transfer Agent shall deliver (i) a certificate representing the appropriate number of shares to the appropriate Person, and (ii) a certificate representing the residual shares comprising the remaining Escrow Fund to the Escrow Agent. Following Escrow Agent’s delivery of such certificates and Stock Power(s) to the Transfer Agent, any Person entitled to Escrow Shares shall consult directly with the Transfer Agent regarding any delay or problem with delivery of Escrow Shares to such Person. Distributions of Escrow Shares shall be made, as applicable, to the Purchaser or the Stockholder Representative (on behalf of and for distribution to the Company Holders).

(e)     Stock Splits; Dividends, etc. In the event of any stock split, dividend, recapitalization or other similar occurrence, the Purchaser shall deliver to Escrow Agent such additional number of shares of Purchaser Common Stock as appropriate. Unless and until Escrow Agent receives the certificates representing additional shares of the Escrow Shares, Escrow Agent may assume without inquiry that no such stock or other property has been or is required to be issued with respect to Escrow Shares.

Section 1.3.     Disbursements.

(a)     Indemnification Claims. At any time and from time to time during the period from the date of this Escrow Agreement (the “Execution Date”) through 5:00 p.m. Eastern time on the Final Escrow Release Date (as defined below) (such period, the “Escrow Period”), the Purchaser may give to both Escrow Agent and the Stockholder Representative, one or more written notices, which shall include Purchaser’s certification to the Escrow Agent of Purchaser’s concurrent delivery of such notice to the Stockholder Representative (each a “Claim Notice”), containing the information set forth below and stating that the Purchaser is asserting against the Stockholder Representative (on behalf of the Company Holders) a right of indemnity pursuant to the Merger Agreement (a “Claim”). For clarification, Escrow Agent shall disregard any Claim Notice received by Escrow Agent after 5:00 p.m. Eastern time on the last day of the Escrow Period. The Claim Notice shall specify (i) the nature and details of the Claim, including, without limitation, whether the Claim is based on a claim by a third party, (ii) the section or sections of the Merger Agreement pursuant to which the Claim is made, (iii) the amount of the Claim, (iv) the number of Escrow Shares with respect to which the Claim is made, and (v) that the Purchaser has delivered or is delivering a copy of the Claim Notice to the Stockholder Representative. If a Claim is based on a claim by a third party, copies of any materials or communications from the third party shall be delivered with the Claim Notice. For purposes of this Escrow Agreement, the “Final Escrow Release Date” means (i) if the Execution Date is on or prior to December 31, 2016, the date that is the first anniversary of the Execution Date or (ii) if the Execution Date is after December 31, 2016, the date that is thirty (30) days following the completion of an independent audit of the Purchaser and its subsidiaries on a consolidated basis following the Merger for the fiscal year ending December 31, 2017.

(b)     Claimed Shares. Upon receipt of the Claim Notice, Escrow Agent shall hold the number of Escrow Shares with respect to which the Claim was made in the Claim Notice (such Escrow Shares, with respect to each Claim Notice, the “Claimed Shares”), until Escrow Agent is authorized to release and deliver such Escrow Shares in accordance with Section 1.3(d) below.

(c)     Objection. The Stockholder Representative shall have the right to object to a Claim Notice within fifteen (15) business days after its receipt of the Claim Notice from the Escrow Agent (the “Objection Period”), by written notice directly to the Purchaser and Escrow Agent (an “Objection Notice”). The Objection Notice shall specify (i) the reasons for the objection to the Claim, (ii) the number of Claimed Shares with respect to which the objection is submitted, and (iii) that the Stockholder Representative has delivered or is delivering a copy of the Objection Notice to the Purchaser. An Objection Notice may dispute or all any part of the Claim and/or may object to the release to the Purchaser of all of any portion of the Claimed Shares. If no Objection Notice is received by Escrow Agent by 5:00 p.m. Eastern Time on the last day of the Objection Period, the Claim shall be deemed undisputed.

(d)     Release and Disbursement from Escrow Fund. Escrow Agent shall release and deliver Escrow Shares and the corresponding pro rata portion of the Cash Balances in accordance with the following provisions:

(i)     Subject to Section 1.3(d)(ii)-(iv) below, Escrow Agent shall release and deliver to the Stockholder Representative, on behalf of and for distribution to, all of the Company Holders: (A) twenty-five (25%) of the Escrow Property on the date that is six (6) months following the Execution Date, (B) twenty-five (25%) of the Escrow Property on the date that is nine (9) months following of the Execution Date and (C) the remaining fifty percent (50%) of the Escrow Property at the end of the Escrow Period (each, as applicable, a “Release Period”). For purposes of clarification, whether or not any Escrow Shares are subject to Claims, the pro rata portions of the Cash Balances shall be released and delivered to the Stockholder Representative in accordance with this Section 1.3(d)(i).

(ii)     If Escrow Agent does not receive any Claim Notice before expiration of the applicable Release Period pursuant to Section 1.3(a), Escrow Agent shall deliver all Escrow Property due to the Stockholder Representative pursuant to Section 1.3(d)(i) within five (5) business days after expiration of the applicable Release Period.

(iii)     If the Purchaser delivers to Escrow Agent a Claim Notice pursuant to Section 1.3(a), and Escrow Agent does not receive an Objection Notice with respect to such Claim Notice, Escrow Agent shall release and deliver the Claimed Shares to Purchaser within five (5) business days after expiration of the Objection Period.

(iv)     If the Purchaser delivers a Claim Notice, and Escrow Agent received an Objection Notice that objects to the release of all or a portion of the Claimed Shares, Escrow Agent shall release and deliver the Claimed Shares as to which no objection was made, if any, to the Purchaser within five (5) business days after expiration of the Objection Period, and shall continue to hold the remaining Claimed Shares in escrow in accordance with this Escrow Agreement, and thereafter the Escrow Agent shall be authorized to release and deliver Escrow Shares in accordance with (A) joint written instructions executed by the Purchaser and the Stockholder Representative, or (B) in accordance with any order, judgment or decree from a court of competent jurisdiction directing the disposition of the Escrow Shares, including in the case of Section 1.3(d)(iv).

(e)     Additional Release and Disbursement Event. At any time during the Escrow Period, in the event the Additional Release and Disbursement Event (as defined below) occurs, the Purchaser may give to both Escrow Agent and the Stockholder Representative, a written notice, which shall include Purchaser’s certification to the Escrow Agent of Purchaser’s concurrent delivery of such notice to the Stockholder Representative (an “Additional Notice”), that such Additional Release and Disbursement Event has occurred and stating (a) the then-current annual base salary payable by the Purchaser to Brian McInerney, and (b) the number of Escrow Shares equivalent to such dollar amount, valued at the Average Share Price at the date of the Additional Notice. If within ten (10) Business Days of delivery of such Additional Notice to the Stockholder Representative, Escrow Agent has not received any written objection from the Stockholder Representative disputing any of the statements in such Additional Notice, Escrow Agent shall release and deliver to the Purchaser the number of Escrow Shares stated in the Additional Notice. If the Escrow Agent does receive such written objection within such period, the Escrow Agent shall continue to hold the shares requested by the Purchaser in escrow in accordance with this Escrow Agreement; thereafter, the Escrow Agent shall be authorized to release and deliver such shares in accordance with (x) joint written instructions executed by the Purchaser and the Stockholder Representative, or (y) in accordance with any order, judgment or decree from a court of competent jurisdiction directing the disposition of the Adjustment Shares, including in the case of this Section 1.3(e). For purposes of this Section 1.3(e), the “Additional Release and Disbursement Event” means the date on which (i) Brian McInerney voluntarily leaves the employ of the Purchaser (other than for Good Reason (as that term is defined in the Employment Agreement between the Purchaser and Brian McInerney)) or (ii) Brian McInerney’s employment with the Purchaser is terminated by the Purchaser for Cause (as that term is defined in the Employment Agreement between the Purchaser and Brian McInerney).

(f)      Transaction Expenses Adjustment. If, within the first Release Period (as described in Section 1.3(d)(i)(A)), the Purchaser delivers a written notice, which shall include Purchaser’s certification to the Escrow Agent of Purchaser’s concurrent delivery of such notice to the Stockholder Representative (the “Adjustment Notice”), to the Escrow Agent and the Stockholder Representative stating: (a) that the Company Holders owe the Purchaser a stated dollar amount under Section 1.6(f)(v) of the Merger Agreement, and (b) the number of Escrow Shares equivalent to such dollar amount, valued at the Average Share Price at the date of the Adjustment Notice (the “Adjustment Shares”). If within fifteen (15) business days after the Escrow Agent’s delivery of such copy to the Stockholder Representative, the Escrow Agent does not receive a written objection from the Stockholder Representative, then the Escrow Agent shall release and deliver the Adjustment Shares to the Purchaser within five (5) business days after expiration of such period. If the Escrow Agent does receive such written objection within such period: Escrow Agent shall release and deliver the Adjustment Shares as to which no objection was made to the Purchaser within five (5) business days after the expiration of such period, and shall continue to hold the remaining Adjustment Shares in escrow in accordance with this Escrow Agreement; thereafter, the Escrow Agent shall be authorized to release and deliver Adjustment Shares in accordance with (x) joint written instructions executed by the Purchaser and the Stockholder Representative, or (y) in accordance with any order, judgment or decree from a court of competent jurisdiction directing the disposition of the Adjustment Shares, including in the case of this Section 1.6.

Section 1.4.     Income Tax Allocation and Reporting.

(a)     The Parties agree that, for tax reporting purposes, all interest and other income from investment of the Escrow Property shall, as of the end of each calendar year and to the extent required by the Internal Revenue Service, be reported as having been earned by the Stockholder Representative, whether or not such income was disbursed during such calendar year.

(b)     Prior to closing, the Parties shall provide Escrow Agent with certified tax identification numbers by furnishing appropriate forms W-9 or W-8 and such other forms and documents that Escrow Agent may request. The Parties understand that if such tax reporting documentation is not provided and certified to Escrow Agent, Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, and the Regulations promulgated thereunder, to withhold a portion of any interest or other income earned on the investment of the Escrow Property.

(c)     To the extent that Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of the Escrow Property, Escrow Agent shall satisfy such liability to the extent possible from the Escrow Property. The Parties, jointly and severally, shall indemnify, defend and hold Escrow Agent harmless from and against any tax, late payment, interest, penalty or other cost or expense that may be assessed against Escrow Agent on or with respect to the Escrow Property and the investment thereof unless such tax, late payment, interest, penalty or other expense was directly caused by the gross negligence or willful misconduct of Escrow Agent. The indemnification provided by this Section 1.4(c) is in addition to the indemnification provided in Section 3.1 and shall survive the resignation or removal of Escrow Agent and the termination of this Escrow Agreement.

Section 1.5.     Termination. This Escrow Agreement shall terminate at such time as the entirety of the Escrow Fund, and any remaining Cash Balances, have been distributed in accordance with the terms of this Escrow Agreement, in connection with which Escrow Agent is authorized and directed to disburse any stock certificate(s) representing Escrow Shares that it then holds and any remaining Cash Balances in accordance with Section 1.3 and this Escrow Agreement shall be of no further force and effect except that the provisions of Sections 1.4(c), 3.1 and 3.2 hereof shall survive termination.

ARTICLE 2

 Authority of Escrow Agent and Limitation of Liability

Section 2.1.     In acting hereunder, Escrow Agent shall have only such duties as are specified herein and no implied duties shall be read into this Escrow Agreement, and Escrow Agent shall not be liable for any act done, or omitted to be done, by it in the absence of its gross negligence or willful misconduct.

Section 2.2.     Escrow Agent may act in reliance upon any writing or instrument or signature which it, in good faith, believes to be genuine, and may assume the validity and accuracy of any statement or assertion contained in such a writing or instrument and may assume that any person purporting to give any writing, notice, advice or instruction in connection with the provisions hereof has been duly authorized to do so.

Section 2.3.     Escrow Agent shall be entitled to consult with legal counsel in the event that a question or dispute arises with regard to the construction of any of the provisions hereof, and shall incur no liability and shall be fully protected in acting in accordance with the advice or opinion of such counsel.

Section 2.4.     Escrow Agent shall not be required to use its own funds in the performance of any of its obligations or duties or the exercise of any of its rights or powers, and shall not be required to take any action which, in Escrow Agent's sole and absolute judgment, could involve it in expense or liability unless furnished with security and indemnity which it deems, in its sole and absolute discretion, to be satisfactory.

Section 2.5.     In the event Escrow Agent receives conflicting instructions hereunder, Escrow Agent shall be fully protected in refraining from acting until such conflict is resolved to the satisfaction of Escrow Agent. Escrow Agent may resign as Escrow Agent, and, upon its resignation, shall thereupon be discharged from any and all further duties and obligations under this Escrow Agreement by giving notice in writing of such resignation to the Parties, which notice shall specify a date upon which such resignation shall take effect. Upon the resignation of Escrow Agent, the Purchaser shall, within sixty (60) business days after receiving the foregoing notice from Escrow Agent, designate a substitute Escrow Agent (the “Substitute Escrow Agent”), which Substitute Escrow Agent shall, upon its designation and notice of such designation to Escrow Agent, succeed to all of the rights, duties and obligations of Escrow Agent hereunder. In the event that the Purchaser shall not have delivered to Escrow Agent a written designation of Substitute Escrow Agent within the aforementioned thirty (30) day period, together with the consent to such designation by the Substitute Escrow Agent, Escrow Agent may apply to a court of competent jurisdiction to appoint a Substitute Escrow Agent, and the costs of obtaining such appointment shall be reimbursable from the Escrow Fund.

ARTICLE 3

PROVISIONS CONCERNING THE ESCROW AGENT

Section 3.1.     Indemnification. The Parties hereby agree, jointly and severally, to indemnify Escrow Agent, its directors, officers, employees and agents (collectively, the “Indemnified Parties”), and hold the Indemnified Parties harmless from any and against all liabilities, losses, actions, suits or proceedings at law or in equity, and any other expenses, fees or charges of any character or nature, including, without limitation, attorney’s fees and expenses, which an Indemnified Party may incur or with which it may be threatened by reason of acting as or on behalf of Escrow Agent under this Escrow Agreement or arising out of the existence of the Escrow Fund, except to the extent the same shall be caused by Escrow Agent's gross negligence or willful misconduct. Escrow Agent shall have a first lien against the Escrow Fund to secure the obligations of the parties hereunder. The terms of this paragraph shall survive termination of this Escrow Agreement. The provisions of this Section 3.1 shall survive the resignation or removal of Escrow Agent and the termination of this Escrow Agreement.

Section 3.2.     Limitation of Liability. the escrow agent SHALL NOT be liable, directly or indirectly, for any (i) damages, Losses or expenses arising out of the services provided hereunder, other than damages, losses or expenses which have been finally adjudicated to have DIRECTLY resulted from the escrow agent’s gross negligence or willful misconduct, or (ii) special, Indirect or consequential damages or LOSSES OF ANY KIND WHATSOEVER (INCLUDING WITHOUT LIMITATION LOST PROFITS), even if the escrow agent has been advised of the possibility of such LOSSES OR damages AND REGARDLESS OF THE FORM OF ACTION.

Section 3.3.     Compensation. The Parties shall pay to Escrow Agent compensation for its services hereunder to be determined from time to time by the application of the current rates then charged by Escrow Agent for accounts of similar size and character. Escrow Agent’s current rates are attached hereto as Exhibit C. Each Party shall be responsible for fifty percent (50%) of any compensation or additional compensation payable to Escrow Agent hereunder. In the event Escrow Agent renders any extraordinary services in connection with the Escrow Fund at the request of the parties, Escrow Agent shall be entitled to additional reasonable compensation therefore. Escrow Agent shall have a first lien against the Escrow Fund to secure the obligations of the Parties hereunder. The terms of this paragraph shall survive termination of this Escrow Agreement.

Section 3.4.     Merger or Consolidation. Any corporation or association into which Escrow Agent may be converted or merged, or with which it may be consolidated, or to which it may sell or transfer all or substantially all of its corporate trust business and assets as a whole or substantially as a whole, or any corporation or association resulting from any such conversion, sale, merger, consolidation or transfer to which Escrow Agent is a party, shall be and become the successor escrow agent under this Escrow Agreement and shall have and succeed to the rights, powers, duties, immunities and privileges as its predecessor, without the execution or filing of any instrument or paper or the performance of any further act.

Section 3.5.     Attachment of Escrow Property; Compliance with Legal Orders. In the event that any Escrow Property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgment or decree shall be made or entered by any court order affecting the Escrow Property, Escrow Agent is hereby expressly authorized, in its sole discretion, to respond as it deems appropriate or to comply with all writs, orders or decrees so entered or issued, or which it is advised by legal counsel of its own choosing is binding upon it, whether with or without jurisdiction. In the event that Escrow Agent obeys or complies with any such writ, order or decree it shall not be liable to any of the Parties or to any other person, firm or corporation, should, by reason of such compliance notwithstanding, such writ, order or decree be subsequently reversed, modified, annulled, set aside or vacated.

ARTICLE 4

MISCELLANEOUS

Section 4.1.     Successors and Assigns. This Escrow Agreement shall be binding on and inure to the benefit of the Parties and Escrow Agent and their respective successors and permitted assigns. No other persons shall have any rights under this Escrow Agreement.  No assignment of the interest of any of the Parties shall be binding unless and until written notice of such assignment shall be delivered to the other Party and Escrow Agent and shall require the prior written consent of the other Party and Escrow Agent (such consent not to be unreasonably withheld).

Section 4.2.     Escheat. The Parties are aware that under applicable state law, property which is presumed abandoned may under certain circumstances escheat to the applicable state. Escrow Agent shall have no liability to the Parties, their respective heirs, legal representatives, successors and assigns, or any other party, should any or all of the Escrow Property escheat by operation of law.

Section 4.3.     Notices. All notices, requests, demands, and other communications required under this Escrow Agreement shall be in writing, in English, and shall be deemed to have been duly given if delivered (i) personally, (ii) by facsimile transmission with written confirmation of receipt, (iii) by overnight delivery with a reputable national overnight delivery service, or (iv) by mail or by certified mail, return receipt requested, and postage prepaid. If any notice is mailed, it shall be deemed given five business days after the date such notice is deposited in the United States mail. Any notice given shall be deemed given upon the actual date of such delivery. If notice is given to a party, it shall be given at the address for such party set forth below. It shall be the responsibility of the Parties to notify Escrow Agent and the other Party in writing of any name or address changes. In the case of communications delivered to Escrow Agent, such communications shall be deemed to have been given on the date received by Escrow Agent.

If to the Purchaser:

Primo Water Corporation

101 North Cherry Street, Suite 501

Winston-Salem, NC 27101

Attention: Billy D. Prim

Telephone: (336) 331-4000

with a copy to its counsel:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Wells Fargo Capitol Center

150 Fayetteville Street, Suite 2300

Raleigh, North Carolina 27601

Attention: Gerald F. Roach, Esq.

Telephone: (919) 821-6668

Facsimile: (919) 821-6800

If to the Stockholder Representative or any Company Holder:

Kayne Anderson Capital Advisors, LP

1800 Avenue of the Stars, Third Floor

Los Angeles, California 90067

Attention: David Shladovsky

Telephone: (310) 284-6438

Facsimile: (310) 284-2438

with a copy to its counsel:

Ervin Cohen & Jessup LLP

9401 Wilshire Blvd., 9th Floor
Beverly Hills, California 90212

Attention: Howard F. Hart, Esq.

Telephone: (310) 281-6370

Facsimile: (310) 859-2325

If to Escrow Agent:

Wilmington Trust, National Association

Mergers & Acquisitions

50 South Sixth Street, Suite 1290

Minneapolis, Minnesota 55402

Telephone: [•]

Facsimile: (612) 217-5651

Attention: Andrew Wassing

Section 4.4.     Governing Law. This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, except for its conflicts of law provisions.

Section 4.5.     Entire Agreement. This Escrow Agreement sets forth the entire agreement and understanding of the parties related to the Escrow Property.

Section 4.6.     Amendment. This Escrow Agreement may be amended, modified, superseded, rescinded, or canceled only by a written instrument executed by the Parties and Escrow Agent.

Section 4.7.     Waivers. The failure of any party to this Escrow Agreement at any time or times to require performance of any provision under this Escrow Agreement shall in no manner affect the right at a later time to enforce the same performance. A waiver by any party to this Escrow Agreement of any such condition or breach of any term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall neither be construed as a further or continuing waiver of any such condition or breach nor a waiver of any other condition or breach of any other term, covenant, representation, or warranty contained in this Escrow Agreement.

Section 4.8.     Headings. Section headings of this Escrow Agreement have been inserted for convenience of reference only and shall in no way restrict or otherwise modify any of the terms or provisions of this Escrow Agreement.

Section 4.9.     Counterparts. This Escrow Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

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IN WITNESS WHEREOF, this Escrow Agreement has been duly executed as of the date first written above.

THE PURCHASER: PRIMO WATER CORPORATION

By:	/s/
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

STOCKHOLDER REPRESENTATIVE: David Shladovsky

David Shladovsky, an individual

ESCROW AGENT: WILMINGTON TRUST, NATIONAL ASSOCIATION

By:
Name:
Title:

EXHIBIT A

Agency and Custody Account Direction

For Cash Balances

Manufacturers & Traders Trust Company Deposit Accounts

Direction to use the following Manufacturers & Traders Trust Company (also known as M&T Bank) Deposit Account for Cash Balances for the escrow account or accounts (the “Account”) established under the Escrow Agreement to which this Exhibit A is attached.

You are hereby directed to deposit, as indicated below, or as I shall direct further in writing from time to time, all cash in the Account in the following deposit account of M&T Bank:

M&T Corporate Deposit Account

I acknowledge that amounts on deposit in the M&T Bank Deposit Account are insured, subject to the applicable rules and regulations of the Federal Deposit Insurance Corporation (FDIC), in the basic FDIC insurance amount of $250,000 per depositor, per issued bank. This includes principal and accrued interest up to a total of $250,000.

I acknowledge that I have full power to direct investments of the Account.

I understand that I may change this direction at any time and that it shall continue in effect until revoked or modified by me by written notice to you.

EXHIBIT B-1

Certificate as to Authorized Signatures

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of the Purchaser and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit B-1 is attached, on behalf of the Purchaser.

Name / Title	Section 1. Specimen Signature

Billy D. Prim
Name	Signature

Chairman and Chief Executive Officer
Title

Name	Signature

Title

Name	Signature

Title

Name	Signature

Title

EXHIBIT B-2

Certificate as to Authorized Signatures

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of the Stockholder Representative and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit B-2 is attached, on behalf of the Stockholder Representative.

Name / Title	Section 2. Specimen Signature

David Shladovsky
Name	Signature

Stockholder Representative
Title

Name	Signature

Title

Name	Signature

Title

Name	Signature

Title

EXHIBIT C

FEES OF ESCROW AGENT

$5,000 for the term of this Escrow Agreement.

Exhibit H

Form of Lock-Up Agreement

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and dated as of [●], 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. On [•], 2016, the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company, and David Shladovsky, as Stockholder Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity in the merger and becoming a wholly-owned subsidiary of the Purchaser, and the conversion of each share of Company Stock issued and outstanding immediately prior to the Effective Time into the right to receive the Merger Consideration, which includes shares of Purchaser Common Stock (the “Merger”).

B. The Purchaser desires that Stockholder agree, and Stockholder is willing to agree, to hold the Shares (as defined below) issued by the Purchaser pursuant to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, Stockholder and the Purchaser hereby agree as follows:

1.     The execution and delivery of this Agreement is a condition to the performance of the obligations of the Parties under the Merger Agreement, including the delivery of the shares of Purchaser Common Stock issued to Stockholder pursuant thereto (the “Shares”).

2.     During the Lock-up Period (as defined below), Stockholder shall not Transfer, or permit or otherwise cause the Transfer of, the Shares or any portion thereof or publicly announce any intention to Transfer, or permit or otherwise cause the Transfer of, the Shares or any portion thereof. As used herein, the term “Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of the date that (i) is 365 days following the Closing Date and (ii) the Purchaser consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of Purchaser Common Stock having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property. Notwithstanding the foregoing, (x) on the date that is 180 days following the date of this Agreement Stockholder may Transfer up to one-third (1/3) of the Shares and (y) on the date that is 270 days following the date of this Agreement Stockholder may Transfer an additional one-third (1/3) of the Shares, except to the extent such shares remain subject to the Escrow Agreement or have been delivered pursuant to the Escrow Agreement to Purchaser, in either case in accordance with the terms thereof. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of the Shares or interest in the Shares, in whole or in part, or (b) in respect of the Shares or any interest in the Shares, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares or interest in the Shares, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

3.     Notwithstanding the provisions of Section 2, Stockholder may Transfer the Shares or any portion thereof:

(a)     to the officers or directors of the Purchaser or family members of any of the Purchaser’s officers or directors, or any Affiliate of Stockholder;

(b)     by gift or other transfer to a member of Stockholder’s immediate family (if applicable) or to a trust, corporation, partnership or limited liability company established for estate planning purposes, the beneficiaries, stockholders, partners or members of which are members of Stockholder’s immediate family or a charitable organization;

(c)     by virtue of Laws of descent and distribution upon the death of Stockholder;

(d)     pursuant to a qualified domestic relations order;

or

(e)     to the Purchaser (or its designee) if and to the extent required by the Escrow Agreement;

provided, however, that, in the case of clauses (a) through (d), it shall be a condition to such Transfer that the permitted transferee(s) shall execute and deliver to Purchaser no less than one (1) Business Day prior to such Transfer an agreement in writing to become bound by the Transfer restrictions and forfeiture provisions contained in this Agreement.

4.     Stockholder hereby represents and warrants to the Purchaser that (i) Stockholder has full power and authority to enter into this Agreement and (ii) the execution and delivery of this Agreement does not, and the performance by Stockholder of its, his or her agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (without or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organization Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing its, his or her obligations under this Agreement.

5.     This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by each of the parties hereto.

6.     No party hereto may assign this Agreement or any of its, his or her rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each party’s respective successors, heirs, personal representatives and assigns.

7.     The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

8.     Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide.

9.     The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its, his or her specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.     If any term, provision, agreement, covenant or restriction of this Agreement is held by a Governmental Authority of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

11.     This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

[Signatures Follow on the Next Page]

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the Purchaser and Stockholder have caused their respective names to be hereunto subscribed individually or by their respective officers thereunto duly authorized, as the case may be, all as of the day and year first above written.

THE PURCHASER: PRIMO WATER CORPORATION

By:
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

STOCKHOLDER:

Name:

Address:

Exhibit I

Form of Employment Agreement

Employment Agreement

This Employment Agreement (the “Agreement”) is executed as of October 9, 2016 (the “Execution Date”) and is made effective as of, and conditioned upon, the Effective Date (as defined below) between Primo Water Corporation, a Delaware corporation (the “Company”), and Brian H. McInerney (the “Employee”).

1.	BACKGROUND

1.1.

The Company is a rapidly growing provider of three- and five-gallon purified bottled water exchange services, water bottle refill vending services, and water dispensers sold through major retailers nationwide and in Canada. The Company desires to employ the Employee, and the Employee desires to accept employment, on the terms and conditions set forth in this Agreement.

2.

DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below. Other defined terms have the meanings set forth in the provisions of this Agreement in which they are used.

2.1.	Board means Board of Directors of the Company.

2.2.

Cause means (i) the continued willful failure by Employee to substantially perform his duties with the Company, (ii) the willful engaging by Employee in misconduct materially and demonstrably injurious to the Company or (iii) Employee’s material breach of this Agreement; provided, that with respect to any breach that is curable by Employee, as determined by the Board in good faith, the Company has provided Employee written notice of the material breach and Employee has not cured such breach, as determined by the Board in good faith, within fifteen (15) days following the date the Company provides such notice.

2.3.	Change of Control is defined in Section 10.2.

2.4.

COBRA means the Consolidated Omnibus Budget Reconciliation Act, as the same may be amended from time to time, or any successor statute, together with any applicable regulations in effect at the time in question.

2.5	Code means the Internal Revenue Code of 1986, as amended.

2.6	Company Group means Primo Water Corporation and its subsidiaries.

2.7

Company Business is intentionally defined broadly in view of the Employee’s senior position with the Company and access to Confidential Information related to the Company Group’s business and business preparations; it means (1) any business engaged in by the Company Group during the Employee’s Employment and (a) in which the Employee materially participated, or (b) concerning which the Employee had access to Confidential Information, or (2) any other business as to which the Company Group has made demonstrable preparation to engage in during such Employment and (i) in which preparation the Employee materially participated, or (ii) concerning which preparation the Employee had access to Confidential Information.

2.8     Confidential Information means information about the Company Group or its suppliers, clients, customers or other parties with which it has business relationships (such as bottlers and distributors) that was learned by Employee in the course of his employment by the Company (including during the period of employment pre-dating the Effective Date), including (without limitation) any proprietary knowledge (including business processes and methods), trade secrets, data, formulae, information and supplier, client, customer, bottler and distributor lists and all papers, resumes, and records (including computer records) of the documents containing such information, but excludes information which the Employee can show: (i) was in the Employee’s possession or within the Employee’s knowledge before the Employment and before Employee’s prior employment with Glacier Water Services, Inc. or any of its affiliates; or (ii) is or becomes generally known to persons who could take economic advantage of it, other than officers, directors, and employees of the Company Group, without breach of an obligation to the Company; or (iii) the Employee obtained from a party having the right to disclose it without violation of an obligation to the Company; or (iv) is required to be disclosed pursuant to legal process (e.g., a subpoena), provided that the Employee notifies the Company immediately upon receiving or becoming aware of the legal process in question.

2.9     Effective Date is defined in Section 5.1.

2.10     Employment means the Employee’s employment with the Company.

2.11     Good Reason means: (a) a material reduction (without the Employee’s express written consent) in Employee’s Position; (b) a reduction (without the Employee’s express written consent) in the Employee’s Base Salary; provided, however, a reduction in the Employee’s Base Salary of not more than twenty-five percent (25%) applied at the same time as the same percentage reduction is applied to the base salaries of all other senior executives shall not be deemed “Good Reason”; (c) a reduction in the Employee’s target annual bonus percentage set forth on Exhibit A; (d) the requirement that the Employee relocate (without the Employee’s express written consent) to an employment location that is more than 10 miles from the Principal Office; or (e) the Company’s material breach (without Employee’s express written consent) of this Agreement; provided, that Employee has provided the Company written notice of the material breach and the Company has not cured such breach within fifteen (15) days following the date Employee provides such notice.

2.12     Position means the area of responsibility so identified on Exhibit A. If the Company in its sole discretion increases the Employee’s area of responsibility, then such increased area of responsibility shall be deemed the Position for all purposes hereunder.

2.13     Resign for Good Reason or Resignation for Good Reason means that all of the following occur:

(a)	the Employee notifies the Company in writing, in accordance with the notice provisions of this Agreement, of the occurrence of event(s) constituting Good Reason hereunder;

(b)

the Company fails to revoke, rescind, cancel, or cure the event (or if more than one, all such events) that was the subject of the notification under subparagraph (a) within thirty (30) days after such notice; and

(c)	within ten (10) business days after the end of the thirty-day period described in subparagraph (b), the Employee delivers to the Company a notice of resignation in accordance with this Agreement.

2.14     Termination Date means the effective date of the Employee’s termination of Employment with the Company. For purposes of this Agreement, whether a termination of Employment has occurred shall be determined consistent with the requirements of Section 409A of the Code and the Company’s administrative policies.

2.15     Tribunal means a court or other body of competent jurisdiction that is deciding a matter relating to this Agreement.

3.	EMPLOYMENT

3.1.

Position. Subject to the terms and conditions hereinafter set forth, the Company hereby agrees to employ the Employee, and the Employee hereby agrees to serve the Company, at the office and in the Position referred to on Exhibit A.

(a)

The Employee will (i) devote his full professional time, attention, and energies to the business of the Company and will diligently and to the best of his ability perform all duties incident to his Employment hereunder; (ii) use his best efforts to promote the interests and goodwill of the Company; and (iii) perform such other duties commensurate with the Position as the Board may from time-to-time assign to the Employee.

(b)

The Employee shall obtain the written consent of the Board prior to serving on corporate, civic or charitable boards or committees. This Section 3.1 shall not be construed as preventing the Employee from serving on the corporate, civic or charitable boards or committees on which he currently serves and which have been previously disclosed to the Company in writing; provided that in no event shall any such service or business activity require the provision of substantial services by the Employee to the operations or the affairs of such businesses or enterprises such that the provision thereof would interfere in any respect with the performance of the Employee’s duties hereunder.

3.2.	Office Space, Equipment, etc. The Company shall provide the Employee with office space, related facilities, equipment, and support personnel that are commensurate with the Position.

3.3.

Expense Reimbursement. The Company will timely reimburse the Employee for reasonable business expenses incurred by the Employee in connection with the Employment in accordance with the Company’s then-current policies no later than seventy-five (75) days following the date on which the Employee incurs such expense(s).

3.4.

YPO Expenses. In accordance with Section 3.3, the Company shall reimburse the Employee for all expenses incurred by him in connection with his membership in the Young Presidents’ Organization. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to this benefit.

3.5.

Company Car. During the term of this Agreement, the Company will provide the Employee with a car of make and model pursuant to Company's car policy, as adopted, as may be amended from time to time by the Company (the “Car”). The Car shall belong to or be leased by the Company and shall be registered in the Company’s name for use by the Employee during the period of his employment with the Company. The Car will be returned to the Company by the Employee immediately after termination of the Employee’s employment. Use by the Employee of the Car shall be made at all times only in accordance with the provisions of the Company's Car policy, as may be amended from time to time by the Company. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to the Employee’s non-business use of the Car.

3.6.

Other Fringe Benefits. So long as the Company maintains a membership with The Club at La Costa and subject to restrictions under applicable law, regulation or rule, the Company shall pay the dues associated with the Employee’s membership. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to the Employee’s membership and to any other fringe benefit.

4.	COMPENSATION AND BENEFITS DURING EMPLOYMENT. During the Employment, the Company shall provide compensation and benefits to the Employee as follows.

4.1.

Salary. In consideration of the services to be rendered by Employee pursuant to this Agreement, the Company shall pay, or cause to be paid, to Employee a base salary (the “Base Salary”) as established by or pursuant to authority granted by the Board.  Employee’s initial Base Salary shall be the base salary, as of the Effective Date, as set forth on Exhibit A. The Base Salary shall be reviewed annually by or pursuant to authority granted by the Board in connection with its annual review of Employee compensation to determine if such Base Salary should be increased (but not decreased) for the following year in recognition of services to the Company.  The Base Salary shall be payable at such intervals in conformity with the Company’s prevailing practice as such practice shall be established or modified from time to time.

4.2.

Bonuses; Additional Compensation. Employee will be eligible to receive bonuses and awards of equity and non-equity compensation and to participate in annual and long-term compensation plans of the Company in accordance with any plan or decision that the Board, or any committee or other person authorized by the Board, may in its sole discretion determine from time to time.

(a)

Annual Bonus Compensation. Beginning January 1, 2017, the Employee will be eligible to participate in the Company’s annual incentive plan (“Incentive Plan”), which provides employees bonus compensation based upon Company, team and individual goals. Payments under the Incentive Plan are made in a combination of cash and equity as approved by the Compensation Committee of the Board. . The Employee’s target annual bonus percentage for each calendar year shall be as set forth on Exhibit A. Employee acknowledges and agrees that: (i) the Board sets the annual bonus pool and the size of the pool and determines any adjustments to bonus targets for all employees for that calendar year and (ii) any such annual bonus compensation shall be entirely within the discretion of the CEO and the Compensation Committee of the Board based upon the achievement of goals (including without limitation corporate, team and individual goals) and other discretionary factors as determined by the Board and/or the Compensation Committee of the Board after consultation with the CEO. Except as specifically set forth in this Agreement, Employee shall not be eligible to be considered for, or to receive, an annual bonus for any calendar year unless he remains employed with the Company through completion of the audit for such calendar year. If Employee is terminated with Cause or resigns without Good Reason, he shall not be entitled to receive any annual bonus, even if a determination to award the Employee an annual bonus has previously been made but such annual bonus has not yet paid.

(b)	Equity Incentives.

(i)     The Board of Directors, upon the recommendation of the Compensation Committee, or the Compensation Committee, may grant Employee from time to time options to purchase shares of the Company’s common stock, and/or other equity awards including without limitation restricted stock or restricted stock units, both as a reward for past individual and corporate performance, and as an incentive for future performance. Such options and/or other awards, if awarded, will be pursuant to the Company’s then current equity incentive plan.

(c)

Value Creation Plan. The Employee shall be deemed a participant for purposes of the Company’s Value Creation Plan, as approved by the Company’s Compensation Committee on May 14, 2013, as subsequently amended and restated on March 3, 2016, and as the same may be amended from time to time (the ‘VCP’). The Employee will receive not less than three and a half percent (3.5%) of the bonus pool award actually made to all Participants under the VCP for fiscal year 2017 and for any fiscal year after 2017; and any such award shall be paid in accordance with the terms of the VCP; provided, however, that such award shall be paid in the year following the year in which the applicable Adjusted EBITDA target was achieved and no later than December 31 of such year. In the event the VCP is terminated or awards are no longer granted under the VCP and the Company adopts a new long-term incentive plan, the Employee will be granted awards under the new plan commensurate with his position as Executive Vice President and President of Refill.

4.3.

In connection with this Agreement, the Company will grant Employee a signing bonus comprised of non-qualified stock options as set forth on Exhibit A (the “Options”) pursuant to the Company’s 2010 Omnibus Long-Term Incentive Plan. The grant of such Options shall be subject to Compensation Committee approval, and the grant date for such Options shall be in accordance with the Company’s equity award policy. Such Options shall vest in accordance with the vesting schedule set forth on Exhibit A, subject to acceleration of vesting as described herein and as may be set forth in the grant agreements issued by the Company, as amended, provided, that in the event of a conflict between any grant agreement and this Agreement, this Agreement shall control. Other Benefits. During the period of employment under this Agreement, Employee shall be entitled to participate in all other benefits of employment generally available to other senior Employees and those benefits for which such persons are or shall become eligible, when and as the Employee becomes eligible therefore.

5.	TERMINATION OF EMPLOYMENT

5.1.

Term of Agreement. The term of the Employment shall commence as of the Closing Date (as defined in the Agreement and Plan of Merger, dated as of the Execution Date, by and among the Company, Primo Subsidiary, Inc. (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative (the “Effective Date”), and continue to the third anniversary of the Effective Date (the “Original Term”) and renew automatically for successive one-year terms (each, a “Renewal Term”) unless notice of non-renewal is given by either party to the other party at least ninety (90) days prior to the end of the Original Term or any Renewal Term (the “Expiration Date”); provided that the Employment may also be terminated prior to such Expiration Date (i) by the Employee for any reason (i.e., with or without Good Reason), (ii) by the Company for any reason (i.e., with or without Cause) or (iii) due to the Disability or death of the Employee.

5.2.

Termination in the Event of Disability. In the event of the incapacity of the Employee, by reason of mental or physical disability to perform his material duties hereunder, for a period of 120 consecutive days or 180 non-consecutive days during any twelve (12) month period, as reasonably determined by the Board or as certified by a qualified physician selected by the Board (collectively, “Disability”), the Company may terminate the Employee’s Employment effective upon written notice to the Employee. Prior to the termination of Employee’s Employment pursuant to this Section 5.2, during any period that the Employee fails to perform his full-time duties with the Company as a result of incapacity due to physical or mental illness, he shall continue to receive his Base Salary, annual bonus and other benefits provided hereunder, less the amount of any disability benefits received by the Employee during such period under any disability plan or program sponsored by the Company.

5.3.

Notice of Resignation; Waiver of Notice Period. If the Employee resigns from the Company, the Employee will give the Company at least four (4) weeks’ prior notice of resignation. The Company may in its discretion waive any notice period stated in the Employee’s notice of resignation, in which case the Termination Date of the Employment will be the date of such waiver.

5.4.

No Termination of Agreement Per Se. Termination of the Employment will not terminate this Agreement per se; to the extent that either party has any right under applicable law to terminate this Agreement, any such termination of this Agreement shall be deemed solely to be a termination of the Employment without affecting any other right or obligation hereunder except as provided herein in connection with termination of the Employment.

5.5.	Payments Following Termination.

(a)

If the Employment is terminated for any reason, either by the Company or by the Employee’s resignation, then the Company shall pay the Employee the following amounts as part of the Company’s next regular payroll cycle but in no event later than thirty (30) days after the Termination Date, to the extent that the same have not already been paid;

(i)	any and all Base Salary and vacation pay earned through the Termination Date; and

(ii)	any reimbursable expenses properly reported by the Employee.

(b)

Unless the Employee resigns without Good Reason or the Employment is terminated for Cause, then the Company shall pay (i) any applicable prorated annual bonus, based on actual performance for the year of termination as determined by the Board in its discretion when making bonus determinations for other senior Employees and payable at such time as annual bonuses are otherwise determined for other senior Employees and (ii) any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination.

6.	SEVERANCE BENEFITS UPON CERTAIN TERMINATIONS

6.1.

Severance Payment. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason, then:

(a)

The Company shall pay to the Employee an amount equal to one (1) times the sum of (A) the highest Base Salary in effect (i) during the 12 months immediately prior to the Termination Date or (ii) during the Employment, if the Employment has lasted less than 12 months plus (B) the average annual bonus earned by the Employee for the most recent two (2) fiscal years ending prior to the Termination Date, such amount to be paid in cash or immediately-available funds in a lump sum on the 60th day following the Termination Date.

(b)

As a condition to making any such severance payment, the continuation of insurance and related benefits under Section 6.2 below and the special equity vesting under Section 6.3 below, the Company will require the Employee or his legal representative(s) to first execute a release in form and substance satisfactory to the Company, which contains a full release of all claims against the Company and certain other provisions, including but not limited to a reaffirmation of the covenants in Sections 8, 9.1, 9.2 and 9.3.

6.2.

Continuation of Insurance and Related Benefits. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason then:

(a)

The Company shall, to the greatest extent permitted by applicable law and the terms and conditions of the applicable insurance or benefit plan, maintain the Employee and the Employee’s dependents as participants in the health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) other Senior Employees until the 12-month anniversary of the Termination Date.

(b)

To the extent that applicable law or the terms and conditions of the applicable insurance or benefit plan do not permit the Company to comply with subparagraph (a), the Company shall reimburse the Employee (if living) and the Employee’s dependents, for all expenses incurred by any of them in maintaining the same levels of coverage under COBRA, to the extent applicable, for the period set forth in subparagraph (a) (not to exceed applicable COBRA continuation coverage period), but solely to the extent that such expenses exceed the deduction or amount that would have been required to be paid by the Employee for such coverage if the Employment had not been terminated. If the period set forth in subparagraph (a) exceeds the applicable COBRA continuation coverage period, then following such period, if any, the Company shall provide the Employee (if living) and the Employee’s dependents with substantially similar levels of coverage under an individual or group policy for the duration of the time period specified in subparagraph (a).

(c)

If the Employee dies before the expiration of the Company’s obligation under this Section 6.2, then the Company shall, to the greatest extent permitted by applicable law and the terms and conditions of the applicable insurance or benefit plan, continue to maintain coverage for the Employee’s dependents under all insurance plans referred to in this Section 6.2 for which such dependents had coverage as of the date of the Employee’s death, at the same coverage levels and for the same period of time as would have been required had the Employee not died.

6.3.

Equity Vesting. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason, then the Employee shall vest upon such termination of Employment in any restricted stock, stock option or other equity compensation awards granted by the Company that were otherwise scheduled to vest within six (6) months after the Termination Date. The provisions of this Section 6.3 shall control except to the extent that the provisions of the applicable restricted stock, stock option or other equity award are more favorable. Any post-employment exercise period for vested stock options shall continue to be governed by the terms of the applicable equity compensation plan and award agreement.

6.4.

D&O Insurance, and Indemnification. Through at least the sixth anniversary of the Termination Date, the Company shall maintain coverage for the Employee as a named insured on all directors’ and officers’ insurance maintained by the Company for the benefit of its directors and officers on at least the same basis as all other covered individuals and provide the Employee with at least the same corporate indemnification as it provides to other senior Employees.

6.5.

No Other Severance Benefits. Other than as described above in Sections 6.1, 6.2 and 6.3 and as described below in Section 10, the Employee shall not be entitled to any payment, benefit, damages, award or compensation in connection with termination of the Employment, by either the Company or the Employee, except as may be expressly provided in another written agreement, if any, approved by the Board and executed by the Employee and the Company. Neither the Employee nor the Company is obligated to enter into any such other written agreement.

6.6.

No Waiver of ERISA-Related Rights. Nothing in this Agreement shall be construed to be a waiver by the Employee of any benefits accrued for or due to the Employee under any employee benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) maintained by the Company, if any, except that the Employee shall not be entitled to any severance benefits pursuant to any severance plan or program of the Company other than as provided herein.

6.7.

Mitigation Not Required. The Employee shall not be required to mitigate the amount of any payment or benefit which is to be paid or provided by the Company pursuant to this Section 6. Any remuneration received by the Employee from a third party following termination of the Employment shall not apply to reduce the Company’s obligations to make payments or provide benefits hereunder.

7.

TAX WITHHOLDING. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement, or under any other agreement between the Employee and the Company, all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.

8.	CONFIDENTIAL INFORMATION

8.1.

Employee acknowledges that in the course of his employment by the Company (including during the period of employment pre-dating the Effective Date), the Company has provided him and will continue to provide him, prior to any termination hereof, with certain Confidential Information and knowledge concerning the operations of the Company Group which the Company desires to protect. This Confidential Information shall include, but is not limited to:

(a)

terms and conditions of and the identity of the parties to the Company Group’s agreements with its suppliers, clients, customers or other parties with which it has business relationships (such as bottlers and distributors), including but not limited to price information;

(b)	management systems, policies or procedures, including the contents of related forms and manuals;

(c)	professional advice rendered or taken by the Company Group;

(d)

the Company Group’s own financial data, business and management information, processes, methods, strategies and plans and internal practices and procedures, including but not limited to internal financial records, statements and information, cost reports or other financial information;

(e)	proprietary software, systems and technology-related methodologies of the Company Group and their clients;

(f)	salary, bonus and other personnel information relating to the Company Group’s personnel;

(g)

the Company Group’s business and management development plans, including but not limited to proposed or actual plans regarding acquisitions (including the identity of any acquisition contacts), divestitures, asset sales, and mergers;

(h)	decisions and deliberations of the Company Group’s committees or boards; and

(i)	litigation, disputes, or investigations to which the Company Group may be party and legal advice provided to Employee on behalf of the Company Group in the course of Employee’s employment.

8.2.

Employee understands that such information is confidential, and he agrees not to reveal such information to anyone outside the Company so long as the confidential or secret nature of such information shall continue. Employee further agrees that he will at no time use such information in competing with all or any portion of the Company. At such time as Employee shall cease to be employed by the Company, he will surrender to the Company all papers, documents, writing and other property produced by him or coming into his possession by or through his employment (including during the period of employment pre-dating the Effective Date) and relating to the information referred to in this paragraph, and the Employee agrees that all such materials will at all times remain the property of the Company.

9.	NONCOMPETITION AND NONSOLICITATION COVENANT

9.1.

Noncompetition. In return for the consideration stated in this Agreement, including the receipt of Confidential Information by Employee and the promise of the Company to provide the Employee with Confidential Information, the Employee agrees that, during his Employment and for one (1) year after the termination of Employment, Employee shall not directly or indirectly possess an ownership interest in, manage, control, participate in, consult with, or render services for any other person, firm, association or corporation, engaged in the Company Business without the prior written consent of the Company, in the Territory (defined below), because such activity would unavoidably and unfairly compromise the Company’s legitimate, protectable business interests in its Confidential Information, clients, employees, suppliers, and business relationships.

“Territory” means all of the following: (1) any state in which any entity in the Company Group conducts Company Business at the time of enforcement of this provision; (2) the United States of America; (3) North America; and (4) the world.

9.2.

Employee agrees that he shall not, either directly or indirectly, during Employee’s Employment and for one (1) year after termination of Employment, in any capacity whatsoever (either as an employee, officer, director, stockholder, proprietor, partner joint venturer, consultant or otherwise) (a) solicit, contact, call upon, communicate with, or attempt to communicate with any of the Company Group customers or clients or potential customers or clients for the purpose of selling products or providing services to such customer or client, (b) sell products or provide any services to any customer or client or potential customer or client of the Company Group, or (c) cause, or attempt to cause, any of the Company’s suppliers, distributors, bottlers or other business partners to cease doing business with the Company or to reduce the amount of business they do with the Company.

9.3.

Nonsolicitation. Employee agrees that he shall not directly or indirectly during Employee’s Employment and for one (1) year after termination of Employment, either alone or through or in conjunction with any other person or entity employ, solicit, induce, or recruit, any person employed by any member of the Company Group at any time within the one (1) year period immediately preceding such employment, solicitation, inducement or recruitment.

9.4.

For the purposes of this Agreement, “potential customer” or “potential client” shall be defined as those entities for which Employee has had access to Confidential Information during his Employment, and “customer” or “client” shall be defined as those entities with which any member of the Company Group has conducted any business during the twelve (12) month period prior to termination of the Employment. For the purposes of this Agreement, “products” shall mean any product sold by any member of the Company Group at any time within the one (1) year period preceding termination of Employee’s Employment and “services” shall mean activities performed by any member of the Company Group at any time within the one (1) year period preceding termination of Employee’s Employment.

9.5.

Employee acknowledges and agrees that the restrictive covenants contained herein are reasonable in time, territory and scope, and in all other respects. If a Tribunal determines that any of the restrictions set forth in this Section 9 are unreasonably broad or otherwise unenforceable under applicable law, then (i) such determination shall be binding only within the geographical jurisdiction of the Tribunal, and (ii) the restriction will not be terminated or rendered unenforceable, but instead will be blue penciled or reformed (solely for enforcement within the geographic jurisdiction of the Tribunal) to the minimum extent required to render it enforceable.

10.	CHANGE OF CONTROL

10.1.	Special Severance Benefits.

(a)	If, during the specific time periods listed in subparagraph (b), the Employment is terminated by any of the specific events listed there, then the Employee will be entitled to the following benefits:

(i)

The Company shall pay to the Employee an amount equal to one-half (1/2) the sum of (A) the highest Base Salary in effect (i) during the 12 months immediately prior to the Termination Date or (ii) during the Employment, if the Employment has lasted less than 12 months plus (B) the average annual bonus earned by the Employee for the most recent two (2) fiscal years ending prior to the Termination Date, such amount to be paid in cash or immediately-available funds in a lump sum on the 60th day following the Termination Date.

(ii)	The continuation of insurance and other benefits set forth in Section 6.2 shall be extended by an additional six months.

(iii)

The amount payable under subparagraph (i) is in addition to any severance payments due to Employee under the provisions of Section 6.1 as a result of such termination of Employment, and the continuation of insurance and other benefits under subparagraph (ii) is in addition to the continuation of benefits under the provisions of Section 6.2 as a result of such termination of Employment.

(b)	The specific termination events and time periods in which the Employee will be entitled to the special severance benefits under Section 10.1(a)(i) above are as follows:

(i)

the Employee’s Employment is terminated by the Company, for any reason other than Cause, at any time during the period beginning on the Change of Control date and ending on the date two (2) years after the Change of Control date; or

(ii)	the Employee Resigns for Good Reason at any time during the period beginning on the Change of Control date and ending on the date two (2) years after the Change of Control date.

(iii)

For the avoidance of doubt, if the Employee’s employment is terminated by the Company, for any reason other than Cause, immediately prior to, and in connection with, the closing of a transaction that constitutes a Change of Control, the Employee will be entitled to the special severance benefits under this Section 10.1.

(c)

In addition, all restricted stock, stock option or other equity compensation awards granted by the Company that were unvested immediately prior to the Change of Control date shall become fully vested as of the Change of Control date. The provisions of this Section 10.1(c) shall control except to the extent that the provisions of the applicable restricted stock, stock option or other equity award are more favorable.

(d)

As a condition to providing the Employee with the special severance benefits under Sections 10.1(a)(i) and (ii), the Company will require the Employee to first execute a release consistent with the requirements of Section 6.1(b).

10.2.	A Change of Control shall occur when:

(a)

Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this Section, the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (iv) any acquisition pursuant to a transaction that complies with Sections 10.2(c)(A), (B) and (C).

(b)

Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)

There is consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)	The stockholders of the Company approve a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that a payment hereunder is subject to the requirements of Section 409A, the Company will not be deemed to have undergone a Change of Control unless the Company is deemed to have undergone a “change in control event” pursuant to the definition of such term in Section 409A.

11.	ADJUSTMENTS TO PAYMENTS

11.1.

Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to Employee or for Employee's benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (the “Payments”) would be subject to the excise tax imposed by Section 4999 (or any successor provisions) of the Code, or any interest or penalty is incurred by Employee with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in Employee retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the imposition of the Excise Tax), than if Employee received all of the Payments. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

11.2.

All determinations required to be made under this Section, including whether and when an adjustment to any Payments is required and, if applicable, which Payments are to be so adjusted, shall be made by an independent accounting firm selected by the Company from among the four (4) largest accounting firms in the United States or any nationally recognized financial planning and benefits consulting company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and to Employee within fifteen (15) business days of the receipt of notice from Employee that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Employee shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Employee, it shall furnish Employee with a written opinion that failure to report the Excise Tax on Employee's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Employee.

12.

COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE. To the extent applicable, it is intended that this Agreement comply with the provisions of Section 409A of the Code (hereinafter referred to as “Section 409A”). This Agreement shall be administered in a manner consistent with this intent, and any provision that would cause the Agreement to fail to satisfy Section 409A shall have no force and effect until amended to comply with Section 409A. Notwithstanding any provision of this Agreement to the contrary, in the event any payment or benefit hereunder is determined to constitute nonqualified deferred compensation subject to Section 409A, then to the extent necessary to comply with Section 409A, such payment or benefit shall not be made, provided or commenced until six months after Employee’s Termination Date. Lump sum payments will be made, without interest, as soon as administratively practicable following the six-month delay. Any installments otherwise due during the six-month delay will be paid in a lump sum, without interest, as soon as administratively practicable following the six-month delay, and the remaining installments will be paid in accordance with the original schedule. For purposes of Section 409A, the right to a series of installment payments shall be treated as a right to a series of separate payments. Each separate payment in the series of separate payments shall be analyzed separately for purposes of determining whether such payment is subject to, or exempt from compliance with, the requirements of Section 409A.

13.

EMPLOYEE HANDBOOKS, ETC. From time to time, the Company may, in its discretion, establish, maintain and distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personnel policies and procedures. The Employee will adhere to and follow all rules, regulations, and policies of the Company set forth in such manuals, handbooks, or statements as they now exist or may later be amended or modified. Such manuals, handbooks and statements do not constitute a part of this Agreement nor a separate contract, and shall not be deemed as amending this Agreement or as creating any binding obligation on the part of the Company, but are intended only for general guidance.

14.	OTHER PROVISIONS

14.1.

This Agreement shall inure to the benefit of and be binding upon (i) the Company and its successors and assigns and (ii) the Employee and the Employee’s heirs and legal representatives, except that the Employee’s duties and responsibilities under this Agreement are of a personal nature and will not be assignable or delegable in whole or in part without the Company’s prior written consent.

14.2.

All notices and statements with respect to this Agreement must be in writing and shall be delivered by certified mail return receipt requested; hand delivery with written acknowledgment of receipt; or overnight courier with delivery-tracking capability. Notices to the Company shall be addressed to the Company’s chief executive officer or chief financial or accounting officer at the Company’s then-current headquarters offices. Notices to the Employee may be delivered to the Employee in person or to the Employee’s then-current home address as indicated on the Employee’s pay stubs or, if no address is so indicated, as set forth in the Company’s payroll records. A party may change its address for notice by the giving of notice thereof in the manner hereinabove provided.

14.3.

If the Employee Resigns for Good Reason because of (i) the Company’s failure to pay the Employee on a timely basis the amounts to which he is entitled under this Agreement or (ii) any other breach of this Agreement by the Company, then the Company shall pay all amounts and damages to which the Employee may be entitled as a result of such failure or breach, including interest thereon at the maximum non-usurious rate and all reasonable legal fees and expenses and other costs incurred by the Employee to enforce the Employee’s rights hereunder and the Employee will be relieved of all obligations under Section 9 (Noncompetition and Nonsolicitation Covenant).

14.4.

This Agreement sets forth the entire present agreement of the parties concerning the subjects covered herein except for any equity incentive award agreements between the Company and the Employee. There are no promises, understandings, representations, or warranties of any kind concerning those subjects except as expressly set forth herein or therein.

14.5.

Any modification of this Agreement must be in writing and signed upon the express consent of all parties. Any attempt to modify this Agreement, orally or in writing, not executed by all parties will be void.

14.6.

If any provision of this Agreement, or its application to anyone or under any circumstances, is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability will not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and will not invalidate or render unenforceable such provision or application in any other jurisdiction.

14.7.	This Agreement will be governed and interpreted under the laws of the State of North Carolina.

14.8.	No failure on the part of any party to enforce any provisions of this Agreement will act as a waiver of the right to enforce that provision.

14.9.	Termination of the Employment, with or without Cause, will not affect the continued enforceability of this Agreement.

14.10.	Section headings are for convenience only and shall not define or limit the provisions of this Agreement.

14.11.

This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts. A copy of this Agreement manually signed by one party and transmitted to the other party by FAX or in image form via email shall be deemed to have been executed and delivered by the signing party as though an original. A photocopy of this Agreement shall be effective as an original for all purposes.

14.12.

For the purposes of this Agreement, the Employee’s “Principal Office” shall be the Company’s offices in Vista, California. The Employee may, in his sole discretion, elect to relocate to the greater Winston-Salem, North Carolina area, at which point, the “Principal Office” shall be deemed to the Company’s office located in Winston-Salem, North Carolina. Notwithstanding the foregoing, the Employee shall travel, as needed, to the Company’s office located in Winston-Salem for business unit and executive team meetings.

By signing this Agreement, the Employee acknowledges that the Employee (1) has read and understood the entire Agreement; (2) has received a copy of it; (3) has had the opportunity to ask questions and consult counsel or other advisors about its terms; and (4) agrees to be bound by it.

Executed and effective as of the Effective Date.

Primo Water Corporation

Employee
By:
Name	Brian H. McInerney
Title

Exhibit A

Office	Vista, California

Position

Employee’s title will be Executive Vice President and President of Refill. Employee will report to Matt Sheehan. Employee shall have P&L responsibility, with sufficiently related authority and duties, for the self-service filtered drinking water business (“Refill”) in the United States and Canada, which responsibility may be expanded in the reasonable sole discretion of the Company’s Chief Executive Officer or the Company’s President and Chief Operating Officer. Employee will be a key member of the Company’s executive management team.

Base Salary	$412,000

Target Bonus	Fifty percent (50%) of Base Salary as of January 1 of the applicable new calendar year

Signing Bonus Options	50,000

Vesting of Options	Annual vesting at the rate of 25% per year, over four years

Exhibit J

Form of Option Cancellation Agreement

OPTION CANCELLATION AGREEMENT

THIS OPTION CANCELLATION AGREEMENT (this “Agreement”), dated as of [•], 2016 and effective as set forth in Section 11, is between Glacier Water Services, Inc., a Delaware corporation (the “Company”), and the undersigned optionholder (“Optionholder” and, with the Company, collectively, the “Parties” and each, individually, a “Party”). For purposes of this Agreement, the capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger, dated [•], 2016 by and among Primo Water Corporation, a Delaware corporation (the “Purchaser”), Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company and David Shladovsky, as Stockholder Representative (the “Merger Agreement”), pursuant to which, Merger Sub has been or will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly-owned subsidiary of the Purchaser, a copy of which is attached hereto as Exhibit A;

WHEREAS, among other things, in connection with the Merger, each holder of then outstanding options to purchase shares of common stock of the Company (the “Options”) granted under either the 1994 Stock Compensation Program or the 2012 Stock Option Plan (as applicable, the “Stock Option Plan”), whether or not then exercisable or vested, is required to surrender such Options to the Company for cancellation in exchange for the Company Option Consideration (as described herein), with such surrender and cancellation to be effective immediately prior to the Effective Time; and

WHEREAS, as a condition to receiving the Company Option Consideration in exchange for surrender and cancellation of the Options, Optionholder will execute and deliver the Letter of Transmittal.

NOW, THEREFORE, in consideration of the foregoing premises, and the mutual promises, covenants and agreements made herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.

Termination of Options; Company Option Consideration. The Company and Optionholder agree and acknowledge that each Option, as listed on Schedule A attached hereto, shall be surrendered and cancelled effective immediately prior to the Effective Time in exchange for the right to receive effective as of the Effective Time for each such Option the difference between the Per Share Closing Consideration Value and the per share exercise or strike price of such Option (such difference, the “Option Value”), which Option Value shall be allocated to such Optionholder by treating such Optionholder as if such Optionholder owns a number of shares of Company Stock determined by multiplying (x) the number of shares of Company Stock subject to such Stock Option by (y) the quotient obtained by dividing such Option Value by the Per Share Closing Consideration Value (each such share of Company Stock resulting from such allocation, an “Option Allocated Share”), such that each Option Allocated Share shall be converted into the right to receive the Per Share Cash Amount, the Per Share Stock Amount and the Per Share Warrant Consideration as if such Option Allocated Share were a share of Company Stock as described in Section 1.6(a)(i) of the Merger Agreement (the “Company Option Consideration”).

2.

Adoption of Merger Agreement. Optionholder hereby agrees that Optionholder shall be bound by the Merger Agreement and the Escrow Agreement (if applicable) as if Optionholder executed the Merger Agreement and Escrow Agreement (if applicable).

3.

Stockholder Representative. In order to efficiently administer the transactions contemplated by the Merger Agreement, the Stockholders, by approval and adoption of the Merger Agreement, agreed for David Shladovsky to be irrevocably appointed attorney-in-fact and authorized to act for and on behalf of any or all of the Stockholders, the Optionholders and the Minority Common Units Holders (with full power of substitution in the premises) with respect to all matters arising in connection with the Merger Agreement and the Escrow Agreement or any consideration payable in connection with the Merger Agreement (the “Stockholder Representative”). Optionholder hereby acknowledges, accepts and agrees with such appointment, and, in accordance with the Merger Agreement, Optionholder hereby appoints the Stockholder Representative as his or her representative in accordance with the terms set forth in Section 1.8 of the Merger Agreement.

4.

Informed Consent and Agreement; Full and Knowing Waiver. By signing this Agreement, Optionholder certifies that: (a) Optionholder has carefully read and fully understands the provisions of this Agreement and the Merger Agreement, and has had a reasonable opportunity to ask questions concerning this Agreement and the Merger Agreement and to have received answers thereto, (b) Optionholder was advised by the Company in writing, via this Agreement, to consult with an attorney before signing this Agreement, (c) the Company allowed Optionholder a reasonable period of time from its initial presentation to him or her to consider this Agreement before signing it, (d) Optionholder agrees to the terms of this Agreement knowingly, voluntarily, and without intimidation, coercion or pressure, and (e) Optionholder acknowledges that the surrender and cancellation of the Options and payment of the Company Option Consideration has tax consequences and Optionholder has been advised to consult his or her tax advisor regarding such consequences.

5.

Entire Agreement; Waiver; Terms. This Agreement, the Merger Agreement, the Escrow Agreement and the applicable Letter of Transmittal, executed by, or on behalf of, Optionholder constitute and contain the entire understanding of the Parties hereto with respect to the matters addressed herein and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties hereto respecting the subject matter hereof, including, but not limited to, the Stock Option Plan (including any related agreements with respect to the grant of the Options) and all other proposed or actual agreements and arrangements relating to the payment of any compensation to Optionholder in connection with the Options. No waiver of any rights under this Agreement, nor any modification or amendment of this Agreement, shall be effective or enforceable unless in writing and signed by the Party to be charged therewith. When used in this Agreement, the terms “hereof,” “herein” and “hereunder” refer to this Agreement in its entirety, and not to any particular provisions of this Agreement, unless otherwise indicated.

6.

Third Party Beneficiaries. Optionholder hereby acknowledges that the Purchaser and its Affiliates, including, but not limited to, Merger Sub, are third party beneficiaries of all rights of the Company under this Agreement.

7.

Taxes. Optionholder acknowledges that he or she is liable for all taxes owed in connection with the payment of the Company Option Consideration, regardless of any action that the Company takes with respect to any tax withholding obligations that arise in connection with such payment. The Company does not make any representation or undertaking regarding the tax treatment or the treatment of the tax withholding in connection with the payments made hereunder.

8.

Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

9.

Governing Law. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The Parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the Parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

10.

Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

11.

Effectiveness. This Agreement (including the surrender and cancellation of the Options) shall be effective immediately prior to the Effective Time. If the Merger is not consummated in accordance with, or pursuant to the terms of, the Merger Agreement, then the Options will not be surrendered or cancelled and this Agreement shall be terminated and be of no further force and effect.

12.

Further Assurances. Each of the Parties to this Agreement shall, without further consideration, take such other actions and execute and deliver such other documents and instruments as another party hereto reasonably may request in order to effect and perfect the transactions contemplated by this Agreement.

13.

Headings. The headings preceding the text of the paragraphs of this Agreement have been inserted solely for convenience of reference and neither constitute a part of this Agreement nor affect its meaning, interpretation, or effect.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto have executed these presents effective as of the date and time set forth in Section 11.

THE COMPANY: GLACIER WATER SERVICES, INC.

By:
Name:
Title:

[Signature Page to Option Cancellation Agreement]

BY SIGNING BELOW, OPTIONHOLDER ACKNOWLEDGES THAT UNLESS OPTIONHOLDER HAS OTHERWISE EXERCISED HIS OR HER OPTIONS PRIOR TO THE CONSUMMATION OF THE MERGER, ALL OF OPTIONHOLDER’S OPTIONS WILL BE SURRENDERED AND CANCELLED IMMEDIATELY PRIOR TO THE EFFECTIVE TIME IN EXCHANGE FOR PAYMENT AS PROVIDED IN THE MERGER AGREEMENT WITHOUT FURTHER CONSIDERATION AS OF THE EFFECTIVE TIME OF THE MERGER.

OPTIONHOLDER:

Name:

Address:

[Signature Page to Option Cancellation Agreement]

Schedule A

Stock Option Plan	Date of Option	Number of Option Shares	Exercise Price Per Share

Exhibit A

Merger Agreement

Exhibit K

Form of Warrant

FORM OF WARRANT AGREEMENT

FORM OF

WARRANT AGREEMENT

Dated as of [•]

between

PRIMO WATER CORPORATION

and

[•],

as Warrant Agent

Warrants for
Common Stock

Page

ARTICLE I ISSUANCE AND EXERCISE OF WARRANTS		1
1.1	Form of Warrant.	1
1.2	Countersignature of Warrants.	2
1.3	Exercise Number; Exercise Price.	2
1.4	Term of Warrants.	2
1.5	Exercise of Warrants.	2
1.6	Payment of Exercise Price.	2
1.7	Registry of Warrants.	2
1.8	Exchange of Warrant Certificates.	3
1.9	Cancellation of Warrant Certificates.	3
1.10	Fractional Shares.	3
1.11	Lost, Stolen, Destroyed or Mutilated Warrants.	3
1.12	Transferability and Assignment.	3
1.13	Issuance of Warrant Certificates.	3
1.14	Issuance of Warrant Shares.	3
1.15	Charges, Taxes and Expenses.	4
1.16	Issued Warrant Shares.	4
1.17	Reservation of Sufficient Warrant Shares.	4
1.18	Registration and Listing.	4
1.19	No Impairment.	4
1.20	CUSIP Numbers.	4
1.21	Purchase of Warrants by the Company; Cancellation.	4
1.22	No Rights as Stockholders.	5

ARTICLE II ANTIDILUTION PROVISIONS		5
2.1	Adjustments and Other Rights.	5
2.2	Stock Splits, Subdivisions, Reclassifications or Combinations.	5
2.3	Rounding of Calculations; Minimum Adjustments.	5
2.4	Timing of Issuance of Additional Common Stock Upon Certain Adjustments.	5
2.5	Other Events; Provisions of General Applicability.	6
2.6	Statement Regarding Adjustments.	6
2.7	Notice of Adjustment Event.	6
2.8	Proceedings Prior to Any Action Requiring Adjustment.	6
2.9	Adjustment Rules.	6
2.10	Prohibited Actions.	6
2.11	Adjustment to Warrant Certificate.	7

ARTICLE III WARRANT AGENT		7
3.1	Appointment of Warrant Agent.	7
3.2	Liability of Warrant Agent.	7
3.3	Performance of Duties.	7
3.4	Disposition of Proceeds on Exercise of Warrants.	7
3.5	Consultation with Counsel.	7
3.6	Reliance on Documents.	7
3.7	Validity of Agreement.	7
3.8	Instructions from Company.	7
3.9	Proof of Actions Taken.	8
3.10	Compensation.	8

3.11	Indemnity.	8
3.12	Legal Proceedings.	8
3.13	Identity of Transfer Agent.	8
3.14	Company to Provide and Maintain Warrant Agent.	9
3.15	Resignation and Removal.	9
3.16	Company to Appoint Successor.	9
3.17	Successor to Expressly Assume Duties.	9
3.18	Successor by Merger.	9

ARTICLE IV MISCELLANEOUS		10
4.1	Notices.	10
4.2	Supplements and Amendments.	10
4.3	Successors.	10
4.4	Governing Law; Jurisdiction.	10
4.5	Benefits of this Agreement.	10
4.6	Counterparts.	10
4.7	Table of Contents; Headings.	10
4.8	Severability.	10
4.9	Availability of Agreement.	11
4.10	Saturdays, Sundays, Holidays, etc.	11
4.11	Definitions.	11

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), is made and dated as of [•], 2016, between Primo Water Corporation, a Delaware corporation (the “Company”), and [•], a [•], as warrant agent (the “Warrant Agent”). Capitalized terms used in this Agreement and not otherwise defined herein are defined in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (“Glacier”), and David Shladovsky, as Stockholder Representative, entered into an Agreement and Plan of Merger, dated as of October 9, 2016 (the “Merger Agreement”), pursuant to which Merger Sub has been or will be merged with and into Glacier through consummation of the Merger, the result of which will include Glacier being a wholly-owned subsidiary of the Company;

WHEREAS, in partial consideration of the Merger and other transactions contemplated by the Merger Agreement, the Company has agreed to issue warrants (each, a “Warrant” and collectively, the “Warrants”) to purchase up to an aggregate of Two Million (2,000,000) shares (each, a “Warrant Share” and collectively, the “Warrant Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”), to the stockholders of Glacier, the former holders of Stock Options and the Minority Common Unit Holders as provided herein;

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, transfer, exchange, replacement, cancellation and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which the Warrants shall be issued and exercised and the respective rights and obligations of the Company, the Warrant Agent and the registered owners of the Warrants (each, a “Holder” and collectively, the “Holders”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the Company and the Warrant Agent agree as follows:

ARTICLE I

ISSUANCE AND EXERCISE OF WARRANTS

1.1     Form of Warrant. Each Warrant shall be evidenced by a certificate substantially in the form attached hereto as Exhibit A (each, a “Warrant Certificate” and collectively, “Warrant Certificates”). Each Warrant Certificate shall have such insertions as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with this Agreement, any applicable law or any rule of any securities exchange on which the Warrants may be listed. Each Warrant Certificate shall be executed on behalf of the Company by its Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer or one of its Executive Vice Presidents, under its corporate seal reproduced thereon and attested by its Secretary or an Assistant Secretary. The signature of any such officers on the Warrant Certificates may be manual or facsimile. Warrant Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Agreement.

1.2     Countersignature of Warrants. Each Warrant Certificate shall be countersigned by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Agreement) by manual or facsimile signature and shall not be valid for any purpose unless and until so countersigned. Warrant Certificates may be countersigned and delivered, notwithstanding the fact that the persons or any one of them who countersigned the Warrants shall have ceased to be proper signatories prior to the delivery of such Warrants or were not proper signatories on the date of this Agreement. Each Warrant Certificate shall be dated as of the date of its countersignature by the Warrant Agent. The Warrant Agent’s countersignature shall be conclusive evidence that the Warrant Certificate so countersigned has been duly authenticated and issued under this Agreement.

1.3     Exercise Number; Exercise Price. Each Warrant initially entitles its Holder to purchase from the Company [•] (the “Exercise Number”) of a Warrant Share for an exercise price per Warrant of $[•] (the “Exercise Price”). The Exercise Number and the Exercise Price are subject to adjustment as provided in Article II, and all references to “Exercise Number” and “Exercise Price” in this Agreement shall be deemed to include any such adjustment or series of adjustments.

1.4     Term of Warrants. All or a portion of the Warrants are exercisable by the applicable Holder at any time and from time to time on or after the date of this Agreement until 5:00 p.m., Eastern Standard Time, on the five (5)-year anniversary of the date of this Agreement (the “Expiration Date”).

1.5     Vesting; Exercise of Warrants. A Warrant shall become exercisable as follows: (i) on the date that is 180 days following the date of this Agreement, up to 33% of such Warrant may be exercised; (ii) on the date that is 270 days following the date of this Agreement, up to an additional 33% of such Warrant may be exercised; and (iii) on the date that is 365 days following the date of this Agreement, up to an additional 34% of such Warrant may be exercised, such that, on the date that is 365 days following the date of this Agreement, 100% of such Warrant may be exercised. A Warrant may be exercised by surrender of the Warrant Certificate evidencing such Warrant to be exercised and by delivery to the Warrant Agent (or to such other office or agency of the Company in the United States as the Company may designate by notice in writing to the Holders pursuant to Section 4.1) a notice of exercise in the form attached hereto as Exhibit B (a “Notice of Exercise”), duly completed and signed, which signature shall be guaranteed by a member of a recognized guarantee medallion program, together with payment of the Exercise Price for the Warrant Shares thereby purchased in accordance with Section 1.6. As promptly as practicable after receiving a Notice of Exercise, the Warrant Agent shall notify the Company.

1.6     Payment of Exercise Price. Payment of the aggregate Exercise Price for all Warrant Shares purchased may be made, at the option of the applicable Holder, either (a) in cash or by certified or official bank check payable to the Warrant Agent or (b) by delivering a written direction to the Warrant Agent that such Holder desires to exercise the Warrants pursuant to a “cashless exercise,” in which case such Holder will receive a number of Warrant Shares that is equal to the aggregate number of Warrant Shares for which the Warrants are being exercised less the number of Warrant Shares that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price for such Warrant Shares. For the avoidance of doubt, if Warrants are exercised such that the aggregate Exercise Price would exceed the aggregate value (as measured by the Market Price) of the Warrant Shares issuable upon exercise, no amount shall be due and payable by such Holder to the Company, and such exercise shall be null and void and no Warrant Shares shall thereupon be issued and the Warrants shall continue in effect.

1.7     Registry of Warrants. The Company or an agent duly appointed by the Company (which initially shall be the Warrant Agent) shall maintain a registry showing the names and addresses of the respective Holders and the date and number of Warrants evidenced on the face of each of the Warrant Certificates. Except as otherwise provided in this Agreement or in the Warrant Certificate, the Company and the Warrant Agent may deem and treat any Person whose name a Warrant Certificate is registered in the registry as the absolute owner of such Warrant Certificate.

1.8     Exchange of Warrant Certificates. Each Warrant Certificate may be exchanged for another Warrant Certificate or Certificates of like tenor and representing the same aggregate number of Warrants. Any Holder desiring to exchange a Warrant Certificate or Certificates shall deliver a written request to the Warrant Agent and shall properly endorse and surrender the Warrant Certificate or Certificates to be so exchanged. Thereupon, the Warrant Agent shall countersign and deliver to such Holder a new Warrant Certificate or Certificates, as so requested, in such name or names as such Holder shall designate.

1.9     Cancellation of Warrant Certificates. If and when any Warrant Certificate has been exercised in full, the Warrant Agent shall promptly cancel and destroy such Warrant Certificate following its receipt from any Holder thereof. Upon exercise of a Warrant Certificate in part and not in full, the Warrant Agent shall issue and deliver or shall cause to be issued and delivered to such Holder a new Warrant Certificate or Certificates evidencing such Holder’s remaining Warrants. The Warrant Agent is hereby irrevocably authorized to countersign and deliver such required new Warrant Certificate or Certificates, and the Company, whenever requested by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent and no one else may cancel and destroy Warrant Certificates surrendered for transfer, exchange, replacement, cancellation or exercise. The Warrant Agent must deliver a certificate of such destruction and cancellation (or, if requested by the Company, the cancelled Warrant Certificates) to the Company. The Company may not issue new Warrant Certificates to replace cancelled Warrant Certificates that have been exercised or purchased by it.

1.10     Fractional Shares. In the event a single Warrant is exercised, the Company may issue a fractional Warrant Share upon such exercise. In all other circumstances, no fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon exercise of any Warrants. In lieu of any fractional Warrant Shares that would otherwise be issued to a Holder upon exercise of any Warrants, such Holder shall receive a cash payment equal to the product of the per share Market Price of the Common Stock on the trading day on which such Warrants are exercised and a fraction of a Warrant Share to which such holder would be entitled.

1.11     Lost, Stolen, Destroyed or Mutilated Warrants. Upon receipt by the Company of proof reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate and, if requested, an indemnity or bond, the Company shall deliver or shall cause to be delivered, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the same aggregate number of Warrants as provided for in such lost, stolen, destroyed or mutilated Warrant Certificate.

1.12     Transferability and Assignment. At the option of any Holder thereof, the Warrants and all rights under the Warrant Certificate may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered Holder or by duly authorized attorney, and one or more new Warrant Certificates shall be made and delivered and registered in the name of one or more transferees, upon surrender in accordance with Section 1.5 and upon compliance with all applicable laws.

1.13     Issuance of Warrant Certificates. When any Holder, transferee of a Holder or other designee of a Holder is entitled to receive a new or replacement Warrant Certificate, whether pursuant to Sections 1.8, 1.9, 1.11 or 1.12, the Company shall issue or shall cause to be issued such new or replacement Warrant Certificate within a reasonable time, not to exceed five (5) business days. The Company shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for the purpose of issuing any new or replacement Warrant Certificates, and the Warrant Agent shall countersign such Warrant Certificates.

1.14     Issuance of Warrant Shares. Upon the exercise of any Warrants, the Company shall deliver or shall cause to be delivered the number of full Warrant Shares to which such Holder shall be entitled, together with any cash to which such Holder shall be entitled in respect of fractional Warrant Shares pursuant to Section 1.10, within a reasonable time, not to exceed five (5) business days. All Warrant Shares shall be issued in such name or names as the exercising Holder may designate and delivered to the exercising Holder or its nominee or nominees.

1.15     Charges, Taxes and Expenses. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Warrants or certificates (if any) for Warrant Shares in a name other than that of the registered holder of such Warrants.

1.16     Issued Warrant Shares. The Company hereby represents and warrants that all Warrant Shares issued in accordance with the terms of this Agreement will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by a Holder, income and franchise taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Warrant Shares so issued will be deemed to have been issued to a Holder as of the close of business on the date on which the Warrants were duly exercised, notwithstanding that the stock transfer books of the Company may then be closed or certificates (if any) representing such Warrant Shares may not be actually delivered on such date.

1.17     Reservation of Sufficient Warrant Shares. There have been reserved, and the Company shall at all times through the Expiration Date keep reserved, out of its authorized but unissued Common Stock, solely for the purpose of the issuance of Warrant Shares in accordance with the terms of this Agreement, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The transfer agent for the Common Stock and every subsequent transfer agent for any shares of the Company’s capital stock issuable upon the exercise of any of the rights of purchase aforesaid shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall supply such transfer agents with duly executed stock certificates for such purposes and shall provide or otherwise make available any cash that may be payable upon exercise of Warrants in respect of fractional Warrant Shares pursuant to Section 1.10. The Company shall furnish such transfer agent with a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 4.1.

1.18     Registration and Listing. The Company shall register or shall cause to be registered any and all Warrant Shares and all the Warrants under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and the Company shall use commercially reasonable efforts to maintain such registration of such Warrant Shares and all the Warrants. The Company shall use reasonable best efforts to ensure that the Warrant Shares and the Warrants may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which such shares of its Common Stock (including the Warrant Shares) are listed or traded.

1.19     No Impairment. The Company will not, and the Company will cause its subsidiaries not to, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Company under this Agreement. The Company shall at all times in good faith assist in the carrying out of all provisions of this Agreement and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders.

1.20     CUSIP Numbers. The Company, in issuing the Warrants, may use “CUSIP” numbers (if then generally in use) and, if so, the Warrant Agent shall use “CUSIP” numbers in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Warrant Certificates or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Warrant Certificates.

1.21     Purchase of Warrants by the Company; Cancellation. The Company shall have the right, except as limited by law, other agreements or as provided herein, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it and the applicable Holder may deem appropriate. In the event the Company shall purchase or otherwise acquire Warrants, the same shall thereupon be delivered to the Warrant Agent and retired and, for the avoidance of doubt, if the approval of Holders is required to take any action, the Company’s (or any of its subsidiaries’ or Affiliates’) ownership in any Warrants shall not be considered in calculating whether the requisite number of Warrants have approved such action.

1.22     No Rights as Stockholders. A Warrant shall not, prior to its exercise, confer upon its Holder or such Holder’s transferee, in such Holder’s or such transferee’s capacity as a Warrant Holder, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

ARTICLE II

ANTIDILUTION PROVISIONS

2.1     Adjustments and Other Rights. The Exercise Price and the Exercise Number shall be subject to adjustment from time to time as provided by this Article II; provided, however, that if more than one section of this Article II is applicable to a single event, the section shall be applied that produces the largest adjustment, and no single event shall cause an adjustment under more than one section of this Article II so as to result in duplication.

2.2     Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (a) declare and pay a dividend or make a distribution on its Common Stock in shares of Common Stock, (b) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (c) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the Exercise Number at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying the Exercise Number effective immediately prior to such event by a fraction (x) the numerator of which shall be the total number of outstanding shares of Common Stock immediately after such event and (y) the denominator of which shall be the total number of outstanding shares of Common Stock immediately prior to such event. In such event, the Exercise Price per share of Common Stock in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying such Exercise Price by a fraction (i) the numerator of which shall be the Exercise Number immediately prior to such adjustment and (ii) the denominator of which shall be the new Exercise Number determined pursuant to the immediately preceding sentence.

2.3     Rounding of Calculations; Minimum Adjustments.   All calculations under this Article II shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Article II to the contrary notwithstanding, no adjustment in the Exercise Price or the Exercise Number shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more, or on exercise of a Warrant if it shall earlier occur.

2.4     Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Article II shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (a) issuing to a Holder of Warrants exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (b) paying to such Holder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment, subject to any retroactive readjustment in accordance with Section 2.5(b).

2.5     Other Events; Provisions of General Applicability.

(a)     Neither the Exercise Price nor the Exercise Number shall be adjusted in the event of (i) a change in the par value of the Common Stock or (ii) a change in the jurisdiction of incorporation of the Company.

(b)     In the event that any dividend or distribution described in this Article II is not so made, the Exercise Price and the Exercise Number then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price and the Exercise Number that would then be in effect if such record date had not been fixed.

2.6     Statement Regarding Adjustments. Whenever the Exercise Price or the Exercise Number shall be adjusted as provided in this Article II, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Exercise Number after such adjustment. The Company shall deliver to the Warrant Agent a copy of such statement and shall cause a copy of such statement to be sent or communicated to the Holders pursuant to Section 4.1.

2.7     Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Article II (but only if the action of the type described in this Article II would result in an adjustment in the Exercise Price or the Exercise Number or a change in the type of securities or property to be delivered upon exercise of a Warrant), the Company shall deliver to the Warrant Agent a notice and shall cause such notice to be sent or communicated to the Holders in the manner set forth in Section 4.1, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of a Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

2.8     Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Article II, the Company shall take any action which may be necessary, including obtaining regulatory or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Warrant Shares that a Holder is entitled to receive upon exercise of a Warrant pursuant to this Article II.

2.9     Adjustment Rules. Any adjustments pursuant to this Article II shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made under this Agreement would reduce the Exercise Price per share of Common Stock to an amount below par value of the Common Stock, then such adjustment in Exercise Price made under this Agreement shall reduce the Exercise Price per share of Common Stock to the par value of the Common Stock.

2.10     Prohibited Actions. The Company agrees that it will not take any action which would entitle a Holder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of the Warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its certificate of incorporation.

2.11     Adjustment to Warrant Certificate. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to the Warrant Certificate, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same Exercise Number as are stated in the Warrant Certificates initially issued pursuant to this Agreement. The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

ARTICLE III

WARRANT AGENT

3.1     Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company with respect to the Warrants and in accordance with the provisions of this Agreement, and the Warrant Agent hereby accepts such appointment.

3.2     Liability of Warrant Agent. The Warrant Agent shall act under this Agreement solely as agent, and its duties shall be determined solely by the provisions of this Agreement. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Agreement, except for its own willful misconduct, gross negligence or bad faith.

3.3     Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty under this Agreement either itself or by or through its attorneys or agents (which shall not include its employees).

3.4     Disposition of Proceeds on Exercise of Warrants. The Warrant Agent shall account as promptly as practicable to the Company with respect to Warrants exercised and shall concurrently pay to the Company all monies received by the Warrant Agent for the purchase of Warrant Shares through the exercise of such Warrants. If the Warrant Agent shall receive any notice, demand or other document addressed to the Company by a Holder with respect to the Warrants, the Warrant Agent shall as promptly as practicable forward such notice, demand or other document to the Company.

3.5     Consultation with Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel to the Company).

3.6     Reliance on Documents. The Warrant Agent will not incur any liability or responsibility for any action taken in reasonable reliance on any notice, written statement, resolution, waiver, consent, order, certificate or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent, presented or made by the proper party or parties. The statements contained herein and in the Warrants shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same, except as set forth by the Warrant Agent or as evidenced by action taken by the Warrant Agent.

3.7     Validity of Agreement. The Warrant Agent shall not be responsible for the validity, execution or delivery of this Agreement (except the due execution of this Agreement by the Warrant Agent) or for the validity, execution or delivery of any Warrant (except the due countersignature of such Warrant Certificate by the Warrant Agent), and the Warrant Agent shall not by any act under this Agreement be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other stock) to be issued pursuant to this Agreement or any Warrant, or as to whether any Warrant Shares (or other stock) will, pursuant to this Agreement or any Warrant, when issued, be validly issued, fully paid and nonassessable.

3.8     Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties under this Agreement from the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company, and to make an application to such officers for advice or instructions in connection with its duties, and the Warrant Agent shall not be liable for any action taken or suffered to be taken by it in reasonable reliance and in accordance with instructions of any such officer. The Warrant Agent shall not be liable for any action taken by, or omission of any action by, the Warrant Agent in accordance with a proposal included in any such application to such officers on or after the date specified in such application (which date shall not be less than five (5) business days after the date any such officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

3.9     Proof of Actions Taken. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering or omitting any action under this Agreement, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company and delivered to the Warrant Agent, and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon any such certificate.

3.10     Compensation. The Company agrees to pay the Warrant Agent reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement as agreed by the Company and the Warrant Agent from time to time and to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges incurred by the Warrant Agent in the performance of its duties under this Agreement.

3.11     Indemnity. The Company shall indemnify the Warrant Agent and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the performance of its duties under this Agreement, except as a result of the Warrant Agent’s willful misconduct, negligence or bad faith. The Warrant Agent shall indemnify the Company and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything arising out of or attributable to the Warrant Agent’s refusal or failure to comply with the terms of this Agreement or which arise out of the Warrant Agent’s willful misconduct, negligence or bad faith; provided, however, that the Warrant Agent’s aggregate liability under this Agreement with respect to, arising from or arising in connection with this Agreement, whether in contract, in tort or otherwise, is limited to and shall not exceed the amounts paid under this Agreement by the Company to the Warrant Agent as fees and charges, and reimbursable expenses. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity, and the Company shall notify the Warrant Agent promptly of any claim for which it may seek indemnity.

3.12     Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or any one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as warrant agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

3.13     Identity of Transfer Agent. Upon the appointment of any subsequent transfer agent for the Common Stock, or any other shares of the Company’s capital stock issuable upon the exercise of the Warrants, the Company shall file with the Warrant Agent a statement setting forth the name and address of such subsequent transfer agent.

3.14     Company to Provide and Maintain Warrant Agent. The Company agrees for the benefit of the Holders that there shall at all times be a Warrant Agent under this Agreement until all the Warrants have been exercised or cancelled or are no longer exercisable.

3.15     Resignation and Removal. The Warrant Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective. The Warrant Agent under this Agreement may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective.

3.16     Company to Appoint Successor. If at any time the Warrant Agent shall resign, shall be removed, shall become incapable of acting, shall be adjudged bankrupt or insolvent or shall commence a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or under any other applicable federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or the taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Warrant Agent or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Warrant Agent in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or similar official) of the Warrant Agent or of its property or affairs, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company by an instrument in writing, filed with the successor Warrant Agent. In the event that a successor Warrant Agent is not appointed by the Company, a successor Warrant Agent, qualified as aforesaid, may be appointed by the Warrant Agent or the Warrant Agent may petition a court to appoint a successor Warrant Agent. Upon the appointment as aforesaid of a successor Warrant Agent and acceptance by the successor Warrant Agent of such appointment, the Warrant Agent shall cease to be Warrant Agent under this Agreement; provided, however, that in the event of the resignation of the Warrant Agent under this Section 3.16, such resignation shall be effective on the earlier of (i) the date specified in the Warrant Agent’s notice of resignation and (ii) the appointment and acceptance of a successor Warrant Agent under this Agreement.

3.17     Successor to Expressly Assume Duties. Any successor Warrant Agent appointed under this Agreement shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment under this Agreement, and thereupon such successor Warrant Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of such predecessor with like effect as if originally named as the Warrant Agent under this Agreement, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor, as the Warrant Agent under this Agreement.

3.18     Successor by Merger. Any entity into which the Warrant Agent may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any entity to which the Warrant Agent shall sell or otherwise transfer all or substantially all of its assets and business, shall be the successor Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that it shall be qualified as aforesaid.

ARTICLE IV

MISCELLANEOUS

4.1     Notices. Any notice pursuant to this Agreement by the Company or by any Holder to the Warrant Agent, or by the Warrant Agent or by any Holder to the Company, shall be in writing and shall be delivered in person or by facsimile transmission, or mailed first class, postage prepaid, (a) to the Company, at its offices at [•], Attention: [•], or (b) to the Warrant Agent, at its offices at [•]. Each party to this Agreement may from time to time change the address to which notices to it are to be delivered or mailed by notice to the other party. Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to the Holders shall be in writing and shall be mailed first class, postage prepaid, or otherwise delivered, to such Holders at their respective addresses on the registry of the Warrant Agent.

4.2     Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holder in order to cure any ambiguity or to correct or supplement any provision contained in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions in regard to matters or questions arising under this Agreement that the Company and the Warrant Agent may deem necessary or desirable; provided, however, that no such supplement or amendment to this Agreement shall be made that adversely affects the interests or rights of any of the Holders in any respect. Notwithstanding the foregoing, a supplement or amendment to this Agreement may be made by one or more substantially concurrent written instruments duly signed by the Holders of a majority of the then outstanding Warrants and delivered to the Company; provided, however, that the consent of each Holder affected thereby shall be required for any amendment pursuant to which: (a) the Exercise Price would be increased or the Exercise Number would be decreased (in each case, other than pursuant to adjustments in accordance with Article II) or (b) the time period during which the Warrants are exercisable would be shortened. In determining whether the Holders of the required number of outstanding Warrants have approved any supplement or amendment to this Agreement, Warrants owned by the Company or its controlled Affiliates, if any, shall be disregarded and deemed not to be outstanding.

4.3     Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of the respective successors and assigns of the Company or the Warrant Agent under this Agreement.

4.4     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

4.5     Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrants. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrant Agent and the Holders any legal or equitable right, remedy or claim under this Agreement.

4.6     Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

4.7     Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part of this Agreement and shall not modify or restrict any of the terms or provisions of this Agreement.

4.8     Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

4.9     Availability of Agreement. The Warrant Agent shall keep copies of this Agreement and any notices given or received under this Agreement available for inspection by the Holders during normal business hours at its principal office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

4.10     Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

4.11     Definitions. As used in this Agreement, the following terms having the meanings ascribed thereto below:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such Person, whether through the ownership of voting securities by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” means the board of directors of the Company, including any duly authorized committee thereof.

“business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of North Carolina or California are authorized or required by law or other governmental actions to close.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Exercise Number” has the meaning set forth in Section 1.3.

“Exercise Price” has the meaning set forth in Section 1.3.

“Expiration Date” has the meaning set forth in Section 1.4.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

“Glacier” has the meaning set forth in the recitals.

“Holder” and “Holders” has the meaning set forth in the recitals.

“Issue Date” means, with respect to a Warrant Certificate, the date set forth on such Warrant Certificate.

“Market Price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required under this Agreement, the Market Price per share of Common Stock shall be deemed to be the Fair Market Value.

“Merger Agreement” has the meaning set forth in the recitals.

“Notice of Exercise” has the meaning set forth in Section 1.5.

“Ordinary Cash Dividends” means a regular quarterly cash dividend on shares of Common Stock legally available therefor; in each case, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Person” has the meaning given to it in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“trading day” means (i) if the shares of Common Stock are not traded on any national or regional securities exchange or association or over-the-counter market, a business day or (ii) if the shares of Common Stock are traded on any national or regional securities exchange or association or over-the-counter market, a business day on which such relevant exchange or quotation system is scheduled to be open for business and on which the shares of Common Stock (x) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market for any period or periods aggregating one half hour or longer; and (y) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Common Stock. The term “trading day” with respect to any security other than the Common Stock shall have a correlative meaning based on the primary exchange or quotation system on which such security is listed or traded.

“Warrant” and “Warrants” has the meaning set forth in the recitals.

“Warrant Agent” has the meaning set forth in the preamble.

“Warrant Certificate” and “Warrant Certificates” has the meaning set forth in Section 1.1.

“Warrant Share” and “Warrant Shares” has the meaning set forth in the recitals.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

THE COMPANY: PRIMO WATER CORPORATION

By:

Name:

Title:

WARRANT AGENT: [ ]

By:

Name:

Title:

EXHIBIT A

COMMON STOCK PURCHASE WARRANTS

[                    ] Warrants to Purchase

[                    ] Shares of Common Stock of

PRIMO WATER CORPORATION

This certifies that, for value received, [•] or registered assigns (the “Holder”), is entitled to purchase from Primo Water Corporation, a Delaware corporation (the “Company”), at any time from 9:00 a.m., Eastern Standard Time, on [•], 201[•] until 5:00 p.m., Eastern Standard Time, on [•], 201[•] (the “Expiration Date”), at an exercise price of $[•] per Warrant (the “Exercise Price”), the number of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), obtained by multiplying (i) [•] by (ii) the number of Warrants held by the Holder. The number of shares purchasable upon exercise of the Warrants and the Exercise Price are subject to adjustment from time to time as set forth in the Warrant Agreement (as defined below). Capitalized terms not defined in this Warrant Certificate shall have the meaning given thereto in the Warrant Agreement (as defined below). Exercise of the Warrants is subject to vesting as set forth in the Warrant Agreement.

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of [•] (the “Warrant Agent”). Payment of such price shall be made, at the option of the applicable Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price. The Exercise Price and the number of shares of Common Stock that may be purchased upon the exercise of the Warrants evidenced by this Warrant Certificate are subject to modification and adjustment in accordance with the terms of the Warrant Agreement.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [•], 201[•], by and between the Company and the Warrant Agent (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [•], 201[•]

PRIMO WATER CORPORATION

By:

Name:

Title:

[Seal]

Countersigned:

as Warrant Agent

By:
Authorized Signature

EXHIBIT B

NOTICE OF EXERCISE

(To be executed upon exercise of Warrant)

To: PRIMO WATER CORPORATION

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the Warrant Certificate within for, and to purchase thereunder,                 shares of the common stock, par value $0.001 per share, of Primo Water Corporation (the “Common Stock”), as provided for therein, and tenders herewith payment of the purchase price.

The purchase price shall be paid:

_____     in cash, certified check or official bank check; or

_____     by electing to receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price (as defined in the Warrant Agreement).

Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:

If in book-entry form:

DEPOSITORY ACCOUNT NUMBER:

NAME OF AGENT MEMBER:

If in definitive/certificated form:

SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE, IF ANY:	NAME:

ADDRESS:

SIGNATURE:

NOTE:

The above signature should correspond exactly with the name on the face of this Warrant Certificate or with the name of the assignee appearing in the Permitted Transfer form below and must be guaranteed by a member of a recognized guarantee medallion program.

And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

PERMITTED TRANSFER

(To be executed only upon transfer of Warrant Certificate to the extent such transfer is permissible under the terms of the Warrant Agreement)

For value received, _______________ hereby sells, assigns and transfers unto the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____________ attorney, to transfer said Warrant Certificate on the books of Primo Water Corporation, with full power of substitution in the premises.

Dated: _________________, 2016

NOTE:	The above signature should correspond exactly with the name on the face of this Warrant Certificate and must be guaranteed by a member of a recognized guarantee medallion program.

APPENDIX B

FORM OF WARRANT AGREEMENT

FORM OF

WARRANT AGREEMENT

Dated as of [•]

between

PRIMO WATER CORPORATION

and

Wells Fargo Bank, National Association,

as Warrant Agent

Warrants for
Common Stock

Page

ARTICLE I ISSUANCE AND EXERCISE OF WARRANTS		4
1.1	Form of Warrant.	4
1.2	Countersignature of Warrants.	5
1.3	Exercise Number; Exercise Price.	5
1.4	Term of Warrants.	5
1.5	Exercise of Warrants.	5
1.6	Payment of Exercise Price.	5
1.7	Registry of Warrants.	5
1.8	Exchange of Warrant Certificates.	6
1.9	Cancellation of Warrant Certificates.	6
1.10	Fractional Shares.	6
1.11	Lost, Stolen, Destroyed or Mutilated Warrants.	6
1.12	Transferability and Assignment.	6
1.13	Issuance of Warrant Certificates.	6
1.14	Issuance of Warrant Shares.	6
1.15	Charges, Taxes and Expenses.	7
1.16	Issued Warrant Shares.	7
1.17	Reservation of Sufficient Warrant Shares.	7
1.18	Registration and Listing.	7
1.19	No Impairment.	7
1.20	CUSIP Numbers.	7
1.21	Purchase of Warrants by the Company; Cancellation.	7
1.22	No Rights as Stockholders.	8

ARTICLE II ANTIDILUTION PROVISIONS		8
2.1	Adjustments and Other Rights.	8
2.2	Stock Splits, Subdivisions, Reclassifications or Combinations.	8
2.3	Rounding of Calculations; Minimum Adjustments.	8
2.4	Timing of Issuance of Additional Common Stock Upon Certain Adjustments.	8
2.5	Other Events; Provisions of General Applicability.	9
2.6	Statement Regarding Adjustments.	9
2.7	Notice of Adjustment Event.	9
2.8	Proceedings Prior to Any Action Requiring Adjustment.	9
2.9	Adjustment Rules.	9
2.10	Prohibited Actions.	9
2.11	Adjustment to Warrant Certificate.	9

ARTICLE III WARRANT AGENT		10
3.1	Appointment of Warrant Agent.	10
3.2	Liability of Warrant Agent.	10
3.3	Performance of Duties.	10
3.4	Disposition of Proceeds on Exercise of Warrants.	10
3.5	Consultation with Counsel.	10
3.6	Reliance on Documents.	10
3.7	Validity of Agreement.	10
3.8	Instructions from Company.	10
3.9	Proof of Actions Taken.	11
3.10	Compensation.	11

3.11	Indemnity.	11
3.12	Legal Proceedings.	11
3.13	Identity of Transfer Agent.	11
3.14	Company to Provide and Maintain Warrant Agent.	11
3.15	Resignation and Removal.	11
3.16	Company to Appoint Successor.	12
3.17	Successor to Expressly Assume Duties.	12
3.18	Successor by Merger.	12

ARTICLE IV MISCELLANEOUS		12
4.1	Notices.	13
4.2	Supplements and Amendments.	13
4.3	Successors.	13
4.4	Governing Law; Jurisdiction.	13
4.5	Benefits of this Agreement.	13
4.6	Counterparts.	13
4.7	Table of Contents; Headings.	13
4.8	Severability.	13
4.9	Availability of Agreement.	13
4.10	Saturdays, Sundays, Holidays, etc.	14
4.11	Definitions.	14

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), is made and dated as of [•], 2016, between Primo Water Corporation, a Delaware corporation (the “Company”), and Wells Fargo Bank, National Association, a national banking association, organized under the laws of the United States of America, as warrant agent (the “Warrant Agent”). Capitalized terms used in this Agreement and not otherwise defined herein are defined in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (“Glacier”), and David Shladovsky, as Stockholder Representative, entered into an Agreement and Plan of Merger, dated as of October 9, 2016 (the “Merger Agreement”), pursuant to which Merger Sub has been or will be merged with and into Glacier through consummation of the Merger, the result of which will include Glacier being a wholly-owned subsidiary of the Company;

WHEREAS, in partial consideration of the Merger and other transactions contemplated by the Merger Agreement, the Company has agreed to issue warrants (each, a “Warrant” and collectively, the “Warrants”) to purchase up to an aggregate of Two Million (2,000,000) shares (each, a “Warrant Share” and collectively, the “Warrant Shares”) of common stock, par value $0.001 per share, of the Company (the “Common Stock”), to the stockholders of Glacier, the former holders of Stock Options and the Minority Common Unit Holders as provided herein;

WHEREAS, the Company desires that the Warrant Agent act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, transfer, exchange, replacement, cancellation and exercise of the Warrants; and

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which the Warrants shall be issued and exercised and the respective rights and obligations of the Company, the Warrant Agent and the registered owners of the Warrants (each, a “Holder” and collectively, the “Holders”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the Company and the Warrant Agent agree as follows:

ARTICLE I

ISSUANCE AND EXERCISE OF WARRANTS

1.1     Form of Warrant. Each Warrant shall be evidenced by a certificate substantially in the form attached hereto as Exhibit A (each, a “Warrant Certificate” and collectively, “Warrant Certificates”). Each Warrant Certificate shall have such insertions as are required or permitted by this Agreement and may have such letters, numbers or other marks of identification and such legends and endorsements, stamped, printed, lithographed or engraved thereon, as may be required to comply with this Agreement, any applicable law or any rule of any securities exchange on which the Warrants may be listed. Each Warrant Certificate shall be executed on behalf of the Company by its Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer or one of its Executive Vice Presidents, under its corporate seal reproduced thereon and attested by its Secretary or an Assistant Secretary. The signature of any such officers on the Warrant Certificates may be manual or facsimile. Warrant Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any one of them shall have ceased to hold such offices prior to the delivery of such Warrants or did not hold such offices on the date of this Agreement.

1.2     Countersignature of Warrants. Each Warrant Certificate shall be countersigned by the Warrant Agent (or any successor to the Warrant Agent then acting as warrant agent under this Agreement) by manual or facsimile signature and shall not be valid for any purpose unless and until so countersigned. Warrant Certificates may be countersigned and delivered, notwithstanding the fact that the persons or any one of them who countersigned the Warrants shall have ceased to be proper signatories prior to the delivery of such Warrants or were not proper signatories on the date of this Agreement. Each Warrant Certificate shall be dated as of the date of its countersignature by the Warrant Agent. The Warrant Agent’s countersignature shall be conclusive evidence that the Warrant Certificate so countersigned has been duly authenticated and issued under this Agreement.

1.3     Exercise Number; Exercise Price. Each Warrant initially entitles its Holder to purchase from the Company [•] (the “Exercise Number”) of a Warrant Share for an exercise price per Warrant of $[•] (the “Exercise Price”). The Exercise Number and the Exercise Price are subject to adjustment as provided in Article II, and all references to “Exercise Number” and “Exercise Price” in this Agreement shall be deemed to include any such adjustment or series of adjustments.

1.4     Term of Warrants. All or a portion of the Warrants are exercisable by the applicable Holder at any time and from time to time on or after the date of this Agreement until 5:00 p.m., Eastern Standard Time, on the five (5)-year anniversary of the date of this Agreement (the “Expiration Date”).

1.5     Vesting; Exercise of Warrants. A Warrant shall become exercisable as follows: (i) on the date that is 180 days following the date of this Agreement, up to 33% of such Warrant may be exercised; (ii) on the date that is 270 days following the date of this Agreement, up to an additional 33% of such Warrant may be exercised; and (iii) on the date that is 365 days following the date of this Agreement, up to an additional 34% of such Warrant may be exercised, such that, on the date that is 365 days following the date of this Agreement, 100% of such Warrant may be exercised. A Warrant may be exercised by surrender of the Warrant Certificate evidencing such Warrant to be exercised and by delivery to the Warrant Agent (or to such other office or agency of the Company in the United States as the Company may designate by notice in writing to the Holders pursuant to Section 4.1) a notice of exercise in the form attached hereto as Exhibit B (a “Notice of Exercise”), duly completed and signed, which signature shall be guaranteed by a member of a recognized guarantee medallion program, together with payment of the Exercise Price for the Warrant Shares thereby purchased in accordance with Section 1.6. As promptly as practicable after receiving a Notice of Exercise, the Warrant Agent shall notify the Company.

1.6     Payment of Exercise Price. Payment of the aggregate Exercise Price for all Warrant Shares purchased may be made, at the option of the applicable Holder, either (a) by certified check payable to the Warrant Agent or (b) by delivering a written direction to the Warrant Agent that such Holder desires to exercise the Warrants pursuant to a “cashless exercise,” in which case such Holder will receive a number of Warrant Shares that is equal to the aggregate number of Warrant Shares for which the Warrants are being exercised less the number of Warrant Shares that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price for such Warrant Shares. For the avoidance of doubt, if Warrants are exercised such that the aggregate Exercise Price would exceed the aggregate value (as measured by the Market Price) of the Warrant Shares issuable upon exercise, no amount shall be due and payable by such Holder to the Company, and such exercise shall be null and void and no Warrant Shares shall thereupon be issued and the Warrants shall continue in effect.

1.7     Registry of Warrants. The Company or an agent duly appointed by the Company (which initially shall be the Warrant Agent) shall maintain a registry showing the names and addresses of the respective Holders and the date and number of Warrants evidenced on the face of each of the Warrant Certificates. Except as otherwise provided in this Agreement or in the Warrant Certificate, the Company and the Warrant Agent may deem and treat any Person whose name a Warrant Certificate is registered in the registry as the absolute owner of such Warrant Certificate.

1.8     Exchange of Warrant Certificates. Each Warrant Certificate may be exchanged for another Warrant Certificate or Certificates of like tenor and representing the same aggregate number of Warrants. Any Holder desiring to exchange a Warrant Certificate or Certificates shall deliver a written request to the Warrant Agent and shall properly endorse and surrender the Warrant Certificate or Certificates to be so exchanged. Thereupon, the Warrant Agent shall countersign and deliver to such Holder a new Warrant Certificate or Certificates, as so requested, in such name or names as such Holder shall designate.

1.9     Cancellation of Warrant Certificates. If and when any Warrant Certificate has been exercised in full, the Warrant Agent shall promptly cancel and destroy such Warrant Certificate following its receipt from any Holder thereof. Upon exercise of a Warrant Certificate in part and not in full, the Warrant Agent shall issue and deliver or shall cause to be issued and delivered to such Holder a new Warrant Certificate or Certificates evidencing such Holder’s remaining Warrants. The Warrant Agent is hereby irrevocably authorized to countersign and deliver such required new Warrant Certificate or Certificates, and the Company, whenever requested by the Warrant Agent, shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for such purpose. The Warrant Agent and no one else may cancel and destroy Warrant Certificates surrendered for transfer, exchange, replacement, cancellation or exercise. The Warrant Agent must deliver a certificate of such destruction and cancellation (or, if requested by the Company, the cancelled Warrant Certificates) to the Company. The Company may not issue new Warrant Certificates to replace cancelled Warrant Certificates that have been exercised or purchased by it.

1.10     Fractional Shares. No fractional Warrant Shares or scrip representing fractional Warrant Shares shall be issued upon exercise of any Warrants. In lieu of any fractional Warrant Shares that would otherwise be issued to a Holder upon exercise of any Warrants, such Holder shall receive a cash payment equal to the product of the per share Market Price of the Common Stock on the trading day on which such Warrants are exercised and a fraction of a Warrant Share to which such holder would be entitled.

1.11     Lost, Stolen, Destroyed or Mutilated Warrants. Upon receipt by the Warrant Agent of proof reasonably satisfactory to it of the loss, theft, destruction or mutilation of any Warrant Certificate and, if requested, an indemnity or bond, the Company shall deliver or shall cause to be delivered, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the same aggregate number of Warrants as provided for in such lost, stolen, destroyed or mutilated Warrant Certificate.

1.12     Transferability and Assignment. At the option of any Holder thereof, the Warrants and all rights under the Warrant Certificate may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, by the registered Holder or by duly authorized attorney, and one or more new Warrant Certificates shall be made and delivered and registered in the name of one or more transferees, upon surrender in accordance with Section 1.5 and upon compliance with all applicable laws.

1.13     Issuance of Warrant Certificates. When any Holder, transferee of a Holder or other designee of a Holder is entitled to receive a new or replacement Warrant Certificate, whether pursuant to Sections 1.8, 1.9, 1.11 or 1.12, the Company shall issue or shall cause to be issued such new or replacement Warrant Certificate within a reasonable time, not to exceed five (5) business days. The Company shall supply the Warrant Agent with Warrant Certificates duly executed on behalf of the Company for the purpose of issuing any new or replacement Warrant Certificates, and the Warrant Agent shall countersign such Warrant Certificates.

1.14     Issuance of Warrant Shares. Upon the exercise of any Warrants, the Company shall deliver or shall cause to be delivered the number of full Warrant Shares to which such Holder shall be entitled, together with any cash to which such Holder shall be entitled in respect of fractional Warrant Shares pursuant to Section 1.10, within a reasonable time, not to exceed five (5) business days. All Warrant Shares shall be issued in such name or names as the exercising Holder may designate and delivered to the exercising Holder or its nominee or nominees.

1.15     Charges, Taxes and Expenses. The Company shall pay all documentary stamp taxes, if any, attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; provided, however, the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue or delivery of any Warrants or certificates (if any) for Warrant Shares in a name other than that of the registered holder of such Warrants.

1.16     Issued Warrant Shares. The Company hereby represents and warrants that all Warrant Shares issued in accordance with the terms of this Agreement will be duly and validly authorized and issued, fully paid and nonassessable and free from all taxes, liens and charges (other than liens or charges created by a Holder, income and franchise taxes incurred in connection with the exercise of the Warrant or taxes in respect of any transfer occurring contemporaneously therewith). The Company agrees that the Warrant Shares so issued will be deemed to have been issued to a Holder as of the close of business on the date on which the Warrants were duly exercised, notwithstanding that the stock transfer books of the Company may then be closed or certificates (if any) representing such Warrant Shares may not be actually delivered on such date.

1.17     Reservation of Sufficient Warrant Shares. There have been reserved, and the Company shall at all times through the Expiration Date keep reserved, out of its authorized but unissued Common Stock, solely for the purpose of the issuance of Warrant Shares in accordance with the terms of this Agreement, a number of shares of Common Stock sufficient to provide for the exercise of the rights of purchase represented by the outstanding Warrants. The transfer agent for the Common Stock and every subsequent transfer agent for any shares of the Company’s capital stock issuable upon the exercise of any of the rights of purchase aforesaid shall be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company shall supply such transfer agents with duly executed stock certificates for such purposes and shall provide or otherwise make available any cash that may be payable upon exercise of Warrants in respect of fractional Warrant Shares pursuant to Section 1.10. The Company shall furnish such transfer agent with a copy of all notices of adjustments and certificates related thereto, transmitted to each Holder pursuant to Section 4.1.

1.18     Registration and Listing. The Company shall register or shall cause to be registered any and all Warrant Shares and all the Warrants under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and the Company shall maintain such registration of such Warrant Shares and all the Warrants. The Company shall ensure that the Warrant Shares and the Warrants may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which such shares of its Common Stock (including the Warrant Shares) are listed or traded.

1.19     No Impairment. The Company will not, and the Company will cause its subsidiaries not to, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed by the Company under this Agreement. The Company shall at all times in good faith assist in the carrying out of all provisions of this Agreement and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holders.

1.20     CUSIP Numbers. The Company, in issuing the Warrants, may use “CUSIP” numbers (if then generally in use) and, if so, the Warrant Agent shall use “CUSIP” numbers in notices as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Warrant Certificates or as contained in any notice and that reliance may be placed only on the other identification numbers printed on the Warrant Certificates.

1.21     Purchase of Warrants by the Company; Cancellation. The Company shall have the right, except as limited by law, other agreements or as provided herein, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it and the applicable Holder may deem appropriate. In the event the Company shall purchase or otherwise acquire Warrants, the same shall thereupon be delivered to the Warrant Agent and retired and, for the avoidance of doubt, if the approval of Holders is required to take any action, the Company’s (or any of its subsidiaries’ or Affiliates’) ownership in any Warrants shall not be considered in calculating whether the requisite number of Warrants have approved such action.

1.22     No Rights as Stockholders. A Warrant shall not, prior to its exercise, confer upon its Holder or such Holder’s transferee, in such Holder’s or such transferee’s capacity as a Warrant Holder, the right to vote or receive dividends, or consent or receive notice as stockholders in respect of any meeting of stockholders for the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

ARTICLE II

ANTIDILUTION PROVISIONS

2.1     Adjustments and Other Rights. The Exercise Price and the Exercise Number shall be subject to adjustment from time to time as provided by this Article II; provided, however, that if more than one section of this Article II is applicable to a single event, the section shall be applied that produces the largest adjustment, and no single event shall cause an adjustment under more than one section of this Article II so as to result in duplication.

2.2     Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (a) declare and pay a dividend or make a distribution on its Common Stock in shares of Common Stock, (b) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (c) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, the Exercise Number at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying the Exercise Number effective immediately prior to such event by a fraction (x) the numerator of which shall be the total number of outstanding shares of Common Stock immediately after such event and (y) the denominator of which shall be the total number of outstanding shares of Common Stock immediately prior to such event. In such event, the Exercise Price per share of Common Stock in effect immediately prior to the record date for such dividend or distribution or the effective date of such subdivision, combination or reclassification shall be adjusted by multiplying such Exercise Price by a fraction (i) the numerator of which shall be the Exercise Number immediately prior to such adjustment and (ii) the denominator of which shall be the new Exercise Number determined pursuant to the immediately preceding sentence.

2.3     Rounding of Calculations; Minimum Adjustments. All calculations under this Article II shall be made to the nearest one-tenth (1/10th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. Any provision of this Article II to the contrary notwithstanding, no adjustment in the Exercise Price or the Exercise Number shall be made if the amount of such adjustment would be less than $0.01 or one-tenth (1/10th) of a share of Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or 1/10th of a share of Common Stock, or more, or on exercise of a Warrant if it shall earlier occur.

2.4     Timing of Issuance of Additional Common Stock Upon Certain Adjustments. In any case in which the provisions of this Article II shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (a) issuing to a Holder of Warrants exercised after such record date and before the occurrence of such event the additional shares of Common Stock issuable upon such exercise by reason of the adjustment required by such event over and above the shares of Common Stock issuable upon such exercise before giving effect to such adjustment and (b) paying to such Holder any amount of cash in lieu of a fractional share of Common Stock; provided, however, that the Company upon request shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment, subject to any retroactive readjustment in accordance with Section 2.5(b).

2.5     Other Events; Provisions of General Applicability.

(a)     Neither the Exercise Price nor the Exercise Number shall be adjusted in the event of (i) a change in the par value of the Common Stock or (ii) a change in the jurisdiction of incorporation of the Company.

(b)     In the event that any dividend or distribution described in this Article II is not so made, the Exercise Price and the Exercise Number then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price and the Exercise Number that would then be in effect if such record date had not been fixed.

2.6     Statement Regarding Adjustments. Whenever the Exercise Price or the Exercise Number shall be adjusted as provided in this Article II, the Company shall forthwith file at the principal office of the Company a statement showing in reasonable detail the facts requiring such adjustment and the Exercise Price that shall be in effect and the Exercise Number after such adjustment. The Company shall deliver to the Warrant Agent a copy of such statement and shall cause a copy of such statement to be sent or communicated to the Holders pursuant to Section 4.1.

2.7     Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Article II (but only if the action of the type described in this Article II would result in an adjustment in the Exercise Price or the Exercise Number or a change in the type of securities or property to be delivered upon exercise of a Warrant), the Company shall deliver to the Warrant Agent a notice and shall cause such notice to be sent or communicated to the Holders in the manner set forth in Section 4.1, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of a Warrant. In the case of any action which would require the fixing of a record date, such notice shall be given at least ten (10) days prior to the date so fixed, and in case of all other action, such notice shall be given at least fifteen (15) days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

2.8     Proceedings Prior to Any Action Requiring Adjustment. As a condition precedent to the taking of any action which would require an adjustment pursuant to this Article II, the Company shall take any action which may be necessary, including obtaining regulatory or stockholder approvals or exemptions, in order that the Company may thereafter validly and legally issue as fully paid and nonassessable all Warrant Shares that a Holder is entitled to receive upon exercise of a Warrant pursuant to this Article II.

2.9     Adjustment Rules. Any adjustments pursuant to this Article II shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price made under this Agreement would reduce the Exercise Price per share of Common Stock to an amount below par value of the Common Stock, then such adjustment in Exercise Price made under this Agreement shall reduce the Exercise Price per share of Common Stock to the par value of the Common Stock.

2.10     Prohibited Actions. The Company agrees that it will not take any action which would entitle a Holder to an adjustment of the Exercise Price if the total number of shares of Common Stock issuable after such action upon exercise of the Warrants, together with all shares of Common Stock then outstanding and all shares of Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Common Stock then authorized by its certificate of incorporation.

2.11     Adjustment to Warrant Certificate. The form of Warrant Certificate need not be changed because of any adjustment made pursuant to the Warrant Certificate, and Warrant Certificates issued after such adjustment may state the same Exercise Price and the same Exercise Number as are stated in the Warrant Certificates initially issued pursuant to this Agreement. The Company, however, may at any time in its sole discretion make any change in the form of Warrant Certificate that it may deem appropriate to give effect to such adjustments and that does not affect the substance of the Warrant Certificate, and any Warrant Certificate thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant Certificate or otherwise, may be in the form as so changed.

ARTICLE III

WARRANT AGENT

3.1     Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company with respect to the Warrants and in accordance with the provisions of this Agreement, and the Warrant Agent hereby accepts such appointment.

3.2     Liability of Warrant Agent. The Warrant Agent shall act under this Agreement solely as agent, and its duties shall be determined solely by the provisions of this Agreement. The Warrant Agent shall not be liable for anything that it may do or refrain from doing in connection with this Agreement, except for its own willful misconduct or gross negligence.

3.3     Performance of Duties. The Warrant Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty under this Agreement either itself or by or through its attorneys or agents (which shall not include its employees).

3.4     Disposition of Proceeds on Exercise of Warrants. The Warrant Agent shall account as promptly as practicable to the Company with respect to Warrants exercised and shall concurrently pay to the Company all monies received by the Warrant Agent for the purchase of Warrant Shares through the exercise of such Warrants. If the Warrant Agent shall receive any notice, demand or other document addressed to the Company by a Holder with respect to the Warrants, the Warrant Agent shall as promptly as practicable forward such notice, demand or other document to the Company.

3.5     Consultation with Counsel. The Warrant Agent may consult at any time with legal counsel satisfactory to it (who may be counsel to the Company).

3.6     Reliance on Documents. The Warrant Agent will not incur any liability or responsibility for any action taken in reasonable reliance on any notice, written statement, resolution, waiver, consent, order, certificate or other paper, document or instrument reasonably believed by it to be genuine and to have been signed, sent, presented or made by the proper party or parties. The statements contained herein and in the Warrants shall be taken as statements of the Company, and the Warrant Agent assumes no responsibility for the correctness of any of the same, except as set forth by the Warrant Agent or as evidenced by action taken by the Warrant Agent.

3.7     Validity of Agreement. The Warrant Agent shall not be responsible for the validity, execution or delivery of this Agreement (except the due execution of this Agreement by the Warrant Agent) or for the validity, execution or delivery of any Warrant (except the due countersignature of such Warrant Certificate by the Warrant Agent), and the Warrant Agent shall not by any act under this Agreement be deemed to make any representation or warranty as to the authorization or reservation of any Warrant Shares (or other stock) to be issued pursuant to this Agreement or any Warrant, or as to whether any Warrant Shares (or other stock) will, pursuant to this Agreement or any Warrant, when issued, be validly issued, fully paid and nonassessable.

3.8     Instructions from Company. The Warrant Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties under this Agreement from the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company, and to make an application to such officers for advice or instructions in connection with its duties, and the Warrant Agent shall not be liable for any action taken or suffered to be taken by it in reasonable reliance and in accordance with instructions of any such officer. The Warrant Agent shall not be liable for any action taken by, or omission of any action by, the Warrant Agent in accordance with a proposal included in any such application to such officers on or after the date specified in such application (which date shall not be less than five (5) business days after the date any such officer of the Company actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking any such action (or the effective date in the case of an omission), the Warrant Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

3.9     Proof of Actions Taken. Whenever in the performance of its duties under this Agreement the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering or omitting any action under this Agreement, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed conclusively to be proved and established by a certificate signed by the Chairman of the Board of Directors, Chief Executive Officer, Chief Financial Officer, President, Chief Operating Officer, one of its Executive Vice Presidents or Vice Presidents, the Treasurer or the Controller of the Company and delivered to the Warrant Agent, and such certificate shall be full authorization to the Warrant Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon any such certificate.

3.10     Compensation. The Company agrees to pay the Warrant Agent in accordance with the fee schedule provided to the Company for all reasonable compensation for all services rendered by the Warrant Agent in the performance of its duties under this Agreement as agreed by the Company and the Warrant Agent from time to time and to reimburse the Warrant Agent for all reasonable expenses, taxes and governmental charges and other charges incurred by the Warrant Agent in the performance of its duties under this Agreement.

3.11     Indemnity. The Company shall indemnify the Warrant Agent and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything done or omitted by the Warrant Agent in the performance of its duties under this Agreement, except as a result of the Warrant Agent’s willful misconduct or gross negligence. The Warrant Agent shall indemnify the Company and save it harmless from and against any and all liabilities, including judgments, costs and counsel fees, for anything arising out of or attributable to the Warrant Agent’s refusal or failure to comply with the terms of this Agreement or which arise out of the Warrant Agent’s willful misconduct or gross negligence; provided, however, that the Warrant Agent’s aggregate liability under this Agreement with respect to, arising from or arising in connection with this Agreement, whether in contract, in tort or otherwise, is limited to and shall not exceed the amounts paid under this Agreement by the Company to the Warrant Agent as fees and charges, and reimbursable expenses. The Warrant Agent shall notify the Company promptly of any claim for which it may seek indemnity.

3.12     Legal Proceedings. The Warrant Agent shall be under no obligation to institute any action, suit or legal proceeding or to take any other action likely to involve expense unless the Company or any one or more Holders shall furnish the Warrant Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Warrant Agent to take such action as the Warrant Agent may consider proper, whether with or without any such security or indemnity. All rights of action under this Agreement or under any of the Warrants may be enforced by the Warrant Agent without the possession of any of the Warrants or the production thereof at any trial or other proceeding relative thereto, and any such action, suit or proceeding instituted by the Warrant Agent shall be brought in its name as warrant agent, and any recovery of judgment shall be for the ratable benefit of the Holders, as their respective rights or interests may appear.

3.13     Identity of Transfer Agent. Upon the appointment of any subsequent transfer agent for the Common Stock, or any other shares of the Company’s capital stock issuable upon the exercise of the Warrants, the Company shall file with the Warrant Agent a statement setting forth the name and address of such subsequent transfer agent.

3.14     Company to Provide and Maintain Warrant Agent. The Company agrees for the benefit of the Holders that there shall at all times be a Warrant Agent under this Agreement until all the Warrants have been exercised or cancelled or are no longer exercisable.

3.15     Resignation and Removal. The Warrant Agent may at any time resign by giving written notice to the Company of such intention on its part, specifying the date on which its desired resignation shall become effective. The Warrant Agent under this Agreement may be removed at any time by the filing with it of an instrument in writing signed by or on behalf of the Company and specifying such removal and the date when it shall become effective.

3.16     Company to Appoint Successor. If at any time the Warrant Agent shall resign, shall be removed, shall become incapable of acting, shall be adjudged bankrupt or insolvent or shall commence a voluntary case under the federal bankruptcy laws, as now or hereafter constituted, or under any other applicable federal or state bankruptcy, insolvency or similar law or shall consent to the appointment of or the taking possession by a receiver, custodian, liquidator, assignee, trustee, sequestrator (or other similar official) of the Warrant Agent or its property or affairs, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due, or shall take corporate action in furtherance of any such action, or a decree or order for relief by a court having jurisdiction in the premises shall have been entered in respect of the Warrant Agent in an involuntary case under the federal bankruptcy laws, as now or hereafter constituted, or any other applicable federal or state bankruptcy, insolvency or similar law, or a decree or order by a court having jurisdiction in the premises shall have been entered for the appointment of a receiver, custodian, liquidator, assignee, trustee, sequestrator (or similar official) of the Warrant Agent or of its property or affairs, or any public officer shall take charge or control of the Warrant Agent or of its property or affairs for the purpose of rehabilitation, conservation, winding up or liquidation, a successor Warrant Agent, qualified as aforesaid, shall be appointed by the Company by an instrument in writing, filed with the successor Warrant Agent. In the event that a successor Warrant Agent is not appointed by the Company, a successor Warrant Agent, qualified as aforesaid, may be appointed by the Warrant Agent or the Warrant Agent may petition a court to appoint a successor Warrant Agent. Upon the appointment as aforesaid of a successor Warrant Agent and acceptance by the successor Warrant Agent of such appointment, the Warrant Agent shall cease to be Warrant Agent under this Agreement; provided, however, that in the event of the resignation of the Warrant Agent under this Section 3.16, such resignation shall be effective on the earlier of (i) the date specified in the Warrant Agent’s notice of resignation and (ii) the appointment and acceptance of a successor Warrant Agent under this Agreement.

3.17     Successor to Expressly Assume Duties. Any successor Warrant Agent appointed under this Agreement shall execute, acknowledge and deliver to its predecessor and to the Company an instrument accepting such appointment under this Agreement, and thereupon such successor Warrant Agent, without any further act, deed or conveyance, shall become vested with all the rights and obligations of such predecessor with like effect as if originally named as the Warrant Agent under this Agreement, and such predecessor, upon payment of its charges and disbursements then unpaid, shall thereupon become obligated to transfer, deliver and pay over, and such successor Warrant Agent shall be entitled to receive, all monies, securities and other property on deposit with or held by such predecessor, as the Warrant Agent under this Agreement.

3.18     Successor by Merger. Any entity into which the Warrant Agent may be merged or consolidated, or any entity resulting from any merger or consolidation to which the Warrant Agent shall be a party, or any entity to which the Warrant Agent shall sell or otherwise transfer all or substantially all of its assets and business, shall be the successor Warrant Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided, however, that it shall be qualified as aforesaid.

ARTICLE IV

MISCELLANEOUS

4.1     Notices. Any notice pursuant to this Agreement by the Company or by any Holder to the Warrant Agent, or by the Warrant Agent or by any Holder to the Company, shall be in writing and shall be delivered in person or by facsimile transmission, or mailed first class, postage prepaid, (a) to the Company, at its offices at [•], Attention: [•], or (b) to the Warrant Agent, at its offices at [•]. Each party to this Agreement may from time to time change the address to which notices to it are to be delivered or mailed by notice to the other party. Any notice mailed pursuant to this Agreement by the Company or the Warrant Agent to the Holders shall be in writing and shall be mailed first class, postage prepaid, or otherwise delivered, to such Holders at their respective addresses on the registry of the Warrant Agent.

4.2     Supplements and Amendments. The Company and the Warrant Agent may from time to time supplement or amend this Agreement without the approval of any Holder in order to cure any ambiguity or to correct or supplement any provision contained in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions in regard to matters or questions arising under this Agreement that the Company and the Warrant Agent may deem necessary or desirable; provided, however, that no such supplement or amendment to this Agreement shall be made that adversely affects the interests or rights of any of the Holders in any respect. Notwithstanding the foregoing, a supplement or amendment to this Agreement may be made by one or more substantially concurrent written instruments duly signed by the Holders of a majority of the then outstanding Warrants and delivered to the Company; provided, however, that the consent of each Holder affected thereby shall be required for any amendment pursuant to which: (a) the Exercise Price would be increased or the Exercise Number would be decreased (in each case, other than pursuant to adjustments in accordance with Article II) or (b) the time period during which the Warrants are exercisable would be shortened. In determining whether the Holders of the required number of outstanding Warrants have approved any supplement or amendment to this Agreement, Warrants owned by the Company or its controlled Affiliates, if any, shall be disregarded and deemed not to be outstanding.

4.3     Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of the respective successors and assigns of the Company or the Warrant Agent under this Agreement.

4.4     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware.

4.5     Benefits of this Agreement. This Agreement shall be for the sole and exclusive benefit of the Company, the Warrant Agent and the Holders of the Warrants. Nothing in this Agreement shall be construed to give to any Person other than the Company, the Warrant Agent and the Holders any legal or equitable right, remedy or claim under this Agreement.

4.6     Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

4.7     Table of Contents; Headings. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part of this Agreement and shall not modify or restrict any of the terms or provisions of this Agreement.

4.8     Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

4.9     Availability of Agreement. The Warrant Agent shall keep copies of this Agreement and any notices given or received under this Agreement available for inspection by the Holders during normal business hours at its principal office. The Company shall supply the Warrant Agent from time to time with such numbers of copies of this Agreement as the Warrant Agent may request.

4.10     Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.

4.11     Definitions. As used in this Agreement, the following terms having the meanings ascribed thereto below:

“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management and/or policies of such Person, whether through the ownership of voting securities by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Board of Directors” means the board of directors of the Company, including any duly authorized committee thereof.

“business day” means any day except Saturday, Sunday and any day on which banking institutions in the State of North Carolina or California are authorized or required by law or other governmental actions to close.

“Common Stock” has the meaning set forth in the recitals.

“Company” has the meaning set forth in the preamble.

“Exercise Number” has the meaning set forth in Section 1.3.

“Exercise Price” has the meaning set forth in Section 1.3.

“Expiration Date” has the meaning set forth in Section 1.4.

“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith.

“Glacier” has the meaning set forth in the recitals.

“Holder” and “Holders” has the meaning set forth in the recitals.

“Issue Date” means, with respect to a Warrant Certificate, the date set forth on such Warrant Certificate.

“Market Price” means, with respect to a particular security, on any given day, the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the last closing bid and ask prices regular way, in either case on the principal national securities exchange on which the applicable securities are listed or admitted to trading. If such security is not listed and traded in a manner that the quotations referred to above are available for the period required under this Agreement, the Market Price per share of Common Stock shall be deemed to be the Fair Market Value.

“Merger Agreement” has the meaning set forth in the recitals.

“Notice of Exercise” has the meaning set forth in Section 1.5.

“Ordinary Cash Dividends” means a regular quarterly cash dividend on shares of Common Stock legally available therefor; in each case, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction.

“Person” has the meaning given to it in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act.

“trading day” means (i) if the shares of Common Stock are not traded on any national or regional securities exchange or association or over-the-counter market, a business day or (ii) if the shares of Common Stock are traded on any national or regional securities exchange or association or over-the-counter market, a business day on which such relevant exchange or quotation system is scheduled to be open for business and on which the shares of Common Stock (x) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market for any period or periods aggregating one half hour or longer; and (y) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the shares of Common Stock. The term “trading day” with respect to any security other than the Common Stock shall have a correlative meaning based on the primary exchange or quotation system on which such security is listed or traded.

“Warrant” and “Warrants” has the meaning set forth in the recitals.

“Warrant Agent” has the meaning set forth in the preamble.

“Warrant Certificate” and “Warrant Certificates” has the meaning set forth in Section 1.1.

“Warrant Share” and “Warrant Shares” has the meaning set forth in the recitals.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, all as of the day and year first above written.

THE COMPANY: PRIMO WATER CORPORATION

By:

Name:

Title:

WARRANT AGENT: WELLS FARGO BANK, NATIONAL ASSOCIATION

By:

Name:

Title:

[Signature Page to the Warrant Agreement]

EXHIBIT A

COMMON STOCK PURCHASE WARRANTS

[                    ] Warrants to Purchase

[                    ] Shares of Common Stock of

PRIMO WATER CORPORATION

This certifies that, for value received, [•] or registered assigns (the “Holder”), is entitled to purchase from Primo Water Corporation, a Delaware corporation (the “Company”), at any time from 9:00 a.m., Eastern Standard Time, on [•], 201[•] until 5:00 p.m., Eastern Standard Time, on [•], 201[•] (the “Expiration Date”), at an exercise price of $[•] per Warrant (the “Exercise Price”), the number of shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), obtained by multiplying (i) [•] by (ii) the number of Warrants held by the Holder. The number of shares purchasable upon exercise of the Warrants and the Exercise Price are subject to adjustment from time to time as set forth in the Warrant Agreement (as defined below). Capitalized terms not defined in this Warrant Certificate shall have the meaning given thereto in the Warrant Agreement (as defined below). Exercise of the Warrants is subject to vesting as set forth in the Warrant Agreement.

The Warrants may be exercised in whole or in part by presentation of this Warrant Certificate with the Notice of Exercise on the reverse side hereof duly executed and simultaneous payment of the Exercise Price at the principal office of Wells Fargo Bank, National Association (the “Warrant Agent”). Payment of such price shall be made, at the option of the applicable Holder, either (i) in cash or by certified or official bank check payable to the Warrant Agent or (ii) by delivering a written direction to the Warrant Agent that the Holder desires to exercise Warrants pursuant to a “cashless exercise,” in which case the Holder will receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price. The Exercise Price and the number of shares of Common Stock that may be purchased upon the exercise of the Warrants evidenced by this Warrant Certificate are subject to modification and adjustment in accordance with the terms of the Warrant Agreement.

This Warrant Certificate is issued under and in accordance with a Warrant Agreement, dated as of [•], 201[•], by and between the Company and the Warrant Agent (the “Warrant Agreement”), and is subject to the terms and provisions contained in the Warrant Agreement, to all of which the Holder by acceptance hereof consents. A copy of the Warrant Agreement may be obtained by the Holder upon written request to the Company or at the office of the Warrant Agent.

Upon any partial exercise of the Warrants evidenced by this Warrant Certificate, there shall be countersigned and issued to the Holder a new Warrant Certificate in respect of the shares of Common Stock as to which the Warrants evidenced by this Warrant Certificate shall not have been exercised. This Warrant Certificate may be exchanged at the office of the Warrant Agent by surrender of this Warrant Certificate properly endorsed either separately or in combination with one or more other Warrant Certificates for one or more new Warrant Certificates evidencing the right of the Holder to purchase the same aggregate number of shares of Common Stock as were purchasable on exercise of the Warrants evidenced by the Warrant Certificate or Certificates exchanged. No fractional shares will be issued upon the exercise of any Warrant, but the Company will pay the cash value thereof determined as provided in the Warrant Agreement.

The Holder may be treated by the Company, the Warrant Agent and all other persons dealing with this Warrant Certificate as the absolute owner hereof.

The Warrants may be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, but only in accordance with the terms of the Warrant Agreement and in compliance with all applicable laws.

This Warrant Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Warrant Agent.

Dated: [•], 201[•]

PRIMO WATER CORPORATION

By:

Name:

Title:

[Seal]

Countersigned:

as Warrant Agent

By:
Authorized Signature

EXHIBIT B

NOTICE OF EXERCISE

(To be executed upon exercise of Warrant)

To: PRIMO WATER CORPORATION

The undersigned hereby irrevocably elects to exercise the right of purchase represented by the Warrant Certificate within for, and to purchase thereunder,                 shares of the common stock, par value $0.001 per share, of Primo Water Corporation (the “Common Stock”), as provided for therein, and tenders herewith payment of the purchase price.

The purchase price shall be paid:

_____     in cash, certified check or official bank check; or

_____          by electing to receive a number of shares of Common Stock that is equal to the aggregate number of shares of Common Stock for which the Warrants are being exercised less the number of shares of Common Stock that have an aggregate Market Price (as defined in the Warrant Agreement) on the trading day on which such Warrants are exercised that is equal to the aggregate Exercise Price (as defined in the Warrant Agreement).

Please issue a certificate or certificates for such shares of Common Stock in the name of, and pay any cash for any fractional share to:

If in book-entry form:

DEPOSITORY ACCOUNT NUMBER:

NAME OF AGENT MEMBER:

If in definitive/certificated form:

SOCIAL SECURITY NUMBER OR OTHER IDENTIFYING NUMBER OF ASSIGNEE, IF ANY:	NAME:

ADDRESS:

SIGNATURE:

NOTE:

The above signature should correspond exactly with the name on the face of this Warrant Certificate or with the name of the assignee appearing in the Permitted Transfer form below and must be guaranteed by a member of a recognized guarantee medallion program.

And, if said number of shares shall not be all the shares purchasable under the within Warrant Certificate, a new Warrant Certificate is to be issued in the name of said undersigned for the balance remaining of the shares purchasable thereunder less any fraction of a share paid in cash.

PERMITTED TRANSFER

(To be executed only upon transfer of Warrant Certificate to the extent such transfer is permissible under the terms of the Warrant Agreement)

For value received, _______________ hereby sells, assigns and transfers unto the within Warrant Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint _____________ attorney, to transfer said Warrant Certificate on the books of Primo Water Corporation, with full power of substitution in the premises.

Dated: ________________, 2016

NOTE:	The above signature should correspond exactly with the name on the face of this Warrant Certificate and must be guaranteed by a member of a recognized guarantee medallion program.

APPENDIX C

VOTING AGREEMENTS BY AND BETWEEN PRIMO WATER CORPORATION AND EACH OF RICHARD KAYNE, BRIAN MCINERNEY AND CHARLES NORRIS

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and dated as of October 9, 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     Stockholder is the beneficial or record owner of, or exercises voting power over, at least the number of shares of capital stock of the Company set forth on the signature page hereto (all such shares (but only up to the number specified on such signature page) owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”).

B.     The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of the Purchaser to enter into the Agreement and Plan of Merger, dated of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company and David Shladovsky, as Stockholder Representative, pursuant to which Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Purchaser (the “Merger”).

C.     Stockholder understands and acknowledges that the Purchaser is entitled to rely on the truth and accuracy of Stockholder’s representations and warranties contained herein and Stockholder’s performance of the obligations set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.        Restrictions on Shares.

(a)     Stockholder shall not, directly or indirectly, Transfer, or permit or otherwise cause the Transfer of, the Shares, and shall cause that no offer shall be made or agreement entered into providing for a Transfer of the Shares, or commit to do any of the foregoing, at any time prior to the Expiration Time, except for Permitted Transfers. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any capital stock or interest in any capital stock, in whole or in part, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. As used herein, “Permitted Transfer” means a Transfer to any Person who prior to, and as a condition of, any such Transfer, enters into and delivers to the Purchaser a voting agreement in favor of the Purchaser substantially in the form of this Agreement with respect to the Shares transferred to such Person.

(b)     At any time on or after the date of this Agreement and prior to the earliest of: (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms, other than in the circumstances set forth in clause (iii) below; (iii) the 6-month anniversary of the valid termination of the Merger Agreement in accordance with its terms in circumstances in which the Termination Fee is payable by the Company; (iv) the entering into of any amendment by the parties to, or the waiver by the Company of any provision of, the Merger Agreement that reduces the amount of consideration payable by the Purchaser and/or Merger Sub pursuant to the Merger Agreement, without the prior written consent of Stockholder; or (v) such date and time designated by the Purchaser in a written notice to Stockholder (such earliest time, the “Expiration Time”), Stockholder shall not, directly or indirectly, grant (or cause or permit to be granted) any proxies or powers of attorney with respect to any of the Shares in a manner inconsistent with Section 2, deposit (or cause or permit to be deposited) any of the Shares into a voting trust, or enter into (or cause or permit to be entered into) a voting agreement or similar arrangement or commitment or grant (or cause or permit to be granted) any option or warrant with respect to any of the Shares or commit to do any of the foregoing. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company’s common stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term “Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c)     Any attempted Transfer in violation of this Agreement, or the taking of any other action in violation of this Section 1, shall be null and void ab initio. If any involuntary Transfer of any or all of the Shares shall occur (including, if applicable, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), or any other involuntary action in violation of this Section 1 shall occur resulting in any Person having beneficial ownership over any or all of the Shares or otherwise having the power to exercise, in whole or in part, any control over any or all of the Shares with respect to any of the matters contemplated by this Agreement, then the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) or such other Person shall take and hold the Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “beneficial ownership” (and correlative terms) shall have the meaning set forth in, and be interpreted in accordance with, Rule 13d-3 under the Exchange Act; provided, however, that a Person shall be deemed to have beneficial ownership over any securities which may be acquired by such Person pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.       Agreement to Vote Shares; Waiver of Appraisal Rights.

(a)     Prior to the Expiration Time, at the earlier of (i) the third Business Day following the date on which the Registration Statement is declared effective by the SEC or (ii) such other date as directed by the Purchaser, Stockholder shall execute and deliver a written consent in lieu of meeting approving the adoption of the Merger Agreement and approving the Merger, a form of which is attached hereto as Exhibit A (the “Stockholder Written Consent”);

(b)     Prior to the Expiration Time, at any and every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters (other than the Stockholder Written Consent), unless otherwise directed in writing by the Purchaser, Stockholder shall:

(i)     appear (in person or by proxy) at any such meeting (or any adjournment or postponement thereof);

(ii)     cause the Shares to be counted at any such meeting as present thereat for purposes of calculating a quorum; and

(iii)     cause the Shares to be voted (A) in favor of approval of the adoption of the Merger Agreement and the approval of the Merger, (B) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Merger if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held, (C) against any Acquisition Proposal (including any Superior Proposal) and (D) against any action, proposal, transaction or agreement that could result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of the Purchaser’s, the Company’s or Merger Sub’s conditions under the Merger Agreement (including, for the avoidance of doubt, any change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter)).

(c)     Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from, subject to Section 2(e) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2 hereof, to the extent applicable.

(d)     Prior to the Expiration Time, Stockholder, in its capacity as a Stockholder of the Company (but not as a director thereof), shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not), directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person regarding, or that could lead to the making of, any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(d)), (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, or (iv) alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform the Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof. For clarity, an Acquisition Proposal includes, but is not limited to, any Superior Proposal.    To the extent Stockholder is a director of the Company, Stockholder agrees to be bound by Section 4.3 of the Merger Agreement, in its capacity as such director, as if Stockholder were a party thereto.

(e)     Stockholder shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Merger Agreement.

(f)     The obligations set forth in this Section 2 shall apply (i) whether or not the adoption of the Merger Agreement, the approval of the Merger or any other action described above is or continues to be recommended by the Board of Directors of the Company (and, for the avoidance of doubt, such obligations shall apply despite the occurrence of any Change of Recommendation) and (ii) notwithstanding the termination of the Merger Agreement.

(g)     Stockholder hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of the Shares in connection with the Merger.

3.     Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Purchaser as follows as of the date hereof:

(a)     Stockholder is the beneficial or record owner of, or exercises voting power over, the Shares. No Person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares (to the extent not Transferred in accordance with this Agreement) are and will be at all times up until the Expiration Time free and clear of any Liens that would adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement.

(b)     Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder, and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(c)     The execution and delivery of this Agreement does not, and the performance by Stockholder of his, her or its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing his, her or its obligations under this Agreement.

(d)     Neither Stockholder nor any of Stockholder’s Affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than this Agreement.

(e)     Stockholder understands and acknowledges that the Purchaser and Merger Sub are entering into the Merger Agreement and consummating the transactions contemplated thereby in reliance upon such Shareholder’s execution and delivery of this Agreement.

4.     Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Stockholder as follows: (a) the Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (b) this Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (c) the execution and delivery of this Agreement does not, and the performance by the Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of the Purchaser, or any Contract, Law or Order to which the Purchaser is a party or by which the Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

5.     Confidentiality. Except to the extent required by applicable Law, Stockholder shall hold any information regarding this Agreement (including the existence or terms hereof) and the Merger Agreement and the transactions contemplated hereby and thereby (including the Merger) in strict confidence and shall not divulge any such information to any Person. Neither Stockholder, nor any of Stockholder’s Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger Agreement or the other transactions contemplated hereby or thereby (including the Merger) without the prior written consent of the Purchaser, except to the extent required by applicable Law. In the event any disclosure subject to this Section 5 is required pursuant to applicable Law, Stockholder shall promptly inform the Purchaser thereof and shall use reasonable best efforts to consult with the Purchaser to the extent practicable regarding such disclosure and consider in good faith any comments the Purchaser may have to such disclosure.

6.        Miscellaneous.

(a)     Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide:

(i)	if to the Purchaser, to:

Primo Water Corporation
101 N. Cherry Street, Suite 501
Winston Salem, NC 27101
Attention: Billy D. Prim
Tel: (336) 331-4000

with a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Attention: Gerald F. Roach, Esq.

Raleigh, NC 27601

Tel: (919) 821-1220

Fax: (919) 821-6800

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b)     Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c)     Specific Performance; Injunctive Relief. The parties each agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)     Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

(e)     Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of the Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of the Purchaser hereunder, may be assigned or delegated in whole or in part by the Purchaser to any affiliate of the Purchaser without the consent of or any action by Stockholder upon notice by the Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f)     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g)     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h)     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

(i)     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(i).

(j)     Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder; provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(k)     Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(l)     No Ownership Interest; No Joint Venture; No Fiduciary Duties. Nothing contained in this Agreement shall be deemed to vest in the Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of or relating to the Shares shall remain vested in and belong to Stockholder, and the Purchaser and its affiliates shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company, except as otherwise provided in the Merger Agreement or exercise any power or authority of Stockholder in the voting of any of the Shares. Nothing in this Agreement shall be interpreted as creating or forming a “group” between Stockholder and the Purchaser for purposes of Rule 13d-5(b)(1) under the Exchange Act or any other similar provision of applicable law. This Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or any of their Affiliates with respect to the Merger Agreement or any of the transactions contemplated thereby and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise. The Purchaser acknowledges and agrees that Stockholder owes no fiduciary duties to the Purchaser or any of its Affiliates as a result of, or in connection with, this Agreement, the Merger Agreement or the transactions contemplated thereby. Stockholder is entering into this Agreement solely in his, her or its capacity as the holder of the Shares indicated on the signature page hereof, and nothing herein shall limit or affect any actions taken by, or otherwise obligate, Stockholder or his, her or its affiliates in any other capacity.

(m)     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(n)     Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement. Stockholder shall give the Purchaser prompt written notice of (i) the occurrence of any fact, event or circumstance that causes any representation or warranty of Stockholder set forth in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of Stockholder to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement.

(o)     Covenant Not to Sue. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, the Purchaser or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Primo Water Corporation, a Delaware corporation

By:	/s/ Billy D. Prim
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

By:	/s/ Richard A. Kayne
Richard A. Kayne

Address: Kayne Anderson Capital Advisors, LP 1800 Avenue of the Stars, Third Floor Los Angeles, CA 90067 Attn: Richard A. Kayne

Shares beneficially owned by Stockholder and his, her or its affiliates on the date hereof:

568,934 shares of Company common stock, par value $0.01 per share

[Signature Page to Voting Agreement]

EXHIBIT A

FORM OF WRITTEN CONSENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and dated as of October 9, 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     Stockholder is the beneficial or record owner of, or exercises voting power over, at least the number of shares of capital stock of the Company set forth on the signature page hereto (all such shares (but only up to the number specified on such signature page) owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”).

B.     The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of the Purchaser to enter into the Agreement and Plan of Merger, dated of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company and David Shladovsky, as Stockholder Representative, pursuant to which Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Purchaser (the “Merger”).

C.     Stockholder understands and acknowledges that the Purchaser is entitled to rely on the truth and accuracy of Stockholder’s representations and warranties contained herein and Stockholder’s performance of the obligations set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.       Restrictions on Shares.

(a)     Stockholder shall not, directly or indirectly, Transfer, or permit or otherwise cause the Transfer of, the Shares, and shall cause that no offer shall be made or agreement entered into providing for a Transfer of the Shares, or commit to do any of the foregoing, at any time prior to the Expiration Time, except for Permitted Transfers. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any capital stock or interest in any capital stock, in whole or in part, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. As used herein, “Permitted Transfer” means a Transfer to any Person who prior to, and as a condition of, any such Transfer, enters into and delivers to the Purchaser a voting agreement in favor of the Purchaser substantially in the form of this Agreement with respect to the Shares transferred to such Person.

(b)     At any time on or after the date of this Agreement and prior to the earliest of: (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms, other than in the circumstances set forth in clause (iii) below; (iii) the 6-month anniversary of the valid termination of the Merger Agreement in accordance with its terms in circumstances in which the Termination Fee is payable by the Company; (iv) the entering into of any amendment by the parties to, or the waiver by the Company of any provision of, the Merger Agreement that reduces the amount of consideration payable by the Purchaser and/or Merger Sub pursuant to the Merger Agreement, without the prior written consent of Stockholder; or (v) such date and time designated by the Purchaser in a written notice to Stockholder (such earliest time, the “Expiration Time”), Stockholder shall not, directly or indirectly, grant (or cause or permit to be granted) any proxies or powers of attorney with respect to any of the Shares in a manner inconsistent with Section 2, deposit (or cause or permit to be deposited) any of the Shares into a voting trust, or enter into (or cause or permit to be entered into) a voting agreement or similar arrangement or commitment or grant (or cause or permit to be granted) any option or warrant with respect to any of the Shares or commit to do any of the foregoing. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company’s common stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term “Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c)     Any attempted Transfer in violation of this Agreement, or the taking of any other action in violation of this Section 1, shall be null and void ab initio. If any involuntary Transfer of any or all of the Shares shall occur (including, if applicable, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), or any other involuntary action in violation of this Section 1 shall occur resulting in any Person having beneficial ownership over any or all of the Shares or otherwise having the power to exercise, in whole or in part, any control over any or all of the Shares with respect to any of the matters contemplated by this Agreement, then the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) or such other Person shall take and hold the Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “beneficial ownership” (and correlative terms) shall have the meaning set forth in, and be interpreted in accordance with, Rule 13d-3 under the Exchange Act; provided, however, that a Person shall be deemed to have beneficial ownership over any securities which may be acquired by such Person pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.      Agreement to Vote Shares; Waiver of Appraisal Rights.

(a)     Prior to the Expiration Time, at the earlier of (i) the third Business Day following the date on which the Registration Statement is declared effective by the SEC or (ii) such other date as directed by the Purchaser, Stockholder shall execute and deliver a written consent in lieu of meeting approving the adoption of the Merger Agreement and approving the Merger, a form of which is attached hereto as Exhibit A (the “Stockholder Written Consent”);

(b)     Prior to the Expiration Time, at any and every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters (other than the Stockholder Written Consent), unless otherwise directed in writing by the Purchaser, Stockholder shall:

(i)     appear (in person or by proxy) at any such meeting (or any adjournment or postponement thereof);

(ii)     cause the Shares to be counted at any such meeting as present thereat for purposes of calculating a quorum; and

(iii)     cause the Shares to be voted (A) in favor of approval of the adoption of the Merger Agreement and the approval of the Merger, (B) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Merger if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held, (C) against any Acquisition Proposal (including any Superior Proposal) and (D) against any action, proposal, transaction or agreement that could result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of the Purchaser’s, the Company’s or Merger Sub’s conditions under the Merger Agreement (including, for the avoidance of doubt, any change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter)).

(c)     Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from, subject to Section 2(e) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2 hereof, to the extent applicable.

(d)     Prior to the Expiration Time, Stockholder, in its capacity as a Stockholder of the Company (but not as a director thereof), shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not), directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person regarding, or that could lead to the making of, any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(d)), (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, or (iv) alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform the Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof. For clarity, an Acquisition Proposal includes, but is not limited to, any Superior Proposal.    To the extent Stockholder is a director of the Company, Stockholder agrees to be bound by Section 4.3 of the Merger Agreement, in its capacity as such director, as if Stockholder were a party thereto.

(e)     Stockholder shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Merger Agreement.

(f)     The obligations set forth in this Section 2 shall apply (i) whether or not the adoption of the Merger Agreement, the approval of the Merger or any other action described above is or continues to be recommended by the Board of Directors of the Company (and, for the avoidance of doubt, such obligations shall apply despite the occurrence of any Change of Recommendation) and (ii) notwithstanding the termination of the Merger Agreement.

(g)     Stockholder hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of the Shares in connection with the Merger.

3.      Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Purchaser as follows as of the date hereof:

(a)     Stockholder is the beneficial or record owner of, or exercises voting power over, the Shares. No Person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares (to the extent not Transferred in accordance with this Agreement) are and will be at all times up until the Expiration Time free and clear of any Liens that would adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement.

(b)     Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder, and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(c)     The execution and delivery of this Agreement does not, and the performance by Stockholder of his, her or its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing his, her or its obligations under this Agreement.

(d)     Neither Stockholder nor any of Stockholder’s Affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than this Agreement.

(e)     Stockholder understands and acknowledges that the Purchaser and Merger Sub are entering into the Merger Agreement and consummating the transactions contemplated thereby in reliance upon such Shareholder’s execution and delivery of this Agreement.

4.     Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Stockholder as follows: (a) the Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (b) this Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (c) the execution and delivery of this Agreement does not, and the performance by the Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of the Purchaser, or any Contract, Law or Order to which the Purchaser is a party or by which the Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

5.     Confidentiality. Except to the extent required by applicable Law, Stockholder shall hold any information regarding this Agreement (including the existence or terms hereof) and the Merger Agreement and the transactions contemplated hereby and thereby (including the Merger) in strict confidence and shall not divulge any such information to any Person. Neither Stockholder, nor any of Stockholder’s Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger Agreement or the other transactions contemplated hereby or thereby (including the Merger) without the prior written consent of the Purchaser, except to the extent required by applicable Law. In the event any disclosure subject to this Section 5 is required pursuant to applicable Law, Stockholder shall promptly inform the Purchaser thereof and shall use reasonable best efforts to consult with the Purchaser to the extent practicable regarding such disclosure and consider in good faith any comments the Purchaser may have to such disclosure.

6.     Miscellaneous.

(a)     Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide:

(i)	if to the Purchaser, to:

Primo Water Corporation
101 N. Cherry Street, Suite 501
Winston Salem, NC 27101
Attention: Billy D. Prim
Tel: (336) 331-4000

with a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Attention: Gerald F. Roach, Esq.

Raleigh, NC 27601

Tel: (919) 821-1220

Fax: (919) 821-6800

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b)     Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c)     Specific Performance; Injunctive Relief. The parties each agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)     Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

(e)     Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of the Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of the Purchaser hereunder, may be assigned or delegated in whole or in part by the Purchaser to any affiliate of the Purchaser without the consent of or any action by Stockholder upon notice by the Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f)     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g)     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h)     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

(i)     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(i).

(j)     Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder; provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(k)     Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(l)     No Ownership Interest; No Joint Venture; No Fiduciary Duties. Nothing contained in this Agreement shall be deemed to vest in the Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of or relating to the Shares shall remain vested in and belong to Stockholder, and the Purchaser and its affiliates shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company, except as otherwise provided in the Merger Agreement or exercise any power or authority of Stockholder in the voting of any of the Shares. Nothing in this Agreement shall be interpreted as creating or forming a “group” between Stockholder and the Purchaser for purposes of Rule 13d-5(b)(1) under the Exchange Act or any other similar provision of applicable law. This Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or any of their Affiliates with respect to the Merger Agreement or any of the transactions contemplated thereby and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise. The Purchaser acknowledges and agrees that Stockholder owes no fiduciary duties to the Purchaser or any of its Affiliates as a result of, or in connection with, this Agreement, the Merger Agreement or the transactions contemplated thereby. Stockholder is entering into this Agreement solely in his, her or its capacity as the holder of the Shares indicated on the signature page hereof, and nothing herein shall limit or affect any actions taken by, or otherwise obligate, Stockholder or his, her or its affiliates in any other capacity.

(m)     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(n)     Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement. Stockholder shall give the Purchaser prompt written notice of (i) the occurrence of any fact, event or circumstance that causes any representation or warranty of Stockholder set forth in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of Stockholder to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement.

(o)     Covenant Not to Sue. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, the Purchaser or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Primo Water Corporation, a Delaware corporation

By:	/s/ Billy D. Prim
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

By:	/s/ Brian McInerney
Brian McInerney

Address:

Glacier Water Services, Inc. 1385 Park Center Drive Vista, California 92081 Attn: Brian McInerney

Shares beneficially owned by Stockholder and his, her or its affiliates on the date hereof:

35,380 shares of Company common stock, par value $0.01 per share

[Signature Page to Voting Agreement]

EXHIBIT A

FORM OF WRITTEN CONSENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and dated as of October 9, 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.     Stockholder is the beneficial or record owner of, or exercises voting power over, at least the number of shares of capital stock of the Company set forth on the signature page hereto (all such shares (but only up to the number specified on such signature page) owned beneficially or of record by Stockholder, or over which Stockholder exercises voting power, on the date hereof, collectively, the “Shares”).

B.     The execution and delivery of this Agreement by Stockholder is a material inducement to the willingness of the Purchaser to enter into the Agreement and Plan of Merger, dated of even date herewith (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company and David Shladovsky, as Stockholder Representative, pursuant to which Merger Sub will merge with and into the Company with the Company surviving the Merger as a wholly-owned subsidiary of the Purchaser (the “Merger”).

C.     Stockholder understands and acknowledges that the Purchaser is entitled to rely on the truth and accuracy of Stockholder’s representations and warranties contained herein and Stockholder’s performance of the obligations set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the promises and the covenants and agreements set forth in the Merger Agreement and in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.       Restrictions on Shares.

(a)     Stockholder shall not, directly or indirectly, Transfer, or permit or otherwise cause the Transfer of, the Shares, and shall cause that no offer shall be made or agreement entered into providing for a Transfer of the Shares, or commit to do any of the foregoing, at any time prior to the Expiration Time, except for Permitted Transfers. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any capital stock or interest in any capital stock, in whole or in part, or (b) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. As used herein, “Permitted Transfer” means a Transfer to any Person who prior to, and as a condition of, any such Transfer, enters into and delivers to the Purchaser a voting agreement in favor of the Purchaser substantially in the form of this Agreement with respect to the Shares transferred to such Person.

(b)     At any time on or after the date of this Agreement and prior to the earliest of: (i) the Effective Time; (ii) the valid termination of the Merger Agreement in accordance with its terms, other than in the circumstances set forth in clause (iii) below; (iii) the 6-month anniversary of the valid termination of the Merger Agreement in accordance with its terms in circumstances in which the Termination Fee is payable by the Company; (iv) the entering into of any amendment by the parties to, or the waiver by the Company of any provision of, the Merger Agreement that reduces the amount of consideration payable by the Purchaser and/or Merger Sub pursuant to the Merger Agreement, without the prior written consent of Stockholder; or (v) such date and time designated by the Purchaser in a written notice to Stockholder (such earliest time, the “Expiration Time”), Stockholder shall not, directly or indirectly, grant (or cause or permit to be granted) any proxies or powers of attorney with respect to any of the Shares in a manner inconsistent with Section 2, deposit (or cause or permit to be deposited) any of the Shares into a voting trust, or enter into (or cause or permit to be entered into) a voting agreement or similar arrangement or commitment or grant (or cause or permit to be granted) any option or warrant with respect to any of the Shares or commit to do any of the foregoing. In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in the Company’s common stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the term “Shares” shall be deemed to refer to and include all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

(c)     Any attempted Transfer in violation of this Agreement, or the taking of any other action in violation of this Section 1, shall be null and void ab initio. If any involuntary Transfer of any or all of the Shares shall occur (including, if applicable, a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), or any other involuntary action in violation of this Section 1 shall occur resulting in any Person having beneficial ownership over any or all of the Shares or otherwise having the power to exercise, in whole or in part, any control over any or all of the Shares with respect to any of the matters contemplated by this Agreement, then the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) or such other Person shall take and hold the Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until valid termination of this Agreement. For purposes of this Agreement, “beneficial ownership” (and correlative terms) shall have the meaning set forth in, and be interpreted in accordance with, Rule 13d-3 under the Exchange Act; provided, however, that a Person shall be deemed to have beneficial ownership over any securities which may be acquired by such Person pursuant to any Contract, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise (irrespective of whether the right to acquire such securities is exercisable immediately or only after the passage of time, including the passage of time in excess of 60 days, the satisfaction of any conditions, the occurrence of any event or any combination of the foregoing).

2.      Agreement to Vote Shares; Waiver of Appraisal Rights.

(a)     Prior to the Expiration Time, at the earlier of (i) the third Business Day following the date on which the Registration Statement is declared effective by the SEC or (ii) such other date as directed by the Purchaser, Stockholder shall execute and deliver a written consent in lieu of meeting approving the adoption of the Merger Agreement and approving the Merger, a form of which is attached hereto as Exhibit A (the “Stockholder Written Consent”);

(b)     Prior to the Expiration Time, at any and every meeting of the stockholders of the Company called with respect to any of the following matters, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the stockholders of Company with respect to any of the following matters (other than the Stockholder Written Consent), unless otherwise directed in writing by the Purchaser, Stockholder shall:

(i)     appear (in person or by proxy) at any such meeting (or any adjournment or postponement thereof);

(ii)     cause the Shares to be counted at any such meeting as present thereat for purposes of calculating a quorum; and

(iii)     cause the Shares to be voted (A) in favor of approval of the adoption of the Merger Agreement and the approval of the Merger, (B) in favor of any proposal to adjourn the meeting to solicit additional proxies in favor of the adoption of the Merger Agreement and the approval of the Merger if (but only if) there are not sufficient votes to adopt the Merger Agreement on the date on which such meeting is held, (C) against any Acquisition Proposal (including any Superior Proposal) and (D) against any action, proposal, transaction or agreement that could result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Stockholder under this Agreement or that could prevent, delay, impair, discourage, adversely affect or inhibit the timely consummation of the Merger or the satisfaction of the Purchaser’s, the Company’s or Merger Sub’s conditions under the Merger Agreement (including, for the avoidance of doubt, any change in any manner the voting rights of any class of shares of the Company (including any amendments to the Charter)).

(c)     Notwithstanding the foregoing, nothing in this Agreement shall limit or restrict Stockholder from, subject to Section 2(e) below, voting in Stockholder’s sole discretion on any matter other than matters referred to in Section 2 hereof, to the extent applicable.

(d)     Prior to the Expiration Time, Stockholder, in its capacity as a Stockholder of the Company (but not as a director thereof), shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not), directly or indirectly, (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes or that could lead to an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations with any Person regarding, or that could lead to the making of, any Acquisition Proposal (except to notify such Person as to the existence of this Section 2(d)), (iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal, or (iv) alone or with any other Person, make an Acquisition Proposal. Stockholder shall promptly inform the Purchaser if it receives any inquiry or proposal relating to an Acquisition Proposal and the details thereof. For clarity, an Acquisition Proposal includes, but is not limited to, any Superior Proposal.    To the extent Stockholder is a director of the Company, Stockholder agrees to be bound by Section 4.3 of the Merger Agreement, in its capacity as such director, as if Stockholder were a party thereto.

(e)     Stockholder shall not (and shall cause Stockholder’s Affiliates and their respective partners, members, officers, directors, employees, attorneys, accountants, agents, advisors and representatives to not) take or agree to take or commit to take any action with the intent of, or for the purpose of, in each case in whole or in part, preventing or delaying the consummation of the transactions contemplated by the Merger Agreement.

(f)     The obligations set forth in this Section 2 shall apply (i) whether or not the adoption of the Merger Agreement, the approval of the Merger or any other action described above is or continues to be recommended by the Board of Directors of the Company (and, for the avoidance of doubt, such obligations shall apply despite the occurrence of any Change of Recommendation) and (ii) notwithstanding the termination of the Merger Agreement.

(g)     Stockholder hereby waives, and agrees not to assert or perfect (and agrees to cause not to be asserted and perfected), any appraisal or dissenters’ rights with respect to any of the Shares in connection with the Merger.

3.      Representations, Warranties and Covenants of Stockholder. Stockholder hereby represents, warrants and covenants to the Purchaser as follows as of the date hereof:

(a)     Stockholder is the beneficial or record owner of, or exercises voting power over, the Shares. No Person not signatory to this Agreement has a right to acquire or vote any of the Shares. The Shares (to the extent not Transferred in accordance with this Agreement) are and will be at all times up until the Expiration Time free and clear of any Liens that would adversely affect the exercise or fulfillment of the rights and obligations of Stockholder under this Agreement.

(b)     Stockholder has all requisite power, capacity and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Stockholder and the consummation by Stockholder of the transactions contemplated hereby have been duly authorized by all necessary action, if any, on the part of Stockholder, and no other actions or proceedings on the part of Stockholder are necessary to authorize the execution and delivery by Stockholder of this Agreement and the consummation by Stockholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Stockholder and, assuming the due authorization, execution and delivery of this Agreement by the Purchaser, constitutes a valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity.

(c)     The execution and delivery of this Agreement does not, and the performance by Stockholder of his, her or its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing his, her or its obligations under this Agreement.

(d)     Neither Stockholder nor any of Stockholder’s Affiliates has any agreement with the Company or any other Person with respect to the Company or the voting, holding or disposition of the Shares, other than this Agreement.

(e)     Stockholder understands and acknowledges that the Purchaser and Merger Sub are entering into the Merger Agreement and consummating the transactions contemplated thereby in reliance upon such Shareholder’s execution and delivery of this Agreement.

4.     Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Stockholder as follows: (a) the Purchaser has full power and authority to make, enter into and carry out the terms of this Agreement; (b) this Agreement has been duly and validly executed and delivered by the Purchaser and, assuming the due authorization, execution and delivery of this Agreement by Stockholder, constitutes a valid and binding agreement of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity; and (c) the execution and delivery of this Agreement does not, and the performance by the Purchaser of its agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (with or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organizational Documents of the Purchaser, or any Contract, Law or Order to which the Purchaser is a party or by which the Purchaser is, or any of its assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay the Purchaser’s ability to perform its obligations under this Agreement.

5.     Confidentiality. Except to the extent required by applicable Law, Stockholder shall hold any information regarding this Agreement (including the existence or terms hereof) and the Merger Agreement and the transactions contemplated hereby and thereby (including the Merger) in strict confidence and shall not divulge any such information to any Person. Neither Stockholder, nor any of Stockholder’s Affiliates, shall issue or cause the publication of any press release or other public announcement with respect to this Agreement, the Merger Agreement or the other transactions contemplated hereby or thereby (including the Merger) without the prior written consent of the Purchaser, except to the extent required by applicable Law. In the event any disclosure subject to this Section 5 is required pursuant to applicable Law, Stockholder shall promptly inform the Purchaser thereof and shall use reasonable best efforts to consult with the Purchaser to the extent practicable regarding such disclosure and consider in good faith any comments the Purchaser may have to such disclosure.

6.     Miscellaneous.

(a)     Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide:

(i)	if to the Purchaser, to:

Primo Water Corporation
101 N. Cherry Street, Suite 501
Winston Salem, NC 27101
Attention: Billy D. Prim
Tel: (336) 331-4000

with a copy (which shall not constitute notice) to:

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

150 Fayetteville Street, Suite 2300

Attention: Gerald F. Roach, Esq.

Raleigh, NC 27601

Tel: (919) 821-1220

Fax: (919) 821-6800

(ii)	if to Stockholder, to the address set forth for Stockholder on the signature page hereof.

(b)     Interpretation. When a reference is made in this Agreement to sections or exhibits, such reference shall be to a section of or an exhibit to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The phrases “the date of this Agreement”, “the date hereof”, and terms of similar import, unless the context otherwise requires, shall be deemed to refer to the date first above written. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

(c)     Specific Performance; Injunctive Relief. The parties each agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

(d)     Counterparts. This Agreement may be executed in any number of counterparts, including via faxed or electronically submitted pdf, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement. Delivery of an executed counterpart signature page is as effective as executing and delivering this Agreement in the presence of the other parties to this Agreement.

(e)     Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder. Except as provided in Section 1(a), neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by Stockholder without the prior written consent of the Purchaser, and any such assignment or delegation that is not consented to shall be null and void. This Agreement, together with any rights, interests or obligations of the Purchaser hereunder, may be assigned or delegated in whole or in part by the Purchaser to any affiliate of the Purchaser without the consent of or any action by Stockholder upon notice by the Purchaser to Stockholder as herein provided. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

(f)     Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (ii) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

(g)     Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy shall not preclude the exercise of any other remedy.

(h)     Governing Law; Jurisdiction. The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

(i)     WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE NEGOTIATION, EXECUTION OR PERFORMANCE HEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6(i).

(j)     Termination. This Agreement shall terminate automatically without any action on the part of the parties hereto and shall have no further force or effect from and after the Expiration Time, and thereafter there shall be no liability or obligation on the part of Stockholder; provided, that no such termination shall relieve any party from liability for any breach of this Agreement prior to such termination.

(k)     Amendment. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by each of the parties hereto, or in the case of a waiver, by the party against which the waiver is to be effective. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right hereunder.

(l)     No Ownership Interest; No Joint Venture; No Fiduciary Duties. Nothing contained in this Agreement shall be deemed to vest in the Purchaser or any of its affiliates any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of or relating to the Shares shall remain vested in and belong to Stockholder, and the Purchaser and its affiliates shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Company, except as otherwise provided in the Merger Agreement or exercise any power or authority of Stockholder in the voting of any of the Shares. Nothing in this Agreement shall be interpreted as creating or forming a “group” between Stockholder and the Purchaser for purposes of Rule 13d-5(b)(1) under the Exchange Act or any other similar provision of applicable law. This Agreement is not intended to, and does not, create any agency, partnership, fiduciary or joint venture relationship between or among any of the parties hereto or any of their Affiliates with respect to the Merger Agreement or any of the transactions contemplated thereby and neither this Agreement nor any other document or agreement entered into by any party hereto relating to the subject matter hereof shall be construed to suggest otherwise. The Purchaser acknowledges and agrees that Stockholder owes no fiduciary duties to the Purchaser or any of its Affiliates as a result of, or in connection with, this Agreement, the Merger Agreement or the transactions contemplated thereby. Stockholder is entering into this Agreement solely in his, her or its capacity as the holder of the Shares indicated on the signature page hereof, and nothing herein shall limit or affect any actions taken by, or otherwise obligate, Stockholder or his, her or its affiliates in any other capacity.

(m)     Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

(n)     Additional Documents, Etc. Stockholder shall execute and deliver any additional documents reasonably necessary to carry out the purpose and intent of this Agreement. Stockholder shall give the Purchaser prompt written notice of (i) the occurrence of any fact, event or circumstance that causes any representation or warranty of Stockholder set forth in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of Stockholder to comply with or satisfy in any material respect any covenant or agreement to be complied with or satisfied by it under this Agreement.

(o)     Covenant Not to Sue. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Merger Sub, the Purchaser or any of their respective successors, directors or officers (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Voting Agreement to be executed as of the date first above written.

Primo Water Corporation, a Delaware corporation

By:	/s/ Billy D. Prim
Billy D. Prim
Chairman and Chief Executive Officer

[Signature Page to Voting Agreement]

STOCKHOLDER:

By:	/s/ Charles A. Norris

Address: 481 Denslow Avenue Los Angeles, California 90049

Shares beneficially owned by Stockholder and his, her or its affiliates on the date hereof:

501,325 shares of Company common stock, par value $0.01 per share

EXHIBIT A

FORM OF WRITTEN CONSENT

APPENDIX D

EMPLOYMENT AGREEMENT, DATED AS OF OCTOBER 9, 2016, BETWEEN PRIMO WATER CORPORATION AND BRIAN MCINERNEY

Employment Agreement

This Employment Agreement (the “Agreement”) is executed as of October 9, 2016 (the “Execution Date”) and is made effective as of, and conditioned upon, the Effective Date (as defined below) between Primo Water Corporation, a Delaware corporation (the “Company”), and Brian H. McInerney (the “Employee”).

1.	BACKGROUND

1.1.

The Company is a rapidly growing provider of three- and five-gallon purified bottled water exchange services, water bottle refill vending services, and water dispensers sold through major retailers nationwide and in Canada. The Company desires to employ the Employee, and the Employee desires to accept employment, on the terms and conditions set forth in this Agreement.

2.

DEFINITIONS. For purposes of this Agreement, the following terms have the meanings set forth below. Other defined terms have the meanings set forth in the provisions of this Agreement in which they are used.

2.1.	Board means Board of Directors of the Company.

2.2.

Cause means (i) the continued willful failure by Employee to substantially perform his duties with the Company, (ii) the willful engaging by Employee in misconduct materially and demonstrably injurious to the Company or (iii) Employee’s material breach of this Agreement; provided, that with respect to any breach that is curable by Employee, as determined by the Board in good faith, the Company has provided Employee written notice of the material breach and Employee has not cured such breach, as determined by the Board in good faith, within fifteen (15) days following the date the Company provides such notice.

2.3.	Change of Control is defined in Section 10.2.

2.4.

COBRA means the Consolidated Omnibus Budget Reconciliation Act, as the same may be amended from time to time, or any successor statute, together with any applicable regulations in effect at the time in question.

2.5	Code means the Internal Revenue Code of 1986, as amended.

2.6	Company Group means Primo Water Corporation and its subsidiaries.

2.7

Company Business is intentionally defined broadly in view of the Employee’s senior position with the Company and access to Confidential Information related to the Company Group’s business and business preparations; it means (1) any business engaged in by the Company Group during the Employee’s Employment and (a) in which the Employee materially participated, or (b) concerning which the Employee had access to Confidential Information, or (2) any other business as to which the Company Group has made demonstrable preparation to engage in during such Employment and (i) in which preparation the Employee materially participated, or (ii) concerning which preparation the Employee had access to Confidential Information.

2.8     Confidential Information means information about the Company Group or its suppliers, clients, customers or other parties with which it has business relationships (such as bottlers and distributors) that was learned by Employee in the course of his employment by the Company (including during the period of employment pre-dating the Effective Date), including (without limitation) any proprietary knowledge (including business processes and methods), trade secrets, data, formulae, information and supplier, client, customer, bottler and distributor lists and all papers, resumes, and records (including computer records) of the documents containing such information, but excludes information which the Employee can show: (i) was in the Employee’s possession or within the Employee’s knowledge before the Employment and before Employee’s prior employment with Glacier Water Services, Inc. or any of its affiliates; or (ii) is or becomes generally known to persons who could take economic advantage of it, other than officers, directors, and employees of the Company Group, without breach of an obligation to the Company; or (iii) the Employee obtained from a party having the right to disclose it without violation of an obligation to the Company; or (iv) is required to be disclosed pursuant to legal process (e.g., a subpoena), provided that the Employee notifies the Company immediately upon receiving or becoming aware of the legal process in question.

2.9     Effective Date is defined in Section 5.1.

2.10     Employment means the Employee’s employment with the Company.

2.11     Good Reason means: (a) a material reduction (without the Employee’s express written consent) in Employee’s Position; (b) a reduction (without the Employee’s express written consent) in the Employee’s Base Salary; provided, however, a reduction in the Employee’s Base Salary of not more than twenty-five percent (25%) applied at the same time as the same percentage reduction is applied to the base salaries of all other senior executives shall not be deemed “Good Reason”; (c) a reduction in the Employee’s target annual bonus percentage set forth on Exhibit A; (d) the requirement that the Employee relocate (without the Employee’s express written consent) to an employment location that is more than 10 miles from the Principal Office; or (e) the Company’s material breach (without Employee’s express written consent) of this Agreement; provided, that Employee has provided the Company written notice of the material breach and the Company has not cured such breach within fifteen (15) days following the date Employee provides such notice.

2.12     Position means the area of responsibility so identified on Exhibit A. If the Company in its sole discretion increases the Employee’s area of responsibility, then such increased area of responsibility shall be deemed the Position for all purposes hereunder.

2.13     Resign for Good Reason or Resignation for Good Reason means that all of the following occur:

(a)	the Employee notifies the Company in writing, in accordance with the notice provisions of this Agreement, of the occurrence of event(s) constituting Good Reason hereunder;

(b)

the Company fails to revoke, rescind, cancel, or cure the event (or if more than one, all such events) that was the subject of the notification under subparagraph (a) within thirty (30) days after such notice; and

(c)	within ten (10) business days after the end of the thirty-day period described in subparagraph (b), the Employee delivers to the Company a notice of resignation in accordance with this Agreement.

2.14     Termination Date means the effective date of the Employee’s termination of Employment with the Company. For purposes of this Agreement, whether a termination of Employment has occurred shall be determined consistent with the requirements of Section 409A of the Code and the Company’s administrative policies.

2.15     Tribunal means a court or other body of competent jurisdiction that is deciding a matter relating to this Agreement.

3.	EMPLOYMENT

3.1.

Position. Subject to the terms and conditions hereinafter set forth, the Company hereby agrees to employ the Employee, and the Employee hereby agrees to serve the Company, at the office and in the Position referred to on Exhibit A.

(a)

The Employee will (i) devote his full professional time, attention, and energies to the business of the Company and will diligently and to the best of his ability perform all duties incident to his Employment hereunder; (ii) use his best efforts to promote the interests and goodwill of the Company; and (iii) perform such other duties commensurate with the Position as the Board may from time-to-time assign to the Employee.

(b)

The Employee shall obtain the written consent of the Board prior to serving on corporate, civic or charitable boards or committees. This Section 3.1 shall not be construed as preventing the Employee from serving on the corporate, civic or charitable boards or committees on which he currently serves and which have been previously disclosed to the Company in writing; provided that in no event shall any such service or business activity require the provision of substantial services by the Employee to the operations or the affairs of such businesses or enterprises such that the provision thereof would interfere in any respect with the performance of the Employee’s duties hereunder.

3.2.	Office Space, Equipment, etc. The Company shall provide the Employee with office space, related facilities, equipment, and support personnel that are commensurate with the Position.

3.3.

Expense Reimbursement. The Company will timely reimburse the Employee for reasonable business expenses incurred by the Employee in connection with the Employment in accordance with the Company’s then-current policies no later than seventy-five (75) days following the date on which the Employee incurs such expense(s).

3.4.

YPO Expenses. In accordance with Section 3.3, the Company shall reimburse the Employee for all expenses incurred by him in connection with his membership in the Young Presidents’ Organization. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to this benefit.

3.5.

Company Car. During the term of this Agreement, the Company will provide the Employee with a car of make and model pursuant to Company's car policy, as adopted, as may be amended from time to time by the Company (the “Car”). The Car shall belong to or be leased by the Company and shall be registered in the Company’s name for use by the Employee during the period of his employment with the Company. The Car will be returned to the Company by the Employee immediately after termination of the Employee’s employment. Use by the Employee of the Car shall be made at all times only in accordance with the provisions of the Company's Car policy, as may be amended from time to time by the Company. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to the Employee’s non-business use of the Car.

3.6.

Other Fringe Benefits. So long as the Company maintains a membership with The Club at La Costa and subject to restrictions under applicable law, regulation or rule, the Company shall pay the dues associated with the Employee’s membership. The Employee shall be responsible for all tax liability arising from income reportable by the Company to federal, state and local tax authorities and attributable to the Employee’s membership and to any other fringe benefit.

4.	COMPENSATION AND BENEFITS DURING EMPLOYMENT. During the Employment, the Company shall provide compensation and benefits to the Employee as follows.

4.1.

Salary. In consideration of the services to be rendered by Employee pursuant to this Agreement, the Company shall pay, or cause to be paid, to Employee a base salary (the “Base Salary”) as established by or pursuant to authority granted by the Board.  Employee’s initial Base Salary shall be the base salary, as of the Effective Date, as set forth on Exhibit A. The Base Salary shall be reviewed annually by or pursuant to authority granted by the Board in connection with its annual review of Employee compensation to determine if such Base Salary should be increased (but not decreased) for the following year in recognition of services to the Company.  The Base Salary shall be payable at such intervals in conformity with the Company’s prevailing practice as such practice shall be established or modified from time to time.

4.2.

Bonuses; Additional Compensation. Employee will be eligible to receive bonuses and awards of equity and non-equity compensation and to participate in annual and long-term compensation plans of the Company in accordance with any plan or decision that the Board, or any committee or other person authorized by the Board, may in its sole discretion determine from time to time.

(a)

Annual Bonus Compensation. Beginning January 1, 2017, the Employee will be eligible to participate in the Company’s annual incentive plan (“Incentive Plan”), which provides employees bonus compensation based upon Company, team and individual goals. Payments under the Incentive Plan are made in a combination of cash and equity as approved by the Compensation Committee of the Board. . The Employee’s target annual bonus percentage for each calendar year shall be as set forth on Exhibit A. Employee acknowledges and agrees that: (i) the Board sets the annual bonus pool and the size of the pool and determines any adjustments to bonus targets for all employees for that calendar year and (ii) any such annual bonus compensation shall be entirely within the discretion of the CEO and the Compensation Committee of the Board based upon the achievement of goals (including without limitation corporate, team and individual goals) and other discretionary factors as determined by the Board and/or the Compensation Committee of the Board after consultation with the CEO. Except as specifically set forth in this Agreement, Employee shall not be eligible to be considered for, or to receive, an annual bonus for any calendar year unless he remains employed with the Company through completion of the audit for such calendar year. If Employee is terminated with Cause or resigns without Good Reason, he shall not be entitled to receive any annual bonus, even if a determination to award the Employee an annual bonus has previously been made but such annual bonus has not yet paid.

(b)	Equity Incentives.

(i)     The Board of Directors, upon the recommendation of the Compensation Committee, or the Compensation Committee, may grant Employee from time to time options to purchase shares of the Company’s common stock, and/or other equity awards including without limitation restricted stock or restricted stock units, both as a reward for past individual and corporate performance, and as an incentive for future performance. Such options and/or other awards, if awarded, will be pursuant to the Company’s then current equity incentive plan.

(c)

Value Creation Plan. The Employee shall be deemed a participant for purposes of the Company’s Value Creation Plan, as approved by the Company’s Compensation Committee on May 14, 2013, as subsequently amended and restated on March 3, 2016, and as the same may be amended from time to time (the ‘VCP’). The Employee will receive not less than three and a half percent (3.5%) of the bonus pool award actually made to all Participants under the VCP for fiscal year 2017 and for any fiscal year after 2017; and any such award shall be paid in accordance with the terms of the VCP; provided, however, that such award shall be paid in the year following the year in which the applicable Adjusted EBITDA target was achieved and no later than December 31 of such year. In the event the VCP is terminated or awards are no longer granted under the VCP and the Company adopts a new long-term incentive plan, the Employee will be granted awards under the new plan commensurate with his position as Executive Vice President and President of Refill.

4.3.

In connection with this Agreement, the Company will grant Employee a signing bonus comprised of non-qualified stock options as set forth on Exhibit A (the “Options”) pursuant to the Company’s 2010 Omnibus Long-Term Incentive Plan. The grant of such Options shall be subject to Compensation Committee approval, and the grant date for such Options shall be in accordance with the Company’s equity award policy. Such Options shall vest in accordance with the vesting schedule set forth on Exhibit A, subject to acceleration of vesting as described herein and as may be set forth in the grant agreements issued by the Company, as amended, provided, that in the event of a conflict between any grant agreement and this Agreement, this Agreement shall control. Other Benefits. During the period of employment under this Agreement, Employee shall be entitled to participate in all other benefits of employment generally available to other senior Employees and those benefits for which such persons are or shall become eligible, when and as the Employee becomes eligible therefore.

5.	TERMINATION OF EMPLOYMENT

5.1.

Term of Agreement. The term of the Employment shall commence as of the Closing Date (as defined in the Agreement and Plan of Merger, dated as of the Execution Date, by and among the Company, Primo Subsidiary, Inc. (“Merger Sub”), Glacier Water Services, Inc., a Delaware corporation (the “Company”), and David Shladovsky, as Stockholder Representative (the “Effective Date”), and continue to the third anniversary of the Effective Date (the “Original Term”) and renew automatically for successive one-year terms (each, a “Renewal Term”) unless notice of non-renewal is given by either party to the other party at least ninety (90) days prior to the end of the Original Term or any Renewal Term (the “Expiration Date”); provided that the Employment may also be terminated prior to such Expiration Date (i) by the Employee for any reason (i.e., with or without Good Reason), (ii) by the Company for any reason (i.e., with or without Cause) or (iii) due to the Disability or death of the Employee.

5.2.

Termination in the Event of Disability. In the event of the incapacity of the Employee, by reason of mental or physical disability to perform his material duties hereunder, for a period of 120 consecutive days or 180 non-consecutive days during any twelve (12) month period, as reasonably determined by the Board or as certified by a qualified physician selected by the Board (collectively, “Disability”), the Company may terminate the Employee’s Employment effective upon written notice to the Employee. Prior to the termination of Employee’s Employment pursuant to this Section 5.2, during any period that the Employee fails to perform his full-time duties with the Company as a result of incapacity due to physical or mental illness, he shall continue to receive his Base Salary, annual bonus and other benefits provided hereunder, less the amount of any disability benefits received by the Employee during such period under any disability plan or program sponsored by the Company.

5.3.

Notice of Resignation; Waiver of Notice Period. If the Employee resigns from the Company, the Employee will give the Company at least four (4) weeks’ prior notice of resignation. The Company may in its discretion waive any notice period stated in the Employee’s notice of resignation, in which case the Termination Date of the Employment will be the date of such waiver.

5.4.

No Termination of Agreement Per Se. Termination of the Employment will not terminate this Agreement per se; to the extent that either party has any right under applicable law to terminate this Agreement, any such termination of this Agreement shall be deemed solely to be a termination of the Employment without affecting any other right or obligation hereunder except as provided herein in connection with termination of the Employment.

5.5.	Payments Following Termination.

(a)

If the Employment is terminated for any reason, either by the Company or by the Employee’s resignation, then the Company shall pay the Employee the following amounts as part of the Company’s next regular payroll cycle but in no event later than thirty (30) days after the Termination Date, to the extent that the same have not already been paid;

(i)	any and all Base Salary and vacation pay earned through the Termination Date; and

(ii)	any reimbursable expenses properly reported by the Employee.

(b)

Unless the Employee resigns without Good Reason or the Employment is terminated for Cause, then the Company shall pay (i) any applicable prorated annual bonus, based on actual performance for the year of termination as determined by the Board in its discretion when making bonus determinations for other senior Employees and payable at such time as annual bonuses are otherwise determined for other senior Employees and (ii) any accrued but unpaid annual bonus for the fiscal year immediately preceding the year of termination.

6.	SEVERANCE BENEFITS UPON CERTAIN TERMINATIONS

6.1.

Severance Payment. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason, then:

(a)

The Company shall pay to the Employee an amount equal to one (1) times the sum of (A) the highest Base Salary in effect (i) during the 12 months immediately prior to the Termination Date or (ii) during the Employment, if the Employment has lasted less than 12 months plus (B) the average annual bonus earned by the Employee for the most recent two (2) fiscal years ending prior to the Termination Date, such amount to be paid in cash or immediately-available funds in a lump sum on the 60th day following the Termination Date.

(b)

As a condition to making any such severance payment, the continuation of insurance and related benefits under Section 6.2 below and the special equity vesting under Section 6.3 below, the Company will require the Employee or his legal representative(s) to first execute a release in form and substance satisfactory to the Company, which contains a full release of all claims against the Company and certain other provisions, including but not limited to a reaffirmation of the covenants in Sections 8, 9.1, 9.2 and 9.3.

6.2.

Continuation of Insurance and Related Benefits. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason then:

(a)

The Company shall, to the greatest extent permitted by applicable law and the terms and conditions of the applicable insurance or benefit plan, maintain the Employee and the Employee’s dependents as participants in the health, dental, life, accident, disability and similar benefit plans offered to (and on the same terms as) other Senior Employees until the 12-month anniversary of the Termination Date.

(b)

To the extent that applicable law or the terms and conditions of the applicable insurance or benefit plan do not permit the Company to comply with subparagraph (a), the Company shall reimburse the Employee (if living) and the Employee’s dependents, for all expenses incurred by any of them in maintaining the same levels of coverage under COBRA, to the extent applicable, for the period set forth in subparagraph (a) (not to exceed applicable COBRA continuation coverage period), but solely to the extent that such expenses exceed the deduction or amount that would have been required to be paid by the Employee for such coverage if the Employment had not been terminated. If the period set forth in subparagraph (a) exceeds the applicable COBRA continuation coverage period, then following such period, if any, the Company shall provide the Employee (if living) and the Employee’s dependents with substantially similar levels of coverage under an individual or group policy for the duration of the time period specified in subparagraph (a).

(c)

If the Employee dies before the expiration of the Company’s obligation under this Section 6.2, then the Company shall, to the greatest extent permitted by applicable law and the terms and conditions of the applicable insurance or benefit plan, continue to maintain coverage for the Employee’s dependents under all insurance plans referred to in this Section 6.2 for which such dependents had coverage as of the date of the Employee’s death, at the same coverage levels and for the same period of time as would have been required had the Employee not died.

6.3.

Equity Vesting. If (1) the Company does not renew the Agreement at the end of the Original Term or any Renewal Term, (2) the Employment is terminated by the Company other than for Cause or (3) the Employee resigns for Good Reason, then the Employee shall vest upon such termination of Employment in any restricted stock, stock option or other equity compensation awards granted by the Company that were otherwise scheduled to vest within six (6) months after the Termination Date. The provisions of this Section 6.3 shall control except to the extent that the provisions of the applicable restricted stock, stock option or other equity award are more favorable. Any post-employment exercise period for vested stock options shall continue to be governed by the terms of the applicable equity compensation plan and award agreement.

6.4.

D&O Insurance, and Indemnification. Through at least the sixth anniversary of the Termination Date, the Company shall maintain coverage for the Employee as a named insured on all directors’ and officers’ insurance maintained by the Company for the benefit of its directors and officers on at least the same basis as all other covered individuals and provide the Employee with at least the same corporate indemnification as it provides to other senior Employees.

6.5.

No Other Severance Benefits. Other than as described above in Sections 6.1, 6.2 and 6.3 and as described below in Section 10, the Employee shall not be entitled to any payment, benefit, damages, award or compensation in connection with termination of the Employment, by either the Company or the Employee, except as may be expressly provided in another written agreement, if any, approved by the Board and executed by the Employee and the Company. Neither the Employee nor the Company is obligated to enter into any such other written agreement.

6.6.

No Waiver of ERISA-Related Rights. Nothing in this Agreement shall be construed to be a waiver by the Employee of any benefits accrued for or due to the Employee under any employee benefit plan (as such term is defined in the Employee Retirement Income Security Act of 1974, as amended) maintained by the Company, if any, except that the Employee shall not be entitled to any severance benefits pursuant to any severance plan or program of the Company other than as provided herein.

6.7.

Mitigation Not Required. The Employee shall not be required to mitigate the amount of any payment or benefit which is to be paid or provided by the Company pursuant to this Section 6. Any remuneration received by the Employee from a third party following termination of the Employment shall not apply to reduce the Company’s obligations to make payments or provide benefits hereunder.

7.

TAX WITHHOLDING. Notwithstanding any other provision of this Agreement, the Company may withhold from amounts payable under this Agreement, or under any other agreement between the Employee and the Company, all federal, state, local and foreign taxes that are required to be withheld by applicable laws or regulations.

8.	CONFIDENTIAL INFORMATION

8.1.

Employee acknowledges that in the course of his employment by the Company (including during the period of employment pre-dating the Effective Date), the Company has provided him and will continue to provide him, prior to any termination hereof, with certain Confidential Information and knowledge concerning the operations of the Company Group which the Company desires to protect. This Confidential Information shall include, but is not limited to:

(a)

terms and conditions of and the identity of the parties to the Company Group’s agreements with its suppliers, clients, customers or other parties with which it has business relationships (such as bottlers and distributors), including but not limited to price information;

(b)	management systems, policies or procedures, including the contents of related forms and manuals;

(c)	professional advice rendered or taken by the Company Group;

(d)

the Company Group’s own financial data, business and management information, processes, methods, strategies and plans and internal practices and procedures, including but not limited to internal financial records, statements and information, cost reports or other financial information;

(e)	proprietary software, systems and technology-related methodologies of the Company Group and their clients;

(f)	salary, bonus and other personnel information relating to the Company Group’s personnel;

(g)

the Company Group’s business and management development plans, including but not limited to proposed or actual plans regarding acquisitions (including the identity of any acquisition contacts), divestitures, asset sales, and mergers;

(h)	decisions and deliberations of the Company Group’s committees or boards; and

(i)	litigation, disputes, or investigations to which the Company Group may be party and legal advice provided to Employee on behalf of the Company Group in the course of Employee’s employment.

8.2.

Employee understands that such information is confidential, and he agrees not to reveal such information to anyone outside the Company so long as the confidential or secret nature of such information shall continue. Employee further agrees that he will at no time use such information in competing with all or any portion of the Company. At such time as Employee shall cease to be employed by the Company, he will surrender to the Company all papers, documents, writing and other property produced by him or coming into his possession by or through his employment (including during the period of employment pre-dating the Effective Date) and relating to the information referred to in this paragraph, and the Employee agrees that all such materials will at all times remain the property of the Company.

9.	NONCOMPETITION AND NONSOLICITATION COVENANT

9.1.

Noncompetition. In return for the consideration stated in this Agreement, including the receipt of Confidential Information by Employee and the promise of the Company to provide the Employee with Confidential Information, the Employee agrees that, during his Employment and for one (1) year after the termination of Employment, Employee shall not directly or indirectly possess an ownership interest in, manage, control, participate in, consult with, or render services for any other person, firm, association or corporation, engaged in the Company Business without the prior written consent of the Company, in the Territory (defined below), because such activity would unavoidably and unfairly compromise the Company’s legitimate, protectable business interests in its Confidential Information, clients, employees, suppliers, and business relationships.

“Territory” means all of the following: (1) any state in which any entity in the Company Group conducts Company Business at the time of enforcement of this provision; (2) the United States of America; (3) North America; and (4) the world.

9.2.

Employee agrees that he shall not, either directly or indirectly, during Employee’s Employment and for one (1) year after termination of Employment, in any capacity whatsoever (either as an employee, officer, director, stockholder, proprietor, partner joint venturer, consultant or otherwise) (a) solicit, contact, call upon, communicate with, or attempt to communicate with any of the Company Group customers or clients or potential customers or clients for the purpose of selling products or providing services to such customer or client, (b) sell products or provide any services to any customer or client or potential customer or client of the Company Group, or (c) cause, or attempt to cause, any of the Company’s suppliers, distributors, bottlers or other business partners to cease doing business with the Company or to reduce the amount of business they do with the Company.

9.3.

Nonsolicitation. Employee agrees that he shall not directly or indirectly during Employee’s Employment and for one (1) year after termination of Employment, either alone or through or in conjunction with any other person or entity employ, solicit, induce, or recruit, any person employed by any member of the Company Group at any time within the one (1) year period immediately preceding such employment, solicitation, inducement or recruitment.

9.4.

For the purposes of this Agreement, “potential customer” or “potential client” shall be defined as those entities for which Employee has had access to Confidential Information during his Employment, and “customer” or “client” shall be defined as those entities with which any member of the Company Group has conducted any business during the twelve (12) month period prior to termination of the Employment. For the purposes of this Agreement, “products” shall mean any product sold by any member of the Company Group at any time within the one (1) year period preceding termination of Employee’s Employment and “services” shall mean activities performed by any member of the Company Group at any time within the one (1) year period preceding termination of Employee’s Employment.

9.5.

Employee acknowledges and agrees that the restrictive covenants contained herein are reasonable in time, territory and scope, and in all other respects. If a Tribunal determines that any of the restrictions set forth in this Section 9 are unreasonably broad or otherwise unenforceable under applicable law, then (i) such determination shall be binding only within the geographical jurisdiction of the Tribunal, and (ii) the restriction will not be terminated or rendered unenforceable, but instead will be blue penciled or reformed (solely for enforcement within the geographic jurisdiction of the Tribunal) to the minimum extent required to render it enforceable.

10.	CHANGE OF CONTROL

10.1.	Special Severance Benefits.

(a)	If, during the specific time periods listed in subparagraph (b), the Employment is terminated by any of the specific events listed there, then the Employee will be entitled to the following benefits:

(i)

The Company shall pay to the Employee an amount equal to one-half (1/2) the sum of (A) the highest Base Salary in effect (i) during the 12 months immediately prior to the Termination Date or (ii) during the Employment, if the Employment has lasted less than 12 months plus (B) the average annual bonus earned by the Employee for the most recent two (2) fiscal years ending prior to the Termination Date, such amount to be paid in cash or immediately-available funds in a lump sum on the 60th day following the Termination Date.

(ii)	The continuation of insurance and other benefits set forth in Section 6.2 shall be extended by an additional six months.

(iii)

The amount payable under subparagraph (i) is in addition to any severance payments due to Employee under the provisions of Section 6.1 as a result of such termination of Employment, and the continuation of insurance and other benefits under subparagraph (ii) is in addition to the continuation of benefits under the provisions of Section 6.2 as a result of such termination of Employment.

(b)	The specific termination events and time periods in which the Employee will be entitled to the special severance benefits under Section 10.1(a)(i) above are as follows:

(i)

the Employee’s Employment is terminated by the Company, for any reason other than Cause, at any time during the period beginning on the Change of Control date and ending on the date two (2) years after the Change of Control date; or

(ii)	the Employee Resigns for Good Reason at any time during the period beginning on the Change of Control date and ending on the date two (2) years after the Change of Control date.

(iii)

For the avoidance of doubt, if the Employee’s employment is terminated by the Company, for any reason other than Cause, immediately prior to, and in connection with, the closing of a transaction that constitutes a Change of Control, the Employee will be entitled to the special severance benefits under this Section 10.1.

(c)

In addition, all restricted stock, stock option or other equity compensation awards granted by the Company that were unvested immediately prior to the Change of Control date shall become fully vested as of the Change of Control date. The provisions of this Section 10.1(c) shall control except to the extent that the provisions of the applicable restricted stock, stock option or other equity award are more favorable.

(d)

As a condition to providing the Employee with the special severance benefits under Sections 10.1(a)(i) and (ii), the Company will require the Employee to first execute a release consistent with the requirements of Section 6.1(b).

10.2.	A Change of Control shall occur when:

(a)

Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this Section, the following acquisitions shall not constitute a Change of Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company, or (iv) any acquisition pursuant to a transaction that complies with Sections 10.2(c)(A), (B) and (C).

(b)

Individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;

(c)

There is consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or

(d)	The stockholders of the Company approve a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that a payment hereunder is subject to the requirements of Section 409A, the Company will not be deemed to have undergone a Change of Control unless the Company is deemed to have undergone a “change in control event” pursuant to the definition of such term in Section 409A.

11.	ADJUSTMENTS TO PAYMENTS

11.1.

Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Company to Employee or for Employee's benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (the “Payments”) would be subject to the excise tax imposed by Section 4999 (or any successor provisions) of the Code, or any interest or penalty is incurred by Employee with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in Employee retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the imposition of the Excise Tax), than if Employee received all of the Payments. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

11.2.

All determinations required to be made under this Section, including whether and when an adjustment to any Payments is required and, if applicable, which Payments are to be so adjusted, shall be made by an independent accounting firm selected by the Company from among the four (4) largest accounting firms in the United States or any nationally recognized financial planning and benefits consulting company (the “Accounting Firm”) which shall provide detailed supporting calculations both to the Company and to Employee within fifteen (15) business days of the receipt of notice from Employee that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the Change of Control, Employee shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by the Company. If the Accounting Firm determines that no Excise Tax is payable by Employee, it shall furnish Employee with a written opinion that failure to report the Excise Tax on Employee's applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon the Company and Employee.

12.

COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE. To the extent applicable, it is intended that this Agreement comply with the provisions of Section 409A of the Code (hereinafter referred to as “Section 409A”). This Agreement shall be administered in a manner consistent with this intent, and any provision that would cause the Agreement to fail to satisfy Section 409A shall have no force and effect until amended to comply with Section 409A. Notwithstanding any provision of this Agreement to the contrary, in the event any payment or benefit hereunder is determined to constitute nonqualified deferred compensation subject to Section 409A, then to the extent necessary to comply with Section 409A, such payment or benefit shall not be made, provided or commenced until six months after Employee’s Termination Date. Lump sum payments will be made, without interest, as soon as administratively practicable following the six-month delay. Any installments otherwise due during the six-month delay will be paid in a lump sum, without interest, as soon as administratively practicable following the six-month delay, and the remaining installments will be paid in accordance with the original schedule. For purposes of Section 409A, the right to a series of installment payments shall be treated as a right to a series of separate payments. Each separate payment in the series of separate payments shall be analyzed separately for purposes of determining whether such payment is subject to, or exempt from compliance with, the requirements of Section 409A.

13.

EMPLOYEE HANDBOOKS, ETC. From time to time, the Company may, in its discretion, establish, maintain and distribute employee manuals or handbooks or personnel policy manuals, and officers or other representatives of the Company may make written or oral statements relating to personnel policies and procedures. The Employee will adhere to and follow all rules, regulations, and policies of the Company set forth in such manuals, handbooks, or statements as they now exist or may later be amended or modified. Such manuals, handbooks and statements do not constitute a part of this Agreement nor a separate contract, and shall not be deemed as amending this Agreement or as creating any binding obligation on the part of the Company, but are intended only for general guidance.

14.	OTHER PROVISIONS

14.1.

This Agreement shall inure to the benefit of and be binding upon (i) the Company and its successors and assigns and (ii) the Employee and the Employee’s heirs and legal representatives, except that the Employee’s duties and responsibilities under this Agreement are of a personal nature and will not be assignable or delegable in whole or in part without the Company’s prior written consent.

14.2.

All notices and statements with respect to this Agreement must be in writing and shall be delivered by certified mail return receipt requested; hand delivery with written acknowledgment of receipt; or overnight courier with delivery-tracking capability. Notices to the Company shall be addressed to the Company’s chief executive officer or chief financial or accounting officer at the Company’s then-current headquarters offices. Notices to the Employee may be delivered to the Employee in person or to the Employee’s then-current home address as indicated on the Employee’s pay stubs or, if no address is so indicated, as set forth in the Company’s payroll records. A party may change its address for notice by the giving of notice thereof in the manner hereinabove provided.

14.3.

If the Employee Resigns for Good Reason because of (i) the Company’s failure to pay the Employee on a timely basis the amounts to which he is entitled under this Agreement or (ii) any other breach of this Agreement by the Company, then the Company shall pay all amounts and damages to which the Employee may be entitled as a result of such failure or breach, including interest thereon at the maximum non-usurious rate and all reasonable legal fees and expenses and other costs incurred by the Employee to enforce the Employee’s rights hereunder and the Employee will be relieved of all obligations under Section 9 (Noncompetition and Nonsolicitation Covenant).

14.4.

This Agreement sets forth the entire present agreement of the parties concerning the subjects covered herein except for any equity incentive award agreements between the Company and the Employee. There are no promises, understandings, representations, or warranties of any kind concerning those subjects except as expressly set forth herein or therein.

14.5.

Any modification of this Agreement must be in writing and signed upon the express consent of all parties. Any attempt to modify this Agreement, orally or in writing, not executed by all parties will be void.

14.6.

If any provision of this Agreement, or its application to anyone or under any circumstances, is adjudicated to be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability will not affect any other provision or application of this Agreement which can be given effect without the invalid or unenforceable provision or application and will not invalidate or render unenforceable such provision or application in any other jurisdiction.

14.7.	This Agreement will be governed and interpreted under the laws of the State of North Carolina.

14.8.	No failure on the part of any party to enforce any provisions of this Agreement will act as a waiver of the right to enforce that provision.

14.9.	Termination of the Employment, with or without Cause, will not affect the continued enforceability of this Agreement.

14.10.	Section headings are for convenience only and shall not define or limit the provisions of this Agreement.

14.11.

This Agreement may be executed in several counterparts, each of which is an original. It shall not be necessary in making proof of this Agreement or any counterpart hereof to produce or account for any of the other counterparts. A copy of this Agreement manually signed by one party and transmitted to the other party by FAX or in image form via email shall be deemed to have been executed and delivered by the signing party as though an original. A photocopy of this Agreement shall be effective as an original for all purposes.

14.12.

For the purposes of this Agreement, the Employee’s “Principal Office” shall be the Company’s offices in Vista, California. The Employee may, in his sole discretion, elect to relocate to the greater Winston-Salem, North Carolina area, at which point, the “Principal Office” shall be deemed to the Company’s office located in Winston-Salem, North Carolina. Notwithstanding the foregoing, the Employee shall travel, as needed, to the Company’s office located in Winston-Salem for business unit and executive team meetings.

By signing this Agreement, the Employee acknowledges that the Employee (1) has read and understood the entire Agreement; (2) has received a copy of it; (3) has had the opportunity to ask questions and consult counsel or other advisors about its terms; and (4) agrees to be bound by it.

Executed and effective as of the Effective Date.

Primo Water Corporation		Employee

By:	/s/ Billy D. Prim	/s/ Brian H. McInerney
Name	Billy D. Prim	Brian H. McInerney
Title	Chairman and Chief Executive Officer

Exhibit A

Office	Vista, California

Position

Employee’s title will be Executive Vice President and President of Refill. Employee will report to Matt Sheehan. Employee shall have P&L responsibility, with sufficiently related authority and duties, for the self-service filtered drinking water business (“Refill”) in the United States and Canada, which responsibility may be expanded in the reasonable sole discretion of the Company’s Chief Executive Officer or the Company’s President and Chief Operating Officer. Employee will be a key member of the Company’s executive management team.

Base Salary	$412,000

Target Bonus	Fifty percent (50%) of Base Salary as of January 1 of the applicable new calendar year

Signing Bonus Options	50,000

Vesting of Options	Annual vesting at the rate of 25% per year, over four years

APPENDIX E

FORM OF LOCK-UP AGREEMENT

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and dated as of [●], 2016, by and between Primo Water Corporation, a Delaware corporation (the “Purchaser”), and the undersigned stockholder (“Stockholder”) of Glacier Water Services, Inc., a Delaware corporation (the “Company”). Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A. On [•], 2016, the Purchaser, Primo Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Merger Sub”), the Company, and David Shladovsky, as Stockholder Representative, entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for the merger of Merger Sub with and into the Company, with the Company continuing as the surviving entity in the merger and becoming a wholly-owned subsidiary of the Purchaser, and the conversion of each share of Company Stock issued and outstanding immediately prior to the Effective Time into the right to receive the Merger Consideration, which includes shares of Purchaser Common Stock (the “Merger”).

B. The Purchaser desires that Stockholder agree, and Stockholder is willing to agree, to hold the Shares (as defined below) issued by the Purchaser pursuant to the terms and conditions set forth herein.

AGREEMENT

NOW, THEREFORE, in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and agreed, Stockholder and the Purchaser hereby agree as follows:

1.     The execution and delivery of this Agreement is a condition to the performance of the obligations of the Parties under the Merger Agreement, including the delivery of the shares of Purchaser Common Stock issued to Stockholder pursuant thereto (the “Shares”).

2.     During the Lock-up Period (as defined below), Stockholder shall not Transfer, or permit or otherwise cause the Transfer of, the Shares or any portion thereof or publicly announce any intention to Transfer, or permit or otherwise cause the Transfer of, the Shares or any portion thereof. As used herein, the term “Lock-up Period” means the period beginning on the Closing Date and ending on the earlier of the date that (i) is 365 days following the Closing Date and (ii) the Purchaser consummates a liquidation, merger, stock exchange or other similar transaction that results in all of the holders of Purchaser Common Stock having the right to exchange their shares of Purchaser Common Stock for cash, securities or other property. Notwithstanding the foregoing, (x) on the date that is 180 days following the date of this Agreement Stockholder may Transfer up to one-third (1/3) of the Shares and (y) on the date that is 270 days following the date of this Agreement Stockholder may Transfer an additional one-third (1/3) of the Shares, except to the extent such shares remain subject to the Escrow Agreement or have been delivered pursuant to the Escrow Agreement to Purchaser, in either case in accordance with the terms thereof. As used herein, “Transfer” means (a) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of the Shares or interest in the Shares, in whole or in part, or (b) in respect of the Shares or any interest in the Shares, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares or interest in the Shares, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

3.     Notwithstanding the provisions of Section 2, Stockholder may Transfer the Shares or any portion thereof:

(f)     to the officers or directors of the Purchaser or family members of any of the Purchaser’s officers or directors, or any Affiliate of Stockholder;

(g)     by gift or other transfer to a member of Stockholder’s immediate family (if applicable) or to a trust, corporation, partnership or limited liability company established for estate planning purposes, the beneficiaries, stockholders, partners or members of which are members of Stockholder’s immediate family or a charitable organization;

(h)     by virtue of Laws of descent and distribution upon the death of Stockholder;

(i)     pursuant to a qualified domestic relations order;

or

(j)     to the Purchaser (or its designee) if and to the extent required by the Escrow Agreement;

provided, however, that, in the case of clauses (a) through (d), it shall be a condition to such Transfer that the permitted transferee(s) shall execute and deliver to Purchaser no less than one (1) Business Day prior to such Transfer an agreement in writing to become bound by the Transfer restrictions and forfeiture provisions contained in this Agreement.

4.     Stockholder hereby represents and warrants to the Purchaser that (i) Stockholder has full power and authority to enter into this Agreement and (ii) the execution and delivery of this Agreement does not, and the performance by Stockholder of its, his or her agreements and obligations hereunder will not, conflict with, result in a breach or violation of or default under (without or without notice or lapse of time or both), or require notice to or the consent of any Person under, any provisions of the Organization Documents of Stockholder (if applicable), or any binding Contract, Law or Order to which Stockholder is a party or by which Stockholder is, or any of Stockholder’s assets are, bound, except for such conflicts, breaches, violations or defaults that would not, individually or in the aggregate, prevent or materially delay Stockholder from performing its, his or her obligations under this Agreement.

5.     This Agreement constitutes the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersedes all prior understandings, agreements, or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Agreement may not be changed, amended, modified or waived as to any particular provision, except by a written instrument executed by each of the parties hereto.

6.     No party hereto may assign this Agreement or any of its, his or her rights, interests, or obligations hereunder without the prior written consent of the other party. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on each party’s respective successors, heirs, personal representatives and assigns.

7.     The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the Laws of the State of Delaware, without regard to the choice of Law principles thereof. The parties acknowledge and agree that this Agreement is being executed and delivered in the State of Delaware. Each of the parties hereby irrevocably submits to the non-exclusive jurisdiction of Court of Chancery of the State of Delaware, or to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, in any action, suit or proceeding with respect to this Agreement.

8.     Any notice, consent or request to be given in connection with any of the terms or provisions of this Agreement shall be in writing and shall be sent by express mail or similar private courier service, by certified mail (return receipt requested), by hand delivery, or by electronic or facsimile transmission, to the address or facsimile number indicated below or such other address as a party shall subsequently provide.

9.     The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its, his or her specified terms or otherwise breach such provisions. The parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at Law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) the other party has an adequate remedy at Law or (y) an award of specific performance is not an appropriate remedy for any reason at Law or equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.     If any term, provision, agreement, covenant or restriction of this Agreement is held by a Governmental Authority of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

11.     This Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument. The facsimile or electronic “.pdf” transmission or retransmission of any original signed counterpart to this Agreement or any document or agreement contemplated hereby (including any amendment hereto or thereto) shall be deemed to be delivery of an original counterpart thereof for all purposes.

[Signatures Follow on the Next Page]

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the Purchaser and Stockholder have caused their respective names to be hereunto subscribed individually or by their respective officers thereunto duly authorized, as the case may be, all as of the day and year first above written.

THE PURCHASER: PRIMO WATER CORPORATION

By:
Name:	Billy D. Prim
Title:	Chairman and Chief Executive Officer

STOCKHOLDER:

Name:

Address:

APPENDIX F

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)     Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)     Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)     In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

F-1

(4)     In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)     Appraisal rights shall be perfected as follows:

(1)     If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)     If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

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(e)     Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)     Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

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(g)     At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)     After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

F-4

(k)     From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)     The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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